FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2021
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

Interim consolidated directors' report 2021

All Together Now

First half

Santander

Interim Consolidated Directors' Report	2021
January - June

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Jun-21	Mar-21%		Jun-21	Jun-20%		Dec-20
Total assets	1,568,636	1,562,879	0.4	1,568,636	1,572,881	(0.3)	1,508,250
Loans and advances to customers	954,518	939,760	1.6	954,518	934,796	2.1	916,199
Customer deposits	894,127	882,854	1.3	894,127	846,832	5.6	849,310
Total funds	1,121,969	1,095,970	2.4	1,121,969	1,039,996	7.9	1,056,127
Total equity	95,745	92,686	3.3	95,745	91,859	4.2	91,322
Note: Total funds include customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q2'21	Q1'21%		H1'21	H1'20%		2020
Net interest income	8,240	7,956	3.6	16,196	16,202	—	31,994
Total income	11,305	11,390	(0.7)	22,695	22,268	1.9	44,279
Net operating income	6,046	6,272	(3.6)	12,318	11,561	6.5	23,149
Profit before tax	3,812	3,102	22.9	6,914	(6,410)	—	(2,076)
Attributable profit to the parent	2,067	1,608	28.5	3,675	(10,798)	—	(8,771)
Changes in constant euros:
Q2'21 / Q1'21: NII: +2.6%; Total income: -1.6%; Net operating income: -4.7%; Profit before tax: +21.4%; Attributable profit: +27.2%
H1'21 / H1'20: NII: +7.6%; Total income: +9.8%; Net operating income: +16.7%; Profit before tax: -/+; Attributable profit: -/+

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2'21	Q1'21%		H1'21	H1'20%		2020
EPS (euros) (2)	0.112	0.085	31.4	0.197	(0.639)	—	(0.538)
RoE	9.91	9.80		9.53	(9.28)		(9.80)
RoTE	12.29	12.16		11.82	1.73		1.95
RoA	0.64	0.62		0.61	(0.51)		(0.50)
RoRWA	1.74	1.67		1.66	(1.34)		(1.33)
Efficiency ratio	46.5	44.9		45.7	47.3		47.0

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q2'21	Q1'21%		H1'21	H1'20%		2020
Net interest income	8,240	7,956	3.6	16,196	16,202	—	31,994
Total income	11,305	11,390	(0.7)	22,695	22,518	0.8	44,600
Net operating income	6,046	6,272	(3.6)	12,318	11,561	6.5	23,633
Profit before tax	3,815	3,813	0.1	7,628	3,841	98.6	9,674
Attributable profit to the parent	2,067	2,138	(3.3)	4,205	1,908	120.4	5,081
Changes in constant euros:
Q2'21 / Q1'21: NII: +2.6%; Total income: -1.6%; Net operating income: -4.7%; Profit before tax: -1.3%; Attributable profit: -4.4%
H1'21 / H1'20: NII: +7.6%; Total income: +8.4%; Net operating income: +13.4%; Profit before tax: +122.9%; Attributable profit: +152.8%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q2'21	Q1'21%		H1'21	H1'20%		2020
Underlying EPS (euros) (2)	0.112	0.116	(3.4)	0.227	0.094	141.5	0.262
Underlying RoE	9.91	10.44		10.17	3.98		5.68
Underlying RoTE	12.29	12.96		12.62	5.44		7.44
Underlying RoA	0.64	0.65		0.65	0.31		0.40
Underlying RoRWA	1.74	1.77		1.75	0.80		1.06

January - June 2021	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

SOLVENCY(3) (%)	Jun-21	Mar-21	Jun-21	Jun-20	Dec-20
CET1 phased-in	12.11	12.26	12.11	11.84	12.34
Phased-in total capital ratio	15.82	16.12	15.82	15.48	16.18

CREDIT QUALITY (%)	Q2'21	Q1'21	H1'21	H1'20	2020
Cost of credit (4)	0.94	1.08	0.94	1.26	1.28
NPL ratio	3.22	3.20	3.22	3.26	3.21
Total coverage ratio	73	74	73	72	76

MARKET CAPITALIZATION AND SHARES	Jun-21	Mar-21%		Jun-21	Jun-20%		Dec-20
Shares (millions)	17,341	17,341	0.0	17,341	16,618	4.3	17,341
Share price (euros) (2)	3.220	2.897	11.1	3.220	2.084	54.5	2.538
Market capitalisation (EUR million)	55,828	50,236	11.1	55,828	36,136	54.5	44,011
Tangible book value per share (euros) (2)	3.98	3.84		3.98	3.83		3.79
Price / Tangible book value per share (X) (2)	0.81	0.75		0.81	0.54		0.67

CUSTOMERS (thousands)	Q2'21	Q1'21		H1'21	H1'20		2020
Total customers	150,447	148,641	1.2	150,447	146,010	3.0	148,256
Loyal customers	24,169	23,428	3.2	24,169	21,507	12.4	22,838
Loyal retail customers	22,100	21,441	3.1	22,100	19,703	12.2	20,901
Loyal SME & corporate customers	2,069	1,987	4.1	2,069	1,804	14.6	1,938
Digital customers	45,352	44,209	2.6	45,352	39,915	13.6	42,362
Digital sales / Total sales (%)	54	50		52	44		44

OTHER DATA	Jun-21	Mar-21%		Jun-21	Jun-20%		Dec-20
Number of shareholders	3,879,232	3,937,711	(1.5)	3,879,232	4,080,201	(4.9)	4,018,817
Number of employees	190,751	190,175	0.3	190,751	194,284	(1.8)	191,189
Number of branches	10,073	10,817	(6.9)	10,073	11,847	(15.0)	11,236

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include the items recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided in the “Alternative performance measures” section of the annex to this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2020 Annual Financial Report, published in the CNMV on 23 February 2021, our 20-F report for the year ending 31 December 2020 filed with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2) Data adjusted for the capital increase in December 2020.
(3) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the total phased-in capital ratio includes the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.
(4) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

4	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

1. Our scale Local scale and leadership. Worldwide reach through our global businesses	2. Customer focus Unique personal banking relationships strengthen customer loyalty	3. Diversification Our geographic and business diversification makes us more resilient under adverse circumstances
•Geographic diversification[3] balanced between mature and emerging markets total customers in Europe and the Americas

•Business diversification between customer segments (individuals, SMEs, mid-market companies and large corporates)
1. Market share in lending as of March 2021 including only privately-owned banks. UK benchmark refers to the mortgage market. DCB refers to auto in Europe.	2. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.	3. H1'21 underlying attributable profit by region. Operating areas excluding Corporate Centre.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders.

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - June 2021	5

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

HIGHLIGHTS OF THE PERIOD
▶ In the second quarter of 2021, we once again demonstrated the strength of our model. We delivered strong results in an environment marked by the recovery of activity in all regions, following the progress in the vaccination process.
▶ In line with our strategy to deploy capital in the most profitable businesses:
•The Group announced on 15 July 2021 that Santander Holdings USA, Inc. (SHUSA, the parent company that comprises Santander's businesses in the US) has reached an agreement to acquire Amherst Pierpont Securities, a market-leading independent fixed-income broker dealer based in the US.
•SHUSA announced on 2 July 2021 a proposal to acquire all outstanding shares of common stock of Santander Consumer USA (SC USA) it does not already own. SHUSA currently owns approximately 80% of SC USA's outstanding shares, and, if the transaction is completed, SC USA would become a wholly owned subsidiary of SHUSA.
•These transactions follow our strategy to reduce complexity, increase profitability with minimal additional operational risk, increase business diversification by expanding our exposure to corporates and increase the weighting of earnings obtained in hard currency. Both transactions follow our rigorous financial discipline and goals and strengthen our business model and profitable growth.
▶ The cash dividend of EUR 0.0275 per share against 2020 results was paid in May, the maximum allowed in accordance with the limits set by the European Central Bank recommendation of 15 December 2020. This dividend was paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.

GROWTH
▶ Digital adoption continued to accelerate: in H1'21, 52% of sales were made through digital channels (44% in H1'20) and the number of digital customers amounted to more than 45 million (+14% year-on-year).
▶ Loyal customers rose by over 2 million since June 2020, totalling 24 million, and represented 33% of total active customers.
▶ Business volumes increased in Q2'21 despite still being affected by the pandemic and high liquidity in the markets. In this environment, and excluding the exchange rate impact, loans and advances to customers rose close to EUR 11 billion (+1%) in the quarter and 2% year-on-year. Customer funds were up EUR 21.3 billion, +2% in the quarter and +7% year-on-year, due to the higher propensity to save of individuals and corporates.

PROFITABILITY
▶ Attributable profit amounted to EUR 2,067 million in Q2'21 with no material net results recorded in the net capital gains and provisions line. The quarter-on-quarter comparison was affected by the contribution to the SRF. Excluding this impact, profit rose 8% in constant euros compared to Q1'21 underlying attributable profit.
▶ H1'21 attributable profit was EUR 3,675 million. Excluding the EUR 530 million charge from expected restructuring costs for the year as a whole recorded in Q1'21, underlying attributable profit stood at EUR 4,205 million, 2.5 times higher than H1'20 (in constant euros), underpinned by the positive performance across regions, Digital Consumer Bank (DCB) and the global businesses. This figure was the highest first half underlying attributable profit recorded since 2010.
▶ These results were reflected in higher profitability: underlying RoTE of 12.6% (5.4% in H1'20), underlying RoRWA was 1.75% (0.80% in H1'20) and underlying earnings per share of EUR 0.227 (EUR 0.094 in H1'20).

STRENGTH
▶ Cost of credit improved to 0.94% in H1'21 (1.28% in FY20). Total loan-loss reserves in the first quarter exceeded EUR 24 bn and total coverage of credit impaired loans was 73%.
▶ The CET1 ratio was 12.11% in June 2021, with an organic generation of 7 bps (including a -18 bps accrual for potential shareholder remuneration equivalent to 50% of Q2’21 underlying profit1). On the other hand, it was affected by regulatory impacts and models (-24 bps).
▶ TNAV per share was EUR 3.98 in June 2021, 4% higher quarter-on-quarter and up 6% compared to December (including the EUR 0.0275 dividend paid in May).
(1) This figure follows the indications of the consolidating supervisor to consider the maximum within the pay-out target range (40%-50%) of underlying profit.

6	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q2'21	Q1'21%		% excl. FX	H1'21	H1'20%		% excl. FX
Net interest income	8,240	7,956	3.6	2.6	16,196	16,202	0.0	7.6
Net fee income (commission income minus commission expense)	2,621	2,548	2.9	2.0	5,169	5,136	0.6	8.3
Gains or losses on financial assets and liabilities and exchange differences (net)	243	651	(62.7)	(62.7)	894	1,073	(16.7)	(10.6)
Dividend income	244	65	275.4	274.9	309	265	16.6	17.6
Share of results of entities accounted for using the equity method	87	76	14.5	12.1	163	(135)	—	—
Other operating income / expenses	(130)	94	—	—	(36)	(273)	(86.8)	(85.9)
Total income	11,305	11,390	(0.7)	(1.6)	22,695	22,268	1.9	9.8
Operating expenses	(5,259)	(5,118)	2.8	2.2	(10,377)	(10,707)	(3.1)	2.5
Administrative expenses	(4,561)	(4,435)	2.8	2.3	(8,996)	(9,288)	(3.1)	2.5
Staff costs	(2,750)	(2,688)	2.3	1.8	(5,438)	(5,470)	(0.6)	4.6
Other general administrative expenses	(1,811)	(1,747)	3.7	3.0	(3,558)	(3,818)	(6.8)	(0.6)
Depreciation and amortization	(698)	(683)	2.2	1.6	(1,381)	(1,419)	(2.7)	2.7
Provisions or reversal of provisions	(531)	(959)	(44.6)	(45.0)	(1,490)	(614)	142.7	167.6
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(1,748)	(2,056)	(15.0)	(16.0)	(3,804)	(7,030)	(45.9)	(41.4)
Impairment on other assets (net)	8	(138)	—	—	(130)	(10,241)	(98.7)	(98.7)
Gains or losses on non financial assets and investments, net	51	1	—	—	52	27	92.6	96.4
Negative goodwill recognized in results	—	—	—	—	—	6	(100.0)	(100.0)
Gains or losses on non-current assets held for sale not classified as discontinued operations	(14)	(18)	(22.2)	(23.3)	(32)	(119)	(73.1)	(73.1)
Profit or loss before tax from continuing operations	3,812	3,102	22.9	21.4	6,914	(6,410)	—	—
Tax expense or income from continuing operations	(1,331)	(1,143)	16.4	14.5	(2,474)	(3,928)	(37.0)	(34.5)
Profit from the period from continuing operations	2,481	1,959	26.6	25.4	4,440	(10,338)	—	—
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,481	1,959	26.6	25.4	4,440	(10,338)	—	—
Attributable profit to non-controlling interests	(414)	(351)	17.9	17.3	(765)	(460)	66.3	75.2
Attributable profit to the parent	2,067	1,608	28.5	27.2	3,675	(10,798)	—	—

EPS (euros) (1)	0.112	0.085	31.4		0.197	(0.639)	—
Diluted EPS (euros) (1)	0.111	0.085	31.4		0.196	(0.639)	—

Memorandum items:
Average total assets	1,557,364	1,526,899	2.0		1,539,167	1,548,851	(0.6)
Average stockholders' equity	83,429	81,858	1.9		82,669	95,803	(13.7)
(1) Data adjusted for the capital increase in December 2020.

January - June 2021	7

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Income statement

Executive summary

Profit (H1'21 vs H1'20)		Performance (H1'21 vs H1'20). In constant euros

Strong profit growth across regions and businesses		Higher underlying profit driven by total income, cost control and lower provisions
Attributable profit	Underlying attrib. profit	Total income	Costs		Provisions
EUR 3,675 mn	EUR 4,205 mn
-EUR 10,798 mn in H1'20	EUR 1,908 mn in H1'20	+8.4%	+3.1%		-42.1%

Efficiency		Profitability

The Group's efficiency ratio improved strongly, mainly driven by Europe		Strong profitability improvement compared to H1'20 and FY'20.
Group	Europe	RoTE	Underlying RoTE	RoRWA	Underlying RoRWA
45.7%	51.2%	11.8%	12.6%	1.66%	1.75%
▼1.6 pp vs H1'20	▼ 8.0 pp vs H1'20	▲ 10.1 pp	▲7.2 pp	▲ 3,0 pp	▲ 1.0 pp
Changes vs H1'20

è Results performance compared to H1'20
The Group presents, both at the total level and for each of the business units, the real changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management. For the Group as a whole, exchange rates had a significant impact on revenue (-8 percentage points) and costs (-6 percentage points).
▶ Total income
Total income totalled EUR 22,695 million in the first half of 2021, up 2% with respect to H1'20. If the FX impact is excluded, total income increased 10%, with growth in all regions and countries, except Mexico, showing the strength provided by our geographic and business diversification. Net interest income and net fee income accounted for 94% of total income. By line:
•Net interest income amounted to EUR 16,196 million, stable compared to H1'20. Stripping out the exchange rate impact, growth was 8%, mainly due to the net effect of the increase in revenue from higher average lending and deposit volumes and the lower cost of the latter, and the reduction in revenue from lower interest rates in many markets.

Net interest income
EUR million
constant euros
On the one hand, growth was recorded in the UK (+29%), through decisive management deposit repricing actions (mainly the 1I2I3 current account), as well as higher customer balances; Spain (+10%), driven by margin management and TLTRO; Brazil (+10%), due to greater volumes that offset lower average interest rates; and Chile (+12%), due to margin management and inflation. Finally, the US (+1%), due to focused pricing actions and despite rate and volume pressures.
On the other hand, Mexico fell 4%, due to notably lower interest rates and reduced volumes in a market environment of falling lending.
•Net fee income rose 1% year-on-year at EUR 5,169 million. Excluding the exchange rate impact, they were 8% higher, returning to pre-crisis levels in the second quarter after being one of the most affected line items by the health crisis.
In this way, some continue to be affected, mainly transactional fees. However, the year-on-year growth in the acquiring business, combined with the increases in card (+26%) and points of sale (+54%) turnover, support a sound recovery path, which was also reflected in mutual funds, insurance and wholesale businesses.

Net fee income
EUR million
constant euros

8	January - June 2021

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Income statement
Santander Corporate & Investment Banking surged 18% year-on-year driven by strong markets growth and the positive performance in Banking businesses (GDF and GTB). Wealth Management & Insurance rose 10% (including fees ceded to the branch network). Overall, both businesses together accounted for approximately 50% of the Group’s total net fee income (SCIB: 17%; WM&I: 32%).
By region, growth was seen across the board in all areas; North America grew 5% with rises in the US and Mexico; overall growth in South America (+14%); and Europe was up 5%, with generalized increases in all markets except the UK, due to regulatory changes affecting overdrafts since April 2020.
•Gains on financial transactions, accounted for 4% of total income and stood at EUR 894 million (EUR 1,073 million in the first half of 2020), with falls in Spain (-37%), Mexico (-63%), Chile (-26%) and Brazil (-4%). On the other hand, growth was recorded in Portugal (ALCO portfolio sales).
•Dividend income was EUR 309 million in the first half of 2021, 17% higher than in the same period of 2020 (+18% excluding the exchange rate effect), after the completion of several dividend payments following last years' reduction, delay or cancellation amid the pandemic.
•The results of entities accounted for using the equity method amounted to EUR 163 million, reflecting the higher contribution from the entities associated to the Group.
•Other operating income recorded a loss of -EUR 36 million compared to -EUR 273 million in the first half of 2020, as the greater contribution to the SRF in 2021 was offset by higher results from insurance and leasing.

Total income
EUR million
constant euros

▶ Costs
Operating costs amounted to EUR 10,377 million, 3% lower year-on-year. Excluding the exchange rate impact, costs rose 3% given the general upturn in inflation in 2021 and the investments in technology and digital developments. Excluding inflation (i.e. in real terms) costs dropped 0.4%.
The efficiency ratio was 45.7%, improving 1.6 pp versus last year, mainly driven by Europe. This enabled Santander to remain one of the most efficient global banks in the world.
The trends by region and market in constant euros were as follows:
•In Europe, costs were 1% lower, -2% in real terms (excluding average inflation), making headway in our cost reduction plan. Falls were recorded in Spain (-7%), the UK and Portugal (-3%). Poland rose 2% due to higher personnel expenses. The efficiency ratio in the region improved notably to 51.2% (-8 pp year-on-year).
•In North America, costs increased 7%. In real terms, they were 4% higher, mainly driven by technology expenses and amortizations, with a 3% increase in the US and a 2% fall in Mexico. The efficiency ratio in the region stood at 42.7%.
•Finally, in South America, the increase in costs (+7%) was greatly distorted by the very high inflation in Argentina. In real terms, costs reduced 3% in the region: Brazil (-6%), Chile (-1%) and Argentina (+6%). The efficiency ratio in the region stood at 34.4%.

Operating expenses
EUR million
constant euros

January - June 2021	9

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) rose to EUR 1,490 million (EUR 614 million in H1'20). This line item includes the charges for restructuring costs, as well as charges related to CHF mortgages in Poland and Digital Consumer Bank (EUR 154 million in H1'21).
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 3,804 million, down 46% year-on-year in euros and -41% in constant euros, mainly from additional provisions recorded in 2020 based on the IFRS 9 forward-looking view and the collective and individual assessments to reflect expected credit losses arising from covid-19.
▶ Impairment on other assets (net)
Impairment on other assets (net) stood at EUR 130 million. In H1'20, this line item was EUR 10,241 million due to the valuation adjustment of goodwill of -EUR 10,100 million recorded in the second quarter.

Net loan-loss provisions
EUR million
constant euros

3,503
2,984
2,575
2,659
2,004
1,749
3,909
3,118
2,535
2,611
1,992
1,761
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

▶ Gains or losses on non-financial assets and investments (net)
This line item recorded EUR 52 million in the first half of 2021, compared to EUR 27 million in the same period of 2020.
▶ Negative goodwill recognized in results
This line item recorded EUR 0 million in H1'21 (EUR 6 million in H1'20).
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This line item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled -EUR 32 million in the first half of 2021, compared to -EUR 119 million in the first half of 2020.
▶ Profit before tax
Profit before tax amounted to EUR 6,914 million in the first half of 2021, increasing from -EUR 6,410 million in the same period of 2020, spurred by growth in total income and lower provisions in 2021 and the valuation adjustment of goodwill accounted in H1'20.
▶ Income tax
Total corporate income tax was EUR 2,474 million (EUR 3,928 million in the first half of 2020, which recorded the EUR 2,500 million valuation adjustment to deferred tax assets).
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 765 million, up 66% year-on-year (+75% excluding the exchange rate impact).
▶ Attributable profit to the parent
Attributable profit to the parent amounted to EUR 3,675 million in H1'21, compared with EUR 10,798 million in H1'20.
RoTE stood at 11.8% (1.7% in H1'20), RoRWA of 1.66% (-1.34% in H1'20) and earnings per share stood at EUR 0.197 (-EUR 0.639 in H1'20).

10	January - June 2021

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Income statement
▶ Underlying attributable profit to the parent
Attributable profit to the parent recorded in the first half of 2021 and 2020 was affected by results that are outside the ordinary course of our business and distort the year-on-year comparison, and are detailed below:
•In H1'21, these results totalled -EUR 530 million due to the recording in Q1'21 of restructuring costs as follows: -EUR 293 million in the UK, -EUR 165 million in Portugal, -EUR 16 million in Digital Consumer Bank and -EUR 56 million in the Corporate Centre.
•In the first half of 2020, these results amounted to -EUR 12,706 million from the valuation adjustment of goodwill ascribed to various Group units (-EUR 10,100 million) and the valuation adjustment to deferred tax assets of the Spanish consolidated fiscal group with an impact of -EUR 2,500 million. In addition, restructuring costs and other provisions had a net impact of -EUR 106 million.
For further information see the 'Alternative performance measures' section of this report.
Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the net capital gains and provisions line, the adjusted or underlying attributable profit to the parent was EUR 4,205 million in the first half of 2021 and EUR 1,908 million in the same period last year.
The Group’s cost of credit (considering the last 12 months) stood at 0.94%, 0.79% considering the last 6 months, performing better than expected, due to lower provisions in most markets, mainly in Brazil, the US and the UK. The latter two recorded releases in the last quarter.
Before the recording of loan-loss provisions, the Group's underlying net operating income (total income less operating expenses) was EUR 12,318 million, a 4% increase year-on-year, which becomes a 13% rise excluding the FX impact, with the following performance of the latter by line and region:
By line:
•Total income up primarily driven by net interest income (+8%) and the rebound net fee income (+8%).
•Costs were higher on the back of the upturn in inflation. In real terms, broad-based declines across Europe, Brazil, Chile and Mexico.
By region:
•In Europe, net operating income increased 37% with rises in all markets.
•In North America, net operating income was 2% higher. By country, the US increased 13% and Mexico dropped 12%.
•In South America, growth was 11% with rises of 14% in Brazil, 10% in Chile and 6% in Argentina.
•In Digital Consumer Bank, net operating income increased 2%.
In the first half of 2021, the Group’s underlying RoTE was 12.6% (5.4% in H1'20), underlying RoRWA was 1.75% (0.80% in H1'20) and underlying earnings per share EUR 0.227 (EUR 0.094 in H1'20).

Summarized underlying income statement
EUR million			Change				Change
	Q2'21	Q1'21%		% excl. FX	H1'21	H1'20%		% excl. FX
Net interest income	8,240	7,956	3.6	2.6	16,196	16,202	0.0	7.6
Net fee income	2,621	2,548	2.9	2.0	5,169	5,136	0.6	8.3
Gains (losses) on financial transactions (1)	243	651	(62.7)	(62.7)	894	1,073	(16.7)	(10.6)
Other operating income	201	235	(14.5)	(16.1)	436	107	307.5	309.0
Total income	11,305	11,390	(0.7)	(1.6)	22,695	22,518	0.8	8.4
Administrative expenses and amortizations	(5,259)	(5,118)	2.8	2.2	(10,377)	(10,653)	(2.6)	3.1
Net operating income	6,046	6,272	(3.6)	(4.7)	12,318	11,865	3.8	13.4
Net loan-loss provisions	(1,761)	(1,992)	(11.6)	(12.7)	(3,753)	(7,027)	(46.6)	(42.1)
Other gains (losses) and provisions	(470)	(467)	0.6	1.2	(937)	(997)	(6.0)	(1.6)
Profit before tax	3,815	3,813	0.1	(1.3)	7,628	3,841	98.6	122.9
Tax on profit	(1,334)	(1,324)	0.8	(1.1)	(2,658)	(1,468)	81.1	101.8
Profit from continuing operations	2,481	2,489	(0.3)	(1.3)	4,970	2,373	109.4	136.1
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,481	2,489	(0.3)	(1.3)	4,970	2,373	109.4	136.1
Non-controlling interests	(414)	(351)	17.9	17.2	(765)	(465)	64.5	73.4
Net capital gains and provisions	—	(530)	(100.0)	—	(530)	(12,706)	(95.8)	(95.8)
Attributable profit to the parent	2,067	1,608	28.5	27.2	3,675	(10,798)	—	—
Underlying attributable profit to the parent (2)	2,067	2,138	(3.3)	(4.4)	4,205	1,908	120.4	152.8
(1) Includes exchange differences.
(2) Excludes net capital gains and provisions.

January - June 2021	11

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Income statement
è Results performance compared to the previous quarter
In the second quarter, attributable profit to the parent amounted to EUR 2,067 million, with no material net results recorded in the net capital gains and provisions line.
Attributable profit to the parent recorded a significant jump (+29% in euros and +27% in constant euros) from EUR 1,068 million in Q1'21, which was affected by restructuring costs (-EUR 530 million).
Compared to Q1'21 underlying attributable profit (EUR 2,138 million, excluding restructuring costs), profit was 3% lower (-4% at constant exchange rates).
This decrease was mainly driven by the contribution to the SRF in Spain, Other Europe, Digital Consumer Bank and the Corporate Centre recorded in Q2'21. Excluding this impact, underlying attributable profit rose 8% (excluding the exchange rate impact), with the following performance by line in constant euros:

Net operating income
EUR million
constant euros

•Total income was 2% lower quarter-on-quarter, dampened by the aforementioned SRF contribution and reduced gains on financial transactions, which were exceptionally high in Q1'21. Net interest income and net fee income grew 3% and 2%, respectively, maintaining their recovery paths despite an environment where interest rates remained low and economic activity, although recovering, continued to be constrained by the pandemic.
•Continued rigorous expense management. However, the upturn in inflation (especially in North America and South America), led to a 2% rise in the Group. In Europe, decreases were recorded in Spain, Portugal and the UK, on the back of the ongoing efficiency programmes.
•Loan-loss provisions continued to fall (-13%). Of note were the releases in the UK and the US from the improved economic forecast.
•Other gains (losses) and provisions recorded an -EUR 110 million charge related to CHF mortgages in Poland and Digital Consumer Bank.

Underlying attributable profit to the parent*
EUR million
constant euros
(*) Excluding net capital gains and provisions.

12	January - June 2021

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-21	Jun-20	Absolute	%	Dec-20
Cash, cash balances at central banks and other demand deposits	183,091	138,266	44,825	32.4	153,839
Financial assets held for trading	102,792	124,145	(21,353)	(17.2)	114,945
Debt securities	34,114	32,062	2,052	6.4	37,894
Equity instruments	13,545	7,782	5,763	74.1	9,615
Loans and advances to customers	265	289	(24)	(8.3)	296
Loans and advances to central banks and credit institutions	—	6	(6)	(100.0)	3
Derivatives	54,868	84,006	(29,138)	(34.7)	67,137
Financial assets designated at fair value through profit or loss	61,324	97,270	(35,946)	(37.0)	53,203
Loans and advances to customers	25,353	35,421	(10,068)	(28.4)	24,673
Loans and advances to central banks and credit institutions	28,791	54,815	(26,024)	(47.5)	21,617
Other (debt securities an equity instruments)	7,180	7,034	146	2.1	6,913
Financial assets at fair value through other comprehensive income	114,505	122,560	(8,055)	(6.6)	120,953
Debt securities	103,549	112,041	(8,492)	(7.6)	108,903
Equity instruments	2,751	2,228	523	23.5	2,783
Loans and advances to customers	8,205	8,291	(86)	(1.0)	9,267
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	1,003,417	976,298	27,119	2.8	958,378
Debt securities	29,038	27,167	1,871	6.9	26,078
Loans and advances to customers	920,695	890,795	29,900	3.4	881,963
Loans and advances to central banks and credit institutions	53,684	58,336	(4,652)	(8.0)	50,337
Investments in subsidiaries, joint ventures and associates	7,562	8,668	(1,106)	(12.8)	7,622
Tangible assets	32,678	33,271	(593)	(1.8)	32,735
Intangible assets	16,454	15,946	508	3.2	15,908
Goodwill	12,854	12,595	259	2.1	12,471
Other intangible assets	3,600	3,351	249	7.4	3,437
Other assets	46,813	56,457	(9,644)	(17.1)	50,667
Total assets	1,568,636	1,572,881	(4,245)	(0.3)	1,508,250

Liabilities and shareholders' equity
Financial liabilities held for trading	68,982	97,700	(28,718)	(29.4)	81,167
Customer deposits	—	—	—	—	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	—	—	—	—
Derivatives	52,440	84,202	(31,762)	(37.7)	64,469
Other	16,542	13,498	3,044	22.6	16,698
Financial liabilities designated at fair value through profit or loss	54,131	59,619	(5,488)	(9.2)	48,038
Customer deposits	38,005	36,346	1,659	4.6	34,343
Debt securities issued	5,491	4,386	1,105	25.2	4,440
Deposits by central banks and credit institutions	10,635	18,887	(8,252)	(43.7)	9,255
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,310,433	1,283,581	26,852	2.1	1,248,188
Customer deposits	856,122	810,486	45,636	5.6	814,967
Debt securities issued	237,739	254,398	(16,659)	(6.5)	230,829
Deposits by central banks and credit institutions	182,770	189,214	(6,444)	(3.4)	175,424
Other	33,802	29,483	4,319	14.6	26,968
Liabilities under insurance contracts	1,014	2,246	(1,232)	(54.9)	910
Provisions	10,400	11,948	(1,548)	(13.0)	10,852
Other liabilities	27,931	25,928	2,003	7.7	27,773
Total liabilities	1,472,891	1,481,022	(8,131)	(0.5)	1,416,928
Shareholders' equity	117,552	112,899	4,653	4.1	114,620
Capital stock	8,670	8,309	361	4.3	8,670
Reserves	105,207	117,050	(11,843)	(10.1)	114,721
Attributable profit to the Group	3,675	(10,798)	14,473	—	(8,771)
Less: dividends	—	(1,662)	1,662	(100.0)	—
Other comprehensive income	(32,181)	(30,637)	(1,544)	5.0	(33,144)
Minority interests	10,374	9,597	777	8.1	9,846
Total equity	95,745	91,859	3,886	4.2	91,322
Total liabilities and equity	1,568,636	1,572,881	(4,245)	(0.3)	1,508,250

January - June 2021	13

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary *

	Loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)

Credit normalization following the uptick at the beginning of the pandemic, due to high liquidity in the system			Strong increase in customer funds benefiting from the higher propensity to save derived from the health crisis
940	▲ 1% QoQ	▲ 2% YoY	1,037	▲ 2% QoQ	▲ 7% YoY
billion			billion

	è By segment (YoY change):			è By product (YoY change):

Growth backed by individuals and large corporates			Of note were demand deposits (which account for 66% of customer funds) and mutual funds

Individuals	SMEs and corporates	CIB and institutions	Demand	Time	Mutual funds
+3%	-3%	+1%	+9%	-11%	+18%

(*) Changes in constant euros

è Loans and advances to customers
Loans and advances to customers stood at EUR 954,518 million, rising 2% both quarter-on-quarter and year-on-year.
The Group uses gross loans and advances to customers excluding reverse repos (EUR 939,559 million) for the purpose of analyzing traditional commercial banking loans. In addition, in order to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the second quarter, gross loans and advances to customers excluding reverse repos and without the exchange rate impact, increased 1%, as follows:
•Balances in Europe rose 1%. By market, Portugal and Spain increased 1%, 'Other Europe' +6% and the rest had no material change.
•North America grew 3% driven by the US, as Mexico remained flat.
•In South America, 2% growth with all markets increasing, notably Brazil (+3%) and Argentina (+9%).
•Digital Consumer Bank (DCB) recorded no material change, with widespread falls across the main consumer finance units, except the Nordics and France.
Compared to June 2020, gross loans and advances to customers (excluding reverse repos and the FX impact) grew 2%, as follows:
•In Europe, 1% growth with all markets increasing except Spain (-2%), dampened by SMEs and large corporates. Rises were recorded in Portugal (+5%), driven by SMEs and mortgages, the UK (+1%), driven by residential mortgage activity and the government programmes for corporate customers, and Poland, which increased slightly. "Other Europe" rose 16%, mainly SCIB.
•In North America, Mexico fell 4% as corporate loans began to normalize following the uptick at the beginning of the pandemic and the lower card activity during lockdown. The US fell 2% affected by Puerto Rico and Bluestem portfolio disposals (+1% excluding their impacts). The region as a whole recorded a 3% decrease (flat excluding the aforementioned disposals).
•Growth in South America was 10%, with broad-based increases across countries except Chile (-2% due to corporates and CIB). Argentina up 36% driven by SMEs and cards, Brazil +15% with positive performance in all segments and Uruguay rose 9%.
•Digital Consumer Bank remained broadly stable. Openbank surged 39%, albeit compared to more modest figures.
Gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (62%), SMEs and corporates (23%) and CIB (15%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

Gross loans and advances to customers (excl. reverse repos)
% operating areas. June 2021

+3%	*
Jun-21 / Jun-20

(*) In constant EUR: +2%

14	January - June 2021

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 894,127 million in June 2021, increasing 1% quarter-on-quarter and 6% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analyzing traditional retail banking funds, which amounted to EUR 1,037,068 million.
•In the quarter, customer funds increased 2%, with the following performance, excluding exchange rate impacts:
–By product, demand deposits rose 3% and mutual funds 5%, whilst time deposits decreased 3%.
–By primary segment, customer funds increased 1% in Europe, driven by Spain, the UK and Portugal. North America rose 2% driven by the US, and South America increased 5% with widespread growth across markets. Digital Consumer Bank rose 4%.
•Compared to June 2020, customer funds were up 7%, excluding the exchange rate impact:
–By product, deposits excluding repos rose 4%. Demand deposits (+9%) increased in all markets, and time deposits fell 11%, with broad-based declines except Brazil and Argentina. Mutual funds surged 18% underpinned by net inflows and markets recovery.
–By country, customer funds rose in all regions and their respective units. Of note were the increases in Argentina (+47%), Uruguay (+14%), and Poland and Chile (both +10%), and more moderate growth in Brazil (+8%), the US, Spain and Portugal (+6% each), the UK (+5%) and Mexico (+2%).
–Positive performance also in DCB, which rose 12%. Openbank increased 26%.
With this performance, the weight of demand deposits as a percentage of total customer funds rose 1 pp in the last 12 months to 66%, which resulted in a better cost of deposits.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first half of 2021, the Group issued:
•Medium- and long-term senior debt amounting to EUR 7,771 million and EUR 74 million covered bonds placed in the market.
•There were EUR 10,110 million of securitizations placed in the market.
•In order to strengthen the Group’s situation, issuances to meet the TLAC requirement amounting to EUR 9,160 million (EUR 7,581 million of senior non-preferred; EUR 1,579 million of senior preferred).
•Maturities of medium- and long-term debt of EUR 13,508 million.
The net loan-to-deposit ratio was 107% (110% in June 2020). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 116%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch (long-term senior non-preferred debt at A- and short-term at F2), Moody's (A2 for long term debt and P-1 for short-term), Standard & Poor’s (A for long term debt and A-1 for short term) and DBRS (A high for long term debt and R-1 middle for short term), in all cases with a stable outlook. During the first half of the year, Moody's confirmed its outlook, while Fitch and Standard & Poor's upgraded its outlook from negative to stable.
While sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating assigned to the country where it is headquartered, Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s and DBRS and at the same level by Fitch and S&P, which demonstrates our financial strength and diversification.

Customer funds
EUR billion

Customer funds
% operating areas. June 2021

+8% *

+20%

+6%

•Total
•Mutual funds
•Deposits exc. repos

Jun-21 / Jun-20

(*) In constant EUR: +7%

January - June 2021	15

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Phased-in capital ratio*	Phased-in CET1 ratio*

The phased-in CET1 ratio exceeded our 11%-12% target range, resulting in a management buffer of 325 bps	In the quarter, strong organic generation after absorbing growth in RWAs and shareholder remuneration charges
	Organic generation	+7 bps
(after -18 bps accrual for potential shareholder remuneration and -5 bps from increased RWAs)

TNAV per share

TNAV per share was EUR 3.98, 4% higher quarter-on-quarter and +6% year-on-year

At the end of the quarter, the total phased-in capital ratio stood at 15.82% and the CET1 ratio (phased-in) at 12.11%. We have a strong capital base, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.86% for the CET1 ratio). This results in a CET1 management buffer of 325 bps, compared to the pre-covid-19 buffer of 189 bps.
In the quarter, continued strong organic capital generation of 7 bps due to profit earned. This figure includes a negative impact of 5 bps for the increase in RWAs driven by higher volumes, and an impact of -18 bps for potential shareholder remuneration, equivalent to 50% of this quarter's underlying profit. This figure follows the indications of the consolidating supervisor to consider the maximum within the pay-out target range (40%-50%) of underlying profit**.
In addition, regulatory and model-related impacts were recorded in the quarter for -24 bps, of which -9 bps correspond to TRIM (targeted review of internal models) low defaults and -11 bps to SA-CCR (standardized approach counterparty credit risk).
Lastly, the performance of markets and others was virtually static in the quarter.
Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 ratio was -41 bps, leading to a fully-loaded CET1 ratio of 11.70%.
The phased-in leverage ratio stood at 5.2%, and the fully-loaded at 5.0%.

Eligible capital. June 2021
EUR million
	Phased-in*	Fully-loaded
CET1	70,864	68,510
Basic capital	79,973	77,307
Eligible capital	92,539	90,260
Risk-weighted assets	584,999	585,379

CET1 capital ratio	12.11	11.70
T1 capital ratio	13.67	13.21
Total capital ratio	15.82	15.42

Phased-in CET1 ratio performance*
%

Note: as indicated by the consolidating supervisor, a 50% pay-out of underlying attributable profit, the maximum within the target range (40%-50%), has been assumed for the calculation of the capital ratios in 2021. Previously, 40% cash pay-out was considered.
(*) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Without it, the fully-loaded ratio was 11.70%. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the CRR.
(**) Subject to the board and, if applicable, the general shareholders' meeting adopting the pertinent resolutions regarding shareholder remuneration and dividend payment policy.

16	January - June 2021

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk
Credit quality indicators continued the trend of the first quarter			Our market risk profile remained low with stable VaR levels in a context of improved economic recovery expectations
Cost of credit[2]	NPL ratio	Coverage ratio
0.94%	3.22%	73%	Q2'21	Average VaR	EUR 9.1 million
▼32 bps vs H1'20	▼ 4 bps vs H1'20	▲1 pp vs H1'20

Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory limits			Level of losses in relative terms by Basel categories were lower than in the previous quarter
LCR 164% ▼ 12 pp vs H1'20

▶ Credit risk management
The Group’s NPL ratio stood at 3.22% in the second quarter, showing an increase of 2 bps compared to the previous quarter and a 4 bps decrease year-on-year. This was mainly due to the positive performance of North America (-10 bps vs. Q1’21), somewhat mitigated by the increases in Europe and South America.
Credit impaired loans amounted to EUR 33,266 million, a 2% increase compared to the previous quarter, while our loan book grew by 1%.
Regarding loan-loss provisions, they amounted to EUR 1,761 million (13% less than the previous quarter in constant euros).
As of June 2021, loan-loss provisions amounted to EUR 3,753 million, 42% lower than H1'20 in constant euros, favoured by additional reserves built in 2020 to cover the expected credit losses arising from the effects of the pandemic.
The Group's cost of credit stood at 0.94%, a 14 bps decrease compared to the previous quarter (supported by the good performance of the portfolio) and -32 bps year-on-year.
Total loan-loss reserves in the second quarter stood at EUR 24,239 million, in line with the previous quarter, with the total coverage of credit impaired loans at 73%.
A significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions [1]		Cost of credit (%) [2]		NPL ratio (%)		Total coverage ratio (%)
	H1'21	Chg (%) / H1'20	H1'21	Chg (bps) / H1'20	H1'21	Chg (bps) / H1'20	H1'21	Chg (pp) / H1'20
Europe	1,202	(28.4)	0.49	8	3.30	(10)	48.4	1.8
Spain	941	—	1.00	32	6.22	(33)	46.0	2.7
United Kingdom	(68)	—	0.09	(13)	1.30	20	37.4	(5.4)
Portugal	69	(33.5)	0.41	11	3.71	(72)	73.0	12.1
Poland	113	(36.6)	0.88	(9)	4.58	1	72.4	3.4
North America	588	(73.2)	1.67	(154)	2.28	56	152.3	(54.2)
USA	156	(90.5)	1.34	(196)	2.00	51	185.7	(67.4)
Mexico	432	(21.2)	2.74	(21)	3.10	60	90.6	(24.3)
South America	1,492	(27.8)	2.51	(98)	4.36	(37)	98.1	5.2
Brazil	1,222	(22.4)	3.51	(116)	4.55	(52)	112.3	2.1
Chile	182	(49.0)	1.07	(39)	4.57	(42)	63.9	9.1
Argentina	48	(47.4)	3.94	(173)	3.34	19	167.6	2.0
Digital Consumer Bank	308	(42.2)	0.64	(10)	2.18	(14)	111.9	3.9
TOTAL GROUP	3,753	(42.1)	0.94	(32)	3.22	(4)	72.9	0.8
(1) EUR million and % change in constant euros
(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

January - June 2021	17

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Risk management
Regarding moratoria programmes, as part of the customer support measures implemented by the Group to tackle the effects of covid-19, 92% of total moratoria have already expired by the second quarter, showing a payment performance aligned with expectations, with 5% in stage 3.
The current outstanding moratoria totalled EUR 8.7 billion, (mainly in Spain and Portugal), of which c. EUR 7.5 billion will expire by the end of the third quarter.
Regarding IFRS 9 stages evolution:
•Stage 1 exposures increased by 2.1% vs. the previous quarter, mainly due to new loan originations in SCIB and Brazil.
•Exposure in stage 2 remained stable in the quarter after the increase recorded last year, mostly driven by the macroeconomic deterioration caused by the pandemic.
•Stage 3 exposures slightly increased in the quarter.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Jun-21	Mar-21	Jun-20	Jun-21	Mar-21	Jun-20
Stage 1	904	885	878	0.5%	0.5%	0.6%
Stage 2	70	70	61	8.2%	8.1%	7.7%
Stage 3	33	32	33	42.2%	42.5%	41.1%
(1) Exposure subject to impairment. Additionally, in June 2021 there are EUR 26 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 27 billion in March 2021 and EUR 36 in June 2020).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q2'21	QoQ	YoY
Balance at beginning of period	32,473	2.2	(0.8)
Net additions	2,561	2.6	(8.7)
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	351	(20.9)	—
Write-offs	(2,119)	(5.1)	(12.2)
Balance at period-end	33,266	2.4	1.5

Loan-loss allowances	24,239	0.9	2.6
For impaired assets	14,030	1.64	4.25
For other assets	10,209	(0.21)	0.31

▶ Market risk
The global corporate banking trading activity risk is mainly interest rate driven, focused on servicing our customer's needs and measured in daily VaR terms at 99%.
In the second quarter, VaR fluctuated around an average value of EUR 9.1 million, very stable, with markets focused on the economic recovery despite some issues adding volatility such as latest inflation pressures or cryptos among others, closing Q2’21 at EUR 9.2 million. These figures remain low compared to the size of the Group’s balance sheet and activity.
It should be also mentioned that there are other positions classified for accounting purposes as trading (total VaR of EUR 9.4 million at the end of June 2021).

Trading portfolios (1). VaR by geographic region
EUR million
	2021		2020
Second quarter	Average	Latest	Average

Total	9.1	9.2	15.4
Europe	7.9	9.6	14.9
North America	2.4	5.8	8.8
South America	6.0	6.1	5.8
(1) Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios (1). VaR by market factor
EUR million
Second quarter	Min.	Avg.	Max.	Last
VaR total	6.9	9.1	12.6	9.2
Diversification effect	(8.1)	(12.6)	(18.8)	(15.4)
Interest rate VaR	6.0	9.1	15.3	8.6
Equity VaR	2.3	3.1	4.6	3.7
FX VaR	2.0	4.1	7.3	5.5
Credit spreads VaR	3.0	3.8	5.3	5.0
Commodities VaR	0.9	1.6	2.6	2.0
(1) Activity performance in Santander Corporate & Investment Banking markets.
NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor

18	January - June 2021

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Risk management

Trading portfolios[1]. VaR performance
EUR million
(1) Corporate & Investment Banking performance in financial markets.

▶ Structural and liquidity risk
•Regarding the structural exchange rate risk, it is driven mainly by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact on the core capital ratio of foreign exchange rate movements. In the quarter, hedging of the core capital ratio for foreign exchange rate risk was kept close to 100%.
•In terms of structural interest rate risk, inflation rises continued leading to prospects of Central Banks slowing down stimulus measures earlier than expected, coupled with some political instability in Latin America, adding volatility to markets, although no material issues were detected and risk levels remained at comfortable levels.
•Regarding liquidity risk during the second quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

▶ Operational risk
•Overall, our operational risk profile continued to be stable during the second quarter of 2021, as the Group´s headquarters and subsidiaries have fully adapted to the new environment. The following aspects were closely monitored during this period:
–Fraud and cyber risk threats across the financial industry, and reinforcement of the control environment (i.e. patching, browsing control, data protection controls, etc.), as well as heightened monitoring as a preventive measure.
–Third party risk exposure, maintaining a close oversight on critical providers, with focus on business continuity capabilities, compliance with service level agreements and operational resilience requirements.
–People risk, due to our employees return to offices and/or work from home situations. Measures have been implemented to ensure a suitable and safe working environment across the Group's subsidiaries.
–Evolution of operational risks linked to the existing portfolios resulting from government and internal aid programmes.
–Regulatory compliance, due to the increasing regulatory requirements across the Group.
•As the situation continues to evolve, we are also monitoring the changes in the environment as well as the transition to digital banking in order to identify risk exposures and anticipate actions in order to reduce their impact.
•In terms of the second quarter performance, level of losses in relative terms by Basel categories were lower than in the previous quarter.

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General background

GENERAL BACKGROUND
Grupo Santander ran its business in the second quarter of 2021 in an environment marked by significant progress in vaccination and mobility, the continuation of economic policies to support recovery (although Brazil and Mexico raised interest rates), higher commodity prices and expansive financial conditions. This general tone had exceptions in some Latin American economies, where control of the pandemic is progressing slowly. Nevertheless, higher inflation in many economies and fears over some variants of the virus when herd immunity has not yet been achieved have caused some volatility in the markets.

Country	GDP Change[1]	Economic performance
Eurozone	-1.3%
Growth is accelerating thanks to the reopening of economic activity following progress in vaccination and despite the fact that the irruption of the Delta variant of covid-19 is generating concern. The unemployment rate fell to 7.9% in May. Inflation has risen since the beginning of the year (1.9% in June from 0.9% in January) due to one-off factors, although the recovery in demand may exert some upward pressure in the coming months.

Spain	-4.2%
Q2'21 data shows a remarkable recovery. Jobs are being created and business and consumer confidence are improving, which will boost domestic demand. Inflation (2.7% in June) picked up due to the impact of energy prices, but core inflation stood close to 0%, reflecting that the economy remained at low activity levels, which is expected to improve.

United Kingdom	-6.1%
The resurgence of covid-19 cases arising from the Delta variant delayed the lift of most remaining restrictions until July. However, the latest indicators, including the lower unemployment rate (4.8% in April), point to an acceleration of recovery that we expect to bring the economy to pre-pandemic levels by year-end. Inflation in June (2.5%) reflected both the fast pace of recovery and the low level of comparison base effects. The Bank of England maintained the official rate at 0.1% and the Quantitative Easing target.

Portugal	-5.3%
The downward trend in covid-19 cases allowed the economy to almost fully reopen in Q2'21 and led to a recovery in consumption and investment and an improvement in the labour market (the unemployment rate was 7.2% in May). Inflation stood at 0.5% in June. Portugal's public finances (deficit of 6.9% of GDP in April) reflected the extension of lockdown measures in Q1'21.

Poland	-0.9%
After the third covid-19 wave in Q1'21, economic indicators turned more positive: industry, construction and trade continued to expand, with a solid labour market (unemployment rate at 4%), and prices also rose (inflation of 4.4% in June). In this environment, the central bank continued to prioritize recovery over controlling inflation (0.1% interest rate).

United States	+0.4%
Improved health situation and fiscal impulses accelerated GDP growth to 6.4% quarter-on-quarter annualized in Q1'21. Inflation rose sharply to 5.3% in June, explained by supply chain problems, the jump in prices for services and comparison base effects. The Fed is holding monetary policy steady, but has started to review its outlook and to talk about 'when to start talking about tapering'.

Mexico	-3.6%
Economic growth picked up in recent months after a weak start to the year due to the resurgence of covid-19 and global intermediate goods supply problems. This increase was driven by the reopening of activities in the tertiary sector and exports. Inflation rebounded (5.9% in June), prompting the central bank to raise Mexico's official rate to 4.25% (4.0% in Q1'21).

Brazil	+1.0%
GDP growth surprised on the upside in Q1'21 (+2.3% quarter-on-quarter), which caused growth expectations to be revised upwards, reflecting a better response of companies to the pandemic and a faster recovery of the services sector after its reopening. Inflation continued to pick up (8.3% in June) and the central bank raised Brazil's official rate by 150 bps in Q2'21 to 4.25% and indicated it will continue to raise rates.

Chile	+0.3%
GDP growth in Q1'21 combined with progress in vaccination, better adaption of companies to the pandemic and additional fiscal stimulus implemented this year led to an upward revision of growth expectations for the year. Inflation ticked up (3.8% in June) and the central bank raised Chile's official rate by 25 bps to 0.75% in July, after remaining unchanged in Q2'21.

Argentina	+2.5%
After surprising on the upside in Q1'21, economic growth showed some contraction in Q2'21, due to the tighter restrictions to tackle the second covid-19 wave. However, prospects for economic recovery remain unchanged. Inflation remained high (monthly 3.2% in June). Authorities reached an agreement with the Paris Club on the payment of this year's debt maturity, while the renegotiation of the IMF programme continues.

(1) Year-on-year change Q1'21

20	January - June 2021

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Grupo Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and by type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The general principles applied are the same as those used in Grupo Santander.
On 9 April 2021, we announced that, starting and effective with the financial information for the first quarter of 2021, we would carry out a change in our reportable segments to reflect our new organizational and management structure.
These changes in the reportable segments aim to align the segment information with their management and have no impact on the group’s accounting figures.
a.Main changes in the composition of Grupo Santander's segments
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
Primary segments
1.Creation of the new Digital Consumer Bank (DCB) segment, which includes:
•Santander Consumer Finance (SCF), previously included in the Europe segment, and the consumer finance business in the United Kingdom, previously recorded in the country.
•Our fully digital bank Openbank and the Open Digital Services (ODS) platform, which were previously included in the Santander Global Platform segment.

2.Santander Global Platform (SGP), which incorporated our global digital services under a single unit, is no longer a primary segment. Its activities have been distributed as follows:
•Openbank and Open Digital Services (ODS), which, as mentioned above, are now included under the new Digital Consumer Bank reporting segment.
•The business recorded in Global Payment Services (Merchant Solutions -GMS-, Trade Solutions -GTS- and Consumer Solutions -Superdigital and Pago FX-) has been allocated to the three main geographic segments, Europe, North America and South America, with no impact on the information reported for each country.
Secondary segments
1.Creation of the PagoNxt segment, which incorporates simple and accessible digital payment solutions to drive customer loyalty and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market, and which has been structured into three businesses, previously included in SGP:
•Merchant Solutions: acquiring solutions for merchants.
•Trade Solutions (GTS): solutions for SMEs and companies operating internationally.
•Consumer Solutions: payment solutions for individuals, including the Superdigital platform, aimed at underbanked populations, and PagoFX, an international payment service in the open market.
2.Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
3.Elimination of the Santander Global Platform reporting segment:
•Openbank and ODS are now recorded in the Retail Banking segment.
•Merchant Solutions, Trade Solutions, Superdigital and PagoFX form the new PagoNxt reporting segment.
The Group recasted the corresponding information of earlier periods considering the changes included in this section. As stated above, group consolidated figures remain unchanged.

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b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized business unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in three businesses: Merchant Solutions, Trade Solutions and Consumer Solutions.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments and business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

22	January - June 2021

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January-June 2021
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	5,396	2,157	8,091	3,947	2,150	1,426
Spain	2,034	1,204	3,478	1,759	542	390
United Kingdom	2,100	238	2,322	1,023	997	693
Portugal	384	210	730	441	347	239
Poland	490	253	774	453	141	54
Other	387	253	787	272	122	49
North America	4,015	861	5,487	3,145	2,545	1,628
US	2,663	432	3,737	2,206	2,050	1,291
Mexico	1,352	414	1,743	991	548	387
Other	0	14	7	(52)	(53)	(50)
South America	5,334	1,770	7,311	4,793	3,113	1,645
Brazil	3,700	1,330	5,203	3,701	2,354	1,180
Chile	1,009	190	1,252	771	592	321
Argentina	440	161	563	214	100	108
Other	186	88	293	108	67	35
Digital Consumer Bank	2,130	395	2,606	1,392	1,008	569
Corporate Centre	(679)	(13)	(800)	(960)	(1,188)	(1,062)
TOTAL GROUP	16,196	5,169	22,695	12,318	7,628	4,205

Secondary segments
Retail Banking	15,238	3,462	19,347	10,942	6,565	3,790
Corporate & Investment Banking	1,460	900	2,938	1,870	1,808	1,197
Wealth Management & Insurance	179	612	1,021	574	561	406
PagoNxt	(2)	209	189	(108)	(118)	(127)
Corporate Centre	(679)	(13)	(800)	(960)	(1,188)	(1,062)
TOTAL GROUP	16,196	5,169	22,695	12,318	7,628	4,205

Underlying attributable profit to the parent distribution*
H1'21

(*) As a % of operating areas. Excluding the Corporate Centre.

Underlying attributable profit to the parent. H1'21
EUR million. % change YoY in constant euros

Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

+871%
+56%
+50%
-24%

+569%
-2%

+44%
+70%
+42%

+11%

+45%
+8%
n.a.

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January-June 2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	4,708	2,071	7,115	2,902	799	529
Spain	1,856	1,178	3,350	1,509	350	251
United Kingdom	1,616	284	1,898	580	103	71
Portugal	399	191	668	372	230	160
Poland	547	220	742	428	167	73
Other	289	198	458	13	(52)	(26)
North America	4,339	869	5,651	3,299	878	616
US	2,891	465	3,730	2,144	305	211
Mexico	1,448	396	1,912	1,156	578	406
Other	0	9	10	(2)	(4)	(1)
South America	5,671	1,856	7,864	5,091	2,460	1,382
Brazil	4,083	1,483	5,788	3,949	1,881	995
Chile	873	166	1,137	678	331	183
Argentina	502	132	628	289	125	109
Other	213	74	311	175	123	95
Digital Consumer Bank	2,142	356	2,505	1,357	889	507
Corporate Centre	(658)	(15)	(617)	(784)	(1,186)	(1,125)
TOTAL GROUP	16,202	5,136	22,518	11,865	3,841	1,908

Secondary segments
Retail Banking	15,276	3,595	19,242	10,418	3,105	1,733
Corporate & Investment Banking	1,382	807	2,706	1,679	1,392	928
Wealth Management & Insurance	202	578	1,012	563	548	400
PagoNxt	0	171	176	(12)	(18)	(28)
Corporate Centre	(658)	(15)	(617)	(784)	(1,186)	(1,125)
TOTAL GROUP	16,202	5,136	22,518	11,865	3,841	1,908

24	January - June 2021

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Primary segments

EUROPE	Underlying attributable profit
EUR 1,426 mn
Executive summary (changes in constant euros)
→ We are accelerating our business transformation in One Santander in Europe to achieve superior growth and a more efficient operating model that should allow us to progress towards our medium-term underlying RoTE target of 10-12%[1].
→ The increase in revenue (+14%), combined with the continued cost reduction (-1%) and lower provisions (-28%), led to an underlying attributable profit of EUR 1,426 million (+172% year-on-year).
→ Volume growth in the last 12 months in almost all markets: loans grew 1% (notably the UK, Portugal and CIB) and customer funds rose 6%, with positive trends since the beginning of the year.

Strategy
Our goal with One Santander in Europe is to create a better bank where customers and our people feel a deep connection while delivering sustainable value for our shareholders. We aim to deliver a c.10-12% underlying RoTE for the medium-term1 and make progress in the long-term transformation through our action plan, defined around three main blocks:
•Grow our business by better serving our customers, focusing on capital efficient opportunities, which includes SCIB and WM&I, simplifying our mass market value proposition, improving customer experience and engaging with PagoNxt.
•Redefine how we interact with our customers, accelerating our digital agenda with one common mobile experience, re-imagining our branch network and transforming our contact centres building a common solution for the region.
•Create a common operating model, to serve our businesses through a common technology platform and automated operations, leveraging shared services and with one aligned team across Europe.
The key areas of progress by country on the quarter were:
•Spain: we established a new management committee in April, with priorities on strengthening our customer base through customer satisfaction and the simplification of our offering to

Loyal customers. June 2021
Thousands. % loyal / active customers

37%	/ active customers	36%	31%	49%	55%

10,179

achieve profitable growth, and managing credit risk in the current market environment. We continued to improve our digital services, for which we have been recognized as Best Bank in Digital Services and Most Innovative Retail Banking app in Spain in 2021 by Global Banking & Finance Review.
•United Kingdom: we continued to increase our digital customer base and foster mass market simplification through our customer journey. Customer margin management and better operational efficiency helped to deliver strong profit growth, backed by our transformation programme.
•Portugal: we progressed on our transformation programme to streamline the bank and accelerate our digital agenda, leveraging OneApp. Our aim is to be simpler, more nimble and closer to customers, in a challenging environment still marked by some lockdown measures. As a result, we were named Best Bank in Portugal in 2021 by Global Finance, which highlights our ability to meet our customers’ needs in challenging environments. We also made a headway in streamlining our operating model.

Digital customers. June 2021
Thousands. YoY % change

+6%	YoY	+4%	+5%	+13%	+8%

15,686

1.Medium term goals for underlying RoTE do not represent guidance. The actual underlying RoTE may vary materially in the medium term.

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Primary segments

•Poland: we successfully continued to progress in our business and strategic transformation to become a simpler, faster, more effective and more costumer centric organization. Our recent achievements include: top 3 position in NPS among Polish banks, reaching two million active mobile customers, launching of several new fully digital processes (new account openings, life and health insurances and home insurances). We also made headways with our local restructuring plans.
Business performance
Loans and advances to customers rose 2%. In gross terms and excluding reverse repurchase agreements and the exchange rate impact, loans were 1% higher. Growth was recorded in the UK, mainly driven by the mortgage business. Corporate activity slowed down, as a result of government aid programmes and lower demand in the past months.
Customer deposits increased 5% year-on-year in euros. Excluding repurchase agreements and at constant exchange rates, deposits grew 3% and mutual funds +22%. As a result, customer funds were 6% higher, with rises in all countries.
Results
Underlying attributable profit in the first half was EUR 1,426 million, 2.7 times higher than the same period of 2020, which was affected by the covid-19 crisis. Growth was also recorded in constant euros, with the following detail:
•Higher total income (14%) spurred by a very positive start of the year in the SCIB business, strong margin management in the UK in a highly competitive environment, together with the positive impact of the TLTRO in Spain and Portugal.
•Costs were down 1% as a result of the ongoing optimization plans in all countries, aligned with our savings targets for the region.
•Loan-loss provisions dropped 28% compared to the first half of 2020, which was strongly affected by covid-19 related provisions.

Business performance. June 2021
EUR billion and YoY % change in constant euros

562	+1%	683	+6%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
By country:
•Spain: underlying attributable profit in the first half surged 56% year-on-year, predominantly driven by the strong cost reduction. Total income rose 4% driven by the effective NII and net fee income management, and the positive impact of the TLTRO.
•United Kingdom: underlying attributable profit in the first half was virtually nine times higher year-on-year at EUR 693 million, reflecting the benefits from lower provisioning requirements and higher NII (lower cost of deposits and increased mortgage volumes).
•Portugal: first half underlying attributable profit was 50% higher than previous year, driven by ALCO portfolio sales and lower costs and provisions.
•Poland: interest rates cuts negatively impacted net interest income year-on-year, which were matched by the positive performance in net fee income and loan-loss provisions. However, underlying attributable profit fell 24% due to higher (non-deductible) provisions related to customer claims regarding CHF-indexed and based loans.
•Other Europe: SCIB had an excellent first half across the region. Revenue increased 77% versus the previous year, on the back of strong markets results. Costs rose 18% year-on-year driven by new projects and initiatives related to business development.
In the quarter, underlying attributable profit fell 28% in constant euros, primarily due to the contribution to the SRF recorded in the second quarter (approximately EUR 370 million), the aforementioned CHF mortgage loans related provisions and lower gains on financial transactions compared to an excellent first quarter. Conversely, net interest income and net fee income continued their upward trend, rising 3% and 1%, respectively.

Europe. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	3,942	-5	-5	8,091	+14	+14
Expenses	-2,072	0	0	-4,144	-2	-1
Net operating income	1,870	-10	-10	3,947	+36	+37
LLPs	-606	+2	+2	-1,202	-29	-28
PBT	919	-25	-26	2,150	+169	+172
Underlying attrib. profit	599	-28	-28	1,426	+170	+172
Detailed financial information on page 54

26	January - June 2021

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Primary segments

Spain	Underlying attributable profit
EUR 390 mn
Commercial activity and business performance
In individuals, positive commercial dynamism accelerated in the second quarter, notably residential mortgages, exceeding the highest level reached in the past 3 years, and consumer lending, recovering to pre-covid levels. There was also significant growth in protection insurance.
We continued to lead the Aqmetrix ranking as best online banking and best app for individuals and SMEs, and launched new products for young customers, financing up to 95% loan-to-value (LTV) ratio.
Regarding the self-employed, SMEs and corporates, of note was the quarterly increase in working capital (+9%) while the slowdown in the demand for loans continued, mainly due to the extension of grace periods in ICO funding and a latent environment of uncertainty regarding the post-covid-19 recovery.
We continued to grow in transactional products, with double-digit growth in credit and debit cards turnover (+18% year-on-year) and transfer volumes (+20%).
Loans and advances to customers dropped 2% year-on-year, as well as in gross terms and excluding reverse repos. In the quarter, 1% growth driven by individuals.
Customer deposits increased 2% compared to the same period of 2020 (similar performance excluding repos). Mutual funds were 20% higher, driven by sustained net positive inflows in the last 14 months.
Results
Underlying attributable profit in the first half amounted to EUR 390 million, 56% higher year-on-year. By line:
•Total income increased 4%, driven by 10% growth in net interest income (margin management and TLTRO), and a 2% increase in net fee income, positively affected by reduced economic activity in Q2'20.
•We continued our cost reduction efforts (-7% year-on-year), on the back of the transformation of our operating model, which enabled net operating income to grow 17%.
•In loan-loss provisions, we continued to strengthen our balance sheet due to uncertainty regarding post-covid-19 recovery and we remained focused on proactive risk management. The NPL ratio fell to 6.22% despite the challenging economic environment.
Compared to the first quarter, profit dropped 39% affected by the contribution to the SRF. Excluding this impact, total income increased 1% and net operating income +4%.

Spain. Underlying income statement
EUR million and % change

	Q2'21	/ Q1'21	H1'21	/ H1'20

Revenue	1,693	-5	3,478	4
Expenses	-852	-2	-1,719	-7
Net operating income	842	-8	1,759	17
LLPs	-492	+10	-941	0
PBT	202	-40	542	55
Underlying attrib. profit	147	-39	390	56
Detailed financial information on page 55

United Kingdom	Underlying attributable profit
EUR 693 mn
Commercial activity and business performance
We continue our focus on building deeper customer relationships and a seamless customer experience. Our priorities are aligned to the One Santander strategy, which include accelerated customer digital adoption, reshaping of our property footprint and faster digitalization and automation. Digital customers increased 5% and digital transactions increased 19% year-on-year.
Our strategic transformation programme continues. In Q1’21 we announced the proposed closure of 111 branches, reflecting the continued shift by customers towards online and mobile banking. We also confirmed 40% reduction in head office space.
Loans and advances to customers increased 5% compared to June 2020. Gross loans excluding reverse repos and exchange rate impact grew 1%, driven by residential mortgage activity and the government programmes for corporate customers, offset by reductions in our Corporate and CIB businesses.
Customer deposits increased 9% year-on-year. Customer funds excluding repos and exchange rate impact were 5% greater, continuing to reflect strong growth in Retail Banking and corporate deposits driven by customer spending patterns during the covid-19 pandemic.
Results
Underlying attributable profit in the first six months of 2021 of EUR 693 million, up 878% year-on-year and +871% in constant euros as follows:
•Total income was up 21%, with increased net interest income driven by management actions to reprice deposits (1I2I3 Current Account), as well as higher customer balances. This increase was partly offset by the impact of regulatory changes to overdrafts that took effect in April 2020.
•Costs reduced 2%, continuing to reflect efficiency savings from our transformation programme. As a result, efficiency ratio improved significantly (-13.5 pp) reaching 56.0%.
•Loan-loss provisions releases of EUR 68 million in H1’21 after the EUR 86 million release in Q2'21, reflecting the absence of significant underlying charges and an improved economic forecast. The cost of credit remained low at 9 bps and the NPL ratio was 1.30%.
Against Q1'21, underlying attributable profit increased 34% in constant euros. The increase was driven by higher net interest income (deposit repricing), lower costs and loan-loss provisions release.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,211	+9	+8	2,322	+22	+21
Expenses	-648	-1	-2	-1,299	-1	-2
Net operating income	563	+23	+21	1,023	+76	+75
LLPs	86	—	—	68	—	—
PBT	587	+43	+42	997	+865	+858
Underlying attrib. profit	399	+36	+34	693	+878	+871
Detailed financial information on page 56

January - June 2021	27

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Primary segments

Portugal	Underlying attributable profit
EUR 239 mn
Commercial activity and business performance
We continued with our transformation strategy, simplifying our processes and commercial proposition, in order to provide the best customer service:
•Business activity and volumes picked up, reflecting the lifting of lockdown measures and the rebound of the economy.
•Strong increase in digital adoption (web and mobile). The number of digital customers increased 13% year-on-year and digital sales were higher and now account for 59% of the total.
•New customer acquisition through the cuenta Santander, which combines a wide range of services provided under a single fee and also allows, through marginal cost, to include Mundo 123 benefits, which continued to be a key loyalty driver.
•The end of private moratoria (for individuals) in March had no impact on credit quality.
Loans and advances to customers increased 5% year-on-year, as well as in gross terms and excluding reverse repos, backed by the positive dynamics of new mortgage and SME loans.
Customer deposits rose 4% (as well as excluding repos). Overall, customer funds recorded sustained and balanced growth (+6%), with a continued focus on migrating to mutual funds (+37%), amid the low interest rate environment.
Results
Underlying attributable profit in the first half was 50% higher year-on-year at EUR 239 million, driven by:
•Customer revenue increased 1%: growth in net fee income mitigated low interest rates. Total income rose 9% driven by gains on financial transactions (higher ALCO portfolio sales).
•Costs dropped 2% driven by the ongoing transformation process. All these resulted in a significant efficiency improvement to 39.6% (-5 pp).
•Loan-loss provisions declined 34%. The cost of credit was 41 bps, the NPL ratio fell to 3.71% and coverage ratio was higher.
Compared to the previous quarter, underlying attributable profit decreased strongly, adversely impacted by lower gains on financial transactions, as customer revenue was 4% higher and costs and provisions maintained a favourable trend.

Portugal. Underlying income statement
EUR million and % change

	Q2'21	/ Q1'21	H1'21	/ H1'20

Revenue	303	-29	730	9
Expenses	-143	-2	-289	-2
Net operating income	160	-43	441	19
LLPs	-35	0	-69	-34
PBT	114	-51	347	51
Underlying attrib. profit	78	-51	239	50
Detailed financial information on page 57

Poland	Underlying attributable profit
EUR 54 mn
Commercial activity and business performance
Retail and SME banking activity improved, induced by the easing of lockdown measures. Positive performance was recorded in the main business lines: mortgages, leasing, mutual funds, cards and brokerage services.
Regarding BCB (Business Corporate Banking), business dynamics picked up year-on-year. In addition, we are strengthening our business position in the public sector. In CIB, we maintained our leading position in the local market, participating in relevant transactions such as the initial public offering of Pepco Group, the largest on the Warsaw Stock Exchange in H1'21.
We are also making headway with our Responsible Banking commitments by participating in green energy projects, such as the financing of a wind farm for PLN 550 million.
We introduced new products and services in the first half of the year to improve access to credit for customers with a good risk profile.
Loans and advances to customers decreased 1% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were up 1%. By segment, individuals rose 1%, SMEs were 6% higher and CIB +1%. Corporates and institutions fell 2%.
Customer deposits grew 5% year-on-year. Excluding repurchase agreements and at constant exchange rates, growth was 7% boosted by SMEs and BCB. We continued to actively manage deposits to optimize the cost of funding.
Results
Underlying attributable profit in the first half amounted to EUR 54 million, down 26% year-on-year, -24% in constant euros, impacted by the charge regarding Swiss franc mortgages, as net operating income after loan-loss provisions rose 43%, as follows:
•Total income rose 7%: lower net interest income (-8%), impacted by interest rate cuts, was offset by net fee income (+18%, boosted by increased transactionality, cards and securities services), the lower contribution to the BFG and greater dividends.
•Costs rose 5% mainly due to higher personnel expenses.
•Loan-loss provisions plummeted 37% due to lower charges in the SME and individual segments.
In the quarter, profit increased 63% in constant euros, propelled by total income (dividends in Q2'21 and the contribution to the BFG in Q1'21), lower provisions and reduced tax burden, which more than offset the charges regarding CHF mortgage loans.

Poland. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	417	17	+17	774	+4	+7
Expenses	-163	+3	+3	-321	+2	+5
Net operating income	254	+28	+28	453	+6	+9
LLPs	-45	-33	-34	-113	-38	-37
PBT	83	+43	+42	141	-16	-13
Underlying attrib. profit	34	+64	+63	54	-26	-24
Detailed financial information on page 58

28	January - June 2021

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Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 1,628 mn
Executive summary (changes in constant euros)
→ In North America, the Group's strategy is to accelerate growth in the US, while synergies between countries further increased, enhancing the regional approach and implementing local priorities, leveraging each country's best practices and global digital platforms
→ Sharp increase in customer funds boosted by higher deposits in SBNA and mutual funds. Loans and advances to customers fell dampened by the negative economic impact from the pandemic and the Puerto Rico and Bluestem portfolio disposals.
→ Underlying attributable profit surged 178% year-on-year, driven largely by lower provisions in the region, coupled with higher revenue in the US.

Strategy
In line with our strategy to deploy capital in the most profitable businesses:
•On 15 July 2021, Banco Santander announced that Santander Holdings USA, Inc. ('SHUSA') had reached an agreement to acquire Amherst Pierpont Securities, through the acquisition of its parent holding company, Pierpont Capital Holdings LLC, for a total consideration of c.USD 600 million (c.EUR 500 million). This acquisition is expected to be c.1% accretive to group EPS and generate a return on invested capital of c.11% by year 3 (post-synergies), with a -9 bp impact on Group capital at closing. The transaction is expected to close by the end of Q1'22, subject to regulatory approvals and customary closing conditions.
•On 2 July 2021, SHUSA announced a proposal to acquire all outstanding shares of common stock of Santander Consumer USA it does not already own. SHUSA currently owns approximately 80% of SC USA's outstanding shares, and, if the transaction is completed, SC USA would become a wholly owned subsidiary of SHUSA.
•On 26 March 2021, the Group announced its intention to repurchase the outstanding shares of Santander México that it does not own (8.3%). On 8 June, the Group announced a change in the expected structure so that it intends to formulate, instead of a mandatory delisting tender offer, a voluntary tender offer.
As for our regional strategy, synergies across countries increased further as we continued to run joint initiatives that included:
•Further development of the USMX trade corridor. SCIB and Commercial Banking continued to work to deepen relationships with existing customers, which was reflected in corridor revenue growth (SCIB: +21%; Commercial Banking: +8%).

Loyal customers. June 2021
Thousands. % loyal / active customers

38%	/ active customers	24%	40%

4,089

•Boost customer attraction and retention through loyalty strategies (such as initiatives to attract payrolls) and broadening our tailored service and product proposition (such as the commission-free remittance service from Santander US branches to any bank in Mexico). At the same time, we are working on the development of payment alternatives for the USMX trade corridor, such as Pago FX, and we are leveraging our global digital platform PagoNxt.
•Improve customer interaction with new segmentation. In the US, we set up a value proposition for affluent customers: Select and Private, and, in Mexico, we designed a service model for high-income customers, with the aim of differentiating the value proposition to its three segments: Select Black, Select and Evolution for young customers.
•Drive cultural transformation and share best practices to improve customer and employee experience, such as the success in implementing loyalty programmes in Mexico and the Consumer Banking transformation plan at Santander Bank (SBNA), as well as SC USA's experience in the auto business.
•Continue to reduce duplications in the operating model, platform and architecture, leveraging our existing capabilities to optimize expenses and increase profitability in the region.
To this end, we are consolidating the intra-regional IT function: operations know-how, digitalization, hubs, front-office and back-office, and addressing common challenges, together with the integration of the regional IT platform (MEXUS).

Digital customers. June 2021
Thousands. YoY % change[1]

+10%	YoY	+3%	+11%

6,303

(1) Excluding Puerto Rico disposal impact

January - June 2021	29

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Primary segments

In addition, in terms of their local priorities:
United States
After the covid-19 crisis, Santander US has continued to support its customers, employees and communities while pursuing its strategic priorities.
Santander US remains focused on customer experience and growing core customers and deposits through commercial, branch and digital transformation initiatives. It continues to leverage its deposit base to support its CRE and CIB businesses and strengthen its auto finance partnership.
The auto business is ideally positioned to benefit from the renewed demand for used vehicles through rigorous risk-adjusted originations via its dealer network.
Mexico
The multichannel innovation and boost to digital channels continued to strengthen our value proposition with new products and services, allowing us to make headway with our customer attraction and loyalty strategy.
In line with our goal to enhance customer experience and the distribution model, we continued to run projects such as the increase in the number of full function ATMs to 1,444 as well as the instalment of queue management systems and dividing screens that allow for organized mobility and distribution of customers in the branches, in addition to increasing the security and privacy of customers and employees. In addition, we reached a commercial alliance with Farmacias del Ahorro, adding more than 1,500 establishments to the more than 27,000 service points of our banking correspondents throughout the country.
We continued to promote the use of digital channels through campaigns and incentive programmes to boost the activation of the electronic signature and the use of digital cards. Moreover, we continued with the consolidation of the Hipoteca Online platform, with more than 96% of transactions processed through digital channels in the quarter.
Digital customer attraction leveraged our strategic alliances with Contpaqi and Getnet. Of note was the launch of Getnet's G Store, the first offer in Mexico and in the Group provided by an acquiring business.

Business performance. June 2021
EUR billion and YoY % change in constant euros[1]

126	0%	130	+8%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
(1) Excluding Puerto Rico and Bluestem portfolio disposal impact
This initiative is aimed at supporting the digitalization of SMEs by providing them with an online store, built by experts, that includes all e-commerce processes.
Lastly, in line with our goal of enhancing customer experience, we partnered with Samsung and MasterCard to launch Members Wallet, an app that provides a unique digital ecosystem integrating services such as financing, payments, and balance and transaction enquiries; and a debit card, Samsung Members, backed by MasterCard and Santander, which will offer exclusive benefits for Samsung customers in Mexico.
Business performance
Loans and advances to customers decreased 5% year-on-year. Gross loans and advances to customers excluding reverse repos and the exchange rate impact fell 3%, affected by the negative economic impact arising from covid-19 and Puerto Rico and Bluestem portfolio disposals. Loan demand in the US normalized following the uptick from the pandemic. Excluding disposals impact, loans remained flat.
Customer deposits were up 1%. Excluding repurchase agreements and the exchange rate impact, they were also 1% higher. Solid year-on-year growth in customer funds (+5% in constant euros) mainly driven by deposit growth in the US and the positive performance in mutual funds in both countries. Excluding disposals impact, deposits increased 5%.
Results
In the first six months of 2021, underlying attributable profit was 164% higher year-on-year at EUR 1,628 million (31% of the Group’s total operating areas). Excluding the exchange rate impact, growth was 178%, as follows:
•Total income increased 4%. Net interest income dropped 1% dampened by lower interest rates, mainly in Mexico, together with the contraction in lending. These declines were matched by higher income from leasing and net fee income (+5%).
•Costs rose 7%, primarily due to inflation and investments in digitalization, and the efficiency ratio improved to 42.7%. Previously adopted reduction measures will have a positive impact in H2'21, which will make funds available for new digital and business initiatives.
•Loan-loss provisions plummeted by 73%. The cost of credit improved to 1.67% (2.34% in March 2021), the NPL ratio stood at 2.28% and coverage was 152%.
Compared to the previous quarter, underlying attributable profit increased 10% in constant euros, primarily due to lower provisions.

North America. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	2,719	-2	-2	5,487	-3	+4
Expenses	-1,194	+4	+3	-2,343	0	+7
Net operating income	1,525	-6	-6	3,145	-5	+2
LLPs	-195	-50	-51	-588	-75	-73
PBT	1,338	+11	+11	2,545	+190	205
Underlying attrib. profit	854	+10	+10	1,628	+164	+178
Detailed financial information on page 60

30	January - June 2021

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Primary segments

United States	Underlying attributable profit
EUR 1,291 mn
Commercial activity and business performance
Santander US remains focused on supporting its customers and advancing its strategic initiatives, increasingly centred on consumer and fee-based accretive businesses.
The work conducted over the last several years, the resilience of its core business lines, and the strength of its balance sheet has allowed Santander US to be uniquely positioned to benefit from current market conditions.
Auto originations increased 29% versus the H1'20 as Santander US continues to leverage its strong deposit base to support originations across the full credit spectrum.
Net loans and advances to customers dropped 9% year-on-year. Excluding reverse repos and the exchange rate impact, gross loans decreased 2% as lending growth in auto did not fully offset tepid corporate demand and Puerto Rico and Bluestem portfolio disposal impacts. Excluding the disposals impact, loans increased 1%.
Customer deposits were 2% higher year-on-year. Customer funds (excluding repos and the FX impact) continued to exhibit strong performance growing 6% boosted by retail and corporate deposits. Excluding disposals impact, customer funds increased 11%.
Results
Underlying attributable profit in the first half of 2021 was EUR 1,291 million (6x H1'20 profit), supported by the strong year-on-year increase in net operating income in constant euros (+13%; +23% excluding the impact of the disposals) and another quarter of significantly improved cost of credit. By line:
•Total income up 10%. Despite rate and volume pressures, net interest margin grew 1% during the period driven by focused pricing actions. Despite the negative impact from the disposals, net fee income rose 2% benefiting from capital markets and wealth management activity. Other operating income improved 117%, primarily due to outstanding auto leasing results.
•Expenses increased 6% because of higher activity and investments to execute strategic initiatives. Despite higher expenses, strong revenue growth improved efficiency ratio to 41.0% (-153 bps).
•Loan-loss provisions decreased 91%, largely driven by a substantial decrease in net charge offs, coupled with lower reserve builds as the improved macroeconomic outlook, customer loan relief and strong used car prices led to strong credit performance.
Q2’21 underlying attributable profit was 9% higher in constant euros sequentially, due to better performance on leases and the release of provisions as the macro expectations and portfolio credit metrics continue to improve.

United States. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,835	-3	-3	3,737	0	+10
Expenses	-783	+5	+5	-1,531	-3	+6
Net operating income	1,052	-9	-9	2,206	+3	+13
LLPs	9	—	—	-156	-91	-91
PBT	1,076	+10	+11	2,050	+573	+636
Underlying attrib. profit	674	+9	+9	1,291	+512	+569
Detailed financial information on page 61

Mexico	Underlying attributable profit
EUR 387 mn
Commercial activity and business performance
Loans and advances to customers increased 7% compared to H1'20. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, were down 4%, given the reduction in corporate loans (-13%), somewhat offset by the 10% increase in individual loans, where we are the bank gaining the most market share. Credit card use continued to be lower than 2020, although there seems to be a positive shift in trend. Mortgages increased strongly (+15%).
In this segment, we have innovative products and services such as Hipoteca Plus, which rewards customer relationships and reduces interest rates if they meet certain requirements, and Hipoteca Free, Mexico's first commission- and insurance-free mortgage. We are also the only bank in Mexico to offer a tailored interest rate based on the customer’s profile, making us one of the top mortgage lenders in the market.
All these measures enabled us to be named Best Mortgage Banking Brand in 2021 by Global Brands Magazine.
Customer deposits rose 1%. Excluding repurchase agreements and the exchange rate impact, they were 1% lower, weighed down by corporates following the uptick at the beginning of the pandemic, offsetting the sharp growth recorded in demand deposits from individuals (+9%). Mutual funds were up 12%.
Results
Underlying attributable profit in the first half of 2021 of EUR 387 million, 5% lower year-on-year. In constant euros, profit dropped 2%. By line:
•Total income was 6% lower impacted by the falls observed in gains on financial transactions (ALCO portfolio sales in 2020) and net interest income (-4%), the latter as a result of interest rate cuts and lower portfolio volumes. Net fee income was up 8% mainly from transactional fees.
•Operating expenses increased 2% in nominal terms, mainly driven by technology costs and the increase in amortizations. In real terms, costs fell 2%.
•Loan-loss provisions dropped 21% due to higher covid-19 related charges in H1'20.
Against the previous quarter, underlying attributable profit increased 11% in constant euros propelled by the upturn in net interest income, disciplined cost control and lower provisions.

Mexico. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	878	+2	0	1,743	-9	-6
Expenses	-379	+2	0	-752	-1	+2
Net operating income	499	+1	0	991	-14	-12
LLPs	-204	-10	-12	-432	-23	-21
PBT	289	+11	+10	548	-5	-2
Underlying attrib. profit	205	+13	+11	387	-5	-2
Detailed financial information on page 62

January - June 2021	31

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 1,645 mn
Executive summary (changes in constant euros)
→ We continued with our strategy to strengthen connectivity across regions and enable the export of positive experiences across units, capturing new business opportunities.
→ We remain focused on delivering profitable growth, improving customer experience and loyalty, together with cost and risk control.
→ Double-digit growth year-on-year in both gross loans and advances to customers and customer deposits, underpinned by innovation in our product and service offering.
→ Underlying attributable profit increased 41% year-on-year backed by positive customer revenue performance and lower provisions.

Strategy
South America is a region with great growth potential and opportunities for banking penetration and progress in financial inclusion. In this environment, we remained focused on growing, leveraging business opportunities, exchanging positive experiences across countries and enhancing digitalization and customer loyalty.
We maintained our strategy of capturing synergies across business units:
•In consumer finance, Brasil exported its new and used vehicle financing platform to other countries; Cockpit, a platform to streamline management of car dealerships, is being rolled out in Argentina and Peru; Santander Chile increased car insurance sales; in Colombia we made progress in strategic alliances; and, in Uruguay, we launched other vehicle financing channels through Creditel, one of our consumer finance entities.
•In payment methods, we are focused on e-commerce strategies and on providing immediate national and international transfers. We continued to consolidate Getnet in several countries, based on the successful model of Brazil, where regulatory approvals are already in place for the spin-off of Getnet. In Chile, we recorded positive results in the quarter, and we are expanding our proposition for individuals in Argentina.

Loyal customers. June 2021
Thousands. % loyal / active customers

29%	/ active customers	25%	41%	51%	23%

9,612

•We continued to make headway in the development of joint initiatives between SCIB and corporates to deepen relationships with multinational clients, with the aim of improving customer service, increasing loyalty and expanding customer attraction in all countries, with a particular focus on strengthening ties between Brazil, Colombia and Peru.
•We continue to boost our digital transformation to improve service quality, with the optimization of our channels and processes, and expanding our product and service offerings. As a result of the implemented measures, loyal and digital customers were 24% and 20% higher, respectively, compared to the previous year.
•We continued to promote inclusive and sustainable businesses in the region, such as Prospera, our micro-credit programme, which operates in Brazil and Uruguay and was launched in Colombia in the second quarter. We also issued green loans in Brazil and Chile.
The main initiatives by country were:
•Brazil: we once again recorded high profitability in the quarter as a result of strong commercial dynamics, with record growth in new customer attraction. We maintained the strong growth pace of new mortgage loans to individuals, we hit record card sales and recorded significant revenue growth in Getnet. In auto, we maintained our market share leadership in individuals (25% as of May 2021).

Digital customers. June 2021
Thousands. YoY % change

+20%	YoY	+21%	+39%	+6%	+22%

22,670

32	January - June 2021

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Primary segments

On the other hand, our leadership in the wholesale sector consolidates our position as one of the best corporate banks, thanks to our experience as a global bank (being the largest bank in FX transactions for the last eight years), in infrastructure, in agribusiness (the largest agricultural commodities desk in the country) and equities.
•Chile: we remained focused on digital banking and enhancing customer service. Santander Life and Superdigital recorded strong growth in customer acquisition, making progress in our objectives of promoting banking penetration, positive lending behaviour and improving transactionality. The introduction of Getnet delivered better than expected results.
•Argentina: we continued to improve our customer care model through digital transformation. We opened the first agribusiness branch in the country, progressed on building an open financial services platform and boosted Santander Consumer's business for vehicle and consumer goods financing. In addition, Getnet continued to progress and began to offer services to individuals.
•Uruguay: the consolidation of our business model enabled us to attract customers and gain market share in key businesses, while we made progress in our technological transformation and the update of our channels and processes. We set up Soy Santander, a new customer loyalty offering for individuals, and we ranked first in the GPTW ranking.
•Peru: we continued to progress on the digitalization of our services and internal processes. 70% of transactions are processed digitally though our office banking platform, along with initiatives such as the digital onboarding of customers and the purchase of a digital platform for consumer and used vehicle financing.
•Colombia: we conducted structuring transactions and placement of infrastructure-related securities and made progress in joint initiatives between SCIB and corporates. We continued to focus on gaining profitable market share in consumer finance and we rolled out Prospera in the country.

Business performance. June 2021
EUR billion and YoY % change in constant euros

130	+10%	168	+10%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
Business performance
Loans and advances to customers were 12% higher year-on-year. Gross loans and advances to customers (excluding reverse repos and the exchange rate impact) increased 10% year-on-year, with rises in all country units except Chile.
Customer deposits grew 11% year-on-year. Excluding repurchase agreements and the FX impact, they rose 12% boosted by the strong performance of demand deposits (+26%). Mutual funds rose 7%.
Results
Underlying attributable profit in the first half of the year amounted to EUR 1,645 million, up 19% year-on-year. Excluding the exchange rate impact, it was 41% higher, as follows:
•Total income increased 10% underpinned by net interest income (+11%) and net fee income (+14%).
•Costs rose below total income growth, largely due to Argentina (affected by inflation). Of note was cost management in Brazil and Chile (-1% and +2%, respectively in nominal terms; -6% and -1% in real terms). The efficiency ratio improved 82 bps year-on-year to 34.4% enabling net operating income to increase 11%.
•Loan-loss provisions dropped by 28% driven by covid-19 related provisions recorded in 2020. In credit quality, the NPL ratio fell to 4.36%, coverage increased to 98% and the cost of credit improved to 2.51%.
By country, overall double-digit growth (except Uruguay) in underlying attributable profit in constant euros, due to the positive performance in total income and lower provisions (except Peru and Colombia, which recorded increases). In Uruguay, the fall in profit was primarily due to lower net interest income (interest rate cuts).
Compared to the first quarter, underlying attributable profit rose 10% in constant euros, benefiting from positive customer revenue performance in the main country units which broadly offset greater costs and the increase in provisions in Brazil.

South America. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	3,772	+7	+5	7,311	-7	+10
Expenses	-1,299	+7	+6	-2,518	-9	+7
Net operating income	2,473	+7	+4	4,793	-6	+11
LLPs	-809	+18	+15	-1,492	-39	-28
PBT	1,609	+7	+4	3,113	+27	+49
Underlying attrib. profit	871	+13	+10	1,645	+19	+41
Detailed financial information on page 64

January - June 2021	33

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Primary segments

Brazil	Underlying attributable profit
EUR 1,180 mn
Commercial activity and business performance
We continued to make headway with our commercial strategy:
•In auto, where we are leaders in the individual segment, we launched Auto Negócio, a 100% online platform for buying and selling vehicles without business intermediaries.
•In cards, customer acquisition soared 93% year-on-year to a new record high, with significant growth in income from both credit and debit cards.
•In mortgages, new lending to individuals surged 174% year-on-year, and home equity rose 24%, through Usecasa.
•Within the ESG sphere, we were named best bank in this area and we are the leader in solar energy finance. In microcredit, we reached 600,000 active customers.
These initiatives led to a 26% increase in loyal customers and an 21% increase in digital ones.
Regarding our digital transformation, GENTE, our artificial intelligence platform, has assisted more than 9.8 million customers.
As for volumes, loans and advances to customers grew 20% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, they rose 15%. We saw positive performances across segments, particularly in individuals and SMEs.
Customer deposits increased 11% with respect June 2020. Excluding repos and the exchange rate impact, growth was also 11%, driven by the increase in demand and time deposits (+12% and +11%, respectively). Mutual funds were 3% higher.
Results
First six months underlying attributable profit amounted to EUR 1,180 million (+19% year-on-year). Excluding the exchange rate impact, profit was 44% higher. Of note:
•Total income rose 9% benefiting from the positive performance of net interest income (+10%, supported by larger volumes) and net fee income (insurance and capital markets).
•Costs fell 1%, which enabled net operating income to rise 14% and the efficiency ratio to improve by 2.9 pp year-on-year to 28.9%.
•Net loan-loss provisions dropped 22%, due to higher provisions recorded in 2020 related to the pandemic. Cost of credit improved to 3.51%, the NPL ratio to 4.55% and coverage remained high at 112%.
In the quarter, underlying attributable profit was 6% higher in constant euros, backed by customer revenue, which offset the fall in gains on financial transactions (markets), higher costs affected by inflation and the increase in activity and higher provisions.

Brazil. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	2,682	6	+3	5,203	-10	+9
Expenses	-779	+8	+4	-1,502	-18	-1
Net operating income	1,902	+6	+2	3,701	-6	+14
LLPs	-674	+23	+19	-1,222	-36	-22
PBT	1,200	+4	0	2,354	+25	+52
Underlying attrib. profit	619	+10	+6	1,180	+19	+44
Detailed financial information on page 65

Chile	Underlying attributable profit
EUR 321 mn
Commercial activity and business performance
We remained focused on increasing new customer attraction and loyalty, and offering attractive returns:
•Getnet's success enabled us to finish installing the 20,000 PoS planned for the whole year in May, and other 8,000 in June. More than half were purchased by businesses that did not use this payment method before, and 65% of the total were sold digitally.
•Santander Life continues to revolutionize the market with its proposition and digital onboarding, reaching more than 729,000 customers.
•Superdigital reached a record high in account openings and has more than 182,000 customers.
•All these measures led to a year-on-year increase in loyal (+13%) and digital customers (+39%), and we ended the quarter with the best NPS in the country.
In volumes, loans and advances to customers grew 5% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers decreased 2%, as growth in SMEs and mortgages did not offset the fall in corporates and CIB.
Customer deposits rose 17% year-on-year, up 10% excluding repurchase agreements and the exchange rate impact. We continued to improve the funding mix, as demand deposits rose 42% while time deposits were 19% lower. Mutual funds increased 12%.
Results
Underlying attributable profit in the first half of 2021 amounted to EUR 321 million, 75% higher year-on-year. Excluding the exchange rate impact, growth was 70%, as follows:
•Total income increased 7% driven by the 12% jump in net interest income (margin management and inflation) and the 11% increase in net fee income, propelled by transactional and insurance fees.
•Costs rose less than 2% through efficient cost management. The efficiency ratio improved to 38.4% (-1.9 pp year-on-year).
•Loan-loss provisions were 49% lower due to covid-19 related charges in 2020. Cost of credit improved to 1.07% and the NPL ratio to 4.57%.
In the quarter, profit grew 9% in constant euros mainly from the increase in net interest income and gains on financial transactions, and lower provisions.

Chile. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	637	4	+3	1,252	+10	+7
Expenses	-245	+4	+3	-481	+5	+2
Net operating income	392	+4	+3	771	+14	+10
LLPs	-82	-19	-20	-182	-47	-49
PBT	315	+14	+13	592	+79	+74
Underlying attrib. profit	169	+11	+9	321	+75	+70
Detailed financial information on page 66

34	January - June 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Argentina	Underlying attributable profit
EUR 108 mn
Commercial activity and business performance
We remained focused on the transactional business and customer service through initiatives in innovation, an enhanced customer care model, and the digital transformation of processes and products. This was reflected in the increase in customers and digital sales.
In the quarter, we opened the first agribusiness branch in the country, with a new customer care model for customers in agricultural areas.
In addition, we continued to progress on the development of our open financial services platform:
•We enhanced Getnet's value proposition, reaching 35,000 active merchants since its launch in October 2020.
•Santander Consumer focused primarily on used vehicles while seeking to expand our ecosystem with new alliances for the consumer segment.
•MODO, the payment solution that promotes digital payments and financial inclusion, reached more than one million customers.
In volumes, loans and advances to customers fell 6% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 36% year-on-year, driven by SME loans and cards. Dollar balances declined in the currency of origin.
Customer deposits decreased 4% compared to June 2020. Excluding repurchase agreements and the exchange rate impact, deposits rose 37% spurred on by both demand and time deposits. Mutual funds were 97% higher. The excess liquidity is placed in central bank notes.
Results
Underlying attributable profit in the first six months was EUR 108 million, 1% lower year-on-year. At constant exchange rates, profit was 42% higher. By line:
•Total income grew 28%, underpinned by net interest income, net fee income and higher gains on financial transactions, which allowed us to absorb the negative impact from the inflation adjustment.
•Costs increased 48%, affected by inflation and the salary agreement. Net operating income rose 6%.
•Loan-loss provisions fell 47% following additional covid-19 related provisions build in 2020. The cost of credit improved to 3.94%, the NPL ratio was 3.34% and coverage rose to 168%.
In the quarter, profit was 50% higher in constant euros, underscored by the increase in customer revenue, which offset higher costs and provisions.

Argentina. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	301	15	+26	563	-10	+28
Expenses	-179	+5	+15	-349	+3	+48
Net operating income	122	+33	+45	214	-26	+6
LLPs	-35	+148	+166	-48	-63	-47
PBT	57	+30	+42	100	-20	+14
Underlying attrib. profit	62	+38	+50	108	-1	+42
Detailed financial information on page 67

Other South America
Uruguay
Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, were up 9%. Customer deposits rose 14% at constant exchange rates.
Underlying attributable profit in the first half of EUR 51 million, down 26% year-on-year. Excluding the exchange rate impact, it was 14% lower, as follows:
•Total income dropped 9% mainly driven by the fall in net interest income (significant drop in interest rates) and lower gains on financial transactions. Positive net fee income performance (+15%).
•Costs grew 7%, at a slower pace than inflation.
•Loan-loss provisions decreased 45%, the cost of credit improved to 1.66% and coverage was 110%.
Compared to the previous quarter, underlying attributable profit declined 4% in constant euros dampened by lower total income.
Peru
Gross loans and advances to customers excluding reverse repos and the exchange rate impact rose 16% year-on-year and customer deposits, at constant exchange rates, were 2% higher.
In the first half of 2021 underlying attributable profit amounted to EUR 26 million, 8% higher year-on-year. Excluding the exchange rate impact, growth was 29%, as follows:
•Total income rose 43%, mainly led by customer revenue. Costs rose at a slower pace than income, improving the efficiency ratio to 28.2%.
•Loan-loss provisions rose due to preventive impairments. The NPL ratio was 0.80% and coverage stood a 193%.
Colombia
Gross loans and advances to customers excluding reverse repos were 2% higher year-on-year in constant euros. Customer deposits rose 11% at constant exchange rates.
In the first half of 2021, underlying attributable profit of EUR 12 million, 24% higher than the first half of 2020. Excluding the exchange rate impact, profit increased 34% due to:
•Total income grew 29% (driven by net interest income and net fee income), outpacing the rise in costs.
•Loan-loss provisions were higher but good credit quality was maintained: the NPL ratio was 0.43%, cost of credit of 0.71% and coverage remained high (261%).

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Underlying attrib. profit
		/	H1'20		/	H1'20
	H1'21%		excl. FX	H1'21%		excl. FX

Uruguay	84	-31	-20	51	-26	-14
Peru	52	+25	+49	26	+8	+29
Colombia	24	+31	+42	12	+24	+34

January - June 2021	35

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Primary segments

DCB	DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 569 mn
Executive summary (changes in constant euros)
→ New lending in H1’21 well above H1'20 (+20% year-on-year), despite the strong impact of covid-19 lockdowns arising from the health crisis in early 2021. We expect a strong H2'21 as soon as restrictions are lifted.
→ Ongoing execution of the strategic operations defined in 2020, aimed at generating efficiencies in terms of cost reduction and conversion of single product creditors into full customer to enhance profitability.
→ Underlying attributable profit was EUR 569 million, improving 11% year-on-year, favoured by revenue growth (+4% YoY). which led to a 2% increase in net operating income. Underlying RoTE rose to 12%, and RoRWA was 2.0% in SCF.

Strategy
Digital Consumer Bank is the leading consumer finance bank in Europe, created through the combination of Santander Consumer Finance (SCF) and Openbank's strengths: combining the scale and leadership of SCF in Europe, and Openbank’s digital capabilities. The aim is to generate synergies for both businesses:
•SCF will leverage Openbank's IT capabilities to further improve its digital operating system and provide a better service to its customers and partners (OEMs, car dealers, retailers and individuals) at a lower cost.
•Openbank will be able to offer retail banking products to SCF's large customer base to expand retail capabilities across Europe with lower acquisition costs.
•SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe including the recent launch in Greece, China and Canada). SCF works through more than 130,000 associated points of sale (mainly auto dealers and retail merchants) through its growing number of agreements with OEMs and retail distribution groups.

Digital Consumer Bank. Loan distribution
June 2021

Germany

Nordics

Spain

France

The UK

Italy

Poland

Others

•Openbank is the largest full-service digital bank in Europe. It offers current accounts, cards, loans, mortgages, an state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
Our main priorities for 2021 are to:
•Auto: strengthen our auto financing leadership position, reinforce the leasing business and develop subscription services across our footprint. We also generated almost 1 million new contracts to customers in H1’21 and had an EUR 89 billion loan book at the end of June.
•Consumer Non-Auto: gain market share in consumer financing solutions, leveraging our position to grow in e-commerce, checkout lending and Buy Now Pay Later (BNPL), serving customers through 55,000 physical and digital points of sale. We generated more than 2 million new contracts in H1’21 and had a loan book of EUR 19 billion in June.
•Retail: improve digital capabilities to increase customer loyalty among our 1.6 million customer base, boosting digital banking activity, which currently has EUR 33.2 billion in customer funds.
•Cost reduction and simplification: accelerate digitalization to transform the business and improve efficiency. The main drivers are:
–Organizational simplification: transition from banking licenses to branches in the Western hub.
–Streamlining IT: leveraging the technology and data capabilities of Openbank’s Digital ODS platform, with a Digital Banking apps (APIs) and a SaaS (Software as a Service) model.
–Redefinition of our distribution model and increased process automatization.

36	January - June 2021

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Primary segments

Thanks to all these initiatives, we have great potential for the enhancement of the Digital Consumer Bank business through our 19 million active customers, by creating stronger customer relationships while integrating Santander ESG criteria. We want to serve our current and future customers with a positive environmental impact by developing business solutions, such as: financing electric vehicles, carbon compensation services already available in all countries; financing of electric chargers, solar panels, green heating systems, etc.
Business performance
In H1’21, new lending increased 20% year-on-year, absorbing the impacts of heavy lockdowns in some countries where Digital Consumer Bank operates at the beginning of the year.
In Q1'21, restrictions affected the activity in Central Europe, especially in Germany, the Netherlands and Austria. In Q2’21, demand showed strong signs of recovery with a positive performance notably in Germany and the Nordics, where new lending grew 25% and 18%, respectively, compared with Q1'21. We expect a strong second half of the year as soon as restrictions are lifted, as a result of vaccination processes in our footprint.
Of note in H1’21 was the progress made on the following initiatives: the enhancement of our pan-European leasing proposition through several projects: the deployment of the new consumer finance solution (for mobile and modem devices) via the more than 2,500 retail points of sale in Italy, thanks to the creation of TIMFIN joint venture; and the ongoing set-up of the new Western Hub operating structure as we transition from banking licenses to branches in order to improve efficiency.
In addition, in order to compensate lost revenue during covid-19 lockdowns in early 2021, several measures were carried out, including expense reductions and income initiatives in pricing and cost of funding.

Activity
June 2021. EUR billion and % change in constant euros

0%
	QoQ		+4%
QoQ
116
	0%	56	+12%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

The stock of loans and advances to customers was EUR 113 billion (+1% year-on-year). Excluding reverse repos, gross loans and advances to customers remained flat vs. H1'20 excluding the exchange rate effect, despite the strong impact from covid-19 isolation measures in the majority of markets where Digital Consumer Bank operates.
Results
Underlying attributable profit in the first half was EUR 569 million, 12% higher year-on-year in euros. Excluding the exchange rate impact, +11%. By line:
•Total income increased 4% compared to H1'20. Net interest income was 1% lower than last year and net fee income increased 11% boosted by new lending.
•Costs increased 5% due to increase in perimeter (Sixt, TIMFIN) and new digital investments. Excluding both impacts, costs down -0,4% year-on-year. The efficiency ratio stood at 46.6%, leading to a net operating income improvement of 2% year-on-year.
•Strong reduction in loan-loss provisions (-42%) driven by the impact of covid-19 provisioning in H1’20. Positive credit quality performance, with a cost of credit of 0.64% and an NPL ratio of 2.18%.
•By country, the largest contribution to underlying attributable profit came from Germany (EUR 180 million), the Nordic countries (EUR 108 million), the UK (130 million), France (EUR 70 million) and Italy (EUR 65 million).
Compared to the previous quarter, underlying attributable profit decreased 5% in constant euros mainly due to the contribution to the SRF and the charge related to CHF mortgages, since customer revenue increased (net interest income: +1%; and fee income: +9%) and loan-loss provisions reduced by 15%. Excluding both impacts, underlying profit rose at double-digit rates.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,302	0	0	2,606	+4	+4
Expenses	-613	+2	+2	-1,214	+6	+5
Net operating income	689	-2	-2	1,392	+3	+2
LLPs	-142	-14	-15	-308	-42	-42
PBT	502	-1	-1	1,008	+13	+13
Underlying attrib. profit	278	-5	-5	569	+12	+11
Detailed financial information on page 69

January - June 2021	37

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Primary segments

Corporate Centre	Underlying attributable profit
EUR -1,062 mn
Executive summary
→ In the health crisis, the Corporate Centre continued to play its role supporting the Group and has gradually returned employees to the workplace, with a mixture of on-site and remote working, always following health authorities' recommendations, maintaining a high level of flexibility to meet individual needs.
→ The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
→ Underlying attributable loss decreased 6% compared to the first half of 2020, mainly due to lower costs and the decrease in other results and provisions.

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate plus the premium which, in liquidity terms, the Group supports by immobilizing funds during the term of the operation.
–Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 21,408 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.
Results
First half underlying attributable loss of EUR 1,062 million, 6% lower than in H1'20 (-EUR 1,125 million):
•Net interest income was negatively impacted by the increase in the liquidity buffer and lower gains on financial transactions, dampened by positive foreign currency hedging results in 2020.
•On the other hand, the favourable trend in operating expenses continued, improving 4% compared to H1'20, driven by ongoing streamlining and simplification measures.
•The net loan-loss provisions line increased due to a charge of EUR 150 million in Q1'21 (EUR 105 million net of tax) given the lack of visibility as to the timing and pace of the economic recovery.
•Lastly, other income and provisions improved due to one-off provisions recorded in H1'20 for certain stakes whose value was affected by the crisis.

Corporate centre. Underlying income statement
EUR million
	Q2'21	Q1'21	Chg.	H1'21	H1'20	Chg.

Total income	-430	-370	+16%	-800	-617	+30%
Net operating income	-511	-449	+14%	-960	-784	+22%
PBT	-553	-635	-13%	-1,188	-1,186	0%
Underlying attrib. profit	-535	-527	+2%	-1,062	-1,125	-6%
Detailed financial information on page 70

38	January - June 2021

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 3,790 mn

Executive summary

Results. (H1'21 vs. H1'20). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit growth driven by higher volumes and total income, improving the efficiency ratio and cost of credit			Loans and advances to customers rose 1% and customer funds increased 7% year-on-year
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+8%	+1%	-44%	794	▲ 1% YoY	768	▲ 7% YoY

Customers

Commercial activity
The economic and social impacts arising from the global health crisis led us to further strengthen our commitment to our customers and society.
This situation has accelerated the implementation and development of our digital transformation strategy, focusing on our multi-channel strategy and the digitalization of processes and businesses. We are adapting channels to new business trends under a hybrid model that prioritizes digital customer service, and combines it with the activity carried out by physical branches, which are well equipped to handle the more complex operations and those that require greater service from our professionals.
This personalized support, tailored to the needs of each customer, also responds to one of our main goals, which is the continuous improvement of customer care and service. This orientation enabled us to rank top 3 in customer satisfaction, measured by NPS, in seven of our markets.
Our efforts to improve customer care and services, being one of the leaders of the digitalization process in the banking sector, and meet our customers' needs, allowed us to exceed 150 million customers.
The number of loyal customers increased 12% year-on-year, with growth in both individuals (+12%) and corporates (+15%). Digital customers rose 14% year-on-year, a 5 million increase compared to the previous year, while transactions through digital channels grew 38% year-on-year and digital sales accounted for 52% of total transactions.

Results
Underlying attributable profit in the first half of 2021 was EUR 3,790 million, 119% higher than in the first half of 2020. In constant euros, profit increased 135%. By line:
•Total income grew 8% driven by positive net interest income and net fee income performance.
•Costs rose at a slower pace than total income, which enabled the efficiency ratio to improve 2.4 pp to 43.4%.
•Loan-loss provisions plummeted by 44%, as the previous year was strongly affected by covid-19 related provisions.

Retail banking. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	9,811	+3	+2	19,347	+1	+8
Expenses	-4,247	+2	+2	-8,404	-5	+1
Net operating income	5,564	+3	+2	10,942	+5	+14
LLPs	-1,726	-3	-5	-3,509	-48	-44
PBT	3,375	+6	+4	6,565	+111	+128
Underlying attrib. profit	1,954	+6	+5	3,790	+119	+135
Detailed financial information on page 71

January - June 2021	39

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 1,197 mn

Executive summary

Results (H1'21 vs H1'20). % change in constant euros			Our strategic pillars
Strong profit and profitability improvement backed by total income growth across businesses and countries
Total income	Underlying profit	RoRWA
+18%	+45%	2.51%

Revenue growth by business and region*			Other highlights in the quarter

TOTAL
Other
Global Debt Financing
Global Transactional Banking
Markets
2,493
+18%
2,938
+14%
793
+1%
852
+28%
1,165
H1'20
H1'21

+33%
			Creation of the Digital Solutions Group (DSG) team	Leading positions in the rankings of different products
		-14%		Structured finance	Debt capital markets (DCM)	Equity capital markets (ECM)
+16%
Green Global
(*) EUR million and % change in constant euros

Strategy
SCIB continued to make headway in the execution of its strategy to strengthen its position as our clients' strategic advisor of choice, boosting specialized high value-added products and services, which enabled us to optimize the return on capital.
In line with this strategy, SCIB is focused on high growth potential sectors that require a high degree of specialization.
In 2020, SCIB created the global Environmental, Social and Governance (ESG) solutions team to support our clients in their business transformation towards more sustainable alternatives, such as renewable energies, zero carbon transition, etc.
Since its creation, the ESG team has been involved in numerous transactions in different sectors and markets. Of note in the second quarter of 2021 was the announced collaboration between SCIB and Tesco to create a sustainable Supply Chain Finance programme. This programme will be directly linked to sustainability commitments, and will involve more than 175 Tesco suppliers, who will receive a discount if they meet the set targets.
The DSG (Digital Solutions Group) team, which was created in Q1'21 to support the development and digital transformation of our current and potential customer base, participated in several operations, such as the launch of the European Investment Bank's (EIB) first ever digital bond on the Public Ethereum Network using blockchain technology. This project was selected by Banque de France as part of its Central Bank Digital Currency sphere.

Another key transaction in the quarter was advising Verkor, a French startup that manufactures batteries for electric vehicles, on the setup of a strategic alliance with Renault Group. Through this partnership, Renault Group and Verkor will develop and manufacture new high-performance battery cells, with the aim of building the most digital, sustainable and efficient Gigafactory in Europe, in order to address the challenges of digitalization, decarbonization and reindustrialization of Europe's automotive sector.

Regarding product positioning, SCIB held leading positions in different rankings:
•In Structured Finance, SCIB ranked first in Latin America and Europe by number of transactions, promoting renewable energies, the cornerstone of the ESG strategy.
•In DCM (Debt Capital Markets) we are the market leaders in Spain and ranked fourth by volume of corporate debt placed in Europe and in Latin America.
•In ECM (Equity Capital Markets) we ranked top 3 in Spain, Mexico and Poland.

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Secondary segments
In the first half, SCIB received numerous awards in several categories, including the Global Trade Review (GTR), Risk.net, Global Finance and PFI awards.
Results
Underlying attributable profit in S1'21 amounted to EUR 1,197 million, 29% more than in the same period of 2020.
Excluding the exchange rate impact, profit was 45% higher and total income rose 18% to EUR 2,938 million, backed by higher gains on financial transactions and net fee income, driven by strong growth in markets and the positive performance of the Banking businesses (GDF and GTB).
Revenue performance by business was as follows (in constant euros):
•Markets: significant revenue growth (+28% vs H1'20) underscored by market volatility and the higher volume of client business, which we continued to support with the structuring of hedging products.
Of note was the sales activity in Spain, the rest of Continental Europe, the UK, Asia, Brazil and Argentina, as well as trading in Brazil, Spain, the UK and Chile.
•GDF (Global Debt Financing): Santander continued to support its clients in accessing liquidity sources, which was reflected in a substantial increase in funding volumes in the first half, particularly indirect financing (distribution to other banks and institutional investors). As a result, total income was 14% higher year-on-year.
We expanded our sustainable financing proposition through green and sustainability-linked loans and bonds, becoming a global leader both in financing and advising on renewable energy operations. Of note was the sharp rise recorded in debt capital markets (DCM), leveraging the positive performance of the Latin American and US markets. Santander continued to be a global benchmark in structured finance, ranking first in Latin America and top 3 in Europe.
•GTB (Global Transactional banking): income from customer balance management continued its negative trend, hampered by low interest rates in our core geographic areas. However, trade finance volumes increased 16% year-on-year spurred on by Trade and Working Capital Solutions and Export & Agency Finance.
Transactional volumes in collections and payments (Cash Management) continued to bounce back benefiting from the gradual recovery of corporate activity, but still remain below pre-covid-19 levels.
•CF (Corporate Finance): total income was up 26% versus H1'20 driven by positive ECM (Equity Capital Markets) performance in Europe and Brazil.
In Brazil, Santander acted as global coordinator in the follow-ons of Lojas Renner (BRL 4 billion), BTG Pactual (BRL 3 billion) and Sequoia Logistica (BRL 894 million), as well as joint bookrunner for DASA's initial public offering (BRL 3.3 billion). In Spain, we continued to consolidate our leadership position in the IPO and capital increase market, acting as global coordinator in the IPO of Arteche, as financial advisor in the listing of Línea Directa and as bookrunner in the capital increase of Cellnex. Finally, we were also involved in the most relevant IPO of 2021 in Poland, Pepco (EUR 1 billion).
In M&A (Mergers & Acquisitions), Santander acted as sole financial advisor to Telefónica on the sale of 60% of FiberCo in Chile to KKR, and Vivo in the sale of 50% of FiberCo in Brazil to CDPQ. In addition, we advised the Canadian company Northland Power on its first investment in Spain, for the purchase of a renewable assets portfolio for EUR 1,061 million.
Santander also acted as advisor to Platinum Equity in the acquisition of the Spanish environmental services group Urbaser by China Tianying Inc.
Operating expenses increased 9% compared to the first half of 2020 due to investments in products and franchises under development. However, efficiency improved year-on-year and remained a benchmark in the sector (36.4%).
Sharp slump in loan-loss provisions compared to H1'20, due to the significant increases recorded in 2020 related to the widespread macroeconomic deterioration caused by the pandemic.
Compared to the previous quarter, underlying attributable profit dropped 30% in constant euros, affected by reduced income from the SRF contribution and lower market volatility, together with the normalization of business dynamics after an exceptionally high Q1'21.

SCIB. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	1,283	-22	-23	2,938	+9	+18
Expenses	-543	+3	+3	-1,069	+4	+9
Net operating income	740	-34	-35	1,870	+11	+23
LLPs	-21	-55	-54	-68	-72	-72
PBT	750	-29	-30	1,808	+30	+47
Underlying attrib. profit	494	-30	-30	1,197	+29	+45
Detailed financial information on page 71

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 406 mn

Executive summary

Results (H1'21 vs. H1'20). % change in constant euros				Growth drivers H1'21
Solid performance across our three businesses
Total fee income generated	Total contribution to profit	Assets under management	RoRWA	Net new money	Net sales	Gross written premiums

+10%	+9%	+12%	6.96%	EUR 5.1 bn	EUR 4.1 bn	+12%
vs H1'20

Total contribution to profit by business				Other highlights in the quarter
Constant EUR million (incl. fee income ceded to the Group)				Close of Indosuez Wealth Management acquisition	ESG AuM > EUR 8 bn	New agreement with Allianz in Poland in our insurance business

Commercial activity
Within our journey to become the best responsible wealth manager in Europe and Latin America, in H1'21 we made progress in the following areas:
•In Private Baking, we continued to enhance our value proposition in all geographic areas, especially in advisory services, and to boost investment services through platforms, particularly in our international private banking business.
The integration of Indosuez Wealth Management in Miami was successfully completed, adding USD 4.3 billion under management to our platform.
One of our main priorities is to offer clients value-added solutions that meet their specific investment needs. In this regard, of note was Future Wealth, a joint initiative with SAM consisting of a range of thematic products regarding innovation and disruptive technologies, that since its launch in November, reached more than EUR 4 billion. On the other hand, the range of alternative open-architecture products reached EUR 1.4 billion in sales. As regards the ESG investment range, through both SAM and third-party products, assets under management amounted to close to EUR 1.8 billion.
The total volume of shared business across our markets stood at EUR 8.3 billion, 27% more than in the same period of 2020, mainly driven by operations in Mexico, Brazil, the UK, Portugal and Switzerland, reflecting the success of our global platform, which was joined by Uruguay this year.

Collaboration volumes
Constant EUR million

8,260

	▶	+27%
/ Jun 20

•In Santander Asset Management we continued to improve and complete our local and global product offering. Of note was the launch of Santander ON, a range of solutions aimed at covering the different investment needs of our clients. This range follows a systematic and quantitative management methodology, including different investment themes and our ESG integration model.
We continued to strengthen our alternative product offering with several launches aimed at our institutional clients, such as: the Trade Finance Real Economy Fund, in collaboration with SCIB, and the Signal Santander European Hospitality Opportunities fund, together with Signal Capital partners, which helps to raise funds for hotel chains to mitigate the impacts from covid-19.
Also of note was the positive performance of our multi-asset and quantitative solutions (GMAS) investment strategy, which continued to grow strongly in the Santander GO range (reaching nearly EUR 3.5 billion) and the performance of our platform in Luxembourg, which stood at EUR 10.5 billion.
The Future Wealth fund amounted to EUR 950 million since its launch, attracting customers mainly in Spain, International Private Banking, Chile and Portugal. We made further headway in our ESG strategy, offering over 20 ESG products globally, and assets under management exceeded EUR 7.5 billion.
As for operational and technological transformation, this year we fully implemented the Aladdin platform in all our countries.
•In Insurance, we maintained a positive growth pace with premiums increasing 12% year-on-year and our main growth driver continued to be the non-credit related business. Of note were the increases in net fee income recorded in Brazil (+30%), Spain (+22%) and Argentina (+63%).
Also noteworthy was the new agreement with Allianz for our insurance business in Poland (subject to regulatory approval and other customary conditions for this type of operation), through

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Secondary segments
which we expect to strengthen our position in this market. It is also worth highlighting the relevance of the agreement between Santander Spain and Aegon to create Santander Assurance Solutions, a specialized unit to support our commercial teams in coaching, value proposition and assisted selling, among others. In Spain we also launched a joint cyber risk coverage with Mapfre aimed at SMEs.
Regarding our digital strategy, we increased strongly the number of insurance policies distributed through our digital channels (+64%), which now account for 14% of the total sales volume.
Business performance
Total assets under management amounted to EUR 395 billion, 12% higher year-on-year, driven by the gradual recovery of activity since the most affected months by the health crisis in the first half of 2020.

Business performance: SAM and Private Banking
Constant EUR million

Total Assets Under Management
Funds and investment *
SAM
Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Mar-21	/ Jun-20
+5%	+12%
+5%	+12%
+3%	+9%
+9%	+20%
+5%	+20%
+2%	+1%
+10%	+19%

Note: Total assets marketed and/or managed in 2021 and 2020.
(*) Total adjusted customer funds of private banking managed by SAM.

•In Private Banking, the volume of customer assets and liabilities grew 15% year-on-year to EUR 247 billion, induced by market improvement and the continued strong commercial activity. Net new money amounted to EUR 5.1 billion (2.1% of total volume), and of note were the EUR 3.1 billion reached in funds.
Net profit in the first half was EUR 212 million, up 10% compared to the same period of 2020, primarily backed by growth in net fee income (15%).
•In SAM, total assets under management increased 9% compared to June 2020 to EUR 193 billion. Cumulative net sales YTD remained in record figures at EUR 4.1 billion as of June (2.1% of the total), mainly in Spain, Mexico, Luxembourg and Poland.
Total contribution to the Group's profit (including ceded fee income) was EUR 250 million, 2% higher year-on-year, mainly due to greater volumes and recovery of margins, which remained under some pressure.
•In Insurance, the volume of gross written premiums in the first half amounted to EUR 4.3 billion (+12% year-on-year), despite lower loan activity derived from the crisis. Net fee income grew 12% with 17% growth in non-credit related protection business.
Total contribution to profit (including ceded fee income) increased 11% year-on-year to EUR 622 million.
Results
Underlying attributable profit was EUR 406 million in the first half of 2021, up 2% year-on-year. Excluding the exchange rate impact, profit was 8% higher:
•Total income increased 6% mainly driven by the higher volume of assets under management, net fee income, and greater insurance protection activity, notably non-credit related business.
•Total fee income generated, including fees ceded to the branch network amounted to EUR 1,634 million (+10% year-on-year) and represented 32% of the Group's total.

Total fee income generated
EUR million

1,634

	▶	+10%	32%
		vs H1'20	/ total Group

•Operating expenses were 4% higher than in H1'20, due to the investments carried out together with higher costs related to increased commercial activity.
The total contribution to the Group (including net profit and total fees generated net of tax) was EUR 1,084 million in the first half, 9% higher than in H1'20.
Compared to the previous quarter, underlying attributable profit rose 6% in constant euros, primarily driven by the positive performance in total income.

Total contribution to profit
EUR million and % change in constant euros
Q2'21		H1'21

	558		1,084
+6%	/ Q1'21	+9%	/ H1'20

WM&I. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	519	+3	+3	1,021	+1	+6
Expenses	-227	+3	+2	-447	0	+4
Net operating income	293	+4	+4	574	+2	+8
LLPs	-3	-50	-50	-8	-31	-29
PBT	288	+6	+5	561	+2	+8
Underlying attrib. profit	210	+7	+6	406	+2	+8
Detailed financial information on page 72

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Secondary segments

Underlying attributable profit
EUR -127 mn

Executive summary

PagoNxt	Merchant Solutions
Combining our most innovative payments businesses into a single, autonomous company:	Through the expansion of our Getnet platform to become a leading global acquirer
	SME customers in LatAm and Europe	Active merchants	Total Payments Volume
	> 4 million	1,160 k +24% YoY	EUR 49.4 bn +53% YoY*

Trade Solutions	Consumer Solutions
For SMEs & Corporates who operate internationally and want state-of-the-art digital solutions	Delivering engaging payment solutions for individuals in emerging and developed markets
SME customers who operate internationally	Active customers Superdigital in Brazil		Transaction volumes

220,000	+18% YoY		+18% YoY*
(*) % change in constant EUR

Strategy
PagoNxt comprises three businesses which provide simple and accessible digital payments solutions to drive loyalty across consumers and corporate customers. The company continued to invest significantly in the development of its global technology platforms which will be shared across multiple markets, bringing new business opportunities as well as generating efficiencies to development costs, reducing time to market, and giving customers seamless access to integrated financial services.

Digitalization of customers' payments and accessibility to our services are at the core of PagoNxt strategy, embracing Santander's goals as a responsible bank. Our wide range of merchant and trade solutions will contribute to the development of all type of businesses, helping them digitalize their operations and payments, and our consumer solutions will benefit the lives of our customers through financial inclusion.

PagoNxt leverages Santander's deep local knowledge in Europe, North America and South America, customizing its global offerings to fulfil local needs. Merchant, trade and consumer solutions are provided in partnership with Santander local banks, leveraging our customer base of 150 million individual and corporate customers. Additionally, PagoNxt will directly pursue open market opportunities and revenue pools with new customer segments and in new geographic areas.

The roll-out of PagoNxt platforms by country continues to progress, as the three businesses expand their footprint.

Merchant solutions

PagoNxt Merchant solutions, through its global franchise Getnet, is already one of the top 3 acquirers in Latin America. Our global strategy leverages Getnet capabilities to enable very efficient processing of in-store and e-commerce payments and provides best-in-class value added services, not only for Santander customers but also in the open market.
Additionally, we continue to develop our capabilities across our technological hubs in Porto Alegre, Munich, Chennai and Dubai.

This quarter Getnet delivered a solid performance across all business units. Despite pandemic challenges and pressure on margins, we grew the number of active merchants and total payment volumes over pre-pandemic levels.

The expansion of our global franchise and product offerings continued during the quarter: Getnet Chile launched its commercial activity, and Mexico progressed in its merchant migration plan to the global platform.

In Europe, our former domestic acquiring business in Spain has evolved to Getnet Europe and will be providing European customers with integrated offerings before year-end. Getnet Europe will open an initial branch in Munich.

Merchant solutions
Active merchants			Total Payments Volume
Thousands			EUR billion

1,160
933	+24%				49.4
+53%
32.3

Jun-20		Jun-21	H1'20		H1'21

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Secondary segments
Trade solutions
PagoNxt Trade delivers digital, simple and integrated trade, international payments and FX solutions for companies and businesses of all sizes, supporting them in their international expansion.
Santander is an experienced player in trade services, with a strong customer base of 220,000 companies trading internationally, and 3.4 million international payments processed in 2020.
We are leveraging our experience to develop a new global technology platform that incorporates innovative new services, bringing Santander international flows into a single platform operating under the global brand of One Trade. This platform is being connected to all our banks, and existing clients are accessing seamlessly to the new services, which will also be available for new, open market customers.
The global roll-out of our One Trade platform is well underway. As of June 2021, platform adoption grew steadily in eight countries including Brazil, Mexico, Spain, the UK, Chile, Portugal, Colombia and Poland, through, for example One Trade View, our international treasury solution to manage multi-country cash positions.
Consumer solutions
PagoNxt Consumer is focused on creating compelling payment experiences, which ensure we become embedded in consumers' financial lives.
Superdigital´s purpose is to provide economic inclusion and serve underbanked customers in Latin America. In Q2 we continued to develop our new cloud native, multi-country, multi-currency and multi-language global platform, and to evolve our strategy and product portfolio, testing new products.
In addition, we strengthened our leadership team in the quarter. We expect to roll-out the new global platform in Argentina, Peru and Colombia in a following phase. Also, active customers in Brazil increased 18% year-on-year, in line with transaction volumes (18% year-on-year).

PagoNxt evolution in 2021
In 2021, PagoNxt continues to expand its product offering and global platforms, leveraging the Group's scale and reaching out to new customers. The main priorities by business are:
•In Merchant solutions, Getnet will focus on enhancing our global acquiring platform, leveraging the Wirecard assets acquisition, and also on expanding the platform to additional countries in LatAm and Europe.
•In Trade solutions, the priorities are connecting the OneTrade platform to additional Santander customers covering our entire footprint, deploying new core functionalities in all transactional services (payments, FX and trade finance), and reaching customers beyond Santander's customer base.
•In Consumer solutions, Superdigital will continue to promote financial inclusion, focusing on rolling out the global multi-country platform in all Santander countries in LatAm, and will also launch additional banking services in the platform. We will continue to test new alternative payment models that enable us to offer unique solutions to our clients.

Results
In the first half of 2021, underlying attributable profit decreased year-on-year to -EUR 127 million (-EUR 28 million in H1'20).
This fall was driven by higher costs from investments in project developments and platforms, mainly in Trade, together with the integration of Wirecard's assets into Merchant solutions in January 2021.
On the other hand, total income increased 23% year-on-year, boosted by the strong jump in net fee income (+39% at constant exchange rates). This performance was backed by the recovery of activity in Q2'21, with volumes exceeding pre-pandemic levels, mainly in Merchant Solutions (increase in the number of transactions, merchants and turnover).

PagoNxt. Underlying income statement
EUR million and % change
		/	Q1'21		/	H1'20
	Q2'21%		excl. FX	H1'21%		excl. FX

Revenue	123	+84	+80	189	+8	+23
Expenses	-162	+20	+19	-298	+59	+73
Net operating income	-40	-42	-42	-108	+797	+471
LLPs	-2	-2	-5	-5	-33	-19
PBT	-45	-37	-37	-118	+557	+375
Underlying attrib. profit	-56	-23	-22	-127	+358	+303
Detailed financial information on page 72

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RESPONSIBLE BANKING

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society.
In order to meet our commitment to be a more responsible bank and help society address the main global challenges, we are incorporating social, environmental and good governance surrounding business decision making criteria to respond to two challenges: adapt to the new business environment and contribute to more inclusive and sustainable growth. In 2019 we set clear and ambitious goals on which we have made progress in 2020 and continue to do so during 2021. We achieved carbon neutrality in our own operations in 2020 and, in addition, met four of our 2021 commitments a year ahead of schedule.
In the first half of 2021, we also reached the target of 60% of electricity used from renewable energy sources 6 months ahead of schedule.

Santander Responsible Banking targets
More information on our goals in responsible banking can be found on our website.

Note: H1’21 data not audited
1.Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn.
2.In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.
3.According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.).
4.Senior positions represent 1% of total workforce.
5.Calculation of equal pay gap compares employees of the same job, level and function. Data reported annually.
6.People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
7.People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank). Commitment refreshed after early completion in 2020 (200k).
8.People helped through our community investment programmes (excluded Santander Universities and financial education initiatives).

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First half highlights

☑ Santander became a founding member of the Net Zero Banking Alliance and Santander Asset Management was the first asset manager in Spain to join the Net Zero Asset Managers initiative.
☑ Santander issued its third green bond and brought in EUR 1,000 million to finance wind power and solar power projects.
☑ We were named by Great Place to Work as one of the four best places to work for women in Argentina and Uruguay, and as one of Brazil's 10 best companies to work for LGBTQI+ employees. In addition, Santander Bank Polska joined Diversity IN Check, prepared by Responsible Business Forum, which recognizes the bank for managing diversity and creating an inclusive work environment.
☑ Tuiio was recognized by Pacto Mundial de México as an initiative to end poverty in the country.
☑ Santander Universidades will award 125,000 scholarships on top of its initial pledge for 2019-2021. As a result, it will have granted 325,000 endowments in the last three years.

Environmental
♣ As part of its commitment to the transition to a green economy, Santander continued to finance green alternatives and renewable energy. We reached EUR 41.7 billion in green finance1 (of which EUR 8 billion in H1'21), making progress towards our commitment to reach EUR 120 billion by 2025.
♣ Santander participated in a new mandate for the Principality of Andorra in its first sustainable bond. In Mexico, we advised Coppel, one of the country's largest retail companies, on the issuance of its first sustainable loan, and was the sole ESG advisor on the first green bond issue by a beverage company in the Mexican market.
♣ SCIB acted in Portugal as joint financial advisor in the first green bond issue of Redes Energéticas Nacionais; in Spain, SCIB led the long-term refinancing of Torresol Energy, including the formalization of the first derivative with ESG impact in the country, and participated in the execution of sustainable operations with different local autonomous communities for a total of EUR 1 billion.

Social
Ü Santander and the European Investment Bank signed two agreements under the Pan-European Guarantee Fund (EGF) to provide an additional EUR 2 billion to support Spanish and European companies affected by the pandemic.
Ü Thanks to Santander Finance for All, Santander's response to support financial inclusion and empowerment, we have empowered 6 million people1, of which 1.2 million through our microfinance initiatives: Prospera in Brazil, Prosperá in Uruguay and TUIIO in Mexico. In addition, Santander in Colombia launched Prospera, our microfinance programme aimed at small entrepreneurs without access to formal banking and help develop their businesses in these countries.
Ü We continued to invest in the communities where we operate. Santander Universidades launched the Santander X Global Challenge | Helping People Prosper to identify startups and scaleups with innovative solutions to support SMEs in their digital transition, as well as Santander Skills | Innovation in Teaching scholarships together with Laspau (affiliated with Harvard University) aimed at university teachers. We also awarded the six best sustainable startups in the Santander X Environmental Challenge with EUR 20,000, mentoring and advisory services. These awards consist of two categories: a) Be Sustainable: for solutions that encourage green finance and investment; b) Be Mindful: for projects that help raise awareness of the importance of reducing the environmental footprint.

We also continue to be part of several sustainability indices, providing non-financial information to markets, investors and ESG analysts.

1) Aggregated data 2019-H1'21. Unaudited H1'21 monitoring data.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

à    Changes in the board
On 27 April, the board of directors appointed Mr Javier Illescas (head of corporate legal), Ms Julia Bayón (head of business legal) and Mr Adolfo Díaz-Ambrona (general secretary of Santander España) as vice secretaries of the board and its committees to assist the secretary in the performance of his duties, replacing Mr Óscar García Maceiras, who had stepped down in his position in March 2021.
à    Changes in the composition of the board committees
As of 1 April, Ms Belén Romana García was appointed as chairman of the risk supervision, regulation and compliance committee, replacing Mr Álvaro Cardoso de Souza, who left the committee.
As of 1 May, Mrs Pamela Walkden was appointed as member of the risk supervision, regulation and compliance committee.
à    Changes in the organizational structure of the Group's Senior Management
On 28 April, to further advance in the development of One Santander in the Europe region, the appointment of Mr António Simões as CEO of Santander Spain was announced, while retaining his responsibilities as regional head of Europe, and succeeding Mr Rami Aboukhair, who was appointed as Global Head of Cards and Digital Solutions, a new function to develop cards business.
As of 7 May, Ms Lindsey Argalas ceased as Head of Santander Digital and left the Group.
à    Amendments to the Bylaws
On 15 June, once they were authorized by the ECB, the amendments to the Bylaws approved by the ordinary general shareholders' meeting on 26 March 2021 (articles 18, 20, 27, 34 and a new article 34 bis) were registered in the Mercantile Registry of Cantabria, with the following purposes:
i.to give the board of directors the power to issue non-convertible debentures;
ii.to give the board of directors the power to decide on the application of compensation systems consisting of delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares when the beneficiaries of such compensation systems are not directors of Banco Santander;
iii.to give greater flexibility to process the proxies granted and votes cast from a distance by the shareholders at the general meeting, without prejudice to the board of directors being able to reduce the advance period required for receipt thereof by the Bank prior to the date on which the general meeting is scheduled to be held, giving it the same publicity as is given to the announcement of the call to meeting; and
iv.to authorize the board of directors, when so provided by applicable legal provisions, to call shareholders’ meetings to be held by remote means only, without the physical attendance of the shareholders or their representatives.
à    Amendments of the Rules and regulations of general shareholders' meeting
Likewise, on 15 June the amendments of the Rules and regulations of the general shareholders’ meeting approved by the general meeting on 26 March 2021 (articles 2, 8, 20 and 26) were registered in the Mercantile Registry of Cantabria and submitted to the National Securities Market Commission, in order to coordinate the text of the Rules and Regulations with the amendments to the Bylaws approved by the general shareholders’ meeting, as well as to introduce technical precision in the regulation of mechanisms for granting representation and issuing remote voting and some additional technical improvements.
à    Amendments of the Rules and regulations of the board
On 27 April, the board of directors approved the amendment of articles 13 and 15 of the Rules and regulations of the board to provide for the existence of more than one vice secretary. The public deed was registered in the Mercantile Registry of Cantabria on 23 June 2021 and submitted to the National Securities Market Commission.

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SANTANDER SHARE
The cash dividend of EUR 0.0275 per share against 2020 results was paid in May, the maximum allowed in accordance with the limits set by the European Central Bank recommendation of 15 December 2020.
This dividend was paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.
àShare price performance
The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI.
The global economy is experiencing a strong recovery as progress with vaccinations led to the reopening of economic activities as well as mobility.
The second quarter was marked by upward revisions to economic forecasts, as well as increasing inflation, which raised expectations of interest rate hikes and concerns about an earlier than expected reduction in Federal Reserve (Fed) stimulus. However, the Fed reaffirmed its determination to give time for the labour market to recover and not rush to raise interest rates too quickly due to inflation fears, despite the fact that some members are already starting to talk about tapering. The European Central Bank, for its part, stated that it will maintain its current pace of purchases until it considers the health crisis to be over.
European and US banks benefited from the possibility that the ECB would lift the dividend payout restriction soon, thanks to the solid recovery of the eurozone, the good results of the US banks stress tests, with capital levels "well above" the regulatory minimum, and S&P's upward revision of a significant part of European banks' outlooks.
The main global equity markets ended the first half of the year with significant gains despite the cuts in recent days due to uncertainty over the increase in covid-19 cases. Thus, the banking sector recorded an overall better performance, the DJ Stoxx Banks rose 23.8% while the MSCI World Banks rose 19.5%, compared to the Ibex 35 9.3% increase and the DJ Stoxx 50 13.0% growth. Santander also recorded a better performance and a rise of 26.9%.

Share price

START 31/12/2020	END 30/06/2021
€2.538	€3.220

Maximum 03/06/2021	Minimum 28/01/2021
€3.509	€2.375

Comparative share performance

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àMarket capitalization and trading
As at 30 June 2021, Santander was the second largest bank in the Eurozone by market capitalization and the 30th in the world among financial entities (EUR 55,828 million).
The share’s weighting in the DJ Stoxx Banks index was 7.7% and 14.0% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end-June was 11.5%.
A total of 6,861 million shares were traded in the first half for an effective value of EUR 20,529 million and a liquidity ratio of 40%.
The daily trading volume was 54.4 million shares with an effective value of EUR 163 million.

àShareholder base
The total number of Santander shareholders at 30 June 2021 was 3,879,232, of which 3,590,629 were European (75.18% of the capital stock) and 277,192 from the Americas (23.17% of the capital stock).
Excluding the board, which holds 1.05% of the Bank’s capital stock, retail shareholders account for 39.60% and institutional shareholders account for 59.35%.

Share capital distribution by geographic area
June 2021
The Americas	Europe	Other
23.17%	75.18%	1.65%

2nd	Bank in the Eurozone by market capitalization
EUR 55,828 million

The Santander share
June 2021

Shares and trading data
Shares (number)	17,340,641,302
Average daily turnover (number of shares)	54,449,270
Share liquidity (%)	40
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.81
Free float (%)	99.80

Share capital distribution by type of shareholder
June 2021

Institutions
59.35%

Board *
1.05%

Retail
39.60%

(*) Shares owned or represented by directors.

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2021 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q2'21	Q1'21	Change (%)	H1'21	H1'20	Change (%)
Fees from services	1,429	1,414	1.1	2,843	2,921	(2.7)
Wealth management and marketing of customer funds	931	852	9.3	1,783	1,708	4.4
Securities and custody	261	282	(7.4)	543	507	7.1
Net fee income	2,621	2,548	2.9	5,169	5,136	0.6

Underlying operating expenses. Consolidated
EUR million
	Q2'21	Q1'21	Change (%)	H1'21	H1'20	Change (%)
Staff costs	2,750	2,688	2.3	5,438	5,467	(0.5)
Other general administrative expenses	1,811	1,747	3.7	3,558	3,767	(5.5)
Information technology	553	495	11.7	1,048	1,021	2.6
Communications	102	97	5.2	199	246	(19.1)
Advertising	115	118	(2.5)	233	259	(10.0)
Buildings and premises	168	164	2.4	332	384	(13.5)
Printed and office material	23	19	21.1	42	54	(22.2)
Taxes (other than tax on profits)	124	140	(11.4)	264	252	4.8
Other expenses	726	714	1.7	1,440	1,551	(7.2)
Administrative expenses	4,561	4,435	2.8	8,996	9,234	(2.6)
Depreciation and amortization	698	683	2.2	1,381	1,419	(2.7)
Operating expenses	5,259	5,118	2.8	10,377	10,653	(2.6)

Operating means. Consolidated
	Employees			Branches
	Jun-21	Jun-20	Change	Jun-21	Jun-20	Change
Europe	64,306	70,848	(6,542)	3,401	4,902	(1,501)
Spain	23,689	27,261	(3,572)	1,947	3,222	(1,275)
United Kingdom	20,870	23,249	(2,379)	553	615	(62)
Portugal	6,049	6,506	(457)	418	525	(107)
Poland	9,932	10,968	(1,036)	471	529	(58)
Other	3,766	2,864	902	12	11	1
North America	41,670	38,377	3,293	1,920	2,043	(123)
US	15,610	17,299	(1,689)	544	614	(70)
Mexico	25,543	20,817	4,726	1,376	1,429	(53)
Other	517	261	256	—	—	—
South America	67,198	67,913	(715)	4,438	4,494	(56)
Brazil	45,115	44,951	164	3,590	3,585	5
Chile	10,628	11,405	(777)	332	367	(35)
Argentina	8,814	9,244	(430)	408	438	(30)
Other	2,641	2,313	328	108	104	4
Digital Consumer Bank	15,834	15,373	461	314	408	(94)
Corporate Centre	1,743	1,773	(30)
Total Group	190,751	194,284	(3,533)	10,073	11,847	(1,774)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q2'21	Q1'21	Change (%)	H1'21	H1'20	Change (%)
Non-performing loans	2,054	2,299	(10.7)	4,353	7,577	(42.5)
Country-risk	—	(1)	(100.0)	(1)	(7)	(85.7)
Recovery of written-off assets	(293)	(306)	(4.2)	(599)	(543)	10.3
Net loan-loss provisions	1,761	1,992	(11.6)	3,753	7,027	(46.6)

52	January - June 2021

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-21	Jun-20	Absolute	%	Dec-20
Commercial bills	42,529	30,354	12,175	40.1	37,459
Secured loans	522,412	508,292	14,120	2.8	503,014
Other term loans	275,974	275,779	195	0.1	269,143
Finance leases	38,054	35,401	2,653	7.5	36,251
Receivable on demand	9,995	10,194	(199)	(2.0)	7,903
Credit cards receivable	18,459	17,341	1,118	6.4	19,507
Impaired assets	32,136	31,737	399	1.3	30,815
Gross loans and advances to customers (excl. reverse repos)	939,559	909,098	30,461	3.4	904,092
Reverse repos	38,536	48,681	(10,145)	(20.8)	35,702
Gross loans and advances to customers	978,095	957,779	20,316	2.1	939,794
Loan-loss allowances	23,577	22,983	594	2.6	23,595
Loans and advances to customers	954,518	934,796	19,722	2.1	916,199

Total funds. Consolidated
EUR million
			Change
	Jun-21	Jun-20	Absolute	%	Dec-20
Demand deposits	685,086	618,832	66,254	10.7	642,897
Time deposits	169,491	187,518	(18,027)	(9.6)	171,939
Mutual funds	182,491	152,040	30,451	20.0	164,802
Customer funds	1,037,068	958,390	78,678	8.2	979,638
Pension funds	15,858	15,086	772	5.1	15,577
Managed portfolios	29,493	26,038	3,455	13.3	26,438
Repos	39,550	40,482	(932)	(2.3)	34,474
Total funds	1,121,969	1,039,996	81,973	7.9	1,056,127

Eligible capital (phased in) [1]. Consolidated
EUR million
			Change
	Jun-21	Jun-20	Absolute	%	Dec-20
Capital stock and reserves	115,678	125,322	(9,644)	(7.7)	125,449
Attributable profit	3,675	(10,798)	14,474	—	(8,771)
Dividends	(2,102)	—	(2,102)	—	(478)
Other retained earnings	(34,048)	(33,167)	(881)	2.7	(35,345)
Minority interests	6,347	6,639	(292)	(4.4)	6,669
Goodwill and intangible assets	(15,823)	(16,952)	1,128	(6.7)	(15,711)
Other deductions	(2,862)	(3,851)	989	(25.7)	(2,415)
Core CET1	70,864	67,192	3,672	5.5	69,399
Preferred shares and other eligible T1	9,109	9,284	(175)	(1.9)	9,102
Tier 1	79,973	76,476	3,497	4.6	78,501
Generic funds and eligible T2 instruments	12,567	11,361	1,206	10.6	12,514
Eligible capital	92,539	87,837	4,703	5.4	91,015
Risk-weighted assets	584,999	567,446	17,553	3.1	562,580

CET1 capital ratio	12.11	11.84	0.27		12.34
T1 capital ratio	13.67	13.48	0.19		13.95
Total capital ratio	15.82	15.48	0.34		16.18
(1) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

January - June 2021	53

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Financial information by segment

EUROPE						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	2,751	4.0	3.5	5,396	14.6	14.8
Net fee income	1,086	1.3	1.1	2,157	4.2	4.6
Gains (losses) on financial transactions (1)	84	(78.0)	(77.7)	468	27.3	29.0
Other operating income	21	(56.5)	(57.6)	71	—	—
Total income	3,942	(5.0)	(5.3)	8,091	13.7	14.0
Administrative expenses and amortizations	(2,072)	—	(0.5)	(4,144)	(1.7)	(1.5)
Net operating income	1,870	(10.0)	(10.2)	3,947	36.0	36.6
Net loan-loss provisions	(606)	1.8	1.7	(1,202)	(28.5)	(28.4)
Other gains (losses) and provisions	(344)	37.2	38.7	(595)	41.3	42.3
Profit before tax	919	(25.3)	(25.8)	2,150	169.1	171.6
Tax on profit	(303)	(24.7)	(25.6)	(705)	198.2	200.6
Profit from continuing operations	616	(25.6)	(25.9)	1,445	156.9	159.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	616	(25.6)	(25.9)	1,445	156.9	159.4
Non-controlling interests	(17)	586.1	720.1	(20)	(41.1)	(39.5)
Underlying attributable profit to the parent	599	(27.5)	(27.8)	1,426	169.6	171.9

Balance sheet
Loans and advances to customers	584,804	0.5	0.7	584,804	1.9	(0.5)
Cash, central banks and credit institutions	243,814	0.1	0.3	243,814	(1.8)	(2.8)
Debt instruments	77,472	1.3	1.0	77,472	(10.4)	(11.2)
Other financial assets	49,395	3.4	3.4	49,395	(8.9)	(9.0)
Other asset accounts	32,651	(3.7)	(3.6)	32,651	(19.0)	(20.0)
Total assets	988,136	0.5	0.6	988,136	(1.5)	(3.2)
Customer deposits	599,463	0.4	0.6	599,463	5.0	2.7
Central banks and credit institutions	197,256	3.5	3.7	197,256	(7.7)	(7.9)
Marketable debt securities	79,019	(10.3)	(9.9)	79,019	(14.4)	(17.5)
Other financial liabilities	54,859	8.5	8.6	54,859	(21.6)	(21.8)
Other liabilities accounts	11,966	(8.0)	(8.1)	11,966	(9.9)	(11.6)
Total liabilities	942,563	0.4	0.5	942,563	(1.8)	(3.5)
Total equity	45,573	2.3	2.3	45,573	5.5	3.8

Memorandum items:
Gross loans and advances to customers (2)	562,209	0.7	0.9	562,209	3.6	1.3
Customer funds	681,433	1.0	1.1	681,433	7.6	5.7
Customer deposits (3)	578,759	0.5	0.7	578,759	5.3	3.1
Mutual funds	102,675	3.8	3.7	102,675	23.0	22.5

Ratios (%), operating means and customers
Underlying RoTE	5.96	(2.56)		7.24	4.53
Efficiency ratio	52.6	2.6		51.2	(8.0)
NPL ratio	3.30	0.04		3.30	(0.10)
Total coverage ratio	48.36	(1.6)		48.4	1.8
Number of employees	64,306	(4.3)		64,306	(9.2)
Number of branches	3,401	(17.2)		3,401	(30.6)
Number of loyal customers (thousands)	10,179	1.1		10,179	3.5
Number of digital customers (thousands)	15,686	0.4		15,686	6.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

54	January - June 2021

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Financial information by segment

Spain				Q
EUR million
		/ Q1'21		/ H1'20
Underlying income statement	Q2'21%		H1'21%
Net interest income	1,015	(0.5)	2,034	9.6
Net fee income	617	5.0	1,204	2.2
Gains (losses) on financial transactions (1)	123	(6.9)	256	(37.1)
Other operating income	(62)	—	(16)	(82.0)
Total income	1,693	(5.1)	3,478	3.8
Administrative expenses and amortizations	(852)	(1.8)	(1,719)	(6.6)
Net operating income	842	(8.3)	1,759	16.6
Net loan-loss provisions	(492)	9.6	(941)	—
Other gains (losses) and provisions	(147)	14.0	(276)	26.3
Profit before tax	202	(40.4)	542	55.1
Tax on profit	(55)	(43.3)	(152)	53.3
Profit from continuing operations	147	(39.3)	390	55.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	147	(39.3)	390	55.8
Non-controlling interests	—	36.2	—	34.2
Underlying attributable profit to the parent	147	(39.2)	390	55.8

Balance sheet
Loans and advances to customers	192,716	0.9	192,716	(2.4)
Cash, central banks and credit institutions	128,622	4.2	128,622	18.7
Debt instruments	18,864	1.7	18,864	(24.8)
Other financial assets	2,496	2.8	2,496	50.3
Other asset accounts	17,595	(12.0)	17,595	(24.2)
Total assets	360,293	1.4	360,293	1.3
Customer deposits	253,301	1.6	253,301	2.1
Central banks and credit institutions	50,243	(2.5)	50,243	7.0
Marketable debt securities	26,660	(2.0)	26,660	(2.6)
Other financial liabilities	10,793	47.3	10,793	(12.7)
Other liabilities accounts	3,848	(18.0)	3,848	(25.4)
Total liabilities	344,845	1.4	344,845	1.5
Total equity	15,448	0.1	15,448	(2.6)

Memorandum items:
Gross loans and advances to customers (2)	199,041	0.8	199,041	(2.3)
Customer funds	329,525	2.2	329,525	5.7
Customer deposits (3)	253,301	1.6	253,301	2.1
Mutual funds	76,224	4.3	76,224	19.5

Ratios (%), operating means and customers
Underlying RoTE	3.93	(2.57)	5.21	1.97
Efficiency ratio	50.3	1.7	49.4	(5.5)
NPL ratio	6.22	0.04	6.22	(0.33)
Total coverage ratio	46.0	(1.2)	46.0	2.7
Number of employees	23,689	(7.0)	23,689	(13.1)
Number of branches	1,947	(25.2)	1,947	(39.6)
Number of loyal customers (thousands)	2,758	2.3	2,758	8.5
Number of digital customers (thousands)	5,302	0.2	5,302	4.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	55

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,100	9.9	8.5	2,100	30.0	29.0
Net fee income	117	(2.4)	(3.7)	238	(16.3)	(16.9)
Gains (losses) on financial transactions (1)	(4)	(67.8)	(68.7)	(16)	668.6	663.0
Other operating income	(2)	—	—	1	220.3	217.9
Total income	1,211	9.0	7.6	2,322	22.4	21.5
Administrative expenses and amortizations	(648)	(0.7)	(2.0)	(1,299)	(1.4)	(2.1)
Net operating income	563	22.6	21.2	1,023	76.3	75.0
Net loan-loss provisions	86	—	—	68	—	—
Other gains (losses) and provisions	(63)	101.9	99.9	(94)	22.8	21.9
Profit before tax	587	43.1	41.5	997	865.0	858.0
Tax on profit	(188)	61.4	59.7	(304)	837.3	830.5
Profit from continuing operations	399	35.9	34.3	693	877.7	870.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	399	35.9	34.3	693	877.7	870.5
Non-controlling interests	—	—	—	—	(100.0)	(100.0)
Underlying attributable profit to the parent	399	35.9	34.3	693	877.7	870.5

Balance sheet
Loans and advances to customers	261,139	(0.3)	0.5	261,139	4.9	(1.0)
Cash, central banks and credit institutions	62,751	(5.1)	(4.3)	62,751	31.1	23.7
Debt instruments	8,292	(10.2)	(9.5)	8,292	(51.2)	(54.0)
Other financial assets	913	14.7	15.6	913	(37.9)	(41.4)
Other asset accounts	7,517	10.8	11.6	7,517	(21.4)	(25.8)
Total assets	340,612	(1.2)	(0.5)	340,612	4.8	(1.1)
Customer deposits	243,617	0.9	1.7	243,617	8.6	2.5
Central banks and credit institutions	30,603	5.6	6.4	30,603	48.0	39.6
Marketable debt securities	44,507	(15.4)	(14.8)	44,507	(23.7)	(28.0)
Other financial liabilities	2,691	(14.7)	(14.1)	2,691	(5.8)	(11.1)
Other liabilities accounts	3,696	(1.0)	(0.2)	3,696	(17.7)	(22.4)
Total liabilities	325,114	(1.5)	(0.7)	325,114	4.7	(1.2)
Total equity	15,498	4.3	5.1	15,498	8.3	2.2

Memorandum items:
Gross loans and advances to customers (2)	242,616	(0.7)	0.1	242,616	7.2	1.2
Customer funds	235,803	0.1	0.9	235,803	11.1	4.9
Customer deposits (3)	227,212	—	0.8	227,212	11.0	4.7
Mutual funds	8,591	2.9	3.7	8,591	16.2	9.6

Ratios (%), operating means and customers
Underlying RoTE	12.09	2.87		10.65	9.59
Efficiency ratio	53.5	(5.2)		56.0	(13.5)
NPL ratio	1.30	(0.05)		1.30	0.20
Total coverage ratio	37.4	(3.1)		37.4	(5.4)
Number of employees	20,870	(3.3)		20,870	(10.2)
Number of branches	553	(2.0)		553	(10.1)
Number of loyal customers (thousands)	4,420	0.2		4,420	(1.4)
Number of digital customers (thousands)	6,396	0.1		6,396	5.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

56	January - June 2021

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Financial information by segment

Portugal				Q
EUR million
		/ Q1'21		/ H1'20
Underlying income statement	Q2'21%		H1'21%
Net interest income	192	(0.5)	384	(3.8)
Net fee income	110	11.5	210	9.7
Gains (losses) on financial transactions (1)	6	(96.2)	153	68.5
Other operating income	(5)	(58.1)	(17)	24.2
Total income	303	(29.1)	730	9.3
Administrative expenses and amortizations	(143)	(2.0)	(289)	(2.4)
Net operating income	160	(43.2)	441	18.6
Net loan-loss provisions	(35)	0.4	(69)	(33.5)
Other gains (losses) and provisions	(11)	(13.4)	(24)	(34.5)
Profit before tax	114	(51.3)	347	50.8
Tax on profit	(35)	(51.2)	(108)	53.4
Profit from continuing operations	78	(51.4)	239	49.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	78	(51.4)	239	49.6
Non-controlling interests	—	29.0	—	29.2
Underlying attributable profit to the parent	78	(51.4)	239	49.7

Balance sheet
Loans and advances to customers	38,785	1.4	38,785	4.6
Cash, central banks and credit institutions	8,725	14.4	8,725	(0.5)
Debt instruments	9,026	(3.2)	9,026	(23.4)
Other financial assets	1,453	(0.8)	1,453	(5.0)
Other asset accounts	1,382	(7.1)	1,382	(16.7)
Total assets	59,371	2.1	59,371	(2.4)
Customer deposits	41,452	3.4	41,452	3.5
Central banks and credit institutions	9,490	(1.1)	9,490	(18.1)
Marketable debt securities	2,483	(0.7)	2,483	(24.0)
Other financial liabilities	219	3.4	219	(14.6)
Other liabilities accounts	1,693	(4.3)	1,693	(5.1)
Total liabilities	55,336	2.2	55,336	(2.8)
Total equity	4,035	0.8	4,035	3.7

Memorandum items:
Gross loans and advances to customers (2)	39,850	1.5	39,850	4.6
Customer funds	45,392	3.9	45,392	5.8
Customer deposits (3)	41,452	3.4	41,452	3.5
Mutual funds	3,940	9.3	3,940	36.6

Ratios (%), operating means and customers
Underlying RoTE	7.87	(8.07)	11.92	3.40
Efficiency ratio	47.2	13.1	39.6	(4.7)
NPL ratio	3.71	(0.13)	3.71	(0.72)
Total coverage ratio	73.0	3.8	73.0	12.1
Number of employees	6,049	(3.1)	6,049	(7.0)
Number of branches	418	(4.6)	418	(20.4)
Number of loyal customers (thousands)	834	2.2	834	6.5
Number of digital customers (thousands)	981	1.1	981	13.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	57

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Financial information by segment

Poland						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	250	4.1	3.7	490	(10.5)	(7.9)
Net fee income	126	(0.2)	(0.6)	253	15.1	18.4
Gains (losses) on financial transactions (1)	21	5.1	4.8	41	39.2	43.2
Other operating income	20	—	—	(10)	(81.6)	(81.0)
Total income	417	17.0	16.7	774	4.3	7.3
Administrative expenses and amortizations	(163)	3.3	2.9	(321)	2.1	5.1
Net operating income	254	28.0	27.6	453	5.9	8.9
Net loan-loss provisions	(45)	(33.3)	(33.6)	(113)	(38.3)	(36.6)
Other gains (losses) and provisions	(126)	73.8	73.3	(198)	159.6	167.1
Profit before tax	83	42.7	42.2	141	(15.7)	(13.2)
Tax on profit	(34)	4.1	3.7	(67)	8.8	11.9
Profit from continuing operations	49	91.8	91.3	75	(29.7)	(27.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	49	91.8	91.3	75	(29.7)	(27.7)
Non-controlling interests	(15)	206.5	205.7	(20)	(38.0)	(36.2)
Underlying attributable profit to the parent	34	63.8	63.3	54	(26.0)	(23.9)

Balance sheet
Loans and advances to customers	28,891	2.5	(0.1)	28,891	(1.0)	0.7
Cash, central banks and credit institutions	1,889	(49.1)	(50.4)	1,889	(37.1)	(36.1)
Debt instruments	15,171	7.4	4.7	15,171	25.1	27.2
Other financial assets	778	(21.7)	(23.7)	778	52.1	54.7
Other asset accounts	1,287	(2.5)	(4.9)	1,287	(5.8)	(4.2)
Total assets	48,016	(0.7)	(3.2)	48,016	3.9	5.7
Customer deposits	36,015	(0.7)	(3.2)	36,015	4.9	6.7
Central banks and credit institutions	2,276	(12.3)	(14.5)	2,276	(21.4)	(20.1)
Marketable debt securities	2,464	6.4	3.8	2,464	19.8	21.8
Other financial liabilities	844	(8.9)	(11.2)	844	24.2	26.3
Other liabilities accounts	1,240	5.1	2.5	1,240	4.9	6.7
Total liabilities	42,839	(1.0)	(3.5)	42,839	4.2	5.9
Total equity	5,177	2.2	(0.3)	5,177	2.2	3.9

Memorandum items:
Gross loans and advances to customers (2)	29,884	2.2	(0.3)	29,884	(0.9)	0.8
Customer funds	40,764	0.3	(2.2)	40,764	8.3	10.2
Customer deposits (3)	36,015	(0.7)	(3.2)	36,015	5.0	6.8
Mutual funds	4,749	8.2	5.6	4,749	43.0	45.5

Ratios (%), operating means and customers
Underlying RoTE	4.10	1.56		3.33	(1.30)
Efficiency ratio	39.1	(5.2)		41.5	(0.9)
NPL ratio	4.58	(0.24)		4.58	0.01
Total coverage ratio	72.4	2.2		72.4	3.4
Number of employees	9,932	(3.6)		9,932	(9.4)
Number of branches	471	(3.9)		471	(11.0)
Number of loyal customers (thousands)	2,166	0.8		2,166	6.9
Number of digital customers (thousands)	2,850	1.3		2,850	8.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

58	January - June 2021

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Financial information by segment

Other Europe
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	195	1.4	1.7	387	33.9	36.4
Net fee income	115	(17.0)	(17.3)	253	27.9	30.9
Gains (losses) on financial transactions (1)	(62)	—	—	34	—	—
Other operating income	70	62.3	59.7	113	(11.8)	(12.7)
Total income	318	(32.3)	(32.1)	787	71.9	76.7
Administrative expenses and amortizations	(267)	7.2	6.5	(515)	15.8	17.9
Net operating income	51	(76.8)	(76.0)	272	—	—
Net loan-loss provisions	(121)	367.6	361.4	(146)	184.5	182.9
Other gains (losses) and provisions	2	—	—	(3)	(76.2)	(73.0)
Profit before tax	(67)	—	—	122	—	—
Tax on profit	9	—	—	(74)	—	—
Profit from continuing operations	(58)	—	—	48	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(58)	—	—	48	—	—
Non-controlling interests	(2)	—	—	1	—	—
Underlying attributable profit to the parent	(60)	—	—	49	—	—

Balance sheet
Loans and advances to customers	63,273	1.1	1.3	63,273	3.1	4.1
Cash, central banks and credit institutions	41,828	(2.1)	(1.9)	41,828	(47.8)	(47.7)
Debt instruments	26,119	3.5	3.6	26,119	27.6	27.8
Other financial assets	43,755	4.0	4.0	43,755	(10.8)	(10.7)
Other asset accounts	4,870	13.4	13.7	4,870	7.5	9.2
Total assets	179,845	1.7	1.8	179,845	(16.6)	(16.2)
Customer deposits	25,078	(15.8)	(15.7)	25,078	4.1	4.6
Central banks and credit institutions	104,644	6.9	7.0	104,644	(20.5)	(20.1)
Marketable debt securities	2,905	(15.3)	(15.3)	2,905	132.4	132.4
Other financial liabilities	40,313	3.6	3.6	40,313	(25.1)	(25.1)
Other liabilities accounts	1,489	(9.3)	(9.3)	1,489	123.5	123.9
Total liabilities	174,429	1.6	1.7	174,429	(17.5)	(17.2)
Total equity	5,416	4.2	4.5	5,416	33.7	35.8

Memorandum items:
Gross loans and advances to customers (2)	50,818	5.5	5.7	50,818	14.4	15.8
Customer funds	29,949	(7.7)	(7.7)	29,949	5.0	5.5
Customer deposits (3)	20,779	(9.4)	(9.3)	20,779	(7.4)	(6.9)
Mutual funds	9,170	(3.7)	(3.7)	9,170	50.7	50.7

Resources
Number of employees	3,766	5.0		3,766	31.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	59

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	2,010	0.3	(0.2)	4,015	(7.5)	(0.8)
Net fee income	410	(9.2)	(9.8)	861	(1.0)	5.3
Gains (losses) on financial transactions (1)	32	(67.5)	(67.8)	130	(36.9)	(33.2)
Other operating income	267	24.4	24.8	482	103.4	124.8
Total income	2,719	(1.8)	(2.2)	5,487	(2.9)	4.0
Administrative expenses and amortizations	(1,194)	3.9	3.5	(2,343)	(0.4)	6.7
Net operating income	1,525	(5.8)	(6.3)	3,145	(4.7)	2.1
Net loan-loss provisions	(195)	(50.4)	(51.1)	(588)	(75.2)	(73.2)
Other gains (losses) and provisions	8	—	—	(12)	(76.8)	(75.1)
Profit before tax	1,338	10.9	10.6	2,545	189.7	204.6
Tax on profit	(324)	9.3	9.0	(621)	260.3	275.9
Profit from continuing operations	1,014	11.4	11.1	1,924	172.4	187.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,014	11.4	11.1	1,924	172.4	187.0
Non-controlling interests	(159)	16.6	16.5	(296)	227.1	250.1
Underlying attributable profit to the parent	854	10.5	10.2	1,628	164.4	177.9

Balance sheet
Loans and advances to customers	126,360	3.0	3.3	126,360	(5.2)	(3.7)
Cash, central banks and credit institutions	37,075	18.0	18.2	37,075	19.6	18.8
Debt instruments	35,512	(8.2)	(8.8)	35,512	(5.0)	(8.2)
Other financial assets	10,863	(10.0)	(10.8)	10,863	(46.4)	(49.1)
Other asset accounts	20,952	(3.6)	(3.1)	20,952	(5.0)	(2.1)
Total assets	230,762	1.8	1.9	230,762	(5.4)	(5.3)
Customer deposits	115,106	(4.1)	(4.0)	115,106	1.4	1.8
Central banks and credit institutions	30,638	33.5	32.7	30,638	(13.7)	(14.6)
Marketable debt securities	38,288	0.3	0.8	38,288	(11.4)	(9.1)
Other financial liabilities	14,205	3.2	2.2	14,205	(33.7)	(37.1)
Other liabilities accounts	6,014	2.3	2.2	6,014	(8.8)	(9.7)
Total liabilities	204,250	1.7	1.8	204,250	(7.2)	(7.3)
Total equity	26,512	2.9	3.3	26,512	11.3	12.9

Memorandum items:
Gross loans and advances to customers (2)	125,635	2.3	2.6	125,635	(4.2)	(2.7)
Customer funds	130,087	2.2	2.4	130,087	4.2	4.7
Customer deposits (3)	105,171	0.6	0.8	105,171	0.4	1.4
Mutual funds	24,916	9.8	9.5	24,916	24.1	21.5

Ratios (%), operating means and customers
Underlying RoTE	14.83	0.52		14.64	8.81
Efficiency ratio	43.9	2.4		42.7	1.1
NPL ratio	2.28	(0.10)		2.28	0.56
Total coverage ratio	152.3	(1.1)		152.3	(54.2)
Number of employees	41,670	4.9		41,670	8.6
Number of branches	1,920	(1.4)		1,920	(6.0)
Number of loyal customers (thousands)	4,089	1.4		4,089	11.1
Number of digital customers (thousands)	6,303	(0.1)		6,303	9.6
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

60	January - June 2021

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Financial information by segment

United States						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,326	(0.8)	(0.7)	2,663	(7.9)	0.8
Net fee income	191	(20.5)	(20.4)	432	(7.0)	1.7
Gains (losses) on financial transactions (1)	20	(71.2)	(71.2)	90	(6.4)	2.4
Other operating income	298	17.3	17.4	551	98.4	117.0
Total income	1,835	(3.5)	(3.4)	3,737	0.2	9.6
Administrative expenses and amortizations	(783)	4.8	4.9	(1,531)	(3.4)	5.7
Net operating income	1,052	(8.8)	(8.7)	2,206	2.9	12.5
Net loan-loss provisions	9	—	—	(156)	(91.3)	(90.5)
Other gains (losses) and provisions	15	—	—	—	—	—
Profit before tax	1,076	10.5	10.6	2,050	572.8	635.9
Tax on profit	(259)	10.2	10.3	(493)	—	—
Profit from continuing operations	817	10.6	10.7	1,556	478.3	532.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	817	10.6	10.7	1,556	478.3	532.5
Non-controlling interests	(143)	16.9	17.0	(266)	356.4	399.2
Underlying attributable profit to the parent	674	9.4	9.5	1,291	511.9	569.3

Balance sheet
Loans and advances to customers	93,724	2.1	3.2	93,724	(8.8)	(3.9)
Cash, central banks and credit institutions	25,444	19.9	21.2	25,444	32.4	39.5
Debt instruments	15,922	5.1	6.1	15,922	(0.5)	4.8
Other financial assets	3,576	(0.2)	0.8	3,576	(44.8)	(41.8)
Other asset accounts	17,257	(3.4)	(2.4)	17,257	(8.0)	(3.0)
Total assets	155,923	4.2	5.3	155,923	(4.5)	0.7
Customer deposits	79,384	(5.1)	(4.1)	79,384	1.9	7.3
Central banks and credit institutions	17,363	102.3	104.3	17,363	(17.3)	(12.8)
Marketable debt securities	32,123	1.8	2.9	32,123	(10.6)	(5.8)
Other financial liabilities	3,898	5.9	7.0	3,898	(40.8)	(37.6)
Other liabilities accounts	3,880	11.7	12.8	3,880	(1.3)	4.0
Total liabilities	136,648	4.4	5.4	136,648	(6.0)	(0.9)
Total equity	19,275	3.2	4.3	19,275	8.2	14.0

Memorandum items:
Gross loans and advances to customers (2)	93,519	2.3	3.3	93,519	(7.2)	(2.3)
Customer funds	87,206	2.0	3.0	87,206	0.6	6.0
Customer deposits (3)	74,058	(0.1)	1.0	74,058	(2.8)	2.4
Mutual funds	13,148	15.3	16.5	13,148	25.2	31.9

Ratios (%), operating means and customers
Underlying RoTE	16.18	0.62		15.89	13.22
Efficiency ratio	42.7	3.4		41.0	(1.5)
NPL ratio	2.00	(0.11)		2.00	0.51
Total coverage ratio	185.7	2.5		185.7	(67.4)
Number of employees	15,610	(2.4)		15,610	(9.8)
Number of branches	544	(4.7)		544	(11.4)
Number of loyal customers (thousands)	378	(0.7)		378	2.6
Number of digital customers (thousands)	1,026	(1.8)		1,026	(2.5)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	61

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Financial information by segment

Mexico						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	684	2.5	0.9	1,352	(6.7)	(3.9)
Net fee income	210	3.3	1.7	414	4.7	7.9
Gains (losses) on financial transactions (1)	12	(58.0)	(59.1)	40	(63.9)	(62.9)
Other operating income	(28)	(17.8)	(19.3)	(63)	48.6	53.0
Total income	878	1.6	(0.1)	1,743	(8.8)	(6.1)
Administrative expenses and amortizations	(379)	1.7	—	(752)	(0.5)	2.5
Net operating income	499	1.5	(0.2)	991	(14.3)	(11.7)
Net loan-loss provisions	(204)	(10.3)	(11.8)	(432)	(23.5)	(21.2)
Other gains (losses) and provisions	(6)	20.4	18.6	(11)	(19.1)	(16.6)
Profit before tax	289	11.5	9.7	548	(5.2)	(2.4)
Tax on profit	(68)	7.5	5.8	(130)	(6.8)	(3.9)
Profit from continuing operations	221	12.7	11.0	417	(4.7)	(1.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	221	12.7	11.0	417	(4.7)	(1.8)
Non-controlling interests	(16)	13.1	11.4	(31)	(5.6)	(2.8)
Underlying attributable profit to the parent	205	12.7	11.0	387	(4.6)	(1.8)

Balance sheet
Loans and advances to customers	32,618	5.5	3.8	32,618	6.7	(3.1)
Cash, central banks and credit institutions	11,418	14.4	12.5	11,418	(2.5)	(11.4)
Debt instruments	19,590	(16.8)	(18.1)	19,590	(8.3)	(16.7)
Other financial assets	7,285	(14.2)	(15.6)	7,285	(46.9)	(51.8)
Other asset accounts	3,429	(5.2)	(6.7)	3,429	10.8	0.7
Total assets	74,340	(2.9)	(4.5)	74,340	(7.6)	(16.1)
Customer deposits	35,712	(2.0)	(3.6)	35,712	0.5	(8.6)
Central banks and credit institutions	13,258	(7.6)	(9.1)	13,258	(8.6)	(16.9)
Marketable debt securities	6,165	(7.3)	(8.8)	6,165	(15.6)	(23.3)
Other financial liabilities	10,260	2.0	0.4	10,260	(30.7)	(37.1)
Other liabilities accounts	2,111	(11.6)	(13.1)	2,111	(20.3)	(27.6)
Total liabilities	67,507	(3.4)	(5.0)	67,507	(9.7)	(18.0)
Total equity	6,834	2.8	1.1	6,834	20.0	9.1

Memorandum items:
Gross loans and advances to customers (2)	32,097	2.1	0.4	32,097	5.8	(3.8)
Customer funds	42,870	2.7	1.0	42,870	12.6	2.3
Customer deposits (3)	31,103	2.1	0.4	31,103	9.1	(0.9)
Mutual funds	11,767	4.3	2.6	11,767	23.0	11.7

Ratios (%), operating means and customers
Underlying RoTE	13.92	1.19		13.32	(2.14)
Efficiency ratio	43.2	—		43.1	3.6
NPL ratio	3.10	(0.10)		3.10	0.60
Total coverage ratio	90.6	(5.0)		90.6	(24.3)
Number of employees	25,543	9.7		25,543	22.7
Number of branches	1,376	—		1,376	(3.7)
Number of loyal customers (thousands)	3,712	1.7		3,712	12.0
Number of digital customers (thousands)	5,120	0.2		5,120	11.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - June 2021

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Financial information by segment

Other North America
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	—	55.6	55.6	—	(44.5)	(44.5)
Net fee income	8	17.6	17.6	14	61.6	61.6
Gains (losses) on financial transactions (1)	—	—	—	—	—	—
Other operating income	(2)	(48.7)	(48.7)	(7)	—	—
Total income	5	156.4	156.4	7	(24.3)	(24.3)
Administrative expenses and amortizations	(32)	12.8	12.8	(59)	397.8	397.8
Net operating income	(26)	1.2	1.2	(52)	—	—
Net loan-loss provisions	—	(99.4)	(99.4)	—	(71.9)	(71.9)
Other gains (losses) and provisions	—	224.9	224.9	(1)	(65.5)	(65.5)
Profit before tax	(27)	2.4	2.4	(53)	—	—
Tax on profit	2	119.7	119.7	3	(10.8)	(10.8)
Profit from continuing operations	(25)	(1.6)	(1.6)	(50)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(25)	(1.6)	(1.6)	(50)	—	—
Non-controlling interests	—	(62.1)	(62.1)	—	70.4	70.4
Underlying attributable profit to the parent	(25)	(1.1)	(1.1)	(50)	—	—

Balance sheet
Loans and advances to customers	18	14.2	14.2	18	111.6	111.6
Cash, central banks and credit institutions	214	(2.8)	(2.8)	214	228.2	228.2
Debt instruments	—	—	—	—	(100.0)	(100.0)
Other financial assets	1	8.4	8.4	1	(98.1)	(98.1)
Other asset accounts	266	4.1	4.1	266	27.7	27.7
Total assets	499	1.4	1.4	499	39.5	39.5
Customer deposits	10	(12.6)	(12.6)	10	(8.8)	(8.8)
Central banks and credit institutions	16	259.9	259.9	16	34.4	34.4
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	46	69.1	69.1	46	133.2	133.2
Other liabilities accounts	23	33.6	33.6	23	43.4	43.4
Total liabilities	95	57.3	57.3	95	61.6	61.6
Total equity	404	(6.5)	(6.5)	404	35.1	35.1

Memorandum items:
Gross loans and advances to customers (2)	19	10.6	10.6	19	116.4	116.4
Customer funds	10	(12.6)	(12.6)	10	(8.8)	(8.8)
Customer deposits (3)	10	(12.6)	(12.6)	10	(8.8)	(8.8)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	517	13.4		517	98.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	63

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	2,760	7.2	5.3	5,334	(5.9)	11.1
Net fee income	928	10.2	8.2	1,770	(4.7)	13.9
Gains (losses) on financial transactions (1)	177	(13.6)	(14.2)	383	(11.1)	2.3
Other operating income	(92)	11.4	16.6	(175)	87.0	135.3
Total income	3,772	6.6	4.6	7,311	(7.0)	9.8
Administrative expenses and amortizations	(1,299)	6.6	5.7	(2,518)	(9.2)	7.3
Net operating income	2,473	6.6	4.1	4,793	(5.8)	11.2
Net loan-loss provisions	(809)	18.4	15.4	(1,492)	(38.7)	(27.8)
Other gains (losses) and provisions	(55)	(58.1)	(58.2)	(188)	(4.0)	18.8
Profit before tax	1,609	6.9	4.3	3,113	26.5	49.3
Tax on profit	(595)	(0.7)	(3.8)	(1,194)	35.1	61.2
Profit from continuing operations	1,014	12.0	9.7	1,919	21.7	42.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,014	12.0	9.7	1,919	21.7	42.7
Non-controlling interests	(143)	7.9	5.6	(275)	41.2	54.6
Underlying attributable profit to the parent	871	12.7	10.4	1,645	19.0	40.9

Balance sheet
Loans and advances to customers	124,784	8.0	2.5	124,784	12.4	9.6
Cash, central banks and credit institutions	50,441	14.5	6.6	50,441	13.2	11.9
Debt instruments	49,949	3.9	(3.9)	49,949	10.4	8.4
Other financial assets	12,455	(13.5)	(16.5)	12,455	(40.0)	(43.2)
Other asset accounts	16,244	8.2	1.0	16,244	(3.3)	(5.6)
Total assets	253,874	7.1	0.7	253,874	6.5	4.0
Customer deposits	124,500	11.6	5.3	124,500	10.6	9.1
Central banks and credit institutions	44,735	(1.9)	(8.2)	44,735	5.5	2.6
Marketable debt securities	22,965	9.5	4.0	22,965	(4.2)	(8.6)
Other financial liabilities	31,731	0.7	(6.1)	31,731	(1.5)	(5.6)
Other liabilities accounts	9,148	21.7	13.7	9,148	11.2	8.7
Total liabilities	233,080	7.3	0.9	233,080	6.2	3.7
Total equity	20,794	4.6	(1.5)	20,794	9.9	7.7

Memorandum items:
Gross loans and advances to customers (2)	130,052	7.9	2.4	130,052	12.4	9.5
Customer funds	168,336	12.0	5.3	168,336	12.3	10.4
Customer deposits (3)	115,589	12.1	6.2	115,589	13.3	12.2
Mutual funds	52,747	11.7	3.3	52,747	10.0	6.7

Ratios (%), operating means and customers
Underlying RoTE	21.12	1.79		20.29	3.88
Efficiency ratio	34.4	—		34.4	(0.8)
NPL ratio	4.36	0.06		4.36	(0.37)
Total coverage ratio	98.1	(0.3)		98.1	5.2
Number of employees	67,198	2.3		67,198	(1.1)
Number of branches	4,438	(0.1)		4,438	(1.2)
Number of loyal customers (thousands)	9,612	6.2		9,612	23.8
Number of digital customers (thousands)	22,670	4.8		22,670	20.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - June 2021

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Financial information by segment

Brazil						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,919	7.8	4.1	3,700	(9.4)	9.8
Net fee income	698	10.5	6.7	1,330	(10.3)	8.7
Gains (losses) on financial transactions (1)	78	(38.2)	(41.1)	205	(21.2)	(4.5)
Other operating income	(14)	(20.5)	(23.7)	(32)	(17.9)	(0.4)
Total income	2,682	6.4	2.7	5,203	(10.1)	9.0
Administrative expenses and amortizations	(779)	7.9	4.2	(1,502)	(18.3)	(1.0)
Net operating income	1,902	5.8	2.1	3,701	(6.3)	13.6
Net loan-loss provisions	(674)	22.8	18.8	(1,222)	(36.0)	(22.4)
Other gains (losses) and provisions	(28)	(70.5)	(72.8)	(124)	(21.6)	(4.9)
Profit before tax	1,200	4.0	0.4	2,354	25.1	51.7
Tax on profit	(516)	(2.6)	(6.1)	(1,046)	34.6	63.2
Profit from continuing operations	684	9.6	5.8	1,308	18.4	43.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	684	9.6	5.8	1,308	18.4	43.6
Non-controlling interests	(65)	3.9	0.3	(128)	16.7	41.5
Underlying attributable profit to the parent	619	10.2	6.5	1,180	18.6	43.8

Balance sheet
Loans and advances to customers	73,684	15.2	3.3	73,684	19.7	15.4
Cash, central banks and credit institutions	32,634	5.0	(5.9)	32,634	9.5	5.6
Debt instruments	37,664	4.2	(6.6)	37,664	5.6	1.9
Other financial assets	5,958	(1.7)	(11.9)	5,958	(17.1)	(20.1)
Other asset accounts	11,728	14.4	2.5	11,728	(1.8)	(5.3)
Total assets	161,670	9.6	(1.8)	161,670	10.6	6.6
Customer deposits	76,611	14.7	2.8	76,611	10.7	6.7
Central banks and credit institutions	28,827	(4.6)	(14.5)	28,827	9.3	5.4
Marketable debt securities	13,558	17.8	5.5	13,558	(4.6)	(8.0)
Other financial liabilities	22,434	3.2	(7.5)	22,434	24.9	20.4
Other liabilities accounts	6,643	31.6	17.9	6,643	5.7	2.0
Total liabilities	148,072	9.4	(1.9)	148,072	10.5	6.5
Total equity	13,597	11.8	0.2	13,597	12.1	8.1

Memorandum items:
Gross loans and advances to customers (2)	77,341	15.1	3.2	77,341	19.2	15.0
Customer funds	109,299	15.9	3.8	109,299	12.0	8.0
Customer deposits (3)	67,735	16.0	3.9	67,735	15.3	11.2
Mutual funds	41,563	15.6	3.6	41,563	7.0	3.1

Ratios (%), operating means and customers
Underlying RoTE	22.73	1.30		22.12	5.00
Efficiency ratio	29.1	0.4		28.9	(2.9)
NPL ratio	4.55	0.13		4.55	(0.52)
Total coverage ratio	112.3	(4.2)		112.3	2.1
Number of employees	45,115	4.0		45,115	0.4
Number of branches	3,590	—		3,590	0.1
Number of loyal customers (thousands)	7,146	8.6		7,146	26.0
Number of digital customers (thousands)	17,466	5.2		17,466	20.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	65

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Financial information by segment

Chile						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	511	2.9	1.8	1,009	15.6	12.1
Net fee income	96	0.9	(0.1)	190	14.5	11.0
Gains (losses) on financial transactions (1)	48	49.4	48.1	81	(23.3)	(25.6)
Other operating income	(18)	79.6	78.2	(28)	281.4	269.9
Total income	637	3.8	2.7	1,252	10.1	6.8
Administrative expenses and amortizations	(245)	4.0	3.0	(481)	5.0	1.8
Net operating income	392	3.6	2.6	771	13.6	10.2
Net loan-loss provisions	(82)	(18.6)	(19.5)	(182)	(47.5)	(49.0)
Other gains (losses) and provisions	5	—	—	3	—	—
Profit before tax	315	13.8	12.8	592	78.9	73.5
Tax on profit	(70)	26.2	25.1	(125)	96.3	90.3
Profit from continuing operations	246	10.8	9.7	467	74.8	69.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	246	10.8	9.7	467	74.8	69.5
Non-controlling interests	(77)	11.2	10.2	(146)	73.6	68.4
Underlying attributable profit to the parent	169	10.6	9.5	321	75.3	70.0

Balance sheet
Loans and advances to customers	39,922	(2.1)	0.2	39,922	5.0	(1.8)
Cash, central banks and credit institutions	11,748	87.5	91.9	11,748	34.9	26.1
Debt instruments	8,315	(6.2)	(4.0)	8,315	39.6	30.5
Other financial assets	6,293	(22.9)	(21.1)	6,293	(52.7)	(55.8)
Other asset accounts	2,883	(7.1)	(5.0)	2,883	(12.9)	(18.6)
Total assets	69,162	3.0	5.4	69,162	(0.2)	(6.7)
Customer deposits	33,316	9.5	12.0	33,316	16.8	9.2
Central banks and credit institutions	11,664	2.6	4.9	11,664	(1.3)	(7.7)
Marketable debt securities	9,083	(2.1)	0.2	9,083	(5.3)	(11.5)
Other financial liabilities	8,513	(5.2)	(3.0)	8,513	(36.9)	(41.0)
Other liabilities accounts	1,871	4.0	6.4	1,871	46.6	37.1
Total liabilities	64,447	4.2	6.6	64,447	(0.4)	(6.9)
Total equity	4,714	(10.8)	(8.7)	4,714	2.6	(4.0)

Memorandum items:
Gross loans and advances to customers (2)	41,125	(2.2)	0.1	41,125	5.1	(1.7)
Customer funds	42,312	6.8	9.3	42,312	17.8	10.2
Customer deposits (3)	33,281	9.5	12.1	33,281	17.2	9.6
Mutual funds	9,031	(2.3)	—	9,031	20.0	12.2

Ratios (%), operating means and customers
Underlying RoTE	19.91	2.69		18.63	7.39
Efficiency ratio	38.5	0.1		38.4	(1.9)
NPL ratio	4.57	(0.18)		4.57	(0.42)
Total coverage ratio	63.9	0.4		63.9	9.1
Number of employees	10,628	(1.3)		10,628	(6.8)
Number of branches	332	(0.9)		332	(9.5)
Number of loyal customers (thousands)	778	(0.3)		778	12.7
Number of digital customers (thousands)	1,867	8.4		1,867	39.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

66	January - June 2021

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Financial information by segment

Argentina						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	235	15.4	26.5	440	(12.5)	25.3
Net fee income	87	18.5	29.6	161	22.3	75.1
Gains (losses) on financial transactions (1)	34	5.5	16.0	66	99.8	186.1
Other operating income	(56)	17.0	28.1	(103)	163.1	276.7
Total income	301	14.8	25.8	563	(10.3)	28.5
Administrative expenses and amortizations	(179)	4.8	15.3	(349)	3.1	47.6
Net operating income	122	33.3	45.2	214	(26.0)	6.0
Net loan-loss provisions	(35)	148.4	166.2	(48)	(63.3)	(47.4)
Other gains (losses) and provisions	(31)	(9.1)	0.7	(65)	107.1	196.5
Profit before tax	57	29.7	41.5	100	(20.1)	14.3
Tax on profit	6	225.8	247.6	8	—	—
Profit from continuing operations	63	38.0	50.2	108	(1.2)	41.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	63	38.0	50.2	108	(1.2)	41.5
Non-controlling interests	—	48.2	60.9	(1)	(5.1)	35.8
Underlying attributable profit to the parent	62	37.9	50.1	108	(1.1)	41.5

Balance sheet
Loans and advances to customers	4,457	3.4	8.7	4,457	(5.6)	35.2
Cash, central banks and credit institutions	3,207	(12.1)	(7.5)	3,207	7.4	53.8
Debt instruments	2,188	35.8	42.8	2,188	(17.7)	17.8
Other financial assets	77	18.8	24.8	77	12.9	61.7
Other asset accounts	835	1.1	6.2	835	(0.6)	42.4
Total assets	10,765	2.9	8.2	10,765	(4.5)	36.7
Customer deposits	7,787	3.6	8.9	7,787	(4.3)	37.1
Central banks and credit institutions	824	0.3	5.4	824	(21.0)	13.1
Marketable debt securities	63	(4.9)	—	63	(16.5)	19.5
Other financial liabilities	675	(3.1)	1.9	675	3.6	48.4
Other liabilities accounts	313	(3.3)	1.7	313	(14.1)	23.0
Total liabilities	9,663	2.5	7.8	9,663	(5.9)	34.7
Total equity	1,102	6.7	12.2	1,102	9.6	56.9

Memorandum items:
Gross loans and advances to customers (2)	4,713	3.7	9.0	4,713	(5.2)	35.8
Customer funds	9,896	4.2	9.5	9,896	2.3	46.5
Customer deposits (3)	7,787	3.6	8.9	7,787	(4.3)	37.1
Mutual funds	2,109	6.5	12.0	2,109	37.4	96.7

Ratios (%), operating means and customers
Underlying RoTE	27.01	6.58		23.95	(4.81)
Efficiency ratio	59.4	(5.6)		62.0	8.1
NPL ratio	3.34	1.02		3.34	0.19
Total coverage ratio	167.6	(64.7)		167.6	2.0
Number of employees	8,814	(2.8)		8,814	(4.7)
Number of branches	408	—		408	(6.8)
Number of loyal customers (thousands)	1,568	(0.3)		1,568	20.4
Number of digital customers (thousands)	2,716	1.0		2,716	6.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	67

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Financial information by segment

Other South America
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	93	0.5	3.0	186	(12.4)	1.3
Net fee income	46	12.1	14.4	88	18.0	32.8
Gains (losses) on financial transactions (1)	17	21.1	24.7	31	(2.5)	11.7
Other operating income	(5)	(38.2)	(37.6)	(12)	53.8	69.8
Total income	152	8.0	10.7	293	(5.8)	8.3
Administrative expenses and amortizations	(96)	6.7	8.5	(185)	35.7	53.5
Net operating income	57	10.1	14.6	108	(38.2)	(28.1)
Net loan-loss provisions	(19)	(8.1)	(5.5)	(39)	(17.6)	(5.0)
Other gains (losses) and provisions	(1)	(22.4)	(21.1)	(2)	(61.4)	(57.9)
Profit before tax	37	23.5	29.5	67	(45.3)	(36.0)
Tax on profit	(16)	(3.0)	(0.1)	(32)	15.3	35.1
Profit from continuing operations	21	54.7	65.4	35	(63.0)	(56.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	21	54.7	65.4	35	(63.0)	(56.7)
Non-controlling interests	—	(54.6)	(54.2)	—	106.7	106.7
Underlying attributable profit to the parent	21	53.0	63.4	35	(62.8)	(56.4)

Balance sheet
Loans and advances to customers	6,720	2.3	4.1	6,720	0.7	11.0
Cash, central banks and credit institutions	2,852	(6.7)	(6.0)	2,852	(6.7)	2.8
Debt instruments	1,782	23.8	24.3	1,782	84.2	101.1
Other financial assets	127	5.6	7.9	127	(31.0)	(27.9)
Other asset accounts	797	(3.7)	(3.0)	797	12.9	17.0
Total assets	12,278	2.2	3.5	12,278	6.0	16.1
Customer deposits	6,786	(0.7)	(0.3)	6,786	0.9	10.9
Central banks and credit institutions	3,420	6.4	9.7	3,420	8.0	18.5
Marketable debt securities	261	128.9	137.1	261	168.7	208.0
Other financial liabilities	109	6.3	7.6	109	11.8	21.4
Other liabilities accounts	322	(7.6)	(6.6)	322	4.5	14.6
Total liabilities	10,898	2.7	4.0	10,898	4.8	15.2
Total equity	1,380	(1.2)	(0.6)	1,380	16.0	24.1

Memorandum items:
Gross loans and advances to customers (2)	6,874	2.4	4.2	6,874	1.0	11.4
Customer funds	6,829	(0.7)	(0.2)	6,829	0.9	11.0
Customer deposits (3)	6,786	(0.7)	(0.3)	6,786	0.9	10.9
Mutual funds	43	5.4	4.7	43	13.7	24.2

Resources
Number of employees	2,641	7.0		2,641	14.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - June 2021

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	1,075	1.8	1.4	2,130	(0.5)	(1.1)
Net fee income	206	9.5	9.4	395	11.0	11.0
Gains (losses) on financial transactions (1)	1	(88.9)	(89.5)	9	—	—
Other operating income	20	(60.3)	(60.7)	71	330.8	325.4
Total income	1,302	(0.1)	(0.5)	2,606	4.0	3.5
Administrative expenses and amortizations	(613)	2.2	1.9	(1,214)	5.7	5.3
Net operating income	689	(2.1)	(2.5)	1,392	2.6	2.0
Net loan-loss provisions	(142)	(14.4)	(14.7)	(308)	(41.9)	(42.2)
Other gains (losses) and provisions	(45)	44.3	43.6	(76)	—	—
Profit before tax	502	(0.9)	(1.3)	1,008	13.4	12.6
Tax on profit	(131)	(2.8)	(3.1)	(265)	12.2	11.6
Profit from continuing operations	371	(0.2)	(0.6)	742	13.8	12.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	371	(0.2)	(0.6)	742	13.8	12.9
Non-controlling interests	(93)	16.7	16.6	(173)	19.0	19.1
Underlying attributable profit to the parent	278	(4.8)	(5.3)	569	12.3	11.1

Balance sheet
Loans and advances to customers	112,738	(0.1)	0.1	112,738	1.4	0.1
Cash, central banks and credit institutions	28,445	3.3	3.6	28,445	45.4	44.2
Debt instruments	5,738	(3.5)	(3.6)	5,738	25.7	25.2
Other financial assets	41	6.5	6.7	41	14.1	12.6
Other asset accounts	6,481	1.6	1.7	6,481	23.6	21.7
Total assets	153,443	0.5	0.7	153,443	9.1	7.8
Customer deposits	54,041	1.3	1.5	54,041	9.7	8.7
Central banks and credit institutions	47,980	0.8	1.0	47,980	27.3	25.0
Marketable debt securities	33,740	0.1	0.3	33,740	(6.9)	(7.7)
Other financial liabilities	1,455	(5.5)	(5.4)	1,455	(13.2)	(14.1)
Other liabilities accounts	4,208	7.1	7.2	4,208	11.1	10.4
Total liabilities	141,424	1.0	1.1	141,424	9.9	8.6
Total equity	12,019	(4.8)	(4.5)	12,019	0.9	(0.6)

Memorandum items:
Gross loans and advances to customers (2)	115,526	(0.1)	0.1	115,526	1.3	0.1
Customer funds	56,190	3.9	4.1	56,190	12.8	11.8
Customer deposits (3)	54,041	1.3	1.5	54,041	9.7	8.7
Mutual funds	2,149	175.8	175.8	2,149	300.7	300.7

Ratios (%), operating means and customers
Underlying RoTE	12.09	0.1		12.04	1.50
Efficiency ratio	47.1	1.1		46.6	0.8
NPL ratio	2.18	(0.1)		2.18	(0.14)
Total coverage ratio	111.9	0.4		111.9	3.9
Number of employees	15,834	—		15,834	3.0
Number of branches	314	(2.2)		314	(23.0)
Number of total customers (thousands)	19,421	0.8		19,421	(4.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2021	69

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q2'21	Q1'21%		H1'21	H1'20%
Net interest income	(355)	(324)	9.7	(679)	(658)	3.2
Net fee income	(8)	(5)	65.2	(13)	(15)	(12.2)
Gains (losses) on financial transactions (1)	(52)	(44)	17.1	(96)	78	—
Other operating income	(15)	3	—	(12)	(22)	(47.0)
Total income	(430)	(370)	16.4	(800)	(617)	29.6
Administrative expenses and amortizations	(81)	(79)	1.9	(160)	(166)	(4.1)
Net operating income	(511)	(449)	13.9	(960)	(784)	22.4
Net loan-loss provisions	(9)	(154)	(94.3)	(163)	(11)	—
Other gains (losses) and provisions	(33)	(33)	2.1	(66)	(391)	(83.2)
Profit before tax	(553)	(635)	(13.0)	(1,188)	(1,186)	0.2
Tax on profit	19	108	(82.4)	127	61	108.9
Profit from continuing operations	(534)	(527)	1.3	(1,061)	(1,125)	(5.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(534)	(527)	1.3	(1,061)	(1,125)	(5.7)
Non-controlling interests	(1)	—	—	(1)	(1)	108.1
Underlying attributable profit to the parent	(535)	(527)	1.7	(1,062)	(1,125)	(5.6)

Balance sheet
Loans and advances to customers	5,832	6,632	(12.1)	5,832	5,205	12.1
Cash, central banks and credit institutions	71,908	89,695	(19.8)	71,908	48,530	48.2
Debt instruments	1,605	1,450	10.7	1,605	1,340	19.7
Other financial assets	2,016	2,005	0.6	2,016	2,058	(2.0)
Other asset accounts	118,374	119,024	(0.5)	118,374	115,303	2.7
Total assets	199,736	218,806	(8.7)	199,736	172,436	15.8
Customer deposits	1,017	974	4.4	1,017	770	32.1
Central banks and credit institutions	38,914	62,440	(37.7)	38,914	19,119	103.5
Marketable debt securities	69,217	64,354	7.6	69,217	63,010	9.9
Other financial liabilities	534	1,085	(50.8)	534	1,901	(71.9)
Other liabilities accounts	8,009	8,106	(1.2)	8,009	8,225	(2.6)
Total liabilities	117,691	136,959	(14.1)	117,691	93,024	26.5
Total equity	82,044	81,847	0.2	82,044	79,412	3.3

Memorandum items:
Gross loans and advances to customers (2)	6,138	6,972	(12.0)	6,138	5,367	14.4
Customer funds	1,021	992	3.0	1,021	786	29.9
Customer deposits (3)	1,017	974	4.4	1,017	770	32.1
Mutual funds	4	18	(75.5)	4	17	(73.8)

Resources
Number of employees	1,743	1,737	0.3	1,743	1,773	(1.7)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

70	January - June 2021

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	7,766	3.9	3.0	15,238	(0.3)	7.0
Net fee income	1,753	2.6	1.6	3,462	(3.7)	4.1
Gains (losses) on financial transactions (1)	171	(30.5)	(29.6)	418	(22.9)	(22.7)
Other operating income	121	11.2	7.6	230	—	—
Total income	9,811	2.9	1.9	19,347	0.5	7.9
Administrative expenses and amortizations	(4,247)	2.1	1.6	(8,404)	(4.8)	1.0
Net operating income	5,564	3.4	2.2	10,942	5.0	13.8
Net loan-loss provisions	(1,726)	(3.2)	(4.5)	(3,509)	(48.0)	(43.5)
Other gains (losses) and provisions	(463)	14.2	15.0	(868)	54.5	67.9
Profit before tax	3,375	5.8	4.4	6,565	111.5	127.9
Tax on profit	(1,057)	1.0	(1.2)	(2,105)	112.6	134.6
Profit from continuing operations	2,318	8.2	7.1	4,461	110.9	124.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,318	8.2	7.1	4,461	110.9	124.9
Non-controlling interests	(364)	18.6	18.1	(670)	75.5	82.4
Underlying attributable profit to the parent	1,954	6.4	5.3	3,790	118.8	134.6
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	739	2.6	2.4	1,460	5.6	14.0
Net fee income	434	(6.9)	(7.4)	900	11.5	18.4
Gains (losses) on financial transactions (1)	101	(75.5)	(75.9)	512	24.9	49.6
Other operating income	9	(84.6)	(84.5)	66	(38.1)	(39.6)
Total income	1,283	(22.5)	(22.8)	2,938	8.6	17.9
Administrative expenses and amortizations	(543)	3.3	3.0	(1,069)	4.0	9.5
Net operating income	740	(34.5)	(34.9)	1,870	11.3	23.3
Net loan-loss provisions	(21)	(54.7)	(54.3)	(68)	(72.2)	(72.0)
Other gains (losses) and provisions	31	—	—	6	—	—
Profit before tax	750	(29.1)	(29.6)	1,808	29.9	46.6
Tax on profit	(215)	(32.3)	(33.0)	(534)	33.8	52.7
Profit from continuing operations	534	(27.8)	(28.1)	1,274	28.3	44.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	534	(27.8)	(28.1)	1,274	28.3	44.2
Non-controlling interests	(41)	12.2	9.5	(77)	18.8	35.3
Underlying attributable profit to the parent	494	(29.8)	(30.1)	1,197	29.0	44.8
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	91	3.3	2.8	179	(11.2)	(4.7)
Net fee income	316	6.3	6.0	612	6.0	10.6
Gains (losses) on financial transactions (1)	23	(36.1)	(36.4)	59	42.4	55.2
Other operating income	89	11.0	10.4	170	(10.6)	(6.5)
Total income	519	3.5	3.1	1,021	0.9	6.2
Administrative expenses and amortizations	(227)	2.8	2.4	(447)	(0.4)	4.4
Net operating income	293	4.0	3.6	574	1.9	7.6
Net loan-loss provisions	(3)	(50.0)	(50.0)	(8)	(30.8)	(29.0)
Other gains (losses) and provisions	(1)	(52.9)	(53.7)	(5)	51.7	45.9
Profit before tax	288	5.7	5.3	561	2.4	8.2
Tax on profit	(70)	4.4	4.0	(137)	5.7	10.6
Profit from continuing operations	218	6.2	5.8	424	1.3	7.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	218	6.2	5.8	424	1.3	7.4
Non-controlling interests	(9)	(4.1)	(5.8)	(18)	(4.3)	3.1
Underlying attributable profit to the parent	210	6.7	6.3	406	1.6	7.6
(1) Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q1'21		/	H1'20
Underlying income statement	Q2'21%		% excl. FX	H1'21%		% excl. FX
Net interest income	(1)	46.7	41.8	(2)	281.8	562.5
Net fee income	127	56.3	53.6	209	21.6	39.2
Gains (losses) on financial transactions (1)	—	—	—	1	(66.2)	(49.3)
Other operating income	(3)	(79.5)	(79.6)	(18)	—	—
Total income	123	83.7	80.1	189	7.9	23.4
Administrative expenses and amortizations	(162)	19.8	18.7	(298)	58.8	72.7
Net operating income	(40)	(42.2)	(41.9)	(108)	796.5	471.1
Net loan-loss provisions	(2)	(1.5)	(4.9)	(5)	(32.5)	(19.0)
Other gains (losses) and provisions	(3)	114.7	114.5	(5)	—	—
Profit before tax	(45)	(37.4)	(37.2)	(118)	557.2	375.1
Tax on profit	(10)	—	—	(10)	(6.8)	33.7
Profit from continuing operations	(56)	(22.9)	(22.7)	(128)	352.3	298.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(56)	(22.9)	(22.7)	(128)	352.3	298.9
Non-controlling interests	—	(79.6)	(79.3)	1	16.5	16.6
Underlying attributable profit to the parent	(56)	(22.5)	(22.4)	(127)	357.9	303.0
(1) Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 11 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-June 2021
	Underlying results	Adjustments	Statutory results
Net interest income	16,196	—	16,196
Net fee income	5,169	—	5,169
Gains (losses) on financial transactions (1)	894	—	894
Other operating income	436	—	436
Total income	22,695	—	22,695
Administrative expenses and amortizations	(10,377)	—	(10,377)
Net operating income	12,318	—	12,318
Net loan-loss provisions	(3,753)	—	(3,753)
Other gains (losses) and provisions	(937)	(714)	(1,651)
Profit before tax	7,628	(714)	6,914
Tax on profit	(2,658)	184	(2,474)
Profit from continuing operations	4,970	(530)	4,440
Net profit from discontinued operations	—	—	—
Consolidated profit	4,970	(530)	4,440
Non-controlling interests	(765)	—	(765)
Attributable profit to the parent	4,205	(530)	3,675
(1) Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 530 million: -EUR 293 million in the UK, -EUR 165 million in Portugal, -EUR 16 million in Digital Consumer Bank and -EUR 56 million in the Corporate Centre.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2020
	Underlying results	Adjustments	Statutory results
Net interest income	16,202	—	16,202
Net fee income	5,136	—	5,136
Gains (losses) on financial transactions (1)	1,073	—	1,073
Other operating income	107	(250)	(143)
Total income	22,518	(250)	22,268
Administrative expenses and amortizations	(10,653)	(54)	(10,707)
Net operating income	11,865	(304)	11,561
Net loan-loss provisions	(7,027)	—	(7,027)
Other gains (losses) and provisions	(997)	(9,947)	(10,944)
Profit before tax	3,841	(10,251)	(6,410)
Tax on profit	(1,468)	(2,460)	(3,928)
Profit from continuing operations	2,373	(12,711)	(10,338)
Net profit from discontinued operations	—	—	—
Consolidated profit	2,373	(12,711)	(10,338)
Non-controlling interests	(465)	5	(460)
Attributable profit to the parent	1,908	(12,706)	(10,798)
(1) Includes exchange differences.

Explanation of adjustments:
Adjustment to the valuation of goodwill of EUR -10,100 million, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group of EUR -2,500 million and restructuring costs and other for a net impact of EUR -106 million.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding items outside the ordinary performance of our business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding items outside the ordinary performance of our business.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding items outside the ordinary performance of our business) to the bank's risk weighted assets.
Average risk weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortisations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q2'21	Q1'21	H1'21	H1'20
RoE	9.91%	9.80%	9.53%	-9.28%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
Average stockholders' equity (excluding minority interests)	83,429	81,858	82,669	95,803

Underlying RoE	9.91%	10.44%	10.17%	3.98%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
(-) Net capital gains and provisions	—	-530	-530	-12,706
Underlying attributable profit to the parent	8,268	8,552	8,410	3,816
Average stockholders' equity (excluding minority interests)	83,429	81,858	82,669	95,803

RoTE	12.29%	12.16%	11.82%	1.73%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
(+) Goodwill impairment	—	—	—	-10,100
Attributable profit to the parent (excluding goodwill impairment)	8,268	8,022	7,880	1,210
Average stockholders' equity (excluding minority interests)	83,429	81,858	82,669	95,803
(-) Average intangible assets	16,131	15,892	16,015	25,712
Average stockholders' equity (excl. minority interests) - intangible assets	67,298	65,965	66,654	70,091

Underlying RoTE	12.29%	12.96%	12.62%	5.44%
Attributable profit to the parent	8,268	8,022	7,880	-8,890
(-) Net capital gains and provisions	—	-530	-530	-12,706
Underlying attributable profit to the parent	8,268	8,552	8,410	3,816
Average stockholders' equity (excl. minority interests) - intangible assets	67,298	65,965	66,654	70,091

RoA	0.64%	0.62%	0.61%	-0.51%
Consolidated profit	9,924	9,426	9,410	-7,965
Average total assets	1,557,364	1,526,899	1,539,167	1,548,851

Underlying RoA	0.64%	0.65%	0.65%	0.31%
Consolidated profit	9,924	9,426	9,410	-7,965
(-) Net capital gains and provisions	—	-530	-530	-12,711
Underlying consolidated profit	9,924	9,956	9,940	4,746
Average total assets	1,557,364	1,526,899	1,539,167	1,548,851

RoRWA	1.74%	1.67%	1.66%	-1.34%
Consolidated profit	9,924	9,426	9,410	-7,965
Average risk weighted assets	570,828	563,776	567,231	595,166

Underlying RoRWA	1.74%	1.77%	1.75%	0.80%
Consolidated profit	9,924	9,426	9,410	-7,965
(-) Net capital gains and provisions	—	-530	-530	-12,711
Underlying consolidated profit	9,924	9,956	9,940	4,746
Average risk weighted assets	570,828	563,776	567,231	595,166

Efficiency ratio	46.5%	44.9%	45.7%	47.3%
Underlying operating expenses	5,259	5,118	10,377	10,653
Operating expenses	5,259	5,118	10,377	10,707
Net capital gains and provisions impact in operating expenses	—	—	—	-54
Underlying total income	11,305	11,390	22,695	22,518
Total income	11,305	11,390	22,695	22,268
Net capital gains and provisions impact in total income	—	—	—	250
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from March to June in Q2 and December to March in Q1) and 7 months in the case of annual figures (from December to June).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	H1'21			H1'20
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	51.2	8,091	4,144	59.2	7,115	4,213
Spain	49.4	3,478	1,719	54.9	3,350	1,841
United Kingdom	56.0	2,322	1,299	69.4	1,898	1,317
Portugal	39.6	730	289	44.3	668	296
Poland	41.5	774	321	42.4	742	315
North America	42.7	5,487	2,343	41.6	5,651	2,353
US	41.0	3,737	1,531	42.5	3,730	1,585
Mexico	43.1	1,743	752	39.5	1,912	756
South America	34.4	7,311	2,518	35.3	7,864	2,773
Brazil	28.9	5,203	1,502	31.8	5,788	1,839
Chile	38.4	1,252	481	40.3	1,137	458
Argentina	62.0	563	349	54.0	628	339
Digital Consumer Bank	46.6	2,606	1,214	45.8	2,505	1,148

Underlying RoTE
	H1'21			H1'20
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	7.24	2,851	39,394	2.70	1,058	39,125
Spain	5.21	780	14,979	3.24	501	15,484
United Kingdom	10.65	1,387	13,024	1.06	142	13,442
Portugal	11.92	478	4,011	8.52	319	3,751
Poland	3.33	108	3,260	4.63	147	3,168
North America	14.64	3,255	22,229	5.83	1,231	21,118
US	15.89	2,581	16,241	2.68	422	15,763
Mexico	13.32	774	5,809	15.46	811	5,247
South America	20.29	3,289	16,213	16.40	2,764	16,851
Brazil	22.12	2,361	10,672	17.12	1,990	11,625
Chile	18.63	642	3,448	11.23	366	3,261
Argentina	23.95	215	899	28.76	218	758
Digital Consumer Bank	12.04	1,138	9,451	10.54	1,014	9,615

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired

Credit risk (I)	Jun-21	Mar-21	Jun-21	Jun-20
NPL ratio	3.22%	3.20%	3.22%	3.26%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	33,266	32,473	33,266	32,782
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	31,705	31,139	31,705	31,115
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	431	459	431	622
Customer guarantees and customer commitments granted classified in stage 3	1,122	866	1,122	1,029
Doubtful exposure of loans and advances to customers at fair value through profit or loss	8	9	8	16
Total risk	1,032,084	1,014,552	1,032,084	1,006,796
Impaired and non-impaired gross loans and advances to customers	978,096	963,163	978,096	957,778
Impaired and non-impaired customer guarantees and customer commitments granted	53,988	51,389	53,988	49,018

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Alternative performance measures

Credit risk (II)	Jun-21	Mar-21	Jun-21	Jun-20
Total coverage ratio	73%	74%	73%	72%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,239	24,034	24,239	23,635
Total allowances to cover impairment losses on loans and advances to customers measured at amortised cost and designated at fair value through OCI	23,577	23,404	23,577	22,973
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	662	630	662	662
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	33,266	32,473	33,266	32,782
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	31,705	31,139	31,705	31,115
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	431	459	431	622
Customer guarantees and customer commitments granted classified in stage 3	1,122	866	1,122	1,029
Doubtful exposure of loans and advances to customers at fair value through profit or loss	8	9	8	16

Cost of credit	0.94%	1.08%	0.94%	1.26%
Underlying allowances for loan-loss provisions over the last 12 months	8,899	10,257	8,899	12,035
Average loans and advances to customers over the last 12 months	948,351	949,230	948,351	953,470

NPL ratio
	H1'21			H1'20
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	3.30	20,804	629,681	3.41	21,058	618,379
Spain	6.22	13,742	220,929	6.55	14,729	224,902
United Kingdom	1.30	3,424	263,318	1.10	2,767	251,376
Portugal	3.71	1,539	41,517	4.43	1,762	39,751
Poland	4.58	1,496	32,675	4.57	1,489	32,602
North America	2.28	3,149	137,802	1.73	2,487	143,833
US	2.00	2,043	102,175	1.49	1,648	110,324
Mexico	3.10	1,106	35,627	2.50	839	33,500
South America	4.36	6,215	142,500	4.74	5,964	125,946
Brazil	4.55	3,920	86,157	5.07	3,647	71,915
Chile	4.57	1,985	43,472	4.99	2,056	41,228
Argentina	3.34	158	4,728	3.15	157	4,995
Digital Consumer Bank	2.18	2,521	115,838	2.31	2,645	114,266

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Alternative performance measures

Total coverage ratio
	H1'21			H1'20
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	48.4	10,061	20,804	46.5	9,797	21,058
Spain	46.0	6,323	13,742	43.3	6,382	14,729
United Kingdom	37.4	1,280	3,424	42.8	1,184	2,767
Portugal	73.0	1,123	1,539	60.9	1,072	1,762
Poland	72.4	1,084	1,496	69.0	1,028	1,489
North America	152.3	4,796	3,149	206.5	5,135	2,487
US	185.7	3,794	2,043	253.1	4,171	1,648
Mexico	90.6	1,002	1,106	114.9	963	839
South America	98.1	6,098	6,215	93.0	5,544	5,964
Brazil	112.3	4,403	3,920	110.2	4,020	3,647
Chile	63.9	1,268	1,985	54.7	1,126	2,056
Argentina	167.6	265	158	165.7	261	157
Digital Consumer Bank	111.9	2,820	2,521	108.0	2,856	2,645

Cost of credit
	H1'21			H1'20
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.49	2,865	581,334	0.41	2,364	570,284
Spain	1.00	2,000	199,237	0.68	1,327	195,377
United Kingdom	0.09	208	243,289	0.22	557	256,161
Portugal	0.41	158	39,035	0.30	109	36,869
Poland	0.88	259	29,529	0.96	294	30,463
North America	1.67	2,136	127,577	3.21	4,427	137,819
US	1.34	1,289	96,047	3.30	3,418	103,580
Mexico	2.74	847	30,929	2.95	1,009	34,254
South America	2.51	2,981	118,697	3.49	4,365	125,015
Brazil	3.51	2,331	66,377	4.67	3,474	74,417
Chile	1.07	430	40,092	1.46	582	39,773
Argentina	3.94	142	3,614	5.67	225	3,958
Digital Consumer Bank	0.64	735	114,798	0.74	844	114,330

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyze the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Jun-21	Mar-21	Jun-21	Jun-20
TNAV (tangible book value) per share (2)	3.98	3.84	3.98	3.83
Tangible book value	68,917	66,476	68,917	66,316
Number of shares excl. treasury stock (million) (2)	17,306	17,311	17,306	17,315

Price / Tangible book value per share (X)	0.81	0.75	0.81	0.54
Share price (euros) (2)	3.220	2.897	3.220	2.084
TNAV (tangible book value) per share (2)	3.98	3.84	3.98	3.83

Loan-to-deposit ratio	107%	106%	107%	110%
Net loans and advances to customers	954,518	939,760	954,518	934,796
Customer deposits	894,127	882,854	894,127	846,832

	Q2'21	Q1'21	H1'21	H1'20
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	558.42	525.25	1,083.67	995.80
Profit after tax	218	206	424	395
Net fee income net of tax	340	319	660	601
(2) June 2020 data adjusted for the capital increase in December 2020.

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first half of 2021 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2021 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'21	H1'20	Jun-21	Mar-21	Jun-20
US dollar	1.205	1.102	1.186	1.174	1.126
Pound sterling	0.868	0.874	0.858	0.852	0.910
Brazilian real	6.480	5.345	5.941	6.629	6.161
Mexican peso	24.316	23.604	23.587	23.981	25.959
Chilean peso	868.037	895.071	863.161	843.574	922.992
Argentine peso	110.020	70.957	113.539	108.004	79.304
Polish zloty	4.537	4.409	4.519	4.634	4.444

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Condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for the first six months of 2021 and 2020 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-21	Dec-20	Jun-20
Cash, cash balances at central banks and other deposits on demand	183,091	153,839	138,266
Financial assets held for trading	102,792	114,945	124,145
Non-trading financial assets mandatorily at fair value through profit or loss	4,838	4,486	5,902
Financial assets designated at fair value through profit or loss	56,486	48,717	91,368
Financial assets at fair value through other comprehensive income	114,505	120,953	122,560
Financial assets at amortized cost	1,003,417	958,378	976,298
Hedging derivatives	5,430	8,325	11,999
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,434	1,980	2,387
Investments	7,562	7,622	8,668
Joint ventures entities	1,620	1,492	1,249
Associated entities	5,942	6,130	7,419
Assets under insurance or reinsurance contracts	276	261	307
Tangible assets	32,678	32,735	33,271
Property, plant and equipment	31,712	31,772	32,335
For own-use	12,921	13,213	13,527
Leased out under an operating lease	18,791	18,559	18,808
Investment property	966	963	936
Of which : Leased out under an operating lease	863	793	799
Intangible assets	16,454	15,908	15,946
Goodwill	12,854	12,471	12,595
Other intangible assets	3,600	3,437	3,351
Tax assets	24,707	24,586	26,218
Current tax assets	4,956	5,340	5,639
Deferred tax assets	19,751	19,246	20,579
Other assets	9,889	11,070	10,627
Insurance contracts linked to pensions	162	174	186
Inventories	5	5	6
Other	9,722	10,891	10,435
Non-current assets held for sale	5,077	4,445	4,919
TOTAL ASSETS	1,568,636	1,508,250	1,572,881

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-21	Dec-20	Jun-20
Financial liabilities held for trading	68,982	81,167	97,700
Financial liabilities designated at fair value through profit or loss	54,131	48,038	59,619
Financial liabilities at amortized cost	1,310,433	1,248,188	1,283,581
Hedging derivatives	6,573	6,869	6,583
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	427	286	255
Liabilities under insurance or reinsurance contracts	1,014	910	2,246
Provisions	10,400	10,852	11,948
Pensions and other post-retirement obligations	3,454	3,976	5,516
Other long term employee benefits	1,407	1,751	1,196
Taxes and other legal contingencies	2,169	2,200	2,341
Contingent liabilities and commitments	661	700	666
Other provisions	2,709	2,225	2,229
Tax liabilities	9,154	8,282	8,844
Current tax liabilities	2,711	2,349	2,521
Deferred tax liabilities	6,443	5,933	6,323
Other liabilities	11,777	12,336	10,246
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,472,891	1,416,928	1,481,022

EQUITY
Shareholders' equity	117,552	114,620	112,899
Capital	8,670	8,670	8,309
Called up paid capital	8,670	8,670	8,309
Unpaid capital which has been called up	—	—	—
Share premium	47,979	52,013	52,446
Equity instruments issued other than capital	641	627	611
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	641	627	611
Other equity	165	163	172
Accumulated retained earnings	60,280	65,583	67,594
Revaluation reserves	—	—	—
Other reserves	(3,762)	(3,596)	(3,708)
(-) Own shares	(96)	(69)	(65)
Profit attributable to shareholders of the parent	3,675	(8,771)	(10,798)
(-) Interim dividends	—	—	(1,662)
Other comprehensive income (loss)	(32,181)	(33,144)	(30,637)
Items not reclassified to profit or loss	(4,962)	(5,328)	(5,010)
Items that may be reclassified to profit or loss	(27,219)	(27,816)	(25,627)
Non-controlling interest	10,374	9,846	9,597
Other comprehensive income	(1,817)	(1,800)	(1,697)
Other items	12,191	11,646	11,294
TOTAL EQUITY	95,745	91,322	91,859
TOTAL LIABILITIES AND EQUITY	1,568,636	1,508,250	1,572,881

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	247,154	241,230	228,767
Financial guarantees granted	12,121	12,377	12,166
Other commitments granted	81,277	64,538	78,654

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	H1'21	H1'20
Interest income	21,933	24,499
Financial assets at fair value through other comprehensive income	1,292	1,973
Financial assets at amortized cost	19,149	21,255
Other interest income	1,492	1,271
Interest expense	(5,737)	(8,297)
Interest income/ (charges)	16,196	16,202
Dividend income	309	265
Income from companies accounted for using the equity method	163	(135)
Commission income	6,676	6,716
Commission expense	(1,507)	(1,580)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	344	688
Financial assets at amortized cost	77	(27)
Other financial assets and liabilities	267	715
Gain or losses on financial assets and liabilities held for trading, net	347	1,848
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	347	1,848
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	10	27
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	10	27
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	221	(129)
Gain or losses from hedge accounting, net	57	(26)
Exchange differences, net	(85)	(1,335)
Other operating income	1,167	765
Other operating expenses	(1,289)	(1,122)
Income from assets under insurance and reinsurance contracts	769	715
Expenses from liabilities under insurance and reinsurance contracts	(683)	(631)
Total income	22,695	22,268
Administrative expenses	(8,996)	(9,288)
Staff costs	(5,438)	(5,470)
Other general and administrative expenses	(3,558)	(3,818)
Depreciation and amortization	(1,381)	(1,419)
Provisions or reversal of provisions, net	(1,490)	(614)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	(3,804)	(7,030)
Financial assets at fair value through other comprehensive income	(19)	(3)
Financial assets at amortized cost	(3,785)	(7,027)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(130)	(10,241)
Tangible assets	(125)	(93)
Intangible assets	(3)	(10,146)
Others	(2)	(2)
Gain or losses on non financial assets and investments, net	52	27
Negative goodwill recognized in results	—	6
Gains or losses on non-current assets held for sale not classified as discontinued operations	(32)	(119)
Operating profit/(loss) before tax	6,914	(6,410)
Tax expense or income from continuing operations	(2,474)	(3,928)
Profit/(loss) for the period from continuing operations	4,440	(10,338)
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	4,440	(10,338)
Profit attributable to non-controlling interests	765	460
Profit/(loss) attributable to the parent	3,675	(10,798)

Earnings/(losses) per share
Basic	0.20	(0.64)
Diluted	0.20	(0.64)

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APM: Alternative Performance Measures
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•GPTW: Great Place to Work
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.
•LCR: Liquidity Coverage Ratio
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•P/E ratio: Price / earnings per share ratio
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SGP: Santander Global Platform
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPF: Simple, Personal and Fair
•SRF: Single resolution fund
•T1: Tier 1
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q2 2021 Financial Report, published as Inside Information on 28 July 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) advises that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this report, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be

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Important Information
undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this report should be taken as a profit forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

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Other disclosures required by the Bank of Spain
OTHER DISCLOSURES REQUIRED BY THE BANK OF SPAIN

Financing for real estate construction and development
Policies and strategies to manage risks of financing for real estate construction
The policies for managing this portfolio, which are regularly reviewed and approved by the Group's senior management, are currently focused on reducing and consolidating exposure, while also staying attuned to new, viable business opportunities.
In order to manage this credit exposure, the Santander Group creates specialised teams that work not only in the risk areas, but also as a support for the entire life cycle of the operations: commercial management, legal treatment, potential recovery, etc.
Proactive management of these risks has allowed the Group to significantly reduce its exposure, ensuring a granular, regionally-diversified portfolio in which financing for second homes represents a very small portion overall. Mortgage loans for undeveloped land account for only a reduced portion of total land mortgage exposure, as the bulk of these loans relate to developed or developable land.
Exposure to financing of completed residences has been significantly reduced through a number of actions. In tandem with existing specialised sales channels, the Group carried out campaigns supported by specific management teams. In the case of the Santander network, these teams were directly guided by the recovery area. By directly managing loans to property developers and buyers and applying buyer reduction criteria, the Bank was able to subrogate outstanding loans. Subrogating the sale price and adapting financing conditions to borrowers' needs made it possible to diversify risk to a business segment whose NPL ratio is markedly lower.
Loan approval processes are managed by specialised teams working in direct coordination with sales teams, under clearly-defined policies and criteria:
-    Property developers must have a strong creditworthiness profile and demonstrable market experience.
-    Strict criteria are applied for transaction parameters: financing for the cost of construction only, high percentage of accredited sales, financing for primary residences, etc.
-    Support is given for financing state-sponsored housing, with high percentages of accredited sales.
-    Land financing is restricted to the level needed to re-establish proper coverage for existing financing or to increase collateral.
In addition to ongoing control by the Group's risk monitoring teams, a technical unit is specialised in monitoring and controlling this portfolio in respect of progress of works, compliance with work schedules and control of sales, as well as validation and control of payments made upon work certified. To that end, Santander uses specific tools created for this purpose. All mortgage distributions, drawdowns for any reason, modification of grace periods, etc., are authorised centrally.
In the event projects in the construction phase present any type of difficulty, the Group guarantees completion of the work in order to ensure that it has finished buildings that can be sold in the market. Individual analyses are carried out for each project and the most efficient measures are adopted for each specific case (supplier payment structures that ensure completion of the works, specific drawdown calendars, etc.).
In those cases that could potentially warrant a possible restructuring of the exposure, this restructuring is analysed collaboratively between the risks area and the recovery business area. The analysis is performed before any default occurs, in order to ensure that the payment structure of each project allows for its successful completion. These operations are authorised centrally by expert teams, applying strict criteria in line with the Group's prudent risk management principles. Possible losses are recognised as soon as they are identified, classifying the positions as needed and making any provisions required before any default occurs, in line with Bank of Spain regulations.
On-balance sheet real estate assets are managed through specialised property sales companies (Altamira Santander Real Estate, S.A. and Promodomus Desarrollo de Activos, S.L.), supported by the commercial network structure. Sales are made at low prices, in response to market conditions.

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Other disclosures required by the Bank of Spain
Foreclosed assets (Spain)
The sale and foreclosure of real estate assets is one of the mechanisms adopted in Spain in order to efficiently manage the portfolio.
The Group views acquisitions as a more effective tool for resolving defaulted loans than recurring to legal enforcement proceedings, given the following factors:
-     Immediate availability of assets after an acquisition, compared to lengthy legal proceedings
-     Cost savings
-     Enhanced viability of companies, as acquisition provides them with an injection of liquidity
-     Reduction in the possible loss of value of loans to these customers
-     Reduction in exposure and expected loss
Disclosures required under Bank of Spain Circular 7/2010 on certain aspects of the mortgage market
a)  Assets
As required under Bank of Spain Circular 7/2010 and Circular 5/2011 of November 30 on certain aspects of the mortgage market, details are provided below of the nominal value of all mortgage loans and credits and of those that are eligible, pursuant to Royal Decree 716/2009 regulating the Spanish mortgage market, for calculating the limit for issuing mortgage covered bonds, mortgage loans and credits covering the issue of mortgage bonds, loans that have been monetised through mortgage participations or mortgage transfer certificates and uncommitted transactions corresponding to Banco Santander, S.A and Santander Consumer, S.A.

At 30 June 2021, the breakdown of mortgage loans, based on their eligibility in respect of mortgage market calculations, is as follows:

Million euros
Nominal value
30-06-2021

Total mortgage loans and credits (*)	96,101

Mortgage participations issued	1802
Of which: On-balance sheet loans	—

Mortgage transfer certificates issued	7,009
Of which: On-balance sheet loans	6,511

Mortgage loans and credits securing financing received	—

Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds (**)	87,290
i) Ineligible mortgage loans and credits (***)	24,081
–That meet the eligibility requirements except for the limit established in article 5.1 of RD 716/2009	14,100
–Others	9,981
ii) Eligible mortgage loans and credits (****)	63,209
–Amounts not included in calculation (*****)	—
–Amounts included in calculation	63,209
a) Mortgage loans and credits covering issues of mortgage bonds	—
b) Mortgage loans and credits covering issues of mortgage covered bonds	63,209
(*)   Including those acquired through mortgage participations and mortgage transfer certificates, even when derecognised from the balance sheet.
(**)  Total loans less mortgage participations issued, mortgage transfer certificates issued and mortgage loans securing financing received.
(***)   As the requirements of article 3 of Royal Decree 716/2009 are not meet.
(****) As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009.
(*****)  In line with the criteria set out under article 12 of Royal Decree 716/2009.

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Other disclosures required by the Bank of Spain
The nominal value of outstanding mortgage loans and credits and the nominal value of eligible loans and credits pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by origin, currency, payment status, average residual maturity, interest rate, holder and type of collateral are as follows:

	Million euros
	30-06-2021
	Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds	Of which: Eligible loans (*)
Origin
Originated by the Bank	86,468	62,449
Derived from subrogations	822	760
Other	—	—
	87,290	63,209
Currency
Euros	86,675	63,209
Other currencies	615	—
	87,290	63,209
Payment status
Performing	77,674	61,501
Other status	9,616	1,708
	87,290	63,209
Residual maturity
Up to 10 years	26,571	15,456
10 to 20 years	33,042	27,083
20 to 30 years	26,175	20,194
Over 30 years	1,502	476
	87,290	63,209
Interest rate
Fixed interest	16,184	13,305
Variable interest	71,106	49,904
Mixed interest	—	—
	87,290	63,209
Holder
Legal entities and individual business owners	24,814	12,886
Of which: Real estate developers	2,696	—
Other individuals and non-profit institutions serving households	62,476	50,323
	87,290	63,209
Type of collateral
Finished buildings – residential	68,293	53,349
Of which: State-sponsored housing	6,337	4,542
Finished buildings – commercial	6,499	3,583
Finished buildings – other	9,095	5,226
Buildings under construction – residential	1,146	—
Of which: State-sponsored housing	58	—
Buildings under construction – commercial	46	—
Buildings under construction – other	42	2
Land – certified for development	756	337
Land – other	1,413	712
	87,290	63,209
(*)  As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009.

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Other disclosures required by the Bank of Spain
The nominal value of mortgage loans and credits eligible pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by the percentage loan-to-value (LTV) are as follows:

	30-06-2021
	LTV (million euros)
	<=40%	>40%, <= 60%	>60%, <= 80%	>80%	Total
Mortgage loans and credits eligible for issuing mortgage bonds and mortgage covered bonds (*)	23,682	23,755	15,772	—	63,209
Residential	18,228	19,349	15,772	—	53,349
Other	5,454	4,406	—	—	9,860
(*)   As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009.

Changes in the nominal value of mortgage loans and credits, both eligible and ineligible pursuant to Royal Decree 716/2009, are as follows:

	Million euros
	Eligible mortgage loans and credits (*)	Ineligible mortgage loans and credits (**)
Balance at 31 December 2020	57,382	19,173
Derecognitions during the period	4,903	4,207
Repaid upon maturity	0	0
Repaid early	1,947	2,261
Subrogated by other entities	—	—
Other	2,956	1,946
Additions during the period	10,730	9,115
Originated by the Bank	4,474	2,432
Subrogated from other entities	11	6
Other	6,245	6,677
Balance at 30 June 2021	63,209	24,081
(*)   As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009.
(**)  As the requirements of article 3 of Royal Decree 716/2009 are not meet.

The breakdown of available balances of mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds is as follows:

Million euros
Nominal value (*)
30-06-2021
Potentially eligible (**)	527
Ineligible	1,268
(*) Amounts committed less amounts drawn down, including those amounts only delivered to developers upon sale of the property.
(**) Pursuant to article 3 of Royal Decree 716/2009.

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Other disclosures required by the Bank of Spain
b)   Liabilities
The Bank has not issued any mortgage bonds. The aggregate nominal value of outstanding mortgage covered bonds issued by the Bank, pursuant to Royal Decree 716/2009 and broken down by residual maturity, is as follows:

	30-06-2021
Million euros	Less
	than 3	3 to 5	5 to 10	Over 10	Total
	years	years	years	years
Issued through public offerings:	10,925	8,750	18,627	5,907	44,209
Marketable mortgage covered bonds (1)	10,925	8,750	18,627	5,907	44,209
EIB covered bonds	—	—	—	—	—
Multi-seller bonds	300	—	—	—	300
Other issue	—	—	—	—	—
Marketable mortgage covered bonds	—	—	—	—	—
(-) Issues not recognised under liabilities	—	—	—	—	20,891
Total issued through public offerings and placed in the market	—	—	—	—	23,318
(1)    Recognised under "Financial liabilities at amortised cost - Marketable debt securities", for a cash value of EUR 24,301 million, after deducting unrecognised issues.

At the subject date, the Bank's overcollateralisation stood at 197% (based on all mortgage covered bonds, EUR 44,209 million), compared to the nominal value of the mortgage loan and credit portfolio pending repayment in accordance with Royal Decree 716/2009 (EUR 87,290 million).
None of the mortgage covered bonds issued by the Bank have replacement assets.
The aggregate nominal value of outstanding mortgage transfer certificates issued by the Bank at 30 June 2021, based on residual maturity, is as follows:

	Million euros
30-06-2021	Less than 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
Mortgage transfer certificates	—	—	—	6,511	6,511
Issued through public offerings	—	—	—	—	—
The members of the Board of Directors hereby state that the Bank has implemented policies and procedures to expressly address all activities carried out in respect of the mortgage market issues it performs and to ensure rigorous compliance with mortgage market regulations applicable to these activities as per Royal Decree 716/2009 of April 24, implementing certain aspects of Mortgage Market Law 2/1981 of March 25, and therefore, of Bank of Spain Circular 7/2010 of November 30, along with other regulations governing the mortgage and financial system. In addition, the financial management area defines the Bank's funding strategy.
The risk policies applied to mortgage market transactions foresee maximum loan-to-value limits. In addition, specific policies are in place for each mortgage product, which at times apply even more restrictive limits.
The general policies defined in that respect require that a repayment capacity analysis be carried out for each potential customer. This analysis determines whether the customer's income is sufficient to allow it to settle each repayment required. In addition, the analysis determines whether the customer's income can be considered stable over the entire lifetime of the transaction in question. The indicator used to measure repayment capacity (housing affordability index) of each customer primarily looks at the ratio of the potential debt to the borrowers' income, taking into account both monthly repayments on the requested transaction as well as for other debts held, in comparison with monthly salary income and any other duly-justified income.
In ascertaining the customer's information and creditworthiness, the Bank applies specialised documentary verification tools and procedures (see Note 49 to the Bank's financial statements for the year ended 31 December 2020).

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Other disclosures required by the Bank of Spain
Under the Bank's procedures, an individual appraisal must be carried out by an independent appraisal company for each mortgage loan originated in the mortgage market.
Although under article 5 of Mortgage Market Law 41/2007 any Bank of Spain-certified appraisal company may issue valid valuation reports, under this same article, the Bank of Spain sets out a series of verifications, selecting, among these entities, a smaller group with which it signs collaboration agreements, applying special conditions and automated control mechanisms. The Bank's internal regulations further specify, in detail, each internally-certified appraisal company, along with the pertinent certification requirements and procedures and the specific review controls established. This regulation also governs the functioning of an appraisal committee comprising several Bank areas that engage with these appraisal companies. The purpose of this committee is to regulate and adapt internal rules, as well as these companies' procedures, to the market and business situation.
In this way, the appraisal companies that wish to work with the Bank must have a relevant activity in the mortgage market and in the region in question, pass certain filters in respect of independence criteria, technical capacity and creditworthiness (to ensure their business continuity) and, lastly, successfully complete a series of tests prior to definitive certification.
Moreover, in accordance with the Bank's internal regulations, any appraisal submitted by a potential customer is reviewed, regardless of the issuing company, in order to formally verify that all requirements, procedures and methods employed are suitable for the asset valued, based on prevailing regulations, and that the values reported are in line with market conditions.

Disclosures required under Bank of Spain Circular 6/2012 on sector and geographic concentration of risk
Concentration of risk
The breakdown at 30 June 2021 of the concentration of the Group's risk, by activity and geographic location of counterparties, is as follows:

Million euros	30-06-2021
	Total	Spain	Rest of the European Union	America	Rest of the world
Central banks and Credit institutions	310,823	79,124	59,876	86,797	85,026
Public sector	154,735	36,719	31,699	79,307	7,010
Of which:
Central government	130,238	24,953	29,663	69,183	6439
Other central government	24,497	11,766	2,036	10,124	571
Other financial institutions (financial business activity)	121,288	14,868	39,570	29,324	37,526
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	414,597	123,155	88,177	139,746	63,519
Of which:
Construction and property development	24,740	3,991	3,657	8,289	8,803
Civil engineering construction	5,850	2,779	2,107	817	147
Large companies	242,784	57,687	50,507	92,842	41748
SMEs and individual entrepreneurs	141,223	58,698	31,906	37,798	12,821
Households – other (broken down by purpose)	526,265	87,788	95,352	119,219	223,906
Of which:
Residential	341,954	61,507	35,071	41,127	204,249
Consumer loans	165,751	18,815	57,907	72,932	16,097
Other purposes	18,560	7,466	2,374	5,160	3,560
Total	1,527,708	341,654	314,674	454,393	416,987
(*)  For the purpose of this table, the definition of risk includes the following public balance sheet items: loans and advances to credit institutions, deposits at central banks, loans and advances to customers, debt securities, capital instruments, trading derivatives, hedging derivatives, equity investments and guarantees extended.

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Other disclosures required by the Bank of Spain

	Million euros (*)
			Secured loans
			Net exposure		Loan-to-value (a)
	Total	Unsecured loans	Of which: Mortgage collateral	Of which: Other collateral	Less than or equal to 40%	Greater than 40% and less than or equal to 60%	Greater than 60% and less than or equal to 80%	Greater than 80% and less than or equal to 100%	Greater than 100%
Public sector	20,990	20,307	186	497	64	84	34	497	4
Other financial institutions (financial business activity)	70,597	24,173	1,676	44,748	1,251	1,077	432	42,822	842
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	323,244	185,823	64,196	73,225	25,991	23,041	19,431	51,419	17,539
Of which:
Construction and property development	21,736	2,589	14,065	5,082	5,684	4,711	1,959	5,550	1,243
Civil engineering construction	3,538	2,112	289	1,137	143	274	92	801	116
Large companies	167,472	114,440	18,679	34,353	8,940	6,658	6,910	23,498	7,026
SMEs and individual entrepreneurs	130,498	66,682	31,163	32,653	11,224	11,398	10,470	21,570	9,154
Households – other (broken down by purpose)	522,896	94,318	348,567	80,011	91,793	110,625	123,779	62,509	39,872
Of which:
Residential	341,783	1,960	339,297	526	85,311	104,292	115,293	30,484	4,443
Consumer loans	163,579	90,134	1,740	71,705	3,006	3,788	5,271	27,216	34,164
Other purposes	17,534	2,224	7,530	7,780	3,476	2,545	3,215	4,809	1,265
Total	937,727	324,621	414,625	198,481	119,099	134,827	143,676	157,247	58,257
Memorandum item
Refinanced and restructured transactions	27,747	11,015	12,371	4,361	3,891	2,417	2,514	2,539	5,371
(*)  In addition, the Group has granted customer prepayments amounting to EUR 16,791 million; therefore, the total amount of credits and customer prepayments amounts to EUR 954,518 million.
(**) Includes fair value impairment and losses net balance due to credit risk.

January - June 2021	95

Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander All. Together. Now.

santander.com

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander, S.A. and companies composing Santander Group

98	January - June 2021

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2021 AND 31 DECEMBER 2020
(EUR million)

ASSETS	Note	30-06-2021	31-12-2020
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		183,091	153,839

FINANCIAL ASSETS HELD FOR TRADING	5	102,792	114,945
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	4,838	4,486
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	56,486	48,717
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	114,505	120,953
FINANCIAL ASSETS AT AMORTISED COST	5	1,003,417	958,378
HEDGING DERIVATIVES		5,430	8,325

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		1,434	1,980

INVESTMENTS		7,562	7,622
Joint venture entities		1,620	1,492
Associated entities		5,942	6,130

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		276	261

TANGIBLE ASSETS	7	32,678	32,735
Property, plant and equipment		31,712	31,772
For own-use		12,921	13,213
Leased out under an operating lease		18,791	18,559
Investment properties		966	963
Of which : Leased out under an operating lease		863	793
INTANGIBLE ASSETS	8	16,454	15,908
Goodwill		12,854	12,471
Other intangible assets		3,600	3,437

TAX ASSETS		24,707	24,586
Current tax assets		4,956	5,340
Deferred tax assets		19,751	19,246

OTHER ASSETS		9,889	11,070
Insurance contracts linked to pensions		162	174
Inventories		5	5
Other		9,722	10,891

NON-CURRENT ASSETS HELD FOR SALE	6	5,077	4,445
TOTAL ASSETS		1,568,636	1,508,250

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2021.

January - June 2021	99

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2021 AND 31 DECEMBER 2020
(EUR million)

LIABILITIES	Note	30-06-2021	31-12-2020

FINANCIAL LIABILITIES HELD FOR TRADING	9	68,982	81,167

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	54,131	48,038
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,310,433	1,248,188
HEDGING DERIVATIVES		6,573	6,869

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		427	286

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		1,014	910

PROVISIONS		10,400	10,852
Pension and other post-retirement obligations	10	3,454	3,976
Other long term employee benefits	10	1,407	1,751
Taxes and other legal contingencies	10	2,169	2,200
Contingent liabilities and commitments	14	661	700
Other provisions	10	2,709	2,225
TAX LIABILITIES		9,154	8,282
Current tax liabilities		2,711	2,349
Deferred tax liabilities		6,443	5,933

OTHER LIABILITIES		11,777	12,336

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,472,891	1,416,928

SHAREHOLDERS´ EQUITY		117,552	114,620

CAPITAL	11	8,670	8,670
Called up paid capital		8,670	8,670
Unpaid capital which has been called up		—	—
SHARE PREMIUM		47,979	52,013
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		641	627
Equity component of the compound financial instrument		—	—
Other equity instruments issued		641	627
OTHER EQUITY		165	163
ACCUMULATED RETAINED EARNINGS		60,280	65,583
REVALUATION RESERVES		—	—
OTHER RESERVES		(3,762)	(3,596)
(-) OWN SHARES		(96)	(69)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	3,675	(8,771)
(-) INTERIM DIVIDENDS		—	—

OTHER COMPREHENSIVE INCOME (LOSS)		(32,181)	(33,144)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(4,962)	(5,328)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(27,219)	(27,816)

NON-CONTROLLING INTEREST		10,374	9,846
Other comprehensive income		(1,817)	(1,800)
Other items		12,191	11,646
TOTAL EQUITY		95,745	91,322
TOTAL LIABILITIES AND EQUITY		1,568,636	1,508,250
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		247,154	241,230
Financial guarantees granted		12,121	12,377
Other commitments granted		81,277	64,538

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2021.

100	January - June 2021

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2021 AND 2020
(EUR million)

		Debit (Credit)
	Note	01-01-2021 a 30-06-2021	01-01-2020 a 30-06-2020
Interest income		21,933	24,499
Financial assets at fair value through other comprehensive income		1,292	1,973
Financial assets at amortised cost		19,149	21,255
Other interest income		1,492	1,271
Interest expense		(5,737)	(8,297)
Interest income/ (charges)		16,196	16,202
Dividend income		309	265
Income from companies accounted for using the equity method		163	(135)
Commission income		6,676	6,716
Commission expense		(1,507)	(1,580)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		344	688
Financial assets at amortised cost		77	(27)
Other financial assets and liabilities		267	715
Gain or losses on financial assets and liabilities held for trading, net		347	1,848
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		347	1,848
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		10	27
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		10	27
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		221	(129)
Gain or losses from hedge accounting, net		57	(26)
Exchange differences, net		(85)	(1,335)
Other operating income		1,167	765
Other operating expenses		(1,289)	(1,122)
Income from assets under insurance and reinsurance contracts		769	715
Expenses from liabilities under insurance and reinsurance contracts		(683)	(631)
Total income		22,695	22,268
Administrative expenses		(8,996)	(9,288)
Staff costs		(5,438)	(5,470)
Other general and administrative expenses		(3,558)	(3,818)
Depreciation and amortisation cost		(1,381)	(1,419)
Provisions or reversal of provisions, net		(1,490)	(614)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes		(3,804)	(7,030)
Financial assets at fair value through other comprehensive income		(19)	(3)
Financial assets at amortised cost	5	(3,785)	(7,027)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(130)	(10,241)
Tangible assets		(125)	(93)
Intangible assets		(3)	(10,146)
Others		(2)	(2)
Gain or losses on non financial assets and investments, net		52	27
Negative goodwill recognised in results		—	6
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(32)	(119)
Operating profit/(loss) before tax		6,914	(6,410)
Tax expense or income from continuing operations		(2,474)	(3,928)
Profit/(loss) for the period from continuing operations		4,440	(10,338)
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		4,440	(10,338)
Profit attributable to non-controlling interests		765	460
Profit/(loss) attributable to the parent		3,675	(10,798)
Earnings/(losses) per share	3
Basic		0.20	(0.64)
Diluted		0.20	(0.64)

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended 30 June 2021.

January - June 2021	101

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2021 AND 2020
(EUR million)

	Note	01-01-2021 to 30-06-2021	01-01-2020 to 30-06-2020
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		4,440	(10,338)
OTHER RECOGNISED INCOME AND EXPENSE		946	(7,184)
Items that will not be reclassified to profit or loss	11	390	(696)
Actuarial gains and losses on defined benefit pension plans		885	204
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(8)	(7)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(68)	(880)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		54	12
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(54)	(12)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(129)	65
Income tax relating to items that will not be reclassified		(290)	(78)
Items that may be reclassified to profit or loss	11	556	(6,488)
Hedges of net investments in foreign operations (effective portion)	11	(1,001)	2,524
Revaluation gains (losses)		(1,001)	2,524
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	3,036	(9,499)
Revaluation gains (losses)		3,036	(9,499)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		(230)	774
Revaluation gains (losses)		(651)	3,070
Amounts transferred to income statement		421	(2,296)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(1,914)	(82)
Revaluation gains (losses)		(1,637)	272
Amounts transferred to income statement		(277)	(727)
Other reclassifications		—	373
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		49	(212)
Income tax relating to items that may be reclassified to profit or loss		616	7
Total recognised income and expenses for the year		5,386	(17,522)
Attributable to non-controlling interests		748	(255)
Attributable to the parent		4,638	(17,267)
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended 30 June 2021.

102	January - June 2021

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2021 AND 2020
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2020	8,670	52,013	627	163	65,583	—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2021	8,670	52,013	627	163	65,583	—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322
Total recognised income and expense	—	—	—	—	—	—	—		3,675		963	(17)	765	5,386
Other changes in equity	—	(4,034)	14	2	(5,303)	—	(166)	(27)	8,771	—	—	—	(220)	(963)
Issuance of ordinary shares	—	—	—	—		—	—	—	—	—	—	—	17	17
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	(477)	—	—	—	—	—	—	—	—	—	—	(347)	(824)
Purchase of equity instruments	—	—	—	—	—	—	—	(404)	—	—	—	—	—	(404)
Disposal of equity instruments	—	—	—	—	—	—	7	377	—	—	—	—	—	384
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	(3,557)	—	—	(5,303)	—	89	—	8,771	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(48)		—	—	—	—	—	—	—	—	(48)
Others increases or (-) decreases of the equity	—	—	14	50	—	—	(262)	—	—	—	—	—	110	(88)
Balance as at 30-06-2021	8,670	47,979	641	165	60,280	—	(3,762)	(96)	3,675	—	(32,181)	(1,817)	12,191	95,745

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2021.

January - June 2021	103

GRUPO SANTANDER

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2021 AND 2020
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2019	8,309	52,446	598	146	61,028	—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2020	8,309	52,446	598	146	61,028	—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
Total recognised income and expense	—	—	—	—	—	—	—	—	(10,798)	—	(6,469)	(715)	460	(17,522)
Other changes in equity	—	—	13	26	6,566	—	(598)	(34)	(6,515)	—	—	—	(736)	(1,278)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(279)	(279)
Purchase of equity instruments	—	—	—	—	—	—	—	(454)	—	—	—	—	—	(454)
Disposal of equity instruments	—	—	—	—	—	—	1	420	—	—	—	—	—	421
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	6,566	—	(51)	—	(6,515)	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	4	4
Share-based payment	—	—	—	(56)	—	—	—	—	—	—	—	—	—	(56)
Others increases or (-) decreases of the equity	—	—	13	82	—	—	(548)	—	—	—	—	—	(461)	(914)
Balance as at 30-06-2020	8,309	52,446	611	172	67,594	—	(3,708)	(65)	(10,798)	(1,662)	(30,637)	(1,697)	11,294	91,859

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2021.

104	January - June 2021

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2021 AND 2020
(EUR million)

	Note	30-06-2021	30-06-2020
A. CASH FLOWS FROM OPERATING ACTIVITIES		28,045	45,068
Profit/(loss) for the period		4,440	(10,338)
Adjustments made to obtain the cash flows from operating activities		11,142	24,498
Depreciation and amortisation cost		1,381	1,419
Other adjustments		9,761	23,079
Net increase/(decrease) in operating assets		9,091	116,992
Financial assets held-for-trading		(13,569)	23,047
Non-trading financial assets mandatorily at fair value through profit or loss		280	1,093
Financial assets at fair value through profit or loss		7,447	31,872
Financial assets at fair value through other comprehensive income		(6,313)	6,719
Financial assets at amortised cost		26,923	49,175
Other operating assets		(5,677)	5,086
Net increase/(decrease) in operating liabilities		22,830	148,123
Financial liabilities held-for-trading		(13,014)	25,175
Financial liabilities designated at fair value through profit or loss		6,467	1,171
Financial liabilities at amortised cost		33,692	124,835
Other operating liabilities		(4,315)	(3,058)
Income tax recovered/(paid)		(1,276)	(223)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,678)	(2,845)
Payments		4,022	4,664
Tangible assets	7	3,363	2,538
Intangible assets		593	609
Investments		11	466
Subsidiaries and other business units	2	55	1,051
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		2,344	1,819
Tangible assets	7	1,673	875
Intangible assets		—	—
Investments		286	29
Subsidiaries and other business units		—	526
Non-current assets held for sale and associated liabilities	6	385	389
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(286)	(1,858)
Payments		2,277	4,210
Dividends	3	477	—
Subordinated liabilities		645	2,089
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		404	454
Other payments related to financing activities		751	1,667
Proceeds		1,991	2,352
Subordinated liabilities		1,586	1,853
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		387	421
Other proceeds related to financing activities		18	78
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		3,171	(3,166)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		29,252	37,199
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		153,839	101,067
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		183,091	138,266
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,929	7,002
Cash equivalents at central banks		160,991	114,253
Other financial assets		15,171	17,011
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		183,091	138,266
In which: restricted cash		—	—

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended 30 June 2021.

January - June 2021	105

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the six-month period ended 30 June 2021.

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements for the six-month period ended 30 June 2021 ('interim financial statements') were authorised by Grupo Santander's directors at the board of directors meeting held on 27 July 2021. Grupo Santander's consolidated annual accounts for year 2020 were approved by shareholders at Banco Santander annual general meeting on 26 March 2021.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2020 were approved at the board of directors meeting on 22 February 2021 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2020 and the consolidated results of its operations, and the consolidated cash flows in 2020. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 14 April 2021, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, `IFRS`).
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 3/2018, of 28 June, of the Spanish National Securities Market Commission ('CNMV'). The aforementioned interim financial statements were included in the half-year financial report for the first six months of 2021 to be presented by the Group in accordance with the Circular 3/2018.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first six months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2020.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2020. As indicated in that Note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

106	January - June 2021

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2020 taking into account the standards and interpretations that became applicable during the first six months of 2021, which are detailed below:
- Amendment to IFRS 4 Insurance Contracts, which is aimed at extending the expiry date of the temporary exemption from applying IFRS 9 by two years (from 1 January 2021 to 1 January 2023) for entities whose activities are predominantly insurance-related. This achieves alignment with the effective date of IFRS 17 Insurance Contracts (1 January 2023). It applies from 1 January 2021.
The aforementioned amendment to accounting standards and interpretations has not had a significant effect on Grupo Santander’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 June 2021 were applied in their preparation.
By the time of the preparation and authorisation of these interim financial statements, there was the following standard to be adopted by the European Union whose effective date of implementation by the IASB is 1 January 2021.
–Amendment IFRS 16 Leases: as a result of the covid-19 pandemic, IFRS 16 is amended to allow the lessee to apply a practical expedient and not consider the rental concessions a lease modification whenever the following requirements are met: the revised consideration is the same or less than the consideration prior to the change, the affected payments are prior to 30 June 2021, and there are no substantial changes in the rest of the lease conditions. On 31 March 2021, the IASB published an additional amendment to extend the scope of the practical expedient to 30 June 2022.
The entry into force of the aforementioned amendment to the accounting standard no significant effects on the Group's interim financial statements are expected.
IBOR Reform

Since 2015, central banks and regulators in several major jurisdictions have promoted the transition to suitable replacements for some existing IBOR (Interbank Offered Rates) benchmarks such as Euro Overnight Index Average (EONIA) and London Interbank Offered Rates (LIBORs).

On 27 July 2017, the Chief Executive of the U.K. Financial Conduct Authority (the FCA), which regulates the LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmarks after 2021.

Additionally, on 13 September 2018 the WG euro RFR recommended that the Euro Short Term Rate (€STR) shall replace EONIA. Since 2 October 2019, the date on which the €STR became available, EONIA changed its methodology to be calculated as the €STR plus a spread of 8.5 basis points. This change in EONIA’s methodology is intended to facilitate the market’s transition from EONIA to €STR, with the former expected to be discontinued by the 3 January 2022.

On October 2020, the International Swaps and Derivatives Association (ISDA) launched the IBOR Fallbacks Protocol, which become effective on 25 January 2021, and provide derivatives market participants with new IBOR fallbacks for legacy and new derivatives contracts. Banco Santander S.A. and several subsidiaries have adhered to this protocol.

On December 2020, the European Union Council endorsed new rules amending of the European Union Benchmark Regulation (BMR). The aim of the amendments to the Benchmark Regulation is to make sure that a statutory replacement benchmark can be established by the regulators by the time a systemically important benchmark is no longer in use, and thus protect financial stability on European Union markets. The new rules give the Commission the power to replace so-called 'critical benchmarks', which could affect the stability of financial markets in Europe, and other relevant benchmarks, if their termination would result in a significant disruption in the functioning of financial markets in the European Union. The Commission will also be able to replace third country benchmarks if their cessation would result in a significant disruption in the functioning of financial markets or pose a systemic risk for the financial system in the European Union.

In March 2021, the FCA announced the final dates for the cessation of LIBORs:

–31 December 2021 will see the cessation of publication of USD LIBOR (1-week and 2-month terms), CHF LIBOR (all terms), GBP LIBOR (overnight, 1-week, 2-month and 12-month terms), JPY LIBOR (overnight, 1-week, 2-month, and 12-month terms) and EUR LIBOR (all terms).

–On 31 December 2021 the calculation methodology for some LIBORs will be reformed and will become non-representative: GBP LIBOR (1 month, 3 months and 6 months), JPY LIBOR (1 month, 3 months and 6 months).

–On 30 June 2021 the publication of USD LIBOR (overnight, 12-month and 12-month maturities) will cease and the calculation methodology for USD LIBOR (1-month, 3-month and 6-month maturities) will be reformed and become non-representative.

Interest rate benchmarks have an extended footprint in a significant number of contracts that Santander Group is holding and are used in multiple processes. The most relevant interest rate benchmarks for Santander are EURIBOR, EONIA, USD-LIBOR, GBP-LIBOR, and CHF-LIBOR. Santander Group uses these benchmarks as the reference rate not only for derivatives, but also for loans, discounting products, deposits, collateral agreements and floating rate notes, among others.

January - June 2021	107

The main risks to which Santander is exposed arising from financial instruments because of the transition are: (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and (vii)litigation risks regarding our existing products and services, which could adversely impact our profitability.

In order to monitor the risks and address the challenges of the transition, Santander launched the IBOR Transition Programme in 2019. This programme has a group wide scope and reports on a regular basis to Executive Management involving statutory committees. Its main objective is to ensure a smooth operational transition and to anticipate and address any potential customer and conduct related issues that could arise from the IBOR transition. It also aims to ensure that all impacted areas, business units and geographies understand the risks associated with the transition in a homogeneous way and can take appropriate measures to mitigate them.

This IBOR Transition Programme is aligned with the recommendations, guidance and milestones defined by regulators and working groups of different jurisdictions and is structured around the following areas: Technology & Operations, Legal, Client Outreach, Risk Management & Models, Conduct & Communications and Accounting & Finance.

Additionally, Grupo Santander is engaged with the public and private sector initiatives in connection with IBOR transition. As part of this involvement, Santander participates in the WG Risk Free Rate Groups of different jurisdictions in Europe and America. Santander provides active feedback on the multiple consultations issued by industry forums, market associations, bank associations and other public organisms on this issue.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2020, except for those indicated in these interim financial statements due to the rules that have come into effect during the first six months of the year 2021.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
1.The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
2.The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.
In order to update the estimates described above, Grupo Santander's management took into account the current situation as a result of covid-19, which significantly affects economic activity worldwide and, consequently, Grupo Santander's operations and financial results, as well as generating uncertainty in the estimates made. As a result, Group management has made an assessment of the current situation based on the best information available to date, identifying potential impacts of covid-19 on the main estimates made since the start of the pandemic, as well as for the first half of 2021. For estimates that have not changed during the first six months of this year, details are provided in Note 1.c of the consolidated financial statements for 2020.

108	January - June 2021

From the results of this evaluation, the following aspects stand out:
–Credit risk:
i.Covid-19 management and customer support:
Since the start of the covid-19 health crisis last year, Grupo Santander's priority has been to look after the health of its employees, customers and shareholders, as well as helping to alleviate the economic impact of the pandemic and offering the best solutions to help our customers. The various measures implemented to manage the effects of the pandemic can be grouped into the following areas:
•Identification and classification of clients or groups affected or potentially affected by the pandemic.
•Granting of support measures under both government and internal programmes and close monitoring of the evolution of the customers subject to them, especially after their maturity, to ensure that their potential impairment is correctly reflected in the Group's risk management.
•Remedial management activities where necessary.
•Adaptation and reinforcement of our policies, models and processes relating to the estimation of expected losses and the classification of customers and transactions in order to ensure adequate risk management and hedging under the new environment.
•Improvement and adaptation of reporting, incorporating new metrics and indicators such as those relating to the evolution of the pandemic or the volume and behaviour of moratoria, thus increasing the predictive capacity in relation to the evolution of the Group's risk profile.
Grupo Santander continued to support its customers in the first half of 2021, fostering their economic resilience in all the Group's geographies.
Regarding the moratorium measures granted, the amount at 30 June 2021 was around EUR 104,300 million. Of these, around 66% corresponded to residential mortgages, mainly in the UK where the portfolio has a low average loan to value (LTV) (<50%). The moratoriums granted in consumer lending operations (around EUR 16,400 million, or 16% of the total portfolio) are mainly car loans. The granting of new moratoriums slowed down from the second half of 2020 onwards.
92% of the total moratoriums (about EUR 96,000 million) have already matured by the end of June 2021, showing a good performance, with 5% of them being classified as stage 3 in accordance with IFRS 9. Loans subject to moratorium and not overdue amounted to EUR 8,700 million (mainly in Spain and Portugal), with about EUR 7,500 million maturing at the end of the third quarter.
The continuous interaction and coordination with subsidiaries has been a key asset in the management of this crisis. The experience gained in the fight against the health crisis and its financial consequences in the different geographies has allowed us to share the best practices identified and to implement in an agile and efficient manner those strategies and specific actions that have been most successful, adapted to the local reality of each market.
ii. Estimation of expected loss:
The quantification of additional expected losses of the different credit portfolios was carried out by analysing the losses under IFRS 9 in accordance with the recommendations of the different accounting, regulatory and supervisory bodies. These highlighted the uncertainties surrounding the economic impacts of the covid-19 health crisis, which was also evident in the frequent updates of macroeconomic forecasts, with different perspectives as to the depth and duration of the crisis. Thus, the general recommendation (including IASB, ESMA, EBA and ECB) was not to mechanistically apply the usual techniques for calculating expected losses under IFRS 9, to prevent this variability of the fact that the impact on macroeconomic expectations would result in undesired volatility in outcomes, with its potential pro-cyclical effects on the economy.
When estimating the expected loss, Grupo Santander analyses losses under IFRS 9 taking into account 3 types of elements:
1.Continuous monitoring of clients:
•We continue to monitor and provide solutions to those Group customers whose moratoriums have expired, facilitating the restructuring of their debt for those customers with loans subject to government guarantee programmes that so require. Strict classification and loss recognition criteria are always applied in accordance with our internal rules, current regulations and supervisory recommendations.

January - June 2021	109

•Progress continued to be made in the processes of assessing and classifying our customers at the individual and sectoral level, following the various collective analyses carried out during the year. To this end, the behaviour of customers and the collective analyses carried out are continuously monitored, identifying and classifying on an individual basis those customers showing signs of impairment. As some of the uncertainties generated by the pandemic are cleared up, there will be a progressive move away from collective analyses towards a more individualised identification of deterioration.
2. Foresight
•In this regard, when estimating the impact of macroeconomic information on the calculation of provisions under IFRS 9, the Group has continued to use macroeconomic scenarios based on the structural deterioration of the economy, following the guidance of supervisors and regulators in terms of a long-run view in the generation of scenarios. This structural view is generated through a more stable long-term outlook, reflecting the structural deterioration caused by the pandemic. For this purpose, for each geography, the point at which the macro, as represented by GDP and other relevant variants, recovers its potential growth trend is analysed, taking into account seasonal factors applicable to each economy.
3. Additional elements
•Whenever they are necessary because they have not been captured under the two previous elements, they include, among others, the collective analysis including review of the sectors most affected by the pandemic, whenever their impacts have not been sufficiently captured by the macroeconomic scenarios. Also collective impairment assessment, whenever the potential deterioration in a group of customers cannot be identified individually.
With the elements indicated above, the Group assesses the evolution of the credit quality of its customers in each of the geographical areas, for the purposes of their classification in phases in accordance with IFRS9 and consequently the calculation of the expected loss.
iii. Quantification of additional provisions by covid-19:
Numerous international authorities and supervisors noted the importance of cautiously adapting and applying accounting and prudential policies to the containment measures put in place to deal with the effects of the covid-19 health crisis.
Considering these guidelines, Grupo Santander accounted for potential expected losses based on long-term stable macroeconomic forecasts, once the structural deterioration of the economy has materialised, through a subsequent overlay of the model, complemented by a collective and/or individual assessment in order to reflect a more accurate situation, specifically to recognise expected credit losses on assets that may have suffered a significant increase in credit risk (SCIR). In the case of collective assessment, without the need to identify which individual financial instruments suffered such SCIR.
Such an overlay was considered the best option to recognise the increase in expected loss, as a mechanical application of the expected credit loss (ECL) methodology in the current context could have led to undesired volatility or unexpected results due to the lack of reliable information. Therefore, the additional provisions associated with different macroeconomic scenarios have been calculated using internal models; however, the above-mentioned overlay to the monthly IFRS 9 calculation has been considered to improve the control and monitoring of the accuracy of the expected credit loss estimation.
The Group monitors the macroeconomic evolution in each of the geographies where it is present, and the adequacy of the provisions set up as indicated in the previous sections to the observed and expected impairment of its portfolios. As the relationship between the macroeconomic evolution, the models and the resulting provisions normalizes, the different units of the Group will progressively return in the coming quarters to the application of the IFRS 9 calculation processes in place prior to the outbreak of the pandemic.
–Market risk:
The evolution of financial markets during the first semester of 2021 has maintained the trend of previous quarters, with a normalisation of conditions after the tensions experienced during the first half of 2020. No significant increases in volatility, reductions in liquidity or reduced access to price sources and real market transactions for an appropriate valuation of our portfolios have been observed in the main risk factors present in our portfolios. Nor have we seen greater dispersion among the various price contributors and credit spreads have maintained their downward trend in a macroeconomic environment confident of economic recovery after the crisis of the last year.
As a result, there has been no significant impact on the fair value hierarchy and most markets, underlying and maturities have maintained their classification, in line with our observability and significance criteria. Reclassifications between levels have been concentrated and not significant on specific positions for which there may have been a change in observability conditions or a change in access to reliable valuation sources.

110	January - June 2021

Nevertheless, the evolution of the markets, their liquidity and the observability conditions of the valuation inputs continue to be rigorously and exhaustively monitored in order to apply the criteria established in Grupo Santander for the classification of assets and liabilities measured at fair value and to anticipate any possible changes in current market conditions.
The levels of risk measured in terms of VaR in all the Grupo Santander's units are at historically low levels. During the first semester of the year, positions in the portfolio remained low, with low use of the authorised risk limits. Grupo Santander's treasury activity continued to be concentrated in low complexity instruments and focused on providing services to our corporate clients, mainly in interest rate and FX risk factors. Although in the time window used to calculate VaR levels the high volatility scenarios observed last year due to the covid-19 crisis are maintained, exposure to risk is at historical lows of the last few years, approximately EUR 8.7 million (VaR 1d 99%) at the end of the semester .
–Tax matters:
In Spain, in June the tax assessments for corporate income tax financial years 2012-2015 were partially signed in disagreement. Banco Santander, S.A., as the parent of the Consolidated Tax Group, considers that these assessments should not have a significant impact on the consolidated financial statements or on capital, as there are sound defensive arguments in the appeals that will be filed.
During the six-month period ended 30 June 2021, there have been no additional significant changes in the estimates made at the end of 2020, other than those indicated in this interim financial information.
d)    Contingent assets and liabilities
Note 2.o to Grupo Santander's consolidated annual accounts for the year ended 31 December 2020 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2020 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information in Note 3.b regarding the outstanding shares on June 2020 has been restated due to the capital increase described in Note 31.a of the consolidated annual accounts for year 2020 in accordance with IAS 33 Earnings per share.
Additionally, the segment information corresponding to the period ended 30 June 2020 were restated for comparative purposes in accordance with the Group's new organizational structure, as required by IFRS 8 (see Note 12).
In order to interpret the changes in the balances with respect to 31 December 2020, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 50.b to the consolidated annual accounts for the year ended 31 December 2020) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2021: Mexican peso (3.61%), US dollar (3.45%), Brazilian real (7.28%), Argentine peso (-9.14%), Pound sterling (4.63%), Chilean peso (1.00%) and Polish zloty (0.90%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (-2.93%), US dollar (-8.57%), Brazilian real (-17.51%), Argentine peso (-35.51%), Pound sterling (0.74%), Chilean peso (3.11%) and Polish zloty (-2.80%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the six-month period ended 30 June 2021.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the six-month period ended 30 June 2021.
h)    Events after the reporting period
From 1 July 2021 until the date of approval of the interim financial statements for the six-month period ended 30 June 2021, it is worth mentioning the following significant events:
•On July 2, Santander Holdings USA, Inc (the parent company that groups Grupo Santander's businesses in the United States) announced an offer to acquire all the shares of Santander Consumer USA Holdings, Inc that it does not currently own at a price of USD 39 per share. At the time of the announcement Santander Holdings USA, Inc owns 80% of Santander Consumer USA. If all minority shareholders accept the offer, the transaction would represent a cash outlay for the Group of USD 2,358 million (equivalent to approximately EUR 2,000 million).

January - June 2021	111

•On July 15, Grupo Santander announced that its subsidiary Santander Holdings USA, Inc (the parent company that groups the Group's businesses in the US) has reached an agreement to acquire independent fixed income broker Amherst Pierpoint Securities through the purchase of its parent Pierpoint Capital Holdings LLC for a total amount of approximately USD 600 million (around EUR 500 million). The transaction, subject to regulatory approvals and customary closing conditions, is expected to be completed by the end of the first quarter of 2022.

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2020 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2020, 2019 and 2018.
The most significant transactions carried out during the first six months of 2021 or pending execution at 30 June 2021 are described below:
Tender offer for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico
On 26 March, Banco Santander, S.A. announced its intention to make a tender offer for all shares of Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander México') that are not owned by Grupo Santander, representing approximately 8.3% of the share capital of Santander México. On 8 June, Banco Santander, S.A. announced that, in order to provide a liquidity window for those investors who would like to exit their positions in the short term at the offered price, it intends to launch the Tender Offer as a voluntary tender offer pursuant to article 97 of the Mexican Securities Market Law, instead of a delisting tender offer, as previously announced. As a result, the Tender Offer will cease to be a delisting tender offer and, therefore, will no longer be subject to the approval of at least 95% of the existing capital of Santander México.

The expected consideration for shareholders accepting the offer will be MXN 24 (approximately EUR 1) for each Santander Mexico share (and its equivalent for each American Depositary Share, securities listed on the New York Stock Exchange). If all the shares held by minority shareholders accept the offer, considering the currently envisaged, the acquisition of 8.3% would imply an investment by Banco Santander, S.A. of approximately MXN 13.19 billion (approximately EUR 550 million).
The transaction is expected to close in the second semester of 2021. The commencement of the offer and the offer itself will be subject to customary regulatory conditions and approvals.

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first six months of 2021 and 2020 was as follows:

	30-06-2021			30-06-2020
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	5.50%	0.0275	477	—	—	—
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	5.50%	0.0275	477	—	—	—
Dividend paid out of profit	—	—	—	—	—	—
Dividend paid with a charge to reserves or share premium	5.50%	0.0275	477	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
In May 2021, the Bank paid a dividend of 2.75 euro cents per share in cash for the 2020 financial year against share premium of EUR 477 million (see ECPN and Note 11), which is the maximum amount allowed under the limit set by the European Central Bank's recommendation of 15 December 2020. This payment was made in execution of the premium distribution resolution approved at the Bank's General Meeting of Shareholders held on 27 October 2020.

112	January - June 2021

b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-06-2021	30-06-2020
Profit attributable to the Parent (EUR million)	3,675	(10,798)
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(271)	(278)
	3,404	(11,076)
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	3,404	(11,076)
Weighted average number of shares outstanding	17,309,951,841	16,598,649,355
Impact factor correction (a)	Not applicable	721,680,407
Adjusted number of shares	17,309,951,841	17,320,329,762
Basic earnings per share (euros)	0.20	(0.64)
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.20	(0.64)
(a) Correction factor for the capital increase on 3 December 2020 (see note 1.e).

January - June 2021	113

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-06-2021	30-06-2020
Profit attributable to the Parent (EUR million)	3,675	(10,798)
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(271)	(278)
	3,404	(11,076)
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	3,404	(11,076)
Weighted average number of shares outstanding	17,309,951,841	16,598,649,355
Dilutive effect of options/receipt of shares	48,815,931	Not applicable
Impact factor correction (a)	Not applicable	721,680,407
Adjusted number of shares	17,358,767,772	17,320,329,762
Diluted earnings per share (euros)	0.20	(0.64)
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.20	(0.64)
(a) Correction factor for the capital increase on 3 December 2020 (see note 1.e).

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2020 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2020.
Following is a summary of the most significant data on the remunerations and benefits for the six months ended 30 June 2021 and 2020:
Remuneration of members of the board of directors (1)

	Thousand euros
	30-06-2021	30-06-2020
Members of the board of directors: (2)(3)(4)(5)(6)(7)(8)(9)
Remuneration concept
Fixed salary remuneration of executive directors	3,234	2,859
Variable salary remuneration of executive directors	—	—
Directors fees	590	605
Bylaw-stipulated emoluments (annual emolument)	1,857	1,637
Other (except insurance premiums)	1,236	1,416
Sub-total	6,917	6,517
Transactions with shares and/or other financial instruments	—	—
	6,917	6,517
(1)The Notes to the consolidated annual accounts for 2021 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)Mr Rodrigo Echenique ceased to be a non-executive director on 22 December 2020.
(3)Mr Sergio Rial was appointed as executive director since 30 May 2020.
(4)Mr Luis Isasi was appointed as director since 19 May 2020.
(5)Mr Guillermo de la Dehesa ceased to be a director on 3 April 2020.
(6)Mr Ignacio Benjumea ceased to be a director on 5 May 2020.
(7)Ms Esther Giménez-Salinas ceased to be a director on 27 October 2020.
(8)Ms Gina Díez was appointed as director since 22 December 2020.
(9)Mr Ramón Martín Chávez was appointed as director since 27 October 2020.

114	January - June 2021

Other benefits of members of the board of directors

	Thousand euros
	30-06-2021	30-06-2020
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	73	34
Pension funds and plans: Endowments and/or contributions (1)	912	1,010
Pension funds and plans: Accumulated rights (2)	68,317	79,015
Life insurance premiums	677	896
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during the first six months of 2021 and 2020 in respect of retirement pensions and complementary benefits for widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 June 2021 and 30 June 2020 rights accrued for this concept for EUR 50,107 thousand and EUR 56,778 thousand, respectively.
Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 June 2021 and 2020, excluding the executive directors:

	Thousand euros
	30-06-2021	30-06-2020
Senior management (1)
Total remuneration of senior management (2)	14,014	15,275
(1)  Remunerations received during the first six months by members of the senior management who ceased in their functions by 30 June 2021, amounted to 2,690 thousand euros (EUR 2,822 thousand at 30 June 2020).
(2)   The number of members of Banco Santander's senior management, excluding executive directors, is 16 as at 30 June 2021 (30 June 2020: 17).
The variable annual remuneration (or bonuses) received for fiscal year 2020, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2021 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	Thousand euros
	30-06-2021	30-06-2020
Senior management (1)
Pension funds: Endowments and / or contributions (2)	2,917	2,987
Pension funds: Accumulated rights (3)	57,372	55,229
(1)Remunerations received as endowments and/or contributions to pension funds during the first six months by members of the senior management who ceased in their functions by 30 June 2021, amounted to EUR 195 thousand (EUR 178 thousand at 30 June 2020).
(2)Corresponds to the allocations and/or contributions made during the first six months of 2021 and 2020 as retirement pensions.
(3)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 June 2021 and 30 June 2020 rights accumulated for this same concept for EUR 132,597 thousand and EUR 160,278 thousand, respectively.

January - June 2021	115

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 June 2021 and 31 December 2020 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-06-2021
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	54,867
Equity instruments	13,545	3,607		2,751
Debt instruments	34,114	810	2,763	103,549	29,038
Loans and advances	265	421	53,723	8,205	974,379
Central Banks	—	—	4,881	—	13,548
Credit institutions	—	—	23,910	—	40,136
Customers	265	421	24,932	8,205	920,695
Total	102,792	4,838	56,486	114,505	1,003,417

	EUR million
	31-12-2020
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	67,137
Equity instruments	9,615	3,234		2,783
Debt instruments	37,894	700	2,979	108,903	26,078
Loans and advances	299	552	45,738	9,267	932,300
Central Banks	—	—	9,481	—	12,499
Credit institutions	3	—	12,136	—	37,838
Customers	296	552	24,121	9,267	881,963
Total	114,945	4,486	48,717	120,953	958,378

116	January - June 2021

Following is the gross exposure of financial assets subject to impairment stages at 30 June 2021 and 31 December 2020:

	EUR million
	30-06-2021				31-12-2020
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	111,684	29	101	111,814	118,150	6	50	118,206
Debt instruments	103,554	1	6	103,561	108,903	6	6	108,915
Loans and advances	8,130	28	95	8,253	9,247	—	44	9,291
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—
Customers	8,130	28	95	8,253	9,247	—	44	9,291
Financial assets at amortised cost	927,729	66,964	32,045	1,026,738	884,892	66,170	30,670	981,732
Debt instruments	28,773	118	435	29,326	25,889	66	395	26,350
Loans and advances	898,956	66,846	31,610	997,412	859,003	66,104	30,275	955,382
Central Banks	13,548	—	—	13,548	12,499	—	—	12,499
Credit institutions	40,142	—	—	40,142	37,845	—	1	37,846
Customers	845,266	66,846	31,610	943,722	808,659	66,104	30,274	905,037
Total	1,039,413	66,993	32,146	1,138,552	1,003,042	66,176	30,720	1,099,938
On 30 June 2021, Grupo Santander has EUR 502 million (EUR 497 million on 31 December 2020) of exposure in impaired assets purchased with impairment, of which 431 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the six-month periods ended 30 June 2021 and 2020, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-06-2021	30-06-2020
Balance as at beginning of period	23,849	22,713

Impairment losses charged to income for the period	4,384	7,441
Of which:
Impairment losses charged to income	9,778	12,616
Impairment losses reversed with a credit to income	(5,394)	(5,175)
Write-off of impaired balances against recorded impairment allowance	(4,353)	(5,183)
Exchange differences and other	(57)	(1,716)

Balance as at end of period	23,823	23,255

Of which, relating to:
Impaired assets	14,101	13,571
Other assets	9,722	9,684

Of which:
Individually calculated	3,077	3,358
Collectively calculated	20,746	19,897

January - June 2021	117

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 June 2021 and 30 June 2020:

	EUR million
	30-06-2021
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,252	5,672	13,647	23,571
Transfers between stages	(474)	747	2,273	2,546
Variation due to credit risk	473	(904)	2,269	1,838
Write-offs	—	—	(4,353)	(4,353)
Exchange differences and other	(104)	33	(2)	(73)
Carrying amount at end of period	4,147	5,548	13,834	23,529

	EUR million
	30-06-2020
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,835	4,474	13,933	22,242
Transfers between stages	(722)	694	2,622	2,594
Variation due to credit risk	2,328	(327)	2,911	4,912
Write-offs	—	—	(5,057)	(5,057)
Exchange differences and other	(333)	(290)	(1,093)	(1,716)
Carrying amount at end of period	5,108	4,551	13,316	22,975
Previously written-off assets recovered during the first six months of 2021 and 2020 amount to EUR 599 million and to EUR 543 million, respectively. In addition, during the first six months of 2020 an amount of EUR 129 million was recognized in the account for losses due to renegotiation or contractual modification. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 3,785 million and EUR 7,027 million during the first six months of 2021 and 2020, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the six-month periods ended 30 June 2021 and 2020, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-06-2021	30-06-2020
Balance as at beginning of period	31,168	33,184
Net additions	4,842	5,586
Written-off assets	(4,353)	(5,183)
Exchange differences and other	819	(1,407)
Balance at end of period	32,476	32,180
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

118	January - June 2021

d)    Guarantees received
Following is the breakdown of the value of the guarantees received to ensure the collection of the financial assets that comprise the heading of financial assets at amortized cost, distinguishing between real guarantees and other guarantees as of 30 June 2021 and 31 December 2020:

	EUR million
	30-06-2021	31-12-2020
Real guarantees value	574,360	537,216
Of which: Impaired	12,239	12,106
Other guarantees value	85,342	82,314
Of which: Impaired	1,751	1,253
Total value of the guarantees received	659,702	619,530
e)     Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 June 2021 and 31 December 2020:

	EUR million		EUR million
	30-06-2021		31-12-2020
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	974,379	981,129	932,300	940,258
Debt instruments	29,038	29,367	26,078	26,532
ASSETS	1,003,417	1,010,496	958,378	966,790
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 50.c of the consolidated annual accounts for the year 2020.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 30 June 2021 and 31 December 2020 is as follows presented by nature:

	EUR million
	30-06-2021	31-12-2020
Tangible assets	4,369	4,445
Of which:
Foreclosed assets	3,963	4,081
Of which: Property assets in Spain	3,370	3,485
Other tangible assets held for sale	406	364
Other assets	708	—
	5,077	4,445
On 30 June 2021, the allowance recognised for the non-current tangible assets held for sale represented the 47.4% (31 December 2020: 48.0%). The charges recorded in the first six months of 2021 and 2020 amounted to EUR 84 million and EUR 167 million, respectively, and the recoveries undergone during those periods amount to EUR 17 million and EUR 19 million, respectively.

January - June 2021	119

7.   Tangible assets
a)   Changes in the period
In the first six months of 2021 and 2020, tangible assets (rights of use are not included) were acquired for EUR 3,363 million and EUR 2,538 million, respectively.
Also, in the first six months of 2021 and 2020 tangible asset items were disposed of with a carrying amount of EUR 1,621 million and EUR 848 million respectively, giving rise to a net gain of EUR 52 million and EUR 27 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 June 2021 and 2020, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 June 2021, Grupo Santander has tangible assets under lease for the amount of EUR 2,784 million (EUR 2,837 million at 31 December 2020).
d) Tangible asset impairment
In the first semester of 2021, EUR 125 million of tangible asset impairment was recognised in the tangible asset impairment line.
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 June 2021 and 31 December 2020, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-06-2021	31-12-2020
Banco Santander (Brazil)	3,386	3,109
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,314	1,314
Santander Bank Polska	1,114	1,104
Santander Portugal	1,040	1,040
Santander España	1,027	1,027
Santander Consumer USA	935	904
Santander UK	619	592
Santander Bank National Association	614	594
Banco Santander Chile	577	571
Grupo Financiero Santander (Mexico)	414	399
Santander Consumer Nordics	220	216
Other entities	150	157
Total Goodwill	12,854	12,471
During the first half of 2021 there has been an increase in goodwill of EUR 383 million, mainly due to exchange differences (Note 11), which, in accordance with current regulations, have been recognised with a credit to Other comprehensive income - Items that may be reclassified to profit or loss - Foreign currency translation in equity through the condensed consolidated statement of recognised income and expense.
Note 17 to the consolidated annual accounts for the year ended 31 December 2020 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
The accounting standard (IAS 36) requires that a cash‑generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired.
Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indicators of impairment, Grupo Santander's directors concluded that in the first six months of 2021 there were no impairment losses which required recognition (see Note 1.c.).

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During the second quarter of 2020, considering the economic and business environment resulting from covid-19, market conditions and the existing economic uncertainty, an impairment test was performed for certain CGUs. As a result, the Group recognised goodwill impairment of EUR 10,100 million, mainly associated with Santander UK, Santander Bank Polska, Santander Bank, National Association, Santander Consumer USA and Santander Consumer Nordics.
9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 June 2021 and 31 December 2020, presented by nature and categories for valuation purposes:

	EUR million
	30-06-2021			31-12-2020
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	52,440			64,469
Short Positions	16,542			16,698
Deposits	—	48,640	1,038,892	—	43,598	990,391
Central banks	—	3,189	124,947	—	2,490	112,804
Credit institutions	—	7,446	57,823	—	6,765	62,620
Customer	—	38,005	856,122	—	34,343	814,967
Debt instruments	—	5,491	237,739	—	4,440	230,829
Other financial liabilities	—	—	33,802	—	—	26,968
Total	68,982	54,131	1,310,433	81,167	48,038	1,248,188

b)   Information on issues, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-06-2021	31-12-2020
Bonds and debentures outstanding	194,860	191,577
Subordinated	23,383	21,686
Promissory notes and other securities	24,987	22,006
Total debt instruments issued	243,230	235,269
The detail, at 30 June 2021 and 2020, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2021 and 2020:

	EUR million
	30-06-2021
	Opening balance at 01-01-21	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-06-21
Bonds and debentures outstanding	191,577	—	33,415	(32,496)	2,364	194,860
Subordinated	21,686	—	1,578	—	119	23,383
Bonds and debentures outstanding and subordinated liabilities issued	213,263	—	34,993	(32,496)	2,483	218,243

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	EUR million
	30-06-2020
	Opening balance at 01-01-20	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-06-20
Bonds and debentures outstanding	208,455	—	39,109	(36,749)	(4,574)	206,241
Subordinated	20,878	—	1,853	(1,615)	(639)	20,477
Bonds and debentures outstanding and subordinated liabilities issued	229,333	—	40,962	(38,364)	(5,213)	226,718

At 12 May 2021, Banco Santander placed the issue contingently convertible preference shares into newly issued ordinary shares of the Bank, previously announced, for a total nominal amount of EUR 1,578 million, issued in a US Dollar Series of USD 1,000 million (EUR 828 million at the exchange rate on the day of the issue) and a Euro Series of EUR 750 million.
The issuance is carried out at par and the remuneration of PPCC, whose payment is subject to certain conditions and is also discretionary, has been fixed (i) for the Dollar Series at 4.750% per annum for the first six years, revised every five years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate (5-year UST) and (ii) for the Euro Series at 4.125% per annum for the first seven years, revised every five years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.
At 12 March 2020, Banco Santander proceeded to redeem early and voluntarily the entire outstanding issue of Tier 1 Contingently Convertible Preferred Participations Series I/2014, for a total nominal amount of EUR 1,500 million.
In January 2020, Banco Santander carried out a placement of contingently convertible preferred participations into newly issued ordinary shares of Banco Santander (the 'PPCCs'), excluding the pre-emptive subscription rights of its shareholders and for a nominal amount of EUR 1,500 million (the 'Issue' and the 'PPCCs').
The Issue was made at par and the remuneration of the PPCCs, the payment of which is subject to certain conditions and is also discretionary, was set at 4.375% per annum for the first six years, revised every five years thereafter by applying a margin of 453.4 basis points over the 5-year Mid-Swap Rate .
c)    Other issues guaranteed by Grupo Santander
At 30 June 2021 and 2020, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 June 2021 and 31 December 2020:

	EUR million
	30-06-2021		31-12-2020
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,038,892	1,037,223	990,391	990,807
Debt instruments	237,739	246,161	230,829	241,174
Liabilities	1,276,631	1,283,384	1,221,220	1,231,981
Additionally, other financial liabilities are accounted for EUR 33,802 million and EUR 26,968 million as of 30 June 2021 and 31 December 2020, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 50.c of the consolidated annual accounts for 2020, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2020 to 30 June 2021, is mainly due to lower net actuarial losses as a result of changes in actuarial assumptions (see Note 11.d).

122	January - June 2021

b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 June 2021 and at 31 December 2020 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	30-06-2021	31-12-2020
Provisions for taxes	609	600
Provisions for employment-related proceedings (Brazil)	432	437
Provisions for other legal proceedings	1,128	1,163
Provision for customer remediation	625	395
Regulatory framework-related provisions	24	69
Provision for restructuring	1,114	810
Other	946	951
	4,878	4,425
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, the estimated cost of the Banco Popular Español, S.A.U. floor clauses and the estimated cost claim's cost made on CHF index-linked loan contracts in Poland. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is generally based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to Financial Services Compensation Scheme (FSCS) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.
The provisions for restructuring include only the direct costs arising from restructuring processes by the various Group companies.
Qualitative information on the main litigation is provided in Note 10.c.
Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.
The main changes in provisions in the first six months of 2021 are as follows:
Regarding the provisions for labour processes and others of a legal nature, Brazil has charged EUR 83 million and EUR 69 million, respectively, making payments of EUR 138 million and EUR 131 million, respectively.
Regarding the provisions arising for customer remediation Poland has registered EUR 154 million in the six first months of the year in order to cover the mortgage portfolio in CHF.
Regarding in provisions constituted by regulatory framework, EUR 46 million in the first six months of 2021 in United Kingdom has been used (Bank Levy and FSCS). In addition, EUR 64 million have been charged and paid in the first six months of 2021 in Poland.
In addition, the restructuring provision includes the provisions made mainly in the United Kingdom and Portugal, as well as the payments made by the Group in the first half of the year.

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c)    Litigation and other matters
i. Tax-related litigation
At 30 June 2021 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. These claims are fully provisioned.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.

124	January - June 2021

•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamentos S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices was submitted. The notice related to the fiscal years 2014 and 2015 has already been appealed at the CARF, meanwhile the one related to the fiscal years of 2016 to 2018 is pending on judgment. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 889 million, and for lawsuits that qualify as contingent liabilities is EUR 3,632 million.
•Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On 17 July 2018, the District Court finally ruled against Santander Holdings USA, Inc. On September 5, 2019 the Federal District Court in Massachusetts entered a judgement resolving the Company’s tax liability for fiscal years 2003 to 2005, which had no effect on income. The Company has agreed to resolve the treatment of the same transactions for 2006 and 2007, consistent with the September 5, 2019 judgment. The Congressional Joint Committee on Taxation has completed its review of the proposed resolution of the 2006 and 2007 tax years, with no objection. The IRS finalized its administrative process to close-out the issue, which resulted in no impact on net income.
•Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Advocate-General has issued his conclusions proposing the dismissal of the appeal. The dismissal of this appeal would not have effect on equity.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings are also in progress.
ii. Non-tax-related proceedings
At 30 June 2021 the main non-tax-related proceedings concerning the Group were as follows:
• Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. At 30 June 2021, the remaining provision for PPI redress and related costs was GBP 37 million (EUR 43 million) (2020: GBP 76 million – EUR 87 million). There was no additional provision in the first semester of 2021.
At 30 June 2021, the outstanding activities which drive the ongoing provision requirement relate to the final aspects of complaints close-down activity and the ongoing commercial negotiation with the Official Receiver. Although the deadline for bringing complaints has passed, customers can still commence litigation for PPI mis-selling. Provision has been made for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. There are ongoing factual issues to be resolved regarding such litigation which may have legal consequences including the volume and quality of future litigation claims. As a result, the extent of the potential liability and amount of any compensation to be paid continues to have a significant uncertainty component.
In relation to a specific PPI portfolio of complaints, there is a legal dispute regarding allocation of liability for pre-2005 PPI policies underwritten by two affiliates (Axa France) that Axa Group acquired from Genworth Financial International Holdings, Inc. in September 2015. The dispute involves a Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was the distributor of the refer pre-2005 PPI policies and Santander Insurance Services UK Limited (the Santander Entities).
In July 2017, Santander UK plc notified Axa France that the Santander Entities did not accept liability for losses on PPI policies relating to this period, but entered in a Complaints Handling Agreement –that included a standstill agreement- agreeing to handle complaints on Axa affiliates behalf, paying these latter companies redress assessed to be due to relevant policyholders on a without prejudice basis.
After the termination of the Complaints Handling Agreement, on 30 December 2020 Axa France has provided written notice to the Santander Entities to terminate the standstill agreement. On 5 March 2021, the Santander Entities were served with a Claim Form and Brief Details of Claim by AXA France, claiming that the Santander Entities are liable to reimburse AXA France for pre-2005 PPI mis-selling losses, currently estimated at GBP 636 million (EUR 739 million). On 22 March 2021, the Santander Entities acknowledged service of the claim and notified the court of their intention to defend the claim in full and have issued an application for Axa Frances’s claim to be struck out/summarily dismissed. This dispute is at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The regulatory and other provision includes our best estimate of the Santander UK’s liability to PPI and portfolio claims.

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•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claimed the Bank to repay EUR 56.8 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. The procedure in its first instance, in which the two crossed claims will be resolved, is completed pending judgement. In 2009, Mobiliaria Monesa, S.A. (parent of Delforca) filed a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labour Court and the High Employment Court (TST) ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (STF) rejected the extraordinary appeal filed by Banco Santander Brasil.
The Bank filed a rescissory action to nullify the decisions of the main proceedings and suspend the execution of the judgment, which was deemed inadmissible, therefore its execution was suspended. The rescissory action was dismissed and a motion for clarification was filed, due to the absence of an explicit argument to deny the rescissory action filed by the Bank. After the decision of the motion for clarification, the Bank filled an extraordinary appeal in the rescissory action in February 2021, which was denied in an interlocutory decision in June 2021 by the TST. As the Bank understands that there is a conflict between the TST decision and the STF, an appeal will be made.
At this moment we have the legal opinion of the bank's external advisers, who have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of today.
•'Planos Económicos': like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from May 2018. On 29 May 2020, the Supremo Tribunal Federal approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the “Collor I Plan”. The provisions recorded for the economic plan processes are considered to be sufficient. The provisions recorded for the economic plan processes are considered to be sufficient.
•Floor clauses: in consequence of the acquisition of Banco Popular Español, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 2 January, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. At 30 June 2021, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 49.6 million, amount which is fully covered by provisions.
•Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3 of the 2018 consolidated annual accounts, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U..
At this stage, it is not possible to foresee the total number of claims that could be filed by the former holders of shares and capital instruments (arising from the acquisition by investors of such shares and capital instruments of Banco Popular prior to resolution, including in particular, without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), and their economic implications (especially considering that the decision to resolve in application of the new regulation has no precedent, and that it may be possible that future claims do not specify a specific amount, put forward new legal interpretations or involve a large number of parties).

126	January - June 2021

In this respect, on 2 September 2020, the Provincial Court of La Coruña has referred a preliminary ruling to the Court of Justice of the European Union (“CJEU”) asking for the correct interpretation of Article 60(2) of Directive 2014/59/EU of the European Parliament and of the Councill, dated 15 May 2014, which establishes a framework for the restructuring and resolution of credit institutions and investment firms. This article establishes that, in cases of redemption of capital instruments in a bank resolution, no liability shall remain in relation to the amount of the instrument that has been redeemed. The judgement given by the CJEU in this case is likely to condition the outcome on the judicial proceedings that are currently open.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The provisions recorded are considered sufficient to cover the risks associated with the court claims that can be estimated to date. However, if additional amounts have to be paid for claims already raised with an undetermined economic interest or for new claims, this could have a significant adverse effect on the Santander Group's results and financial situation.
Likewise, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with pre-emptive subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court who have rejected the appeal. In this procedure, Banco Santander has the status of possible subsidiary civil liability.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•IRPH Index: a portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the “Índice de Referencia de Préstamos Hipotecarios” known as “IRPH,” which, at the time the contracts were entered into, served as reference rate for many mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish banking sector alleging that the use and related disclosures of such rate did not comply with the transparency requirements of European regulation. On 14 December 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter was referred to the Court of Justice of the European Union through a preliminary ruling procedure. On 3 March 2020 the CJEU rendered its decision.
The CJEU ruled that, being the IRPH a valid index, national courts are entitled to examine its use on each particular contract in order to verify whether the transparency requirements have been met. When carrying out the transparency control, national courts have to take into account all the circumstances surrounding the conclusion of the particular contract, including whether essential information relating to the calculation of that rate was easily accessible and the provision of data relating to past fluctuations of the index. Finally, with regards to the effects of nullity of an IRPH index clause, the CJUE entitles national courts to substitute it with another statutory index, thus not declaring the nullity of the whole contract.
On 12 November 2020, the Supreme Court has issued four judgments applying the doctrine established by the CJUE that resolve individual appeals in which the validity of the IRPH clauses was questioned. The Court understands that in those cases there is a lack of transparency because the financial institutions had not been able to prove the delivery to the client of the information on the evolution of the index in the two years prior to the contract. However, the Supreme Court reminds that the lack of transparency does not automatically imply the invalidity of the clause, but rather it is necessary to analyze whether this lack of transparency generates abusiveness. The Supreme Court resolves that in the case of the IRPH, that specific lack of transparency does not mean that the clause is abusive to the detriment of the client, so the clause is valid and fully applicable.
Currently, the balance of the relevant mortgage indexed to IRPH loans held by the Group, equals approximately EUR 2.8 billion.
•Banco Santander, S.A. has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant seeks compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. has answered to the complaint. In this answer, it is stated that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. The trial took place on 19 May 2021. The claimant waived specific performance of the alleged contract. The trial was suspended because of two witnesses' failure to appear and it will begin again when a new date for hearing their evidence is agreed.

January - June 2021	127

•Universalpay Entidad de Pago, S.L. has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and in claim of quantity. The claim is processed in the Court of First Instance no. 81 of Madrid, ordinary procedure 156/2021. The MAA was originally subscribed by Banco Popular Español, S.A.U. and its purpose is the business of acquiring services for businesses in the Spanish market. The lawsuit is mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer reference. The claim is at a very early stage, and there are factual issues pending resolution, which may have legal consequences and affect eventual liability. This uncertainty makes it impossible to reliably predict the resolution of the issue, the timing or the significance of the potential impact. The Bank has answered the complaint. The pretrial hearing is scheduled for 16 December 2021.
•CHF Polish Mortgage Loans: On 3 October 2019, the Court of Justice of the European Union (CJEU) rendered its decision in relation to a lawsuit against an unrelated bank in Poland, with regards to unfair contractual clauses in consumer agreements, specifically the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In that case, the court may only integrate the contract with default provisions of national law and decide, in accordance with those provisions, on the applicable rate.
In December 2020, the Chairman of the Financial Supervision Authority announced a high-level proposal for voluntary settlements between banks and borrowers under which active loans based on Swiss francs would be converted into PLN loans with interest at the WIBOR rate and an appropriate margin. No details of the proposal, or legal or tax considerations, were provided as at the date of publication of these financial statements. This proposal is currently under analysis within the Bank, as well as by representatives of the financial sector in consultation with the competent authorities. Depending on the results of this analysis, the Bank will decide whether to adhere to this proposal and will proceed to include additional scenarios in the models for calculating provisions and reflect the estimated impact on their level. The Group considers that the maximum risk associated to this proposal, assuming that 100% of customers choose to convert their active loans as proposed, would amount to approximately PLN 3.5 billion (EUR 768 million).
On May 2021, the Supreme Court was expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying the court jurisprudence. The resolution was not adopted, the case was adjourned (without setting a new date) and the Supreme Court asked the Ombudsman, the Financial Ombudsman, the Children's Ombudsman, the National Bank of Poland and the FSA to take a position on the case, which they did during the months of June and July. The Supreme Court is expected to take a position on 2 September 2021.
While the above referred events could lead to significant changes in the level of expected provisions, in the opinion of the Management Board, as at the date of these financial statements it is not possible to reliably estimate the value of their impact on the financial position of the Group.
As of 30 June 2021, Santander Bank Polska and Santander Consumer Bank Poland have a portfolio of mortgage loans denominated in, or indexed to, CHF of approximately PLN 9,067 million (EUR 2,007 million). At the same date, the provision registered is PLN 1,304 million (EUR 289 million), being EUR 154 million, the provision charged to first semester results. This provision represents the best estimate to date given the difficulty to predict the financial impact, as it is for national courts to decide the relevant issues and the process of analyzing and deciding on the proposal described above has not yet been completed. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions in the upcoming reporting periods.
    Banco Santander and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.
With the information available to it, the Group considers that, at 30 June 2021, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Disputes in which provisions have been registered but are not disclosed is justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
11.   Equity
In the six-month periods ended 30 June 2021 and 2020 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
As of 30 June 2021 and 31 December 2020, the Bank's capital stock was represented by 17,340,641,302 shares, with a nominal amount of EUR 8,670 million, in both dates.

128	January - June 2021

b)    Share premium
The decreased produced in the first semester of 2021 for an amount of EUR 4,034 million has been the consequence of applying the result obtained by Banco Santander during the financial year 2020, consisting of losses of EUR 3,557 million, as reflected in the consolidated statements of changes in total equity, and the charge of the dividend for fiscal year 2020 for an amount of EUR 477 million (Note 3 and consolidated statements of changes in total equity).
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-06-2021	31-12-2020
Other comprehensive income accumulated	(32,181)	(33,144)
Items not reclassified to profit or loss	(4,962)	(5,328)
Actuarial gains or losses on defined benefit pension plans	(4,415)	(5,002)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(11)	(2)
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(428)	(308)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	213	159
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(213)	(159)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(108)	(16)
Items that may be reclassified to profit or loss	(27,219)	(27,816)
Hedge of net investments in foreign operations (effective portion)	(4,125)	(3,124)
Exchange differences	(24,032)	(26,911)
Hedging derivatives (effective portion)	126	295
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	1,250	2,411
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(438)	(487)

d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognised income and expense.
During the first six months of 2021, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 885 million. The main impacts are:
•Decrease of EUR 865 million in the accrued actuarial losses relating to Grupo Santander's businesses in the United Kingdom, mainly due to the change in the discount rate (increase from 1.28% to 1.91%), partially offset by the change in the inflation rate (increase from 2.95% to 3.24%) and the change in assets.
•Decrease of EUR 49 million in the accrued actuarial losses relating to Grupo Santander's businesses in the Spain, due to the change in the discount rate (increase from 0.60% to 0.90%).
•Decrease of EUR 41 million in the accrued actuarial losses relating to Grupo Santander's businesses in Germany, due to the change in the discount rate (increase from 1.17% to 1.56%).
•Decrease of EUR 36 million in accumulated actuarial losses for the Group's businesses in Brazil, due to the change in the discount rate (increase from 3.46% to 4.20% for pension plans and from 3.77% to 4.31% for medical plans).
The remaining variation in the accrued actuarial gains and losses heading represents an increase of EUR 106 million, mainly as a result of the evolution of exchange rates, being the appreciation of the pound and the depreciation of the Brazilian Real the most significant.

January - June 2021	129

e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2021 and 31 December 2020 under “Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer”:

	EUR million
	30-06-2021				31-12-2020
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	28	(1,102)	(1,074)	773	28	(849)	(821)	1,032
International
Rest of Europe	118	(75)	43	410	65	(76)	(11)	314
United States	12	(4)	8	32	7	(4)	3	25
Latin America and rest	601	(6)	595	1,536	525	(4)	521	1,412
	759	(1,187)	(428)	2,751	625	(933)	(308)	2,783
Of which:
Listed	606	(31)	575	1,571	525	(31)	494	1,424
Unlisted	153	(1,156)	(1,003)	1,180	100	(902)	(802)	1,359
f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first semester of 2021, recorded in the statement of income and expenses reflects the impact of the currencies' evolution during the year, reflecting the appreciation of the Brazilian Real, pound sterling, US dollar, Chilean peso, Mexican peso, mainly (see note 1.e).
Of this variation, EUR 347 million correspond to the valuation at the closing exchange rate of goodwill for the first semester of the year (see note 8).

130	January - June 2021

g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2021 and 31 December 2020 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	30-06-2021				31-12-2020
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government and central banks debt instruments
Spain	414	—	414	14,416	693	—	693	19,314
Rest of Europe	702	(38)	664	23,326	915	(69)	846	23,116
Latin America and rest of the world	420	(323)	97	50,308	785	(73)	712	51,026
Private-sector debt instruments	117	(42)	75	23,704	181	(21)	160	24,714
	1,653	(403)	1,250	111,754	2,574	(163)	2,411	118,170

12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander executive committee has been determined to be the chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. Grupo Santander 's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. Grupo Santander prepares the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The general principles applied are the same as those used in Grupo Santander.
On 9 April 2021, Grupo Santander has announced that, starting and effective with the financial information for the first quarter of 2021, a change was made to the reportable segments to reflect the new reporting structure.
For Grupo Santander management purposes, the primary level of segmentation, which is based on Grupo Santander's management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are: Europe, North America, South America and Digital Consumer Bank. The operating areas of the main level segmentation are:
•Europe: which comprises all the business activities carried out in the region, except for the business included in Digital Consumer Bank. Mainly in Spain, the United Kingdom, Portugal and Poland.
•North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch.
•South America: includes all the financial activities carried out by Grupo Santander through its banks in the region, mainly in Brazil, Chile and Argentina.
•Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the six-month period ended 30 June 2021 and 2020.

January - June 2021	131

In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the six-month period ended 30 June 2021 and 2020:

	EUR million
	Revenue from ordinary activities		Profit before taxes		Profit
Segment	30-06-2021	30-06-2020	30-06-2021	30-06-2020	30-06-2021	30-06-2020
Europe	10,862	10,866	2,151	800	1,426	529
North America	7,315	8,315	2,545	878	1,628	616
South America	10,580	12,902	3,113	2,460	1,645	1,382
Digital Consumer Bank	3,245	3,119	1,008	889	569	507
Corporate Centre	(168)	165	(1,188)	(1,185)	(1,063)	(1,125)
Underlying Profit	31,834	35,368	7,629	3,842	4,205	1,909
Adjustments	—	—	(715)	(10,252)	(530)	(12,707)
Statutory Profit	31,834	35,368	6,914	(6,410)	3,675	(10,798)
Explanation of adjustments:
In the first six months of 2021, the impact of restructuring costs of EUR -530 million was mainly in the United Kingdom and Portugal.
In the first six months of 2020, an adjustment to goodwill arising from the Group´s acquisitions of EUR -10,100 million is included together with the valuation of tax assets adjustment of EUR -2,500 million, as well as restructuring and other costs of EUR -106 million: EUR -55 million in the United Kingdom, EUR -28 million in Santander Consumer Finance, EUR -10 million in Poland and EUR -13 million in Other Europe.

132	January - June 2021

13.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first six months of 2021 and 2020, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-06-2021
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	4	—	4
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	44	—	44
	—	—	48	—	48
Income
Finance income	—	—	44	1	45
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	613	—	613
	—	—	657	1	658

	EUR million
	30-06-2021
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	492	(32)	459
Financing agreements: loans and capital contributions (borrower)	—	3	(503)	81	(419)
Guarantees provided	—	—	—	—	—
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	(38)	6	(32)
Dividends and other distributed profit	—	1	—	5	6
Other transactions	—	—	(7)	—	(7)

January - June 2021	133

	EUR million
	30-06-2021
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	20	7,988	21	8,029
Other collection rights	—	—	963	—	963
	—	20	8,951	21	8,992
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	19	2,998	237	3,254
Other payment obligations	—	—	85	—	85
	—	19	3,083	237	3,339

	EUR million
	30-06-2020
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	4	—	4
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	15	—	15
	—	—	19	—	19
Income
Finance income	—	—	58	—	58
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	548	—	548
	—	—	606	—	606

134	January - June 2021

	EUR million
	30-06-2020
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	(324)	(8)	(333)
Financing agreements: loans and capital contributions (borrower)	—	(14)	148	30	164
Guarantees provided	—	—	(1)	—	(1)
Guarantees received	—	—	—	—	—
Commitments acquired	—	(1)	(83)	5	(79)
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	(1,010)	—	(1,010)

	EUR million
	31-12-2020
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	24	7,497	95	7,616
Other collection rights	—	—	976	—	976
	—	24	8,473	95	8,592
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	20	3,501	159	3,680
Other payment obligations	—	—	92	—	92
	—	20	3,593	159	3,772

January - June 2021	135

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-06-2021	31-12-2020
Loan commitments granted	247,154	241,230
Of which impaired	249	274
Financial guarantees granted	12,121	12,377
Of which impaired	174	124
Bank sureties	12,079	12,358
Credit derivatives sold	42	19
Other commitments granted	81,277	64,538
Of which impaired	703	548
Other granted guarantees	38,250	33,526
Other	43,027	31,012
The breakdown of the off-balance sheet exposure and impairment on 30 June 2021 and 31 December 2020 by impairment stages is EUR 331,602 million and EUR 310,435 million of exposure and EUR 331 million and EUR 377 million of impairment in stage 1, EUR 7,824 million and EUR 6,764 million of exposure and EUR 177 million and EUR 182 million of impairment in stage 2, and EUR 1,126 million and EUR 946 million of exposure and EUR 153 million and EUR 141 million of impairment in stage 3, respectively.

15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the six-month periods ended 30 June 2021 and 2020 is as follows:

Average headcount
	Bank		Group
	30-06-2021	30-06-2020	30-06-2021	30-06-2020
Men	12,682	13,942	87,382	88,763
Women	11,979	12,681	103,108	106,398
	24,661	26,623	190,490	195,161

The number of branches at 30 June 2021 and 31 December 2020 is as follow:

Number of branches
	Group
	30-06-2021	31-12-2020
Spain	1,997	2,989
Group	8,076	8,247
	10,073	11,236

136	January - June 2021

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 June 2021 and 31 December 2020, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-06-2021			31-12-2020
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	46,807	55,985	102,792	46,379	68,566	114,945
Non-trading financial assets mandatorily at fair value through profit or loss	2,129	2,709	4,838	1,756	2,730	4,486
Financial assets at fair value through profit and loss	2,243	54,243	56,486	2,509	46,208	48,717
Financial assets at fair value through other comprehensive income	86,515	27,990	114,505	91,771	29,182	120,953
Hedging derivatives (assets)	—	5,430	5,430	—	8,325	8,325
Financial liabilities held for trading	12,862	56,120	68,982	9,863	71,304	81,167
Financial liabilities designated at fair value through profit or loss	3,451	50,680	54,131	2,118	45,920	48,038
Hedging derivatives (liabilities)	—	6,573	6,573	—	6,869	6,869
Liabilities under insurance contracts	—	1,014	1,014	—	910	910
Financial instruments at fair value, determined on the basis of published price quotations in active markets (level 1), include government debt instruments, private-sector debt instruments, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued. In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in some cases, they use significant inputs not observable in market data (level 3).
In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first six months of 2020 and 2021, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all Grupo Santander's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2020.
As of 30 June 2021, the CVA (Credit Valuation Adjustment) accounted for was EUR 251.9 million (a reduction of 26.6% compared to 31 December 2020) and adjustments of DVA (Debt Valuation Adjustment) was EUR 169.9 million (a reduction of 13.4% compared to 31 December 2020). The movement is due to the fact that credit spread levels have been reduced by around 12% compared to year-end.
Currently the CVA and DVA are at similar levels compared to the beginning of the pandemic.

January - June 2021	137

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 June 2021 and 31 December 2020:

	EUR million		EUR million
	Fair values calculated using internal models at 30-06-2021(*)		Fair values calculated using internal models at 31-12-2020 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	137,823	8,534	146,468	8,543
Financial assets held for trading	55,374	611	67,826	740
Credit institutions	—	—	3	—	Present value method	Yield curves, FX market prices
Customers (**)	265	—	296	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	1,214	22	1,453	10	Present value method	Yield curves, FX market prices
Derivatives	53,895	589	66,074	730
Swaps	44,666	233	54,488	272	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	451	33	696	22	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,429	185	3,129	241	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	501	—	1,069	—	Present value method	Yield curves, FX market prices
Index and securities options	667	66	554	94	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity.
Other	5,181	72	6,138	101	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others.
Hedging derivatives	5,430	—	8,325	—
Swaps	5,150	—	6,998	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	24	—	25	—	Black-Scholes Model	Yield curves, FX market prices, Volatility surfaces, Liquidity
Other	256	—	1,302	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,240	1,469	1,796	934
Equity instruments	428	1,053	984	505	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	657	150	555	134	Present value method	Yield curves
Loans and receivables (**)	155	266	257	295	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	53,765	478	45,559	649
Central banks	4,881	—	9,481	—	Present value method	Yield curves, FX market prices
Credit institutions	23,910	—	11,973	163	Present value method	Yield curves, FX market prices
Customers (****)	24,916	17	24,102	19	Present value method	Yield curves, FX market prices, HPI
Debt instruments	58	461	3	467	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	22,014	5,976	22,962	6,220
Equity instruments	74	1,064	75	1,223	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	18,403	244	18,410	206	Present value method	Yield curves, FX market prices
Loans and receivables	3,537	4,668	4,477	4,791	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	113,764	623	124,098	905
Financial liabilities held for trading	55,864	256	71,009	295
Derivatives	51,846	256	63,920	295
Swaps	42,360	57	51,584	81	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	530	23	724	1	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,050	36	4,226	49	Black-Scholes Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	657	132	456	97	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	242	—	1,054	2	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends
Other	5,007	8	5,876	65	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	4,018	—	7,089	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,573	—	6,869	—
Swaps	5,247	—	5,821	—	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	11	—	13	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	1,315	—	1,035	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	50,313	367	45,310	610	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	1,014	—	910	—	Present Value Method with actuarial techniques	Mortality tables and interest rate curves

138	January - June 2021

(*) The internal models of level 2 implement figures based on the parameters observed in the market, while Level 3 internal models uses significant inputs that are not observable in market data.
(**)    Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***)    Includes credit risk derivatives with a negative net fair value of EUR -3 and EUR -4 million recognised in the interim condensed consolidated balance sheet 30 June 2021 and 31 December 2020. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(****)    Includes residential mortgages to financial institutions in the United Kingdom (which are regulated and partly financed by the Government). The fair value of these loans has been obtained using observable market variables, including current market transactions of similar amount and guarantees provided by the UK Housing Association. Given that the Government is involved in these entities, credit risk spreads have remained stable and homogeneous in this sector. The results arising from the valuation model are contrasted against current market transactions.
The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, Banco Santander’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
Level 3 financial instruments
Set forth below are Grupo Santander's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (level 3):
-     Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid:
•The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.
•HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.
•HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.
•Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
-     Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.
-     Derivatives of negotiation on interest rates, taking asset securitisations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.
- Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
- Derivatives on long-term interest rate volatility and FX where volatility is not observable in the market at the indicated term.
-     Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
-    Derivatives on long-term interest rate and FX in some Latam units (mainly Brazil), where for certain underlyings it is not possible to demonstrate observability to these terms.
-     Debt instruments in Latam units linked to certain illiquid interest rates, for which there is no reasonable market observability.
-     Illiquid equity in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
-    Syndicated loans with the HTC&S business model (Hold to collect and sale) and classified in the fair value category with changes in other accumulated global result, is not directly observable in the market, as well as the prepayment option in favour of the borrower.
The net amount recorded in the results of the first six months of 2021 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 11 million loss approximately (EUR 56 million profit in the first six months of 2020).

January - June 2021	139

The table below shows the effect, at 30 June 2021, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Held for trading (Assets)
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	34.73%	—	—
CCS	Discounted Cash Flows	Interest rate	-0.7%-0.7%	0.66%	(0.19)	0.19
CCS	Forward estimation	Interest rate	3bp - 4bp	0.83%	(0.05)	0.06
Convertibility curve - inputs: NDFs Offshore	Forward estimation	Price	0% - 2%	0.61%	(0.72)	0.31
EQ Options	EQ option pricing model	Volatility	0%- 90%	61.20%	(0.32)	0.67
EQ Options	Local volatility	Volatility	10% - 90%	40.00%	(2.11)	2.11
FRAs	Asset Swap model	Interest rate	0% - 4%	1.78%	(0.83)	0.66
FX Options	FX option pricing model	Volatility	0% - 50%	32.14%	(0.36)	0.65
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	-100%-50%	83.33%	(0.68)	0.34
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	13.29%	(0.43)	0.22
IR Futures	Asset Swap model	Interest rate	0% - 15%	5.91%	(0.99)	0.64
IR Options	IR option pricing model	Volatility	0% - 100%	60.47%	(0.27)	0.41
IRS	Asset Swap model	Interest rate	0% - 15%	10.71%	(0.06)	0.16
IRS	Discounted Cash Flows	Swap Rate	7.4% - 7.9%	(2.64)%	(0.16)	0.07
IRS	Forward Estimation	Prepayment rate	6% - 12%	9.00%	—	—
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	0.50%	(0.13)	0.07
IRS	Others	Others	n.a.	n.a.	(1.40)	1.40
Property derivatives	Option pricing model	Growth rate	0% - 5%	2.50%	(9.55)	9.55
Swaptions	IR option pricing model	Volatility	0% - 40%	26.67%	(0.16)	0.31
At Fair Value through P&L
Loans and advances to customers
Mortgage portfolio	Black Scholes model	Growth rate	0% - 5%	2.50%	(2.33)	2.33
Loans	Discounted Cash Flows	Credit spreads	0.1% - 1.4%	0.67%	(0.26)	0.26
Debt securities
Government debt	Discounted Cash Flows	Interest rate	0% - 10%	8.33%	(5.92)	29.58
Property securities	Probability weighting	Growth rate	0% - 5%	2.50%	(1.28)	1.28
Mandatorily Fair Value through P&L
Loans and advances to customers
Loans	Discounted Cash Flows	Margin of a reference portfolio	-1bp-1bp	1bp	(1.38)	3.09
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	-1bp-1bp	1bp	(0.56)	0.60
Equity instruments
Equities	Price Based	Price	90% - 110%	10.00%	(105.26)	105.26
At Fair Value through OCI
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(3.90)	—
Loans	Discounted Cash Flows	Interest rate curve	-0.1%-0.1%	0.12%	(0.14)	0.14

140	January - June 2021

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Loans	Discounted Cash Flows	Credit spreads	0.1% - 1.4%	0.67%	(0.26)	0.26
Debt securities
Government debt	Discounted Cash Flows	Interest rate	1.2% - 1.4%	0.10%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	10.00%	(106.40)	106.40
Held for trading (Liabilities)
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	34.73%	—	—
EQ Options	Option pricing model	Correlations	(100)% - 100%	100.00%	(0.04)	0.04
FX Options	FX option pricing model	Volatility	2Vegas - 13.4Vegas	12.26%	—	0.01
Property derivatives	Option pricing model	Growth rate	0% - 5%	2.50%	(2.80)	2.80
IRS	Forward estimation	Prepayment rate	6% - 12%	9.00%	—	—

January - June 2021	141

Lastly, the changes in the financial instruments classified as Level 3 in the first six months of 2021 were as follows:

	01-01-2021	Changes						30-06-2021
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	740	67	(91)	(51)	—	(59)	5	611
Debt instruments	7	17	(2)	(3)	—	—	—	19
Equity instruments	3	—	(1)	1	—	—	—	3
Trading derivatives	730	50	(88)	(49)	—	(59)	5	589
Swaps	272	5	(12)	(29)	—	(1)	(2)	233
Exchange rate options	22	14	(27)	24	—	—	—	33
Interest rate options	241	7	(39)	(24)	—	—	—	185
Index and securities options	94	11	(4)	20	—	(59)	4	66
Other	101	13	(6)	(40)	—	1	3	72
Trading financial assets at fair value through profit or loss	649	53	(127)	35	—	(163)	31	478
Credit institutions	163	—	—	—	—	(163)	—	—
Loans and advances to customers	19	—	(2)	—	—	—	—	17
Debt instruments	467	53	(125)	35	—	—	31	461
Non-trading financial assets mandatorily at fair value through profit or loss	934	97	(114)	7	—	515	30	1,469
Loans and advances to customers	295	56	(71)	(18)	—	—	4	266
Debt instruments	134	—	(11)	6	—	12	9	150
Equity instruments	505	41	(32)	19	—	503	17	1,053
Financial assets at fair value through other comprehensive income	6,220	2,941	(2,825)	—	(127)	(260)	27	5,976
Loans and advances to customers	4,792	2,865	(2,782)	—	(18)	(192)	3	4,668
Debt instruments	206	74	(25)	—	40	(68)	17	244
Equity instruments	1,222	2	(18)	—	(149)	—	7	1,064
TOTAL ASSETS	8,543	3,158	(3,157)	(9)	(127)	33	93	8,534
Financial liabilities held for trading	295	27	(27)	(23)	—	(25)	9	256
Trading derivatives	295	27	(27)	(23)	—	(25)	9	256
Swaps	81	3	(3)	(19)	—	(4)	(1)	57
Exchange rate options	1	—	—	21	—	—	1	23
Interest rate options	49	6	(13)	(6)	—	—	—	36
Index and securities options	97	16	(4)	34	—	(21)	10	132
Interest rate and equity futures	2	—	(2)	—	—	—	—	—
Others	65	2	(5)	(53)	—	—	(1)	8
Financial liabilities designated at fair value through profit or loss	610	—	—	25	—	(289)	21	367
TOTAL LIABILITIES	905	27	(27)	2	—	(314)	30	623

142	January - June 2021

b)    Sovereign risk with peripheral European countries
The detail at 30 June 2021 and 31 December 2020, by type of financial instrument, of Grupo Santander credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (See Note 50 to the consolidated annual accounts for 2020), is as follows:

Sovereign risk by country of issuer/borrower at 30 June 2021 (*)
	EUR million
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	7,427	(5,146)	2,928	—	1,010	13,022	19,241	326	—
Portugal	243	(205)	2,299	—	547	4,231	7,115	—	—
Italy	1,765	(1,171)	3,882	—	51	17	4,544	1	(1)
Ireland	—	—	—	—	—	—	—	—	—
(*)    Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 13,450 million (of which EUR 11,804 million, EUR 1,164 million, EUR 470 million and EUR 12 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments – amounting to EUR 4,989 million (of which EUR 4,649 million, EUR 286 million and EUR 54 million to Spain, Portugal and Italy, respectively).
(**)    Presented without taking into account the valuation adjustments recognised (EUR 17 million).
(***)    "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2020 (*)
	EUR million
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	9,765	(5,665)	7,048	—	993	12,104	24,245	546	—
Portugal	202	(582)	4,148	—	631	4,331	8,730	—	—
Italy	556	(307)	2,468	—	1,277	21	4,015	1	(1)
Ireland	—	—	—	—	—	—	—	—	—
(*) Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,241 million (of which EUR 12,571 million, EUR 1,281 million, EUR 387 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure different to derivatives – contingent liabilities and commitments – amounting to EUR 6,134 million (EUR 5,509 million, EUR 345 million and EUR 280 million to Spain, Portugal and Italy, respectively).
(**)    Presented without taking into account the valuation adjustments recognised (EUR 23 million).
(***)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

January - June 2021	143

The detail of Grupo Santander’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 30 June 2021 and 31 December 2020 is as follows:

Exposure to other counterparties by country of issuer/borrower at 30 June 2021 (*)
	EUR million
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	68,708	3,574	456	903	82	490	202,824	277,037	1,213	(2)
Portugal	6,922	0	187	29	—	2,955	35,647	45,740	520	—
Italy	321	7,340	342	553	—	147	14,794	23,497	510	(4)
Greece	—	—	—	—	—	—	18	18	—	—
Ireland	—	176	68	2,756	591	734	11,556	15,881	127	—
(*)    Also, Grupo Santander has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 77,418 million, EUR 8,392 million, EUR 6,318 million and EUR 975 million to counterparties in Spain, Portugal, Italy and Ireland, respectively.
(**)    Presented without taking into account valuation adjustments or impairment corrections (EUR 8,084 million).
(***)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2020 (*)
	EUR million
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	62,023	3,837	619	943	2	24	203,226	270,674	2,581	(4)
Portugal	3,937	—	140	22	—	2,933	34,935	41,967	685	—
Italy	10	7,098	425	493	—	129	13,437	21,592	1,001	(4)
Greece	—	—	—	—	—	—	14	14	—	—
Ireland	—	—	22	2,337	556	9	10,523	13,447	153	—
(*)    Also, Grupo Santander has off-balance-sheet exposure other than derivatives - contingent liabilities and commitments- amounting to EUR 76,377 million, EUR 8,591 million, EUR 4,173 million, EUR 200 million and EUR 797 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)    They are presented without taking into account valuation adjustments or impairment corrections (EUR 8,129 million).
(***)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

144	January - June 2021

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 30 June 2021 and 31 December 2020:

30-06-2021
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	611	315	296	(14)	12	(2)
Portugal	Sovereign	—	—	—	—	—	—
	Other	52	—	52	—	—	—
Italy	Sovereign	327	205	122	(2)	1	(1)
	Other	220	110	110	(5)	1	(4)
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	6	(6)	—	—	—

31-12-2020
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	546	273	273	(13)	9	(4)
Portugal	Sovereign	—	—	—	—	—	—
	Other	52	—	52	—	—	—
Italy	Sovereign	326	206	120	(3)	2	(1)
	Other	220	11	209	(4)	—	(4)

c) Refinancing and restructured transactions
The following terms are used with the meanings specified below:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.
For maximum guarantees amount, we will consider as follows:
•Real guarantees: the appraisal amount or valuation amount of the real guarantees received; for each transaction it cannot be higher than the covered amount of exposure.

January - June 2021	145

	30-06-2021
	Total							Of which: Impaired
	Without real guarantee		With real guarantee					Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	27	20	17	6	4	—	1	7	1	11	2	2	—	1
Other financial institutions and: individual shareholder	797	37	599	211	100	87	27	325	18	393	72	57	11	24
Non financial institutions and individual shareholder	221,539	10,579	49,625	10,036	6,320	1,217	4,668	100,297	3,737	34,456	6,367	3,997	425	4,188
Of which: Financing for constructions and property development	7,543	133	1,276	621	408	35	222	3,901	45	811	411	218	31	201
Other warehouses	2,902,894	4,397	433,415	10,825	6,335	2,925	3,668	1,420,116	1,825	135,971	3,812	2,703	311	2,263
Total	3,125,257	15,033	483,656	21,078	12,759	4,229	8,364	1,520,745	5,581	170,831	10,253	6,759	747	6,476
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

146	January - June 2021

The table below shows the changes of these balances during the first six months of 2021:

Million euros
Carrying amount	30-06-2021
Beginning balances	20,997
Refinancing and restructuring of the period	10,543
Memorandum items: impact recorded in the income statement for the period	1,078
Debt repayment	(2,659)
Foreclosures	(161)
Derecognised from the consolidated balance sheet	(537)
Other variations	(436)
Balances at end of year	27,747
d) Real estate business – Spain
i) Portfolio of home purchase loans to families
Home purchase loans granted to families in Spain on 30 June 2021 amounted to EUR 60,462 million (EUR 59,605 million at 31 December 2020). Of which mortgage guarantees are 99.35%.

	Million euros
	30-06-2021		31-12-2020
	Gross Amount	Of which: Impaired	Gross Amount	Of which: Impaired
Home purchase loans to families	60,462	1,827	59,605	1,850
- Without mortgage guarantee	396	82	387	75
- With mortgage guarantee	60,066	1,745	59,218	1,775
The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral concentrated almost exclusively in financing the first home.
•Average affordability rate at the end of June stood at 26.38%.
•87.49% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

	30-06-2021
	Gross amount in books on the amount of the last appraisal (loan to value)
Million euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	TOTAL
Gross amount	15,759	18,383	18,408	4,920	2,596	60,066
Of which: watchlist /impaired	170	218	304	307	746	1,745

	31-12-2020
	Gross amount in books on the amount of the last appraisal (loan to value)
Million euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	TOTAL
Gross amount	15,570	18,028	17,585	5,205	2,830	59,218
Of which: watchlist /impaired	170	222	318	305	760	1,775

January - June 2021	147

ii) Financing construction and property development
At 30 June 2021 and 31 December 2020 the financing amount related to construction and real estate business in Spain amounted to EUR 2,701 million and EUR 2,801 million net of allowances, respectively.

	30-06-2021
Million euros	Gross Amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,772	386	71
Of which: watchlist/ impaired	189	38	54
Memorandum items: Written-off assets	844

	31-12-2020
Million euros	Gross Amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,871	397	70
Of which: watchlist/ impaired	176	20	58
Memorandum items: Written-off assets	924

	30-06-2021	31-12-2020
Million euros	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain) (book value)	239,941	237,165
Total consolidated assets (Total business) (book value)	1,568,636	1,508,250
Impairment losses and provision for exposure classified as normal (business in Spain)	1,560	1,591
At the end 30 June 2021 and 31 December 2020 the concentration of this portfolio was as follows:

	Loans: gross amount
Million euros	30-06-2021	31-12-2020
1. Without mortgage guarantee	183	164
2. With mortgage guarantee	2,589	2,707
2.1 Completed buildings	1,445	1,454
2.1.1 Residential	866	844
2.1.2 Other	579	610
2.2 Buildings and other constructions under construction	1,082	1,185
2.2.1 Residential	1,038	1,124
2.2.2 Other	44	61
2.3 Land	62	68
2.3.1 Developed consolidated land	41	44
2.3.2 Other land	21	24
Total	2,772	2,871

148	January - June 2021

e) Foreclosed real estate assets
The following table shows the breakdown at 30 June 2021 and 31 December 2020 of the foreclosed assets for the Spanish business:

	30-06-2021
Million euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	6,649	3,490	2,517	3,159
Of which:
Completed Buildings	2,075	823	625	1,252
Residential	554	182	131	372
Other	1,521	641	494	880
Buildings under construction	90	26	17	64
Residential	90	26	17	64
Other	—	—	—	—
Land	4,484	2,641	1,875	1,843
Developed Land	1,578	850	522	728
Other land	2,906	1,791	1,353	1,115
Property assets from home purchase mortgage loans to households	884	304	201	580
Other foreclosed property assets	221	95	69	126
Total property assets	7,754	3,889	2,787	3,865

	31-12-2020
Million euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	6,810	3,568	2,563	3,242
Of which:
Completed Buildings	2,140	846	644	1,294
Residential	527	171	130	356
Other	1,613	675	514	938
Buildings under construction	178	70	36	108
Residential	178	70	36	108
Other	—	—	—	—
Land	4,492	2,652	1,883	1,840
Developed Land	1,656	888	559	768
Other land	2,836	1,764	1,324	1,072
Property assets from home purchase mortgage loans to households	892	305	200	587
Other foreclosed property assets	235	102	71	133
Total property assets	7,937	3,975	2,834	3,962

In addition, the Group holds an ownership interest in entities holding property assets foreclosed or received in payment of debts amounting to EUR 707 million, mainly in Project Quasar Investments 2017, S.L., and equity instruments foreclosed or received in payment of debts amounting to EUR 38 million.

January - June 2021	149

f) Solvency information
The Group commands a solvency position above the levels required by regulators and by the European Central bank. At 30 June 2021, at a consolidated level, the Group must maintain a minimum capital ratio of 8.86% of CET1 fully loaded (4.5% being the requirement for Pillar I, 0.84% being the requirement for Pillar II, 2.5% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.01% being the requirement for anti-cyclical capital buffer). Santander Group must also maintain a minimum capital ratio of 10.64% of Tier 1 fully loaded and a minimum total ratio of 13.01% fully loaded.
At 30 June 2021, the Group has a capital ratio regulatory CET1 of 12.11% and a total ratio of 15.82%.

Capital ratio

	30-06-2021	31-12-2020
Capital coefficients
Level 1 ordinary eligible capital (million euros)	70,864	69,399
Level 1 additional eligible capital (million euros)	9,109	9,102
Level 2 eligible capital (million euros)	12,567	12,514
Risk-weighted assets (million euros)	584,999	562,580
Level 1 ordinary capital coefficient (CET 1)	12.11%	12.34%
Level 1 additional capital coefficient (AT1)	1.56%	1.61%
Level 1 capital coefficient (TIER1)	13.67%	13.95%
Level 2 capital coefficient (TIER 2)	2.15%	2.23%
Total capital coefficient	15.82%	16.18%

Leverage

	30-06-2021	31-12-2020
Leverage
Tier 1 capital (million euros)	79,973	78,501
Exposure (million euros)	1,545,183	1,471,480
Leverage ratio	5.18%	5.33%

150	January - June 2021

17.   Additional disclosure requirements
This note includes relevant information about additional disclosure requirements.
17.1    Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of 30 June 2021 and 31 December 2020. In the financial information of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS	30 June 2021	31 December 2020
(Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	136,068	112,114
Of which:
To bank subsidiaries	15,354	14,519
Trading account assets	75,734	81,433
Investment securities	39,518	29,477
Of which:
To bank subsidiaries	7,697	13,603
To non-bank subsidiaries	13,242	3,399
Net Loans and leases	303,950	295,739
Of which:
To non-bank subsidiaries	27,670	27,555
Investment in affiliated companies	86,631	84,890
Of which:
To bank subsidiaries	66,035	60,186
To non-bank subsidiaries	20,596	24,703
Premises and equipment, net	6,469	6,680
Other assets	16,439	19,036
Total assets	664,809	629,369

Liabilities
Deposits	404,072	383,135
Of which:
To bank subsidiaries	17,378	17,045
To non-bank subsidiaries	31,649	19,949
Short-term debt	32,544	14,513
Long-term debt	86,560	83,981
Total debt	119,104	98,494
Of which:
To bank subsidiaries	634	617
To non-bank subsidiaries	688	661
Other liabilities	76,873	82,803
Total liabilities	600,049	564,432

Stockholders' equity
Capital stock	8,670	8,670
Retained earnings and other reserves	56,090	56,267
Total stockholders' equity	64,760	64,937

Total liabilities and Stockholders’ Equity	664,809	629,369

January - June 2021	151

Following are the summarised unaudited statements of income of Banco Santander, S.A. for the periods ended 30 June 2021 and 2020.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	30 June 2021	30 June 2020
	(Millions of Euros)
Interest income
Interest from earning assets	3,473	3,628
Dividends from affiliated companies	1,139	654
Of which:
From bank subsidiaries	886	407
From non-bank subsidiaries	253	247
	4,612	4,282
Interest expense	(1,369)	(1,763)
Interest income / (Charges)	3,243	2,519
Provision for credit losses	(916)	(1,070)
Interest income / (Charges) after provision for credit losses	2,327	1,449
Non-interest income:	2,134	2,058
Non-interest expense:	(3,411)	(8,571)
Income before income taxes	1,050	(5,064)
Income tax expense	(147)	(1,747)
Net income	903	(6,811)

152	January - June 2021

Following are the summarised unaudited statements of comprehensive income of Banco Santander, S.A. for the periods ended 30 June 2021 and 2020.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	30 June 2021	30 June 2020
	(Millions of Euros)

NET INCOME	903	(6,811)
OTHER COMPREHENSIVE INCOME	(380)	(829)
Items that may be reclassified subsequently to profit or loss	(115)	(210)
Hedging instruments (items not designated)	—	—
Revaluation gains (losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Debt instruments at fair value with changes in other comprehensive income	(333)	(199)
Revaluation gains (losses)	(192)	95
Amounts transferred to income statement	(141)	(294)
Other reclassifications	—	—
Cash flow hedges:	168	(104)
Revaluation gains/(losses)	172	(126)
Amounts transferred to income statement	(4)	22
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	—	—
Exchange differences	—	—
Non-current assets held for sale	—	—
Income tax	50	93
Items that will not be reclassified to profit or loss:	(265)	(619)
Actuarial gains/(losses) on pension plans	45	(42)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(209)	(688)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	54	12
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	(54)	(12)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(116)	5
Income tax relating to items that will not be reclassified	15	106
TOTAL COMPREHENSIVE INCOME	523	(7,640)

January - June 2021	153

Following are the summarised unaudited cash flow statements of Banco Santander, S.A. for the periods ended 30 June 2021 and 2020.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	30 June 2021	30 June 2020
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	903	(6,811)
Adjustments to profit	546	11,830
Net increase/decrease in operating assets	(26,844)	(63,984)
Net increase/decrease in operating liabilities	33,777	83,119
Reimbursements/payments of income tax	349	942
Total net cash flows from operating activities (1)	8,731	25,096

2. Cash flows from investing activities
Investments (-)	(946)	(1,874)
Divestments (+)	3,597	497
Total net cash flows from investment activities (2)	2,651	(1,377)

3. Cash flows from financing activities
Issuance of own equity instruments	—	—
Disposal of own equity instruments	316	327
Acquisition of own equity instruments	(316)	(327)
Issuance of debt securities	1,578	1,500
Redemption of debt securities	(426)	(1,914)
Dividends paid	(477)	—
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	(100)	(162)
Total net cash flows from financing activities (3)	575	(576)

4. Effect of exchange rate changes on cash and cash equivalents (4)	180	(253)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	12,137	22,890
Cash and cash equivalents at beginning of period	67,561	32,471
Cash and cash equivalents at end of period	79,698	55,361
17.2    Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of 30 June 2021 and 31 December 2020:

	30 June 2021	31 December 2020
	(Millions of Euros)
Preference shares	205	196
Preferred securities	9,036	7,425
Total at period-end	9,241	7,621
Both preference shares and preferred securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of 30 June 2021 and 31 December 2020.
Preference shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.
Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc.
Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A.
For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon obtaining sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

154	January - June 2021

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.
For further information, see note 23.c. to our consolidated financial statements in Section 2 of our 6-K filed with the SEC on 14 April 2021 and Note 9.b. to our consolidated financial statements in Part 2 of this report.

	Outstanding at 30 June 2021
		Amount in
Preference Shares		currency	Interest rate	Redemption
Issuer/Date of issue	Currency	(million)		Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 30 June 2021
		Amount in
Preferred Securities		currency	Interest rate		Maturity date
Issuer/Date of issue	Currency	(million)

Banco Santander, S.A.
Banco Santander, S.A., September 2014	Euro	1,500.0	6.25%	(B)	Perpetuity
Banco Santander, S.A., April 2017	Euro	750.0	6.75%	(C)	Perpetuity
Banco Santander, S.A., September 2017	Euro	1,000.0	5.25%	(D)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.75%	(E)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,200.0	7.50%	(F)	Perpetuity
Banco Santander, S.A., January 2020	Euro	1,500.0	4.375%	(G)	Perpetuity
Banco Santander, S.A., May 2021	US Dollar	1,000.0	4.75%	(H)	Perpetuity
Banco Santander, S.A., May 2021	Euro	750.0	4.125%	(I)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.01%		Perpetuity

A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.Payment is subject to certain conditions and to the discretion of Banco Santander. The 6.25% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 564 basis points on the 5-year Mid-Swap Rate.
C.Payment is subject to certain conditions and to the discretion of Banco Santander. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the 5-year Mid-Swap Rate.
D.Payment is subject to certain conditions and to the discretion of Banco Santander. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the 5-year Mid-Swap Rate.
E.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed every 5 years applying a margin of 409.7 basis points on the 5-year Mid-Swap Rate.
F.Payment is subject to certain conditions and to the discretion of Banco Santander. The 7.50% interest rate is set for the first seven years. After that, it will be reviewed every 5 years by applying a margin of 489.9 basis points on the 5-year Mid-Swap Rate.
G.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis points on the 5-year Mid-Swap Rate.

January - June 2021	155

H.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.750% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate (5-year UST).
I.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.125% interest rate is set for the first seven years, revised every 5 years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.

Santander Finance Preferred, S.A. (Unipersonal) - issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged on that date with Banco Santander, S.A.

156	January - June 2021

SUPPLEMENTAL INFORMATION

January - June 2021	157

158	January - June 2021

ITEM 1. PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a 'Member State') and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union ('EU-IFRS'). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2004') requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2017'). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the six-month period ended 30 June 2021 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while periods previous to 2018 had to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board ('IFRS-IASB') are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
In July 2014, the IASB published IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on 1 January 2018. As permitted by the regulation, we chose not to re-classify the comparative financial statements. Therefore, periods previous to 1 January 2018 (included in Item 3. Selected Financial Data) are not comparable. The adoption of Bank of Spain’s Circular 4/2017 modified the breakdown and presentation of certain headings in the financial statements for 2018, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.
We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements. 1
General information
Our consolidated financial statements are in Euros, which are denoted 'euro', 'euros', 'EUR' or '€' throughout this report. Also, throughout this report, when we refer to:
•'we', 'us', 'our', the 'Group', 'Grupo Santander', ‘Banco Santander’ or 'Santander', we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•'dollars', 'US$' or '$', we mean United States dollars; and
•'pounds', 'GBP sterling' or '£', we mean United Kingdom pounds.
When we refer to 'net interest income' we mean 'interest income/(charges)'.
When we refer to 'staff costs' we mean 'personnel expenses'.
When we refer to 'profit before tax' we mean 'operating profit/(loss) before tax'.
When we refer to 'average balances' for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.
When we refer to 'loans', we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value 'LTV' ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan shows signs of impairment, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to the non-performing loans ratio ('NPL ratio'), we mean credit impaired loans and advances to customers, customer guarantees and customer commitments granted divided by total risk (total loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired).
When we refer to 'credit impaired balances', unless otherwise noted, we mean credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
When we refer to 'allowances for credit losses', unless otherwise noted, we mean allowances for inherent losses of impaired assets. From 1 January 2018, after the adoption of IFRS 9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.
1 According to the SEC's Financial Reporting Manual 6320.6, foreign private issuers that file financial statements prepared in accordance with IFRS as issued by the IASB must comply with IASB requirements for form and content within the financial statements, rather than with the specific presentation and disclosure provisions in Articles 4, 5, 6, 7, 9, and 10 of Regulation S-X.

January - June 2021	159

When we refer to 'perimeter effect', we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB), unless otherwise noted.
Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in Section 2 of our 6-K filed with the SEC on 14 April 2021. This 6-K was filed to recast the Annual Report on Form 20-F for the year ended 31 December 2020 (the '2020 Form 20-F') in order to reflect our new reporting structure.

160	January - June 2021

ITEM 2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute 'forward-looking statements' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets; and
•asset portfolios.
Forward-looking statements may be identified by words such as 'expect,' 'project,' 'anticipate,' 'should,' 'intend,' 'probability,' 'risk,' 'VaR,' 'RoRAC,' 'RoRWA,' 'TNAV,' 'target,' 'goal,' 'objective,' 'estimate,' 'future' and similar expressions. We include forward-looking statements in the 'Operating and Financial Review and Prospects' and 'Quantitative Analysis About Market Risk' sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
You should understand that adverse changes in the following important factors, in addition to those discussed under 'Item 4. Risk Factors', 'Item 5. Information on the Company', 'Part 1. Consolidated Directors’ Report —Group Financial Information', 'Part 1. Consolidated Directors’ Report —Financial Information by Segments', and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

January - June 2021	161

Economic and Industry Conditions
•general economic or industry conditions in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•effects of the covid-19 pandemic in the global economy;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices;
•a worsening of the economic environment in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments, and increase of the volatility in the capital markets;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of results of UK political developments, including the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•inflation or deflation;
•the effects of non-linear market behaviour that cannot be captured by linear statistical models, such as the VaR model we use;
•changes in competition and pricing environments;
•the inability to hedge some risks economically;
•changes in demographics, consumer spending, investment or saving habits;
•potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors
•political stability in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•changes in Spanish, UK, EU, U.S., Latin American, or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements, especially in view of the UK exit of the EU; and
•increased regulation in response to financial crises.
Transaction and Commercial Factors
•damage to our reputation;
•acquisitions or restructurings of businesses that may not perform in accordance with our expectations and our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and
•the outcome of our negotiations with business partners and governments.
Operating Factors
•the adequacy of loss reserves;
•potential losses associated with an increase in the level of impairment by counterparties to other types of financial instruments;
•technical difficulties and/or failure to improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational losses (e.g., failed internal or external processes, people and systems);
•changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•the occurrence of force majeure, such as natural disasters, epidemics and pandemics, including the covid-19 pandemic, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges); and
•potential losses associated with cyber-attacks.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

162	January - June 2021

ITEM 3. SELECTED FINANCIAL DATA
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this report on Form 6-K.
In July 2014, the IASB published IFRS 9 which covers classification and measurement, hedging and impairment. We adopted IFRS 9, along with the subsequent amendments on 1 January 2018. As permitted by the regulation, we have chosen not to reclassify the comparative financial statements. Therefore, periods previous to 1 January 2018 are not comparable.
Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on 6 December 2017, the Bank of Spain published Circular 4/2017 which repeals Circular 4/2004 for those years beginning on 1 January 2018. The adoption of Circular 4/2017 has modified the breakdown and presentation of certain headings in the financial statements from 1 January 2018, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.
During 2020 the Group changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of operations generated in Argentina. The Argentine economy was considered hyperinflationary in 2019 and 2018. The reclassification to adjust those years affected 'Other reserves' and 'Other comprehensive income' but had no impact on the Group's total equity. See note 2.a.iv to the consolidated financial statements for the year ended 31 December 2020 included in Section 2 of the 6-K filed with the SEC on 14 April 2021.
Our unaudited interim condensed consolidated financial statements reflect all adjustments that we believe are necessary to state such information fairly for the six months ended 30 June 2021 and 2020. All those adjustments are of a normal recurring nature. Our results for the six months ended 30 June 2021 are not necessarily indicative of what our results will be for the full year or any other period.

January - June 2021	163

	Year ended 31 December,
BALANCE SHEET (EUR million)	2020	2019	2018	2017	2016	30 June 2021	30 June 2020
Total assets	1,508,250	1,522,695	1,459,271	1,444,305	1,339,125	1,568,636	1,572,881
Loans and advances to customers	916,199	942,218	882,921	848,915	790,470	954,518	934,796
Customer deposits	849,310	824,365	780,496	777,730	691,111	894,127	846,832
Total customer funds (A)	1,056,127	1,050,765	980,562	985,703	873,618	1,121,969	1,039,996
Total equity	91,322	110,659	107,361	106,832	102,699	95,745	91,859

CAPITALIZATION (EUR million)
Shareholders' equity	114,620	124,239	120,597	116,265	105,977	117,552	112,899
Other comprehensive income	(33,144)	(24,168)	(24,124)	(21,776)	(15,039)	(32,181)	(30,637)
Stockholders' equity (B)	81,476	100,071	96,472	94,489	90,938	85,371	82,262
Non-controlling interest (including net income of the period)	9,846	10,588	10,889	12,344	11,761	10,374	9,597
Total equity	91,322	110,659	107,361	106,832	102,699	95,745	91,859
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (C)	9,722	7,663	8,368	7,116	6,448	9,797	7,658
Other Subordinated debt (D)	4,537	5,369	5,390	5,621	6,124	4,560	5,106
Preferred securities (E)	7,425	7,709	9,717	8,369	6,916	9,036	7,695
Preferred shares (E)	196	321	345	404	413	205	193
Total subordinated debt	21,880	21,062	23,820	21,510	19,902	23,598	20,652
Total capitalization	113,202	131,721	131,181	128,343	122,602	119,344	112,511

Stockholders’ Equity per average share (B)	4.71	5.87	5.72	5.88	5.95	4.93	4.75
Stockholders’ Equity per share at period end (B)	4.71	5.77	5.70	5.61	5.88	4.93	4.75

INCOME STATEMENT (EUR million)
Interest income / (charges)	31,994	35,283	34,341	34,296	31,089	16,196	16,202
Total income	44,279	49,229	48,424	48,355	44,232	22,695	22,268
Net operating income (F)	23,149	25,949	25,646	25,362	23,131	12,318	11,561
Operating profit/(loss) before tax	(2,076)	12,543	14,201	12,091	10,768	6,914	(6,410)
Profit from continuing operations	(7,708)	8,116	9,315	8,207	7,486	4,440	(10,338)
Profit attributable to the Parent	(8,771)	6,515	7,810	6,619	6,204	3,675	(10,798)

PERFORMANCE (%)
ROE (G) (I)	(9.80)	6.62	8.21	7.14	6.99	9.53	(9.28)
RoTE (H) (I)	1.95	11.44	11.63	11.82	10.43	11.82	1.73
ROA (I)	(0.50)	0.54	0.64	0.58	0.56	0.61	(0.51)

SOLVENCY RATIOS (%)
Fully loaded CET1 (J)	12.34	11.65	11.30	10.84	10.55	12.11	11.84
Phased-in CET1 (J)	12.34	11.65	11.47	12.26	12.53	12.11	11.84

CREDIT QUALITY DATA (%)
Loans and advances to customers
Allowances for total balances as a percentage of total gross loans	2.51	2.31	2.57	2.74	2.99	2.41	2.40
Credit impaired balances as a percentage of total gross loans (K)	3.28	3.38	3.78	4.16	4.00	3.29	3.32
Allowances for total balances as a percentage of credit impaired balances (K)	77	68	68	66	75	73	72
Net loan charge-offs as a percentage of total gross loans	0.82	1.14	1.23	1.36	1.37	0.77	0.94
Ratios adding contingent liabilities to loans and advances to customers (L)

164	January - June 2021

Allowances for total balances as a percentage of total loans and contingent liabilities	2.45	2.26	2.51	2.66	2.90	2.35	2.35
Credit impaired balances as a percentage of total loans and contingent liabilities (M) (K)	3.21	3.32	3.73	4.08	3.93	3.22	3.26
Allowances for total balances as a percentage of credit impaired balances (M) (K)	76	68	67	65	74	73	72
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.78	1.08	1.16	1.29	1.31	0.73	0.90

MARKET CAPITALIZATION AND SHARES
Number of shareholders	4,018,817	3,986,093	4,131,489	4,029,630	3,928,950	3,879,232	4,080,201
Shares (millions)	17,341	16,618	16,237	16,136	14,582	17,341	16,618
Share price (euros) (N)	2.538	3.575	3.807	5.251	4.674	3.220	2.084
Market capitalization (EUR million)	44,011	61,986	64,508	88,410	72,314	55,828	36,136
Payout ratio (%) (O)	—	25.51	42.15	45.29	39.79	—	—

PER SHARE INFORMATION
Average number of shares (EUR thousands) (P)	17,316,289	17,059,217	16,852,269	16,063,783	15,294,405	17,309,952	17,320,330
Basic earnings per share (euros) (N)	(0.538)	0.347	0.430	0.387	0.384	0.197	(0.639)
Basic earnings per share continuing operation (euros) (N)	(0.538)	0.347	0.430	0.387	0.384	0.197	(0.639)
Diluted earnings per share (euros) (N)	(0.538)	0.346	0.429	0.386	0.382	0.196	(0.639)
Diluted earnings per share continuing operation (euros) (N)	(0.538)	0.346	0.429	0.386	0.382	0.196	(0.639)
Remuneration (euros) (Q)	0.0275	0.19	0.22	0.21	0.20	—	—
Remuneration (US$) (Q)	0.0337	0.22	0.25	0.25	0.21	—	—

OPERATING DATA
Number of employees	191,189	196,419	202,713	202,251	188,492	190,751	194,284
Number of branches	11,236	11,952	13,217	13,697	12,235	10,073	11,847

A) Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios. See notes 21 and 35 to our consolidated financial statements included in Section 2 of our 6-K filed with the SEC on 14 April 2021.
(B) Equals the sum of the amounts included at the end of each year as 'Shareholders’ Equity' and 'Other comprehensive income' as stated in our consolidated financial statements included in Part 2 of this report. We have deducted the book value of treasury stock from stockholders’ equity.
(C) In December 2017 the subordinated debt issuer entities merged with Banco Santander, S.A.
(D) Other Subordinated debt amounts are at the subsidiary level.
(E) In our consolidated financial statements included in Part 2 of this report, preferred securities and preferred shares are included under 'Subordinated liabilities'.
(F) Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement. Net operating income equals the sum of 'Total income', 'Administrative expenses' and 'Depreciation and amortization' as stated in our consolidated financial statements included in Part 2 of this report.
(G) The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.
(H) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent excluding goodwill impairment divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position.
(I) Consolidated profit and profit attributable to the Parent for the six months ended 30 June 2021 and 30 June 2020 have been annualized by doubling the recurring results, that is, assuming that non-recurring results registered during the first half of the year will not be repeated in the second half of the year. In the first half of 2021 and 2020, non-recurring results amounted to -€530 million and -€12,706 million net of tax impacts, respectively. In the first half of 2021, these non-recurring results resulted from restructuring costs mainly in the UK and Portugal, and in the first half of 2020, these non-recurring results resulted from impairment of goodwill (-€10,100 million), valuation adjustments of deferred tax assets (-€2,500 million) and restructuring costs and other provisions (-€106 million). We believe that annualizing the profits by doubling only the recurring amounts present a more accurate picture of the evolution of our profitability. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

January - June 2021	165

	(million euros, except percentages)
	2020	2019	2018	2017	2016	As of 30 June 2021	As of 30 June 2020
Profit attributable to the parent (I)	(8,771)	6,515	7,810	6,619	6,204	7,880	(8,890)

Profit attributable to the parent excluding goodwill impairment (I)	1,329	8,006	7,765	7,518	6,232	7,880	1,210

Average equity	89,459	98,457	95,071	92,637	88,741	82,669	95,803
Effect of goodwill and other intangible assets	(21,153)	(28,484)	(28,331)	(29,043)	(28,972)	(16,015)	(25,712)
Average tangible equity	68,306	69,973	66,740	63,594	59,769	66,654	70,091

Return on equity (ROE) (%)	(9.80)%	6.62%	8.21%	7.14%	6.99%	9.53%	(9.28)%
Return on tangible equity (ROTE) (%)	1.95%	11.44%	11.63%	11.82%	10.43%	11.82%	1.73%

(J) 2021, 2020, 2019 and 2018 data applying the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union.
(K) Reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See note 2 to our consolidated financial statements included in Section 2 of our 6-K filed with the SEC on 14 April 2021.
(L) We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(M) Credit impaired balances include credit impaired loans and advances, customer guarantees and customer commitments granted.
(N) 2016 data adjusted to the capital increase of July 2017. June 2020, 2019, 2018, 2017 and 2016 data adjusted to reflect the capital increase of December 2020.
(O) The pay-out ratio is calculated as cash dividends paid on account of the net attributable income of the period divided by profit attributable to the Parent. Therefore it does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends). Such amounts equivalent to dividends are EUR 0 million EUR 1,700 million, EUR 432 million and EUR 543 million, for 2020, 2019, 2018 and 2017, respectively. We are not calculating the pay-out ratio for 2020 because the cash dividend of EUR 0.0275 per share paid in May 2021 was a distribution of share premium. Dividend information for the six months ended 30 June 2021 and 2020 and for the year-end are not comparable. The interim figures for the six months ended 30 June 2021 and 2020 do not include any dividend (the first interim dividend on account of every year is paid in the second half of that year) and the full-year figure includes all dividends for the year.
(P) Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(Q) On 8 January 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted EUR 0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of EUR 0.05.
The Bank paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of EUR 0.055 per share), November 2016 (scrip dividend of EUR 0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).
The Bank paid the four dividends on account of the earnings for the 2017 financial year in August 2017 (cash dividend of EUR 0.06 per share), November 2017 (scrip dividend of EUR 0.04 per share), February 2018 (cash dividend of 0.06 per share) and May 2018 (cash dividend EUR 0.06 per share).
The Bank paid the four dividends on account of the earnings for the 2018 financial year in August 2018 (cash dividend of EUR 0.065 per share), November 2018 (scrip dividend of EUR 0.035 per share), February 2019 (cash dividend of 0.065 per share) and May 2019 (cash dividend EUR 0.065 per share).
In September 2019 the board of directors of the Bank approved its first dividend against 2019 earnings of EUR 0.10 per share, which was entirely paid in cash on 1 November 2019. Banco Santander, upon the recommendation of the European Central Bank (ECB) to preserve capital by cancelling dividends charged to the financial years 2020 and 2019, decided during the first half of 2020 to cancel the payment of the supplementary dividend for 2019. In the third quarter of 2020, given the greater visibility, the strength of the Bank and the evolution of the underlying results, the board of directors proposed to the shareholders' meeting held on 27 October 2020, the approval of a scrip dividend (in the form of 722,526,720 newly issued shares which started trading on 11 December 2020) equivalent to approximately 0.10 euros per share as supplementary remuneration against 2019. As a result, the total remuneration for 2019 rose to EUR 0.20 per share.
With regard to the dividend payment against 2020 earnings, the board of directors approved to pay a cash dividend, from 4 May 2021, of EUR 2.75 cents per share, the maximum allowed in accordance with the limits set by the European Central Bank (ECB) in its recommendation last December. This dividend was paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.
With respect to the remuneration against the 2021 earnings, the intention is to resume payments once the ECB recommendations so allow.
For more information see Part 1. Consolidated Directors´ Report-Corporate Governance. Section 3.3 in our 2020 Form 20-F.
The remuneration per share disclosed for each financial year includes all dividends paid or to be paid on account of that financial year. The remuneration per share disclosed for the periods ended 30 June 2021 and 30 June 2020 includes the cash dividends paid in those periods; that is, EUR 2.75 cents per share paid during the first half of 2021 on account of the 2020 financial year and no dividend paid during the first half of 2020 on account of the 2019 financial year.

Set forth below is a table showing our allowances for credit impaired balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

166	January - June 2021

	2020	2019	2018	2017	2016	30 June 2021	30 June 2020
Allowances refers to:	(in millions of euros)
Allowances for total balances (A)	24,272	22,965	24,061	24,529	24,835	24,239	23,635
Allowances for contingent liabilities and commitments	695	736	773	614	457	661	662
Allowances for total balances (excluding contingent liabilities and commitments):	23,577	22,229	23,288	23,915	24,378	23,578	22,973
Other allowances (B)	310	501	666	767	528	307	301
Allowances for total balances (excluding contingent liabilities and commitments)	23,887	22,730	23,954	24,682	24,906	23,885	23,274
Of which:
Allowances for customers	23,595	22,242	23,307	23,934	24,393	23,578	22,982
Allowances for credit institutions and other financial assets	8	14	12	18	15	6	10
Allowances for Debt instruments	284	474	635	730	498	301	282

Allowances for Financial assets at amortised cost	23,849	22,713	23,947	24,682	24,906	23,823	23,255
Allowances for Financial assets at fair value through other comprehensive income	38	17	7	—	—	62	19
(A)   Allowances for credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
(B) Includes mainly allowances for debt instruments.

January - June 2021	167

ITEM 4. RISK FACTORS
For a description of risks associated with Banco Santander and the Group, see the section entitled “Risk Factors” in our 2020 Form 20-F. Set out below are certain additional risk factors which could have a material adverse effect on Banco Santander’s and the Group’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. Banco Santander’s results could also be affected by competition and other factors. The risks appearing below update and supplement certain risks highlighted in the 2020 Form 20-F. These risks should be read in conjunction with the risks appearing in the 2020 Form 20-F and all of the other information appearing in this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. In addition, there may be additional risks that Banco Santander currently considers not to be material or of which they are not currently aware, and any of these risks could have the effects set forth below. All of these factors are contingencies which may or may not occur and Banco Santander is not in a position to express a view on the likelihood of any such contingency occurring.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.
Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. If Spain’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.
Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.
We have the following ratings by the major rating agencies:

Banco Santander
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A-	F2	Jun 2021	Stable
Moody's	A2	P-1	Jul 2021	Stable
Standard & Poor's	A	A-1	Jun 2021	Stable
DBRS	A (High)	R-1 (Middle)	Oct 2020	Stable

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	Sep 2020	Stable
Moody's	A1	P-1	Oct 2020	Stable
Standard & Poor's	A	A-1	Jun 2020	Stable

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last report date	Outlook
Moody's	Ba1	-	Dec 2020	Stable
Standard & Poor's	BB-	B	Aug 2020	Stable

168	January - June 2021

We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2020, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch, we would be required to post up to EUR 85 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 258 million in additional collateral. We estimate that as of 31 December 2020, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £1.5 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £1.9 billion of cash and collateral under secured funding and derivatives contracts.
While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.
In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander's ratings is linked, to a large extent, to the macroeconomic outlook and to the impact of the covid-19 pandemic (including, for example, a second wave, new lockdowns, etc.) on our asset quality, profitability and capital. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

We depend in part upon dividends and other funds from subsidiaries.
Some of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from our Argentine subsidiaries have been subject to certain restrictions. Currently, distribution of results are suspended until 30 June 2021. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. We also have to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to us by our subsidiaries. For instance, the ECB adopted on 27 March 2020 its Recommendation ECB 2020/19, recommending banks not to pay dividends or buy back shares during the covid-19 pandemic until at least 1 October 2020. On 28 July 2020, the ECB extended this recommendation until 1 January 2021. On 15 December 2020, the ECB issued its Recommendation 2020/35 on dividend distributions during the covid-19 pandemic repealing its previous recommendation on this matter, and recommending that banks under the scope of its direct supervision exercise extreme prudence on dividends and share buy-backs. The ECB asked banks to consider not distributing any cash dividends or conducting share buy-backs, or to limit such distributions until 30 September 2021. Given the persisting uncertainty over the economic impact of the covid-19 pandemic, the ECB also considered that it would not be prudent for credit institutions to make a distribution or conduct a share buy-back amounting to more than 15% of their accumulated profit for the financial years 2019 and 2020, or more than 20 basis points in terms of the CET1 ratio, whichever is lower. Lastly, on 23 July 2021, once the most recent macroeconomic projections confirmed the economic rebound and pointed to a further reduction in the level of economic uncertainty, the ECB decided not to extend beyond September 2021 its previous recommendation that all banks limit dividends. Instead, supervisors will assess the capital and distribution plans of each bank as part of the regular supervisory process.
In relation to the UK, on 31 March 2020, the Prudential Regulation Authority (PRA) at the Bank of England sent a letter to Santander UK requesting to suspend the payment of dividends until the end of 2020. On 10 December 2020, the PRA published its statement on capital distributions by large UK banks, on which it stated that there was scope for banks to recommence some distributions should their boards choose to do so, within an appropriately prudent framework. In connection with full-year 2020 results, the PRA considers that distributions should not exceed the highest of 20 basis points of RWAs at the end of 2020 or 25% of cumulative eight-quarter profits covering 2019 and 2020 after deducting prior shareholder distributions over that period. Dividend income from Santander UK Group Holdings Ltd in 2020 amounted to EUR 186 million. On 13 July 2021, the PRA, taking into account the interim results of the 2021 stress tests, judged that banks remained well capitalised and resilient and that the level of uncertainty has decreased significantly since December 2020, and therefore concluded that the extraordinary guardrails within which it asked bank boards to determine the appropriate level of distributions in relation to full-year 2020 results were no longer necessary and removed them with immediate effect.
In June 2020, the Federal Reserve Board imposed limitations on capital distributions for certain bank holding companies, including Santander Holding USA, which took effect in the third quarter of 2020. In March 2021, the Federal Reserve Board announced that it would not extend these temporary limitations after the second quarter of 2021 and, effective July 1, 2021, these limitations expired.

January - June 2021	169

To the extent that these recommendations, or other similar measures that may be taken by supervisory authorities from other geographies, are applied by some of our subsidiaries, it could have a material adverse effect on our business, financial condition and results of operations.
At 31 December 2020, dividend income for Banco Santander, S.A. represented 49% of its total income.

We may not effectively manage risks associated with the replacement or reform of benchmark indices.
Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be 'benchmarks', including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.
Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.
Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by Banco Santander.
Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. A transition away from the widespread use of certain benchmarks to alternative rates has begun and will continue over the course of the next few years. There is uncertainty as to how risk-free rates and other market alternative rates will be accepted and if they will be widely used by market participants, and there is no guarantee that the characteristics of any of these alternative rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on Banco Santander’s results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect Banco Santander’s results.
On 27 July 2017, the Chief Executive of the U.K. Financial Conduct Authority (the FCA), which regulates the London interbank offered rate (LIBOR), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmarks after 2021. This announcement indicated that the continuation of LIBORs on the current basis could not be guaranteed after 2021.
Additionally, on 13 September 2018 the working group on euro risk-free rates recommended that the Euro Short Term Rate (€STR) shall replace EONIA. Since 2 October 2019, the date on which the €STR became available, EONIA changed its methodology to be calculated as the €STR plus a spread of 8.5 basis points. This change in EONIA’s methodology is intended to facilitate the market’s transition from EONIA to €STR, with the former expected to be discontinued by 3 January 2022.
In October 2020, the International Swaps and Derivatives Association (ISDA) launched the 2020 IBOR Fallbacks Protocol, which amends ISDA’s interest rate definitions among protocol adherents to incorporate new fallbacks for legacy non-cleared derivatives linked to LIBOR and certain other interest rate benchmarks. The protocol became effective as of 25 January 2021. Banco Santander S.A. and several subsidiaries have adhered to this protocol. Similarly, ISDA’s IBOR Fallbacks Supplement amended ISDA’s standard definitions to incorporate these new fallbacks in new derivatives entered into on or after that same effective date.
In December 2020, the European Union Council endorsed new rules amending the EU Benchmark Regulation (BMR). The aim of the amendments to the BMR is to make sure that a statutory replacement benchmark can be established by the regulators by the time a systemically important benchmark is no longer in use, and thus protect financial stability on EU markets. It is likely that the regulators decide to use these powers in order to mitigate, as much as possible, systemic risks that might result from the phasing out of LIBOR by the end of 2021. The new rules give the Commission the power to replace the so-called ‘critical benchmarks’, which could affect the stability of financial markets in Europe, and other relevant benchmarks, if their termination would result in a significant disruption in the functioning of financial markets in the EU. The Commission will also be able to replace third-country benchmarks if their cessation would result in a significant disruption in the functioning of financial markets or pose a systemic risk for the financial system in the EU.
On 5 March 2021, the FCA published an announcement to confirm the dates immediately after which all LIBOR settings will either cease to be provided by any administrator or no longer be representative. This is 31 December 2021 for all EUR, GBP, JPY and CHF LIBOR tenors and 1-week and 2-month USD LIBOR tenors, and 30 June 2023 for the remaining USD LIBOR tenors (overnight, 1-, 3-, 6- and 12-month). Therefore, after 2021, most LIBOR settings will cease to be available. The Federal Reserve Bank of New York currently publishes the Secured Overnight Financing Rate based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to USD LIBOR by the Alternative Reference Rates Committee convened by the Federal Reserve Board and the Federal Reserve Bank of New York.
These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Group. These risks include (i) legal risks arising

170	January - June 2021

from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

January - June 2021	171

ITEM 5. INFORMATION ON THE COMPANY

5.1. Average Balance Sheets and Interest Rates
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the six months ended 30 June 2021 and 2020. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities.
To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International – Mature markets’ which include Europe (except for Spain and Poland) and the United States and ‘International – Developing markets’ which include South America, Mexico and Poland.
You should read the following tables and the tables included under '—Changes in Net Interest Income—Volume and Rate Analysis' and '—Assets—Earning Assets—Yield Spread' considering the following:

•We have included loan arrangement fees in interest income;
•We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions do not qualify for such treatment, we include income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements included in Section 2 of our 6-K filed with the SEC on 14 April 2021 for a discussion of our accounting policies for hedging activities;
•We have stated average balances on a net basis, netting our allowances for credit losses; and
•All average data have been calculated as the simple average of month-end balances over the relevant date range, which is not significantly different from having used daily averages.

172	January - June 2021

Average Balance Sheet - Assets and Interest Income

	Six months ended 30 June,
	2021			2020
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and deposits on demand and loans and advances to central banks and credit institutions (A)	258,156	1,174	0.91%	213,162	1,164	1.09%
Domestic	111,450	409	0.73%	89,320	238	0.53%
International - Mature markets	100,043	261	0.52%	75,865	288	0.76%
International - Developing markets	46,663	504	2.16%	47,977	638	2.66%

Loans and advances to customers	930,187	18,410	3.96%	941,678	20,654	4.39%
Domestic	251,650	2,356	1.87%	253,462	2,575	2.03%
International - Mature markets	507,598	8,040	3.17%	513,138	8,877	3.46%
International - Developing markets	170,939	8,014	9.38%	175,078	9,202	10.51%

Debt securities	171,055	2,605	3.05%	172,721	2,735	3.17%
Domestic	44,057	152	0.69%	47,350	204	0.86%
International - Mature markets	42,069	221	1.05%	51,944	362	1.39%
International - Developing markets	84,929	2,232	5.26%	73,427	2,169	5.91%

Income from hedging operations		(273)			(81)
Domestic		38			5
International - Mature markets		(41)			(14)
International - Developing markets		(270)			(72)

Other interest		17			27
Domestic		7			10
International - Mature markets		5			11
International - Developing markets		5			6

Total Interest earning assets	1,359,398	21,933	3.23%	1,327,561	24,499	3.69%
Domestic	407,157	2,962	1.45%	390,132	3,032	1.55%
International - Mature markets	649,710	8,486	2.61%	640,947	9,524	2.97%
International - Developing markets	302,531	10,485	6.93%	296,482	11,943	8.06%
Other non-interest earning assets	179,769			221,290
Assets from discontinued operations	—			—
Total Average Assets	1,539,167	21,933		1,548,851	24,499

Note: As of 30 June 2021 and 30 June 2020, Total Average Assets attributed to international activities accounted for 68% and 69%, respectively, of the Group's Total Average Assets. (International - Mature markets accounted for 46% and 46% and International - Developing markets accounted for 22% and 23%, respectively).
A) Interest includes income from liabilities reported in "Deposits from central banks and credit institutions" related to funding from the European Central Bank.

January - June 2021	173

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended 30 June,
	2021			2020
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Deposits from central banks and credit institutions (B)	194,690	761	0.78%	187,022	1,134	1.21%
Domestic	95,708	176	0.37%	83,424	181	0.43%
International - Mature markets	60,125	116	0.39%	66,750	313	0.94%
International - Developing markets	38,857	469	2.41%	36,848	640	3.47%

Customer Deposits	871,580	2,198	0.50%	827,863	3,684	0.89%
Domestic	283,269	141	0.10%	266,024	198	0.15%
International - Mature markets	402,481	393	0.20%	381,634	1,106	0.58%
International - Developing markets	185,830	1,664	1.79%	180,205	2,380	2.64%

Marketable debt securities (A)	231,867	2,244	1.94%	256,699	2,963	2.31%
Domestic	101,335	744	1.47%	98,409	789	1.60%
International - Mature markets	103,025	880	1.71%	123,863	1,339	2.16%
International - Developing markets	27,507	620	4.51%	34,427	835	4.85%

Other interest bearing liabilities	8,355	111	2.66%	12,164	166	2.73%
Domestic	4,348	33	1.52%	7,694	73	1.90%
International - Mature markets	2,099	20	1.91%	2,218	17	1.53%
International - Developing markets	1,908	58	6.08%	2,252	76	6.75%

Expenses from hedging operations		(195)			(58)
Domestic		(56)			12
International - Mature markets		(84)			(45)
International - Developing markets		(55)			(25)

Other interest		618			408
Domestic		168			193
International - Mature markets		66			56
International - Developing markets		384			159

Total interest bearing liabilities	1,306,492	5,737	0.88%	1,283,748	8,297	1.29%
Domestic	484,660	1,206	0.50%	455,551	1,446	0.63%
International - Mature markets	567,730	1,391	0.49%	574,465	2,786	0.97%
International - Developing markets	254,102	3,140	2.47%	253,732	4,065	3.20%
Other non-interest bearing liabilities	139,932			159,203
Non-Controlling interest	10,074			10,097
Stockholders' Equity	82,669			95,803
Liabilities from discontinued operations	—			—
Total average liabilities and Stockholders' Equity	1,539,167	5,737		1,548,851	8,297

Note: As of 30 June 2021 and 30 June 2020, Total average liabilities attributed to international activities accounted for 63% and 64%, respectively, of the Group's Total average liabilities. (International - Mature markets accounted for 42% and 43% and International - Developing markets accounted for 21% and 21%, respectively).

174	January - June 2021

(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”.
(B) Interest includes expenses from assets reported in "Cash and deposits on demand and loans and advances to central banks and credit institutions" related to liquidity placed in the European Central Bank
Changes in Net Interest Income—Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income attributable to changes in average volume and changes in average rate for the first six months of 2021 compared to the same period of 2020. We have calculated volume variances based on changes in average balances over the period and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities, as applicable, over the period. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates'.
Variations in International - Developing markets are negatively impacted by exchange rates, in particular volumes in South America. See the detail of the exchange rates of the main currencies against the euro in 'Part 1. Directors' Report— Appendix— Alternative Performance Measures— Local currency measures'.

Volume and Rate Analysis

	Six months ended 30 June
	2021 / 2020
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Cash and deposits on demand and loans and advances to central banks and credit institutions	128	(118)	10
Domestic	68	103	171
International - Mature markets	77	(104)	(27)
International - Developing markets	(17)	(117)	(134)

Loans and advances to customers	(326)	(1,918)	(2,244)
Domestic	(18)	(201)	(219)
International - Mature markets	(95)	(742)	(837)
International - Developing markets	(213)	(975)	(1,188)

Debt securities	244	(374)	(130)
Domestic	(13)	(39)	(52)
International - Mature markets	(61)	(80)	(141)
International - Developing markets	318	(255)	63

Income from hedging operations	(192)	—	(192)
Domestic	33	—	33
International - Mature markets	(27)	—	(27)
International - Developing markets	(198)	—	(198)

Other interest	(10)	—	(10)
Domestic	(3)	—	(3)
International - Mature markets	(6)	—	(6)
International - Developing markets	(1)	—	(1)

Total Interest earning assets	(156)	(2,410)	(2,566)
Domestic	67	(137)	(70)
International - Mature markets	(112)	(926)	(1,038)
International - Developing markets	(111)	(1,347)	(1,458)

January - June 2021	175

	Six months ended 30 June,
	2021 / 2020
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	30	(403)	(373)
Domestic	25	(30)	(5)
International - Mature markets	(28)	(169)	(197)
International - Developing markets	33	(204)	(171)

Customer Deposits	141	(1,627)	(1,486)
Domestic	12	(69)	(57)
International - Mature markets	57	(770)	(713)
International - Developing markets	72	(788)	(716)

Marketable debt securities	(340)	(379)	(719)
Domestic	23	(68)	(45)
International - Mature markets	(204)	(255)	(459)
International - Developing markets	(159)	(56)	(215)

Other interest bearing liabilities	(39)	(16)	(55)
Domestic	(27)	(13)	(40)
International - Mature markets	(1)	4	3
International - Developing markets	(11)	(7)	(18)

Expenses from hedging operations	(137)	—	(137)
Domestic	(68)	—	(68)
International - Mature markets	(39)	—	(39)
International - Developing markets	(30)	—	(30)

Other interest	210	—	210
Domestic	(25)	—	(25)
International - Mature markets	10	—	10
International - Developing markets	225	—	225

Total interest bearing liabilities	(135)	(2,425)	(2,560)
Domestic	(60)	(180)	(240)
International - Mature markets	(205)	(1,190)	(1,395)
International - Developing markets	130	(1,055)	(925)
(1) We calculate the volume variance as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2) We calculate the rate variance as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

176	January - June 2021

Assets

Interest-earning Assets—Yield Spread
The following table analyzes our average interest-earning assets, interest and similar income and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates', and the footnotes thereto.

	Six months ended 30 June
	2021	2020
	(in millions of euros, except percentages)
Average interest earning assets	1,359,398	1,327,561
Domestic	407,157	390,132
International - Mature markets	649,710	640,947
International - Developing markets	302,531	296,482

Interest and similar income	21,933	24,499
Domestic	2,962	3,032
International - Mature markets	8,486	9,524
International - Developing markets	10,485	11,943

Interest income / (charges) (A)	16,196	16,202
Domestic	1,756	1,586
International - Mature markets	7,095	6,738
International - Developing markets	7,345	7,878

Gross yield (B)	3.23%	3.69%
Domestic	1.45%	1.55%
International - Mature markets	2.61%	2.97%
International - Developing markets	6.93%	8.06%

Net yield (C)	2.38%	2.44%
Domestic	0.86%	0.81%
International - Mature markets	2.18%	2.10%
International - Developing markets	4.86%	5.31%

Yield spread (D)	2.35%	2.40%
Domestic	0.96%	0.92%
International - Mature markets	2.12%	2.00%
International - Developing markets	4.46%	4.85%

A.Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. — See 'Income Statement' in the consolidated financial statements included in Part 2 of this report on Form 6-K.
B.Gross yield is the quotient of interest income divided by average earning assets.
C.Net yield is the quotient of net interest income divided by average earning assets.
D.Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see 'Part 1. Consolidated Director’s Report — Group Financial information — Income statement and balance sheet'.

January - June 2021	177

Interest-earning assets-composition
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates', and the footnotes thereto.

	Six months ended 30 June
	2021	2020

Cash and deposits on demand and loans and advances to central banks and credit institutions	18.99%	16.06%
Domestic	8.20%	6.73%
International - Mature markets	7.36%	5.71%
International - Developing markets	3.43%	3.61%

Loans and advances to customers	68.42%	70.93%
Domestic	18.51%	19.09%
International - Mature markets	37.34%	38.65%
International - Developing markets	12.57%	13.19%

Debt securities	12.58%	13.01%
Domestic	3.24%	3.57%
International - Mature markets	3.09%	3.91%
International - Developing markets	6.25%	5.53%

178	January - June 2021

5.2. Other Industry Guide 3 Disclosures

Movements in Allowances for Financial Assets at Amortised Cost
The following table analyzes, for the periods indicated, movements in our allowances for financial assets at amortised cost by domicile of the Group entity at which the relevant allowances are accounted for. See 'Item 1—Presentation of Financial and Other Information' and 'Item 3—Selected Financial Data' for a reconciliation of the various categories of allowances for credit impaired balances disclosed and discussed throughout this report on Form 6-K. For further discussion of movements in the allowances for credit losses see 'Part 1. Consolidated Directors’ Report —Group financial information —Grupo Santander Results' of this report.

January - June 2021	179

	Year ended 31 December			Six months ended 30 June
	2020	2019	2018	2021	2020
	(in millions of euros, except percentages)
Allowance for credit losses at end of 2017
Borrowers in Spain	n.a.	n.a.	8,746	n.a.	n.a.
Borrowers outside Spain	n.a.	n.a.	15,937	n.a.	n.a.
Total	n.a.	n.a.	24,682	n.a.	n.a.

IFRS9 Impact
Borrowers in Spain	n.a.	n.a.	755	n.a.	n.a.
Borrowers outside Spain	n.a.	n.a.	1,219	n.a.	n.a.
Total	n.a.	n.a.	1,974	n.a.	n.a.

Allowance for credit losses at beginning of the period
Borrowers in Spain	6,618	7,683	9,501	7,385	6,618
Borrowers outside Spain	16,095	16,264	17,156	16,464	16,095
Total	22,713	23,947	26,656	23,849	22,713

Net provisions for credit losses charged to income statement (B)
Borrowers in Spain	2,845	1,336	1,295	1,276	1,259
Borrowers outside Spain	10,540	9,772	9,206	3,108	6,182
Total	13,385	11,108	10,501	4,384	7,441

Charge offs against credit loss allowance
Borrowers in Spain	(1,258)	(2,692)	(2,899)	(1,293)	(854)
Borrowers outside Spain	(7,672)	(9,901)	(9,774)	(3,060)	(4,328)
Total	(8,930)	(12,593)	(12,673)	(4,353)	(5,183)

Other movements (A)	(3,319)	251	(538)	(56)	(1,716)

Allowance for credit losses at end of the period (C) (D)
Borrowers in Spain	7,385	6,618	7,683	7,284	7,146
Borrowers outside Spain	16,464	16,095	16,263	16,539	16,109
Total	23,849	22,713	23,947	23,823	23,255

Recoveries of loans previously charged off against income statement
Borrowers in Spain	96	233	255	39	45
Borrowers outside Spain	1,125	1,353	1,303	560	498
Total	1,221	1,586	1,558	599	543

Average loans outstanding
Borrowers in Spain	251,536	236,132	240,845	251,650	253,462
Borrowers outside Spain	679,027	674,195	620,482	678,537	688,216
Total	930,563	910,327	861,327	930,187	941,678

Net charge-offs against loan loss allowance to average loans ratio (E)
Borrowers in Spain	0.46%	1.04%	1.10%	1.00%	0.64%
Borrowers outside Spain	0.96%	1.27%	1.37%	0.74%	1.11%
Total	0.83%	1.21%	1.29%	0.81%	0.99%
(A) Under 'Other movements' we include in 2020 mainly exchange rate differences against the euro.

180	January - June 2021

(B) We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(C) Includes allowances for impairment losses on balances of 'Loans and receivables - Loans and advances to customers', 'Loans and receivables - Loans and advances to credit institutions' and 'Loans and receivables – Debt securities'. See 'Item 3. Selected Financial Data'.
(D) The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(E) For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off. Ratios at 30 June 2021 and 30 June 2020 reflect year-to-date net loan charge-offs, annualized. Ratios at year end reflect full year net loan charge-offs.

The net charge-offs against loan loss allowance to average loans ratio in Spain increased 36 basis points in 30 June 2021 as compared to 30 June 2020 while in foreign jurisdictions the ratio decreased 37 basis points in the same period. In Spain there was an increase in net charge-offs once the relief programmes granted to customers during the covid-19 ended and a decrease in average loans. In foreign jurisdictions both net charge-offs and average loans in euros decreased during the first half of 2021 as compared to the first half of 2020.

January - June 2021	181

The table below shows, for the periods indicated, a breakdown of recoveries, net provisions and charge-offs against credit loss allowances by type and by domicile of the Group entity at which these items are accounted for.

	Year ended 31 December			Six months ended 30 June
	2020	2019	2018	2021	2020
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	28	93	119	1	10
Real estate and construction	31	62	58	16	21
Other mortgages	6	9	3	2	6
Instalment loans to individuals	19	66	60	19	8
Lease finance	1	2	2	1	—
Other	11	1	13	—	—
Total Borrowers in Spain	96	233	255	39	45
Borrowers outside Spain
Government and official institutions	—	1	—	5	—
Commercial and industrial	1,084	1,264	1,224	531	485
Mortgage loans	40	84	75	16	13
Other	1	4	3	8	—
Total Borrowers outside Spain	1,125	1,353	1,303	560	498
Total	1,221	1,586	1,558	599	543
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	1,516	798	740	378	634
Real estate and construction	62	80	96	60	42
Other mortgages	141	121	27	479	127
Instalment loans to individuals	1,115	342	434	343	445
Lease finance	5	6	(51)	19	5
Other	6	(11)	49	(3)	6
Total Borrowers in Spain	2,845	1,336	1,295	1,276	1,259
Borrowers outside Spain
Government and official institutions	3	4	18	(2)	2
Commercial and industrial	10,211	9,544	9,034	2,976	5,982
Mortgage loans	319	240	147	109	197
Other	8	(16)	7	25	1
Total Borrowers outside Spain	10,540	9,772	9,206	3,108	6,182
Total	13,385	11,108	10,501	4,384	7,441
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(425)	(687)	(784)	(551)	(302)
Real estate and construction	(123)	(390)	(942)	(103)	(87)
Other mortgages	(452)	(1,011)	(570)	(370)	(356)
Instalment loans to individuals	(249)	(550)	(565)	(268)	(104)
Lease finance	(2)	(7)	(1)	(1)	(1)
Other	(7)	(47)	(37)	—	(4)
Total Borrowers in Spain	(1,258)	(2,692)	(2,899)	(1,293)	(854)
Borrowers outside Spain
Government and official institutions	—	—	—	—	(1)
Commercial and industrial	(7,483)	(9,663)	(9,528)	(2,974)	(4,265)
Mortgage loans	(153)	(233)	(235)	(83)	(60)
Other	(37)	(5)	(10)	(3)	(2)
Total Borrowers outside Spain	(7,672)	(9,901)	(9,774)	(3,060)	(4,328)
Total	(8,930)	(12,593)	(12,673)	(4,353)	(5,183)

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The tables below show, for the periods indicated, a breakdown of allowances for credit losses by type and by domicile of the Group entity at which the allowances for credit losses are accounted for.

	Year Ended 31 December
	2020	%	2019	%	2018	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	3,351	14.05	2,299	10.12	2,562	10.70
Real estate and construction (A)	637	2.67	672	2.96	1,325	5.53
Mortgages loans	1,899	7.96	2,706	11.91	2,504	10.46
Instalment loans to individuals	1,295	5.43	747	3.29	1,084	4.53
Lease finance	151	0.63	147	0.65	92	0.38
Other	52	0.22	47	0.21	116	0.48
Total Borrowers in Spain	7,385	30.97	6,618	29.14	7,683	32.08
Borrowers outside Spain:
Government and official institutions	22	0.09	47	0.21	43	0.18
Commercial, industrial and instalment loans to individuals	14,138	59.28	13,649	60.09	13,912	58.09
Mortgage loans	2,065	8.66	2,139	9.42	2,083	8.70
Other	239	1.00	260	1.14	226	0.94
Total Borrowers outside Spain	16,464	69.03	16,095	70.86	16,264	67.92
Total	23,849	100.00	22,713	100.00	23,947	100.00
(A)   As of 31 December 2020, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to EUR 69 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan. The decreases of allowances for credit losses in Real Estate and Construction in 2019 as compared to 2018 result from sales of portfolios and charge-offs.

	Six Months Ended 30 June
	2021	%	2020	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	3,157	13.25	2,644	11.37
Real estate and construction (A)	593	2.49	633	2.72
Mortgages loans	1,971	8.27	2,603	11.19
Instalment loans to individuals	1,360	5.71	1,059	4.55
Lease finance	148	0.62	151	0.65
Other	55	0.23	56	0.24
Total Borrowers in Spain	7,284	30.58	7,146	30.73
Borrowers outside Spain:
Government and official institutions	11	0.05	48	0.21
Commercial, industrial and instalment loans to individuals	14,258	59.85	13,734	59.06
Mortgage loans	2,136	8.97	2,112	9.08
Other	134	0.56	215	0.92
Total Borrowers outside Spain	16,539	69.42	16,109	69.27
Total	23,823	100.00	23,255	100.00
(A)       At 30 June 2021 and 2020 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €71 million and €95 million, respectively. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.
Credit impaired balances
The following table shows our credit impaired assets (loans and other assets to collect) and contingent liabilities:

January - June 2021	183

	Year ended 31 December			Six Months ended 30 June
	2020	2019	2018	2021	2020
	(in millions of euros)
Past-due and other credit impaired balances (A) (B):
Domestic	15,048	15,591	17,376	15,424	16,207
International	16,719	18,208	18,316	17,842	16,575
Total	31,767	33,799	35,692	33,266	32,782
(A) The total amount of our credit impaired balances fully provisioned under IFRS was €1,267 million, €983 million and €1,479 million, at 31 December 2020, 2019 and 2018, respectively, and €1,647 million and €1,207 million at June 2021 and 2020, respectively.
(B) At 31 December 2020, 2019 and 2018 (i) the total amount of our credit impaired more than 90 days past-due balances was €18,616 million, €21,296 million and €21,201 million, respectively, and €19,394 million and €20,635 million at June 2021 and 2020, respectively, and (ii) the total amount of our other credit impaired balances was €13,151 million, €12,503 million and €14,491 million, respectively, and €13,872 million and €12,147 million at June 2021 and 2020, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at 30 June 2021 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of credit impaired balances
The following table shows the movement in our credit impaired assets and contingent liabilities:

(in millions of euros)	Year ended	Year ended	Quarter ended
	31 Dec	31 Dec	30 June	31 Mar	31 Dec	30 Sep	30 June	31 Mar
	2020	2019	2021	2021	2020	2020	2020	2020

Opening balance	33,799	35,692	32,473	31,767	30,894	32,782	32,743	33,799
Entries	10,277	10,544	2,561	2,495	3,334	1,595	2,805	2,543
Changes in scope of consolidation	(44)	—	—	—	—	(44)	—	—
Exchange differences	(3,335)	156	351	444	(345)	(1,673)	(353)	(964)
Write-offs	(8,930)	(12,593)	(2,119)	(2,233)	(2,116)	(1,766)	(2,413)	(2,635)
Closing balance	31,767	33,799	33,266	32,473	31,767	30,894	32,782	32,743

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Credit impaired balances ratios
The following table shows the total amount of our computable credit risk, the amounts of our credit impaired assets and contingent liabilities by category, our allowances for credit losses, the ratio of our credit impaired balances to total computable credit risk and our Total coverage ratio at the dates indicated:

	Year Ended 31 December			Six Months Ended 30 June
	2020	2019	2018	2021	2020
	(in millions of euros, except percentages)
Computable credit risk (A)	989,456	1,016,507	958,153	1,032,084	1,006,796

Credit impaired balances by category:
Individuals	15,320	17,327	16,511	15,990	16,411
Mortgages	7,361	8,530	8,371	7,718	8,669
Consumer loans	6,086	6,558	6,154	6,294	5,739
Credit cards and others	1,873	2,239	1,986	1,978	2,003
Enterprises	15,078	14,769	16,137	15,571	14,888
Corporate Banking	1,340	1,640	2,993	1,666	1,452
Public sector	29	63	51	39	31
Total credit impaired balances	31,767	33,799	35,692	33,266	32,782

Allowances for total balances	24,272	22,965	24,061	24,239	23,635

Ratios
NPL ratio (B)	3.21%	3.32%	3.73%	3.22%	3.26%
Total coverage ratio (C)	76%	68%	67%	73%	72%
Balances charged-off to total loans and contingent liabilities (D)	0.78%	1.08%	1.16%	0.73%	0.89%
(A) Sum of the face amounts of loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired.
(B) Credit impaired balances (credit impaired loans and advances to customers, customer guarantees and customer commitments granted) to computable credit risk.
(C) Allowances for total balances as a percentage of credit impaired balances.
(D) Ratios at 30 June 2021 and 30 June 2020 reflect year-to-date net charge-offs annualized. Ratios at year end reflect full year net charge-offs.

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Foreclosed assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	Total Year	Quarterly movements				Total Year	Six Months Ended 30 June
	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Dec. 31, 2020	Jun. 30, 2021	Jun. 30, 2020
	(in millions of euros, except percentages)
Opening balance	10,468	8,694	8,660	8,455	8,304	8,694	8,150	8,694
Foreclosures	980	219	81	135	160	595	281	300
Sales	(3,422)	(173)	(290)	(215)	(349)	(1,027)	(552)	(463)
Perimeter	—	—	—	—	—	—	—	—
Other movements	668	(80)	4	(71)	35	(112)	(8)	(76)
Gross foreclosed assets and assets acquired in payment of customer debts	8,694	8,660	8,455	8,304	8,150	8,150	7,871	8,455
Of which: in Spain	7,605	7,624	7,535	7,366	7,306	7,306	7,063	7,535
Allowances established	4,209	4,135	4,092	3,997	4,069	4,069	3,908	4,092
Of which: in Spain	3,932	3,869	3,809	3,740	3,819	3,819	3,689	3,809
Closing balance (net)	4,485	4,525	4,363	4,307	4,081	4,081	3,963	4,363
Of which: in Spain	3,673	3,755	3,726	3,626	3,487	3,487	3,374	3,726
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	48.4%	47.7%	48.4%	48.1%	49.9%	49.9%	49.7%	48.4%
Of which: in Spain	51.7%	50.8%	50.6%	50.8%	52.3%	52.3%	52.2%	50.6%

Property financing provided for construction and property development
The table below shows the construction and real estate business in Spain portfolio, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2021 and the first half of 2020:

	Millions of euros
	30 June 2021	30 June 2020
Balance at the beginning of the year	2,871	2,939
Foreclosed assets	(1)	(2)
Reductions (A)	(93)	109
Written-off assets	(5)	(15)
Balance at the end of the year	2,772	3,031

(A) Includes sales of portfolios, cash recoveries, third parties subrogations and new production.

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    For more information about property financing provided for construction and property development see Note 16.d.ii to our interim consolidated financial statements in Part 2 of this report.

Research and development, patents and licenses, etc.
During 2020 and the first half of 2021 we spent €1,123 million and €593 million, respectively, in research and development activities in connection with information technology projects.

ITEM 6. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations by remaining maturity at 30 June 2021:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions	63,096	92,446	22,672	4,556	182,770
Customer deposits	803,867	22,193	11,243	18,819	856,122
Marketable debt securities	66,174	61,308	48,554	61,703	237,739
Liabilities under insurance contracts (A)	865	32	42	69	1,008
Lease obligations	689	970	581	754	2,994
Other long-term liabilities (B)	1,761	3,039	3,410	5,262	13,472
Contractual interest payment (C)	3,583	3,522	4,672	13,819	25,596
Total	940,035	183,510	91,174	104,982	1,319,701
(A) Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(B) Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(C) Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of 31 December 2020 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the 'fixed payments' of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

ITEM 7. SUPERVISION AND REGULATION
For a description of material regulation applicable to Banco Santander and the Group, see 'Section 10. Supervision and Regulation' and 'Section 4. Risk factors. 2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition' in our 2020 Form 20-F. Set out below are certain significant regulations implemented as a result of covid-19, which update and supplement the referred sections in our 2020 Form 20-F.
U.S. covid-19 Supervisory Actions
The U.S. banking regulators have taken a number of supervisory actions to mitigate the economic impacts of the covid-19 pandemic. Among these actions, beginning in for the third quarter of 2020, the Federal Reserve Board required certain large banking organizations, including Santander Holdings USA, to suspend share repurchases, cap dividend payments to the amount paid in the second quarter of 2020, and further limit dividends according to a formula based on recent income. In March 2021, the Federal Reserve Board announced that it would not extend these temporary limitations after the second quarter of 2021 and, effective July 1, 2021, these limitations expired. The Federal Reserve Board also required banking organizations to re-evaluate their longer-term capital plans and to resubmit their capital plans in the fourth quarter of 2020 based on a second round of supervisory stress test scenarios. In December 2020 the Federal Reserve Board released the results of the second round of supervisory stress tests. The Federal Reserve Board did not change Santander Holdings USA’s stress capital buffer as a result of this second round of stress tests. The Coronavirus Aid, Relief, and Economic Security Act also provides financial institutions with the option to suspend certain GAAP requirements for coronavirus-related loan modifications that would otherwise constitute troubled debt restructurings and further requires the U.S. federal banking agencies to defer to financial institutions’ determinations in making such suspensions.

January - June 2021	187

ITEM 8. RISK DISCLOSURES

Higher-Risk Loans
Grupo Santander does not have any significant exposure to higher-risk loans. Our loan portfolio is focused on retail banking with a medium-low risk profile, and with broad diversification both by geography and segment.
Some portfolios of the Group demand specific monitoring due to the inherent nature of their business and particular risk profile, including for instance the auto loans business in the consumer subsidiary in the U.S. (SCUSA). Other less relevant portfolios in terms of size are also explicitly monitored through the risk appetite and the applicable monitoring policies.
It is important to bear in mind that 65% of the Group’s net customer loans are secured, mostly by real estate collateral.
Mortgages to individuals represent approximately 44% of the Group’s loan book, with a low risk profile, low non-performing ratios and appropriate provisions coverage. Among other factors, this is due to the fact that these are mainly first residence mortgage loans and subject to a rigorous assessment of credit risk and affordability. The admission process assesses both the current and future payment capacity of the customer, evaluating if the client’s disposable income will be enough to meet the loans’ instalments.
Certain mortgage portfolios that may present higher risks (interest only, flexible loans, loans with LTV greater than 100% or buy to let), are subject to even more strict lending policies to mitigate their risks. Furthermore, they represent a low percentage of the Group’s portfolio, and their performance is continuously monitored to ensure close control.

Changes in Practices
Governance, policies and practices were further strengthened since early 2020 in response to the effects of the covid-19 driven economic environment and to support our customers by providing them with both government and internal support measures. Main initiatives were:
•Identification, monitoring and management of customers facing hardship and vulnerable sectors (tourism, transportation, etc.)
•Scenario analysis to assess potential impacts and define action plans if needed
•Assessment of the risk control framework, risk appetite statement enhancements, management limits and policies to ensure their appropriateness under this environment
•Activation of additional governance, including the Special Situation Committees, which have been critical to address and closely monitor the existing situation and its potential negative effects
•Undertaking various initiatives to enhance the relationship between the Group and our subsidiaries and continue applying an advanced risk management model. It is worth highlighting the close collaboration that we have undertaken in relation to covid-19 to share best practices, experiences, provide support in the execution of scenario analysis, additional provision estimations, etc. In addition, development of organizational structures reinforcing the risk function at the regional level, such as the new One Europe CRO.
Santander Group’s business continuity management system (BCMS) guarantees business continuity in all entities in the event of a disaster or serious incident. In 2020, the pandemic situation has challenged the current Units’ Business Continuity Plan (BCP) frameworks and strategies and some protocols had to be adapted to the current situation, but this crisis has proven that Santander Group has a robust BCM program in place.
Across the different locations of the bank, the majority of the workforce was redeployed from working in an office environment to working from home. In general, this was achieved by quickly increasing the capacity for staff to work remotely and by reinforcing the resilience and capacity of the online channels, contact centres along with the remote working infrastructure (such as VPN, end user devices, collaboration tools, etc.).
In addition, a reinforced monitoring process was established to ensure the operational continuity of the services provided to Santander by critical vendors.
At the moment, the BCP arrangements keep activated in the majority of the Group’s units.

188	January - June 2021

Other
Grupo Santander's exposure to complex structured instruments and assets is very limited; this is a reflection of our risk culture and prudent risk management.
Santander uses credit derivatives to cover loans and to serve our customer needs’ related to their trading activities in financial markets. Trading volume is small in terms of our notional value (0.3% of total counterparty risk notional value) and is subject to a solid set of internal controls and procedures to minimize operational risk.

Exposures related to complex structured assets
We have a very limited exposure to complex structured assets. See 'Quantitative Analysis About Market Risk' below.

Quantitative Analysis About Market Risk
A.    Activities subject to market risk and types of market risk
Activities exposed to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors, the liquidity risk from our products and markets, and the balance sheet liquidity risk. Therefore, they include trading risks and structural risks.
•Interest rate risk arises from changes in interest rates and could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in trading books and derivatives.
•Inflation rate risk originates from changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the returns are linked to future inflation values or a change in the current rate.
•Exchange rate risk is the sensitivity of a value of a position not denominated in the base currency to shifts in exchange rates. A long or open position in a foreign currency may produce a loss if it depreciates against the base currency. Exposures affected by this risk include non-euro currencies investments in subsidiaries and transactions in foreign currency.
•Equity risk is the sensitivity of the value of open positions in equities to adverse movements in their market prices or expectations about future dividend. This affects positions in shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc...).
•Credit spread risk is the sensitivity of the value of open positions in fixed income securities or credit derivatives to movements in credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.
•Commodities price risk is the risk from changes in commodities prices. Our exposure to this risk is not significant, mainly coming from our customers’ derivative transactions in commodities.
•Volatility risk is the sensitivity of the value of a portfolio to changes in the volatility of interest rates, exchange rates, shares, credit spreads and other risk factors. It is incurred by financial instruments in which volatility affects valuation. The most significant case is the financial options portfolio.
These market risks can be partly or fully mitigated with derivatives such as options, futures, forwards and swaps. However, there are other types of market risk that require more complex hedging:

•Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation) of the same type (e.g. two exchange rates) or different types (e.g. an interest rate and the price of a commodity).
•Market liquidity risk originates when Grupo Santander or a subsidiary cannot reverse or close a position without an impact on the market price or the transaction cost. Market liquidity risk can arise from a reduction in market makers or institutional investors, the execution of a large volume of transactions or market instability. It could also increase depending on how exposures are distributed among products and currencies.

January - June 2021	189

•Pre-payment or cancellation risk originates when mortgages, deposits and other on-balance-sheet instruments give holders the option to buy or sell them, this altering future cash flows. Potential mismatches on the balance sheet pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk arises when an entity underwrites or places securities and other types of debt and assumes the risk of having to acquire issued securities partially if buyers have not taken them up.
In addition to the above market risks, balance sheet liquidity risk (unlike market liquidity risk) is the possibility of meeting payment obligations late or at an excessive cost. Losses may be caused by forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
On the other hand, pension and actuarial risks also depend on shifts in market factors. Further details are provided in this chapter.
We make sure we comply with the Basel Committee’s Fundamental Review of the Trading Book, and the EBA guidelines on balance sheet interest rate risk. Through several projects, we aim to provide risk managers and control teams with the best tools to manage market risks under the right governance framework for the models we use, to report risk metrics, and help satisfy requirements on these risks.
B.    Trading market risk management
Management limits and control system
Market risk functions' daily monitoring makes sure market risk positions remain within approved limits. It assesses the performance of, and major changes in, market risk metrics, and distributes regular reports to senior management and other internal and external stakeholders so market risk activities can be properly monitored.
The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a prudent approach. The main ones are:
• Value at Risk (VaR) and Stressed VaR limits.
• Limits of equivalent and/or nominal positions.
• Interest rate sensitivity limits.
• Vega limits.
• Delivery risk limits for short positions in securities (fixed income and securities).
• Limits to constrain the volume of effective losses or protect results generated during the period:
• Loss trigger.
• Stop loss.
• Credit limits:
• Total exposure limit.
• Jump to default by issuer limit.
• Others.
• Limits for origination transactions.
Those general limits include sub-limits. They establish a sufficiently granular structure to control market risk factors Grupo Santander is exposed to in trading. We monitor subsidiaries' position daily, mindful of changes in portfolios and trading desks to find events in need of immediate correction and comply with the Volcker Rule.
We stablish global approval and control limits, global approval limits with local control, and local approval and local control limits. The head of each country unit or subsidiary requests them based on business type and budget targets seeking consistency with the risk/return ratio. Limits are approved by the risk bodies in accordance with governance processes.
Subsidiaries must comply with the approved limits. Local executives must explain breached limits and an action plan to correct them in writing and on the day of the breach. Actions could involve reducing a position within the limits or formulating a strategy that justifies a limit increase.
Methodologies
a) Value at Risk (VaR)

190	January - June 2021

Value at Risk (VaR), our standard methodology for risk management and control in trading, measures the maximum expected loss with a specific level of confidence and time frame.
The standard for historic simulation is a confidence level of 99% over one day. We apply statistical adjustments efficiently to incorporate recent developments affecting our levels of risk. Our time frame is two years or at least 520 days from the reference date of the VaR calculation. We report the higher of two VaR figures we calculate daily. One applies an exponential decay factor that allocates less weight to the oldest observations; the other has the same weight for all observations.
We also simultaneously calculate Value at Earnings (VaE). It measures the maximum potential gain with a certain level of confidence and specific time frame under the same methodology for VaR.
VaR by historic simulation has many advantages as a risk metric. It sums up the portfolio's market risk in a single number. It is based on actual market movements without assuming functions, forms or correlations between market factors.
However, the VaR metric has some limitations, regardless of the methodology to calculate it. In particular:
• As VaR calculation has a certain level of confidence, it does not indicate the levels of possible losses beyond it.
• The liquidity horizon of some products in the portfolio is greater than VaR model's.
• VaR is a static analysis of portfolio's risk, subject to significant (albeit unlikely) changes in the following day.
The historical simulation methodology also has limitations:
• High sensitivity to the time frame used.
• Inability to capture plausible high-impact events if these do not occur during the time frame used.
• Valuation parameters with no market input (such as correlations, dividend and recovery rates).
• Slow adjustment to new volatilities and correlation, if the newest and oldest data receive the same weight.
Using Stressed VaR and expected shortfall (ES) help overcome some of these limitations. We calculate VaR with exponential decay, apply conservative valuation adjustments, and regularly conduct analyses and backtesting to assess the accuracy of the VaR calculation model.
b) Stressed VaR (sVaR) and expected shortfall (ES)
We calculate sVaR daily for our main portfolios with the same methodology as for VaR, with these exceptions:
• We use a window of 260 observations (as opposed to 520 for VaR) over a continuous period of stress on a portfolio. We do the calculation for each major portfolio by analysing the history of a subset of selected market risk factors based on expert judgement and the most significant positions in the books.
• Unlike VaR, we obtain sVaR by using the percentile with uniform weighting, and not with the higher of the percentiles with exponential and uniform weightings.
To calculate the ES we estimate the value of the potential loss that is higher than the level set by VaR. We also apply uniform weights to all observations. Unlike VaR, ES has the advantage of capturing the risk of large losses with a low probability (tail risk) and being a sub-additive metric. According to the Basel Committee, an ES with a 97.5% confidence interval delivers a level of risk similar to VaR at a 99% confidence interval.
c) Scenario analysis
Risk measures used in Grupo Santander are based on daily risk management and decision-making assumptions. They include normal market conditions, continuous prices and adequate liquidity. However, they may not fully anticipate extreme movements or unexpected strong changes in the market.
We also run scenario analyses of unexpected events involving a variety of risks that indicate how much capital they would require to absorb losses.
These stress scenarios are important to estimate future risk, overcome the limitations of models and historical data, support liquidity and capital stock plans, report on risk tolerance levels and develop risk reduction and contingency plans under stress conditions.
We regularly calculate and analyse stress scenarios for our subsidiaries with trading activities which include historical scenarios, hypothetical scenarios and reverse stress test scenarios.
d) Analysis of positions, sensitivities and results

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Grupo Santander uses positions to quantify the market values of transactions in the portfolio, grouped by main risk factor and considering the delta value of any futures or options. Risk positions can be in the base currency of the subsidiary and the currency used for standardizing information. We monitor positions daily to detect incidents and correct them immediately.
Measurements of market risk sensitivity estimate the variation of an instrument or portfolio's market value to changes in a risk factor with analytical approximations given through partial derivatives or a complete revaluation of the portfolio.
The risk area's daily income statement is an excellent indicator of risks and helps identify the impact of changes in financial variables on portfolios.
e) Derivatives activities and credit management
We run controls over derivative activities and credit management daily with specific measures due to their atypical nature. Firstly we control and monitors underlying asset's sensitivity to price movements (Delta and Gamma), volatility (Vega) and time (Theta). Secondly, we systematically review such measurements as sensitivity to the spread, jump-to-default and concentrations of positions by rating.
For credit risk in trading portfolios, we also calculate Incremental Risk Charge (IRC), an additional metric recommended by the Basel Committee and current regulations. IRC covers default risks and rating migrations not adequately captured in VaR through variations in credit spreads.
We apply this metric to public and private fixed-income bonds, derivatives on bonds (forward, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). We calculate IRC using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one-year horizon. We follow the Montecarlo methodology, applying one million simulations.
f) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)
Grupo Santander calculates trading portfolio results with credit valuation adjustment (CVA) and debit valuation adjustment (DVA). The CVA is for over the-counter (OTC) derivatives and results from the risk associated with the credit exposure assumed with each counterparty.
The CVA for a particular counterparty is the total CVA for all its maturities. To calculate it, we consider such inputs as expected exposure, loss given default, probability of default and a discount factor curve.
DVA is similar to CVA but results of the risk our counterparties assume in OTC derivatives.

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C.    Key metrics (Trading Market Risk)
In the first half of 2021, markets were focused on economic recovery with the support of the vaccines rollout, but amid inflation pressures and with uncertainty over the covid-19 evolution (e.g. new variants). In this complex environment, Grupo Santander’s trading risk profile remained low, in line with previous years, due to the fact that risks of trading activities arise mainly from activities with customers in non-complex instruments, concentrated in hedging of interest rate and exchange rate risks.
Value at Risk (VaR) analysis
During the first half of 2021, the Group continued its strategy of focusing its trading activity on customer business, minimising where possible, exposure to directional risk in net terms and maintaining its diversification by geography and risk factor.
Evolution of VaR for the first half of 2021.
EUR million. VaR at 99% over a one day horizon.

20
16
12
8
4
0
VaR
Moving average 15d
3Y average VaR
MAX (12.6)
MIN (6.8)
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21

VaR during the first half of 2021 fluctuated between EUR 6.8 million and EUR 12.6 million, stable and mostly below the average of the last three years. The average VaR for the period was EUR 9.3 million, ending the VaR in June at EUR 9.2 million.
The following histogram shows the distribution of risk in terms of VaR in the first six months of 2021. The accumulation of days with levels up to EUR 11.5 million (92.9%) is shown. Values higher than EUR 11.5 million (7.1%) largely occur in periods affected by temporary spikes in volatility, mainly in interest rates and exchange rates.

VaR Histogram
VaR at 99%, over a one day horizon. Number of days (%) in each range for the first half of 2021.

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Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2021 are displayed in the following table:
VaR statistics by risk factor

EUR million. VaR at 99%, with one day time horizon

194	January - June 2021

	VaR (99%)
	Minimum	Average	Maximum	Latest
Total trading
Total	6.8	9.3	12.6	9.2
Diversification effect	(6.6)	(12.1)	(24.5)	(15.4)
Interest rate	6.0	9.3	15.3	8.6
Equities	2.3	3.0	4.6	3.7
Exchange rate	1.9	3.9	7.3	5.5
Credit spread	2.6	3.8	7.3	5.0
Commodities	0.6	1.3	2.6	2.0

Europe
Total	6.4	7.9	12.6	9.6
Diversification effect	(5.4)	(8.6)	(14.1)	(10.5)
Interest rate	5.3	7.2	10.0	7.5
Equities	2.2	2.9	4.4	2.8
Exchange rate	1.6	2.7	5.0	5.0
Credit spread	2.6	3.8	7.3	4.9
Commodities	0.0	0.0	0.0	0.0

South America
Total	3.3	5.3	10.5	6.1
Diversification effect	(1.4)	(4.8)	(14.6)	(4.9)
Interest rate	3.0	5.1	12.2	6.0
Equities	0.4	0.9	2.0	1.7
Exchange rate	0.7	2.8	7.6	1.2
Credit Spread	0.0	0.0	0.8	0.0
Commodities	0.6	1.3	2.6	2.0

North America
Total	1.6	2.6	7.4	5.8
Diversification effect	0.0	(0.8)	(2.4)	(0.3)
Interest rate	1.3	2.6	7.0	5.8
Equities	0.0	0.2	1.5	0.1
Exchange rate	0.2	0.6	1.3	0.3
Credit Spread	0.0	0.0	0.0	0.0
Commodities	0.0	0.0	0.0	0.0

The average VaR in the first half of 2021, EUR 9.3 million, was lower than the average VaR in the first half of 2020, EUR 15.6 million, mainly due to the lower market volatility related to the vaccines rollout and global economic recovery.

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VaR evolution by risk factor

EUR million. VaR at 99% with one day time horizon (15 day moving average)

Gauging and backtesting measures
Regulations dictate that the VaR model should accurately capture market risks. VaR uses statistical techniques under normal conditions. Therefore, for a certain confidence level and for a defined time horizon, the estimated maximum loss can differ from real losses. Grupo Santander regularly analyses the VaR calculation model to confirm its accuracy.
Market risk functions run tests such as internal backtesting, VaR contrast measures and hypothetical portfolio analysis for subsidiaries covered by the internal market risk model. For subsidiaries with an approved internal model, we also perform regulatory backtesting to count overshootings (when daily loss or profit exceeds VaR or VaE) affecting the calculation of market risk regulatory capital requirements.
Our backtesting assesses the general quality and effectiveness of the risk measurement model and compares the daily VaR/VaE obtained on D-1 with these P&Ls obtained on D:

•Economic P&L: is calculated on the basis of end-of-day mark-to-market or mark-to-model values. This test checks whether the VaR/VaE methodology used to measure and aggregate risk is adequate.
•Actual P&L: is calculated based on the difference between the portfolio's end-of-day value and actual value at the end of the subsequent day. It includes the profit and loss stemming from intraday operations, minus fees, commissions, and net interest income. It is used to count regulatory overshootings.
•Hypothetical P&L: is calculated daily by comparing the portfolio's end-of-day value and its value at the end of subsequent day, assuming unchanged positions. It doesn't account for the time effect to be consistent with VaR. This backtesting helps us make sure portfolios are regularly subject to an intraday risk not reflected in closing positions and therefore, not reflected in VaR. We also use it to count regulatory overshootings.
•Theoretical P&L: is calculated with the market risk calculation engine, without intraday results, changes in portfolio positions or time (theta). We use it exclusively to test the quality of our internal VaR model.
We run regulatory backtesting on our subsidiaries every day. We also run internal (not regulatory) backtesting daily, weekly and monthly based on the granularity of a given portfolio level. The number (or proportion) of overshootings we register is one of the most intuitive indicators of a model's goodness of fit. We calculate regulatory backtesting for one year (250 days) and at a VaR confidence level of 99%.
In the last twelve months, for Hypothetical P&L backtesting and for the total portfolio, there were two overshootings in VaR at 99%, both recorded in the second half of 2020 due to the strong market variations caused mainly by the health crisis. There were not any overshootings in VaE. The number of observed overshootings in VaR and in VaE is consistent with the assumptions specified in the VaR calculation model.

196	January - June 2021

Derivatives risk management
Our derivatives business primarily sells investment products and hedges risks for customers. Our risk management aims to keep net open risk as low as possible. Transactions include options on equities, fixed income and exchange rates, mainly in Spain, Brazil, the UK and Mexico.
Risk of derivatives (in terms of VaR Vega at 99%, over a one day horizon) moved in the first half of 2021 in a range between EUR 7.7 million and EUR 1.5 million, with an average value of EUR 2.4 million.
Grupo Santander's exposure to complex structured instruments and assets is very limited, this reflects our risk culture and prudent risk management. At the end of the first half of 2021, our exposures in this area were:
•Hedge funds: the exposure was EUR 344 million (all indirect), acting as counterparty in derivatives transactions. We analyse the risk related to this type of counterparty on a case by case basis, establishing percentages of collateralization based on each fund's features and assets.
•Monolines: no exposure at the end of June 2021.
Grupo Santander's policy for approving new transactions related to these products remains extremely prudent and conservative. It is strictly supervised by top management.
Scenario analysis
Various stress scenarios were calculated and analysed regularly in the first half of 2021 (at least monthly) for all the trading portfolios.
Worst Case scenario
This is a hypothetical scenario which combines movements in risk factors with their respective volatilities. The construction of this scenarios is based on historical volatilities, assuming a variation tors of ±3 and ± 6 daily standard deviations, irrespective of the historical correlation between them. Its aim is to analyse the risk profile and potential maximum losses of trading portfolios, identifying the most unfavourable scenario.
At the end of June 2021, the stress test revealed that the economic loss in trading portfolios would be EUR 135 million (market price) if the stress movements in the worst case scenario materialized in the market. The loss would mainly affect South America and Europe (mostly in interest rates under a scenario of increases and in equities under a scenario of decreases).
Stress scenario: worst case. EUR million

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(100.5)	(24.0)	(6.3)	(4.1)	0.0	(134.9)
Europe	(2.7)	(21.7)	(4.6)	(4.1)	0.0	(33.1)
North America	(11.7)	(0.1)	(0.9)	0.0	0.0	(12.7)
South America	(86.1)	(2.2)	(0.8)	0.0	0.0	(89.1)

Other global stress test scenarios
‘Abrupt crisis’: an ad-hoc scenario with sharp market movements in all risk factors: rise in interest rate curves, sharp falls in stock markets, strong appreciation of USD against other currencies, increase in volatility and credit spreads and default of main debt and equity positions.
‘Subprime crisis’: historical scenario based on the events that occurred in the 2007-2008 period, which began as a result of the US subprime mortgage crisis. This financial crisis led to a sharp increase in volatility and a sharp reduction in liquidity in all financial markets worldwide. The worst 1-day and 10-day market shocks are identified for each market risk factor.
‘Forward Looking Scenario’: a plausible hypothetical scenario based on current portfolios and expert judgement regarding the short term expected movements in market risk factors that may negatively affect trading positions.
‘EBA adverse scenario’: hypothetical scenario based on the adverse macroeconomic scenario applied to all market risk factors, as proposed by the EBA to perform the 'EU wide stress test' exercise every two years.

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'Covid-19 crisis': scenario based in the sharp movements in the financial markets as a result of the health crisis. Its calculation is based on the identification of the 10-day period with higher losses in the trading portfolio during the first two quarters of 2020.
Reverse stress test scenarios, which identify market variable shifts that can lead to a loss that will endanger our survival. They complement traditional stress scenarios and help signal business vulnerabilities, hidden risks and interactions between risk factors. They begin with a known stress result (such as a failure to achieve certain capital, liquidity or solvency ratios) and identify extreme scenarios.

D.    Structural balance sheet risk management
System for controlling limits
Like with trading market risk, annual limits planning sets limits for balance sheet structural risks based on risk appetite.
The main limits we use are:
• Balance sheet structural interest rate risk:
• Limit on net interest income (NII) over a 1 year horizon.
• Limit on the sensitivity of the value of equity (EVE).
• Limit on the market value variations of ALCO portfolios under stress scenarios.
• Structural exchange rate risk:
• Limit on the potential impact of the net foreign currency permanent position in the Core Capital Ratio.
• Limit on the individual hedge that must be maintained by currency.
Financial Management must explain why limits or sub-limit breaches occur and provide action plans to correct them.
Methodologies
a) Structural interest rate risk
Grupo Santander analyses the potential impact of changes in interest rate levels on EVE and NII. Depending on the changes in rates, impacts will be different and therefore various subtypes of interest rate risk need to be monitored and managed, such as repricing, curve or basis risk.
Based on the balance sheet interest rate position and the market situation and outlook, financial actions (such as transacting positions or setting interest rate for products we market) may be needed to attain the desired risk profile determined by the Group.
The suite of metrics we use to monitor interest rate risks includes the sensitivity of NII and EVE to changes in interest rates, and Value at Risk (VaR) for calculating economic capital among others:
- Net interest income (NII) sensitivity
NII is the difference between income from interest on assets and the cost of liabilities in the banking book over 1 year. NII sensitivity is the difference between the NII calculated under a selected scenario and the NII calculated under a base scenario. There can be as many NII sensitivities as scenarios. This metric helps identify short-term risk and it is complementary to EVE sensitivity. Several scenarios from -100 basis points parallel changes to +100 basis points are considered, choosing the worst one (hereinafter figures show the result under these scenarios).
-Economic value of equity (EVE) sensitivity
EVE is the difference between the net current value of assets and the net current value of outstanding liabilities in the banking book at a certain point in time. EVE sensitivity is the difference in EVE calculated under a selected scenario and under a base scenario. There can be as many EVE sensitivities as scenarios considered. This metric helps identify long-term risk and it is complementary to NII sensitivity. Several scenarios from -100 basis points parallel changes to +100 basis points are considered, choosing the worst one (hereinafter figures show the result under these scenarios).
b) Interest rate models
Interest rate risk metrics consider the behaviour of financial products under stressed scenarios where uncertainty is common and contractual terms may not be met. We have developed methodologies to help explain products' behaviour. Key interest rate risk models are:
-Treatment of assets and liabilities with no defined maturity

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Under Grupo Santander's model, account balances with no maturity use stable and unstable volumes; velocity of run off the volume over time; the relationship between customer rates and market rates; and other variables.
- Pre-payment treatment for certain assets
Pre-payment risk mainly affects fixed-rate mortgages in subsidiaries where contractual rates are low relative to market levels. We model this risk and include it in risk appetite metrics.
c) Structural foreign exchange rate risk/hedging of results
We monitor these activities daily via position measurements, VaR and results.
d) Structural equity risk
We monitor these activities monthly via position measurements, VaR and results.

E. Structural balance sheet risks key metrics
Our market risk profile inherent in asset volumes, shareholders’ equity and net interest income on our balance sheet remained moderate in the first half of 2021, in line with previous years.
Each subsidiary's finance division manages its interest rate risk from commercial banking. It is responsible for managing structural risk caused by fluctuating interest rates.
Grupo Santander measures interest rate risk with statistical models. It relies on migration strategies for structural risk with interest rate instruments, such as fixed income bond portfolios and derivative instruments to keep the risk profile within risk appetite.

Structural interest rate risk
Europe
The EVE and NII sensitivities of our main balance sheets (Santander Spain and Santander UK) are usually positive to interest rate hikes.
Exposure levels in all countries was moderate in relation to the annual budget and capital levels.
At June 2021, considering the scenarios previously mentioned, the most significant risk of NII sensitivity was in the Euro at EUR 920 million, the British pound yield curve at EUR 681 million, the Polish zloty at EUR 66 million, and the US dollar at EUR 7 million, all relating to the risk of rate cuts.
Net interest income (NII) sensitivity
% of the total
Other: Portugal and SCF.

The most significant risk in EVE was in the Euro interest rate curve, at EUR 5,870 million, followed by the British pound at EUR 1,459 million, the Polish zloty at EUR 104 million and the US dollar at EUR 10 million, all relating to the risk of rate cuts.

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Economic value of equity (EVE) sensitivity
% of the total
Other: Poland, Portugal and SCF.

South America
The EVE and NII in our South American balance sheets are usually positioned for interest rate cuts.
In the first half of 2021, exposure levels in all countries was moderate in relation to the annual budget and capital levels.
At the end of June, the most significant risk to NII was located in Brazil (EUR 103 million) and Chile (EUR 102 million).

Net interest income (NII) sensitivity
% of the total

Other: Argentina, Peru and Uruguay.

The most significant risk to the EVE, was also in Chile (EUR 309 million) and Brazil (EUR 298 million).

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Economic value of equity (EVE) sensitivity
% of the total
Other: Argentina, Peru and Uruguay.

North America
The NII and EVE of our North American balance sheets usually show positive sensitivities to interest rate hikes.
In the first half of 2021, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
At the end of June, the most significant risk to NII was mainly in the US (EUR 113 million).

Net interest income (NII) sensitivity
% of the total

The most significant risk to the EVE was also in the US (EUR 579 million).

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Economic value of equity (EVE) sensitivity
% of the total

Structural foreign exchange rate risk/hedging of results
Our structural exchange rate risk is driven by exposures in foreign currencies related to permanent financial investments, their results and related hedges.
Our dynamic management of this risk seeks to limit the impact on the core capital ratio from foreign exchange rate movements. At the end of June 2021, the largest exposures of permanent investments (with their potential impact on equity) were (in order), in US dollars, UK pounds sterling, Brazilian reais, Mexican pesos, Chilean pesos and Polish zlotys. We hedge some of these positions (which are permanent in nature) with foreign exchange-rate derivatives.
The Financial division is responsible for foreign exchange rate risk management, hedging expected results and dividends in subsidiaries where the base currency is not the euro.

Structural equity risk
Grupo Santander maintains equity positions in its banking book as equity instruments or equity stakes depending on the percentage owned or control.
We diversified the equity portfolio in the banking book at the end of June 2021 between securities in Spain, China, Morocco, Poland and other countries. Most of the portfolio invests in the finance and insurance industries, and also include real estate.
Structural equity positions have market risk exposure. We calculate VaR for these positions with market price data series or proxies. By the end of June 2021, the VaR at 99% over a one day time horizon was EUR 319 million (EUR 319 and EUR 170 million at the end of 2020 and 2019, respectively).

Structural VaR
A standardised metric such as VaR can be used for monitoring total market risk for the banking book (excluding the trading activity of SCIB). We distinguish fixed income considering interest rates and credit spreads on ALCO portfolios, exchange rate and equities.
In general, structural VaR is not material in terms of our volume of total assets or equity.

202	January - June 2021

Structural VaR
EUR million. VaR at 99% with one day time horizon.

	2021				2020		2019
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	888.3	939.1	1032.6	1032.6	911.0	903.1	511.4	729.1
Diversification effect	(342.5)	(381.6)	(408.2)	(321.9)	(349.8)	(263.4)	(304.2)	(402.0)
VaR interest rate*	418.4	452.8	522.2	440.2	465.1	345.5	345.6	629.7
VaR exchange rate	499.5	548.6	595.5	595.5	499.9	502.6	308.1	331.7
VaR equities	312.9	319.3	323.0	318.8	295.9	318.5	161.9	169.8
* Includes credit spread VaR on ALCO portfolios.

F.    Pension and actuarial risks

Pension risk
Grupo Santander assumes the financial, market, credit and liquidity risks in the assets and investments of benefit employee pension funds, as well as the actuarial, market and credit risks from pension obligations with its employees. Our main goal in the pension risk control and management is to identify, measure, monitor, mitigate and disclose all sources of pension risk.
We annually estimate combined losses in assets and liabilities under a stress scenario that includes changes in interest rates, exchange rates, inflation, stock markets, real estate prices and credit spread.
Actuarial risk
Actuarial risk stems from biometric changes in the life expectancy of pension scheme beneficiaries; from life insurance holders; unforeseen non-life insurance payments; and unexpected changes in holders' behaviour when filing claims covered in insurance contracts.
We distinguish these actuarial risks:
Life liability risk: risk of loss if fluctuations in risk factors changes the value of pension liabilities:
•Mortality/longevity risk: risk of loss in variations in insured parties' estimated probability of death/survival parties changes the value of liabilities.
•Morbidity risk: risk of loss if insured parties' estimated probability of disability/incapacity changes the value of liabilities.
•Surrender/lapse risk: risk of loss caused by changes in the value of liabilities because of the early termination or changes in policyholders' rights in regard to surrender, extraordinary contributions and/or paid up options.
•Expense risk: risk of loss if an adverse deviation in expected expenses changes the value of liabilities.
•Catastrophe risk: losses if catastrophic events increase pension liabilities.
Non-life liability risk: risk of losses from changes in the value of Santander's non-life benefit liabilities with employees, caused by fluctuations in related risk factors:
•Premium risk: loss from insufficient premiums to pay for claims that might be made in the future.
•Reserve risk: loss from insufficient reserves for unsettled claims, including related costs.
•Catastrophe risk: losses if catastrophic events increase non-life liabilities.
G.    Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
Given the retail nature of the Group, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs.
Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets, taking advantage

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of favourable market conditions. The Group issued in the first half of 2021 €17,007 of medium- and long-term issues, of which €7,771 million was senior debt, €74 million was covered bonds and €9,160 million were TLAC (Total Loss Absorbing Capacity) eligible instruments of which €7,581million was senior non-preferred and €1,579 million was additional Tier 1. No subordinated debt was issued during this period. Maturities of medium- and long-term debt amounted to €13,508 million in the first half of 2021, of which €7,778 million was senior debt, €4,901 million was covered bonds and €830 million was senior non-preferred. Additionally, securitizations placed in the market amounted to €10,110 million while maturities followed a similar pattern.
In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and to maintain an appropriate liquidity position.
The main aspects in relation to structural management of liquidity during the first half of 2021 were:
•Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.
Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across     the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.
•As of June 30, 2021, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 75% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, senior non-preferred debt, covered bond, subordinated debt and preferred shares) with a moderately conservative maturity (4.9 years as of June 30, 2021). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.
Excluding securitizations, most medium- and long-term issuance activity has been concentrated on the Eurozone and the UK, with a moderate contribution from Latin-American countries.
At June 30, 2021, the Group's structural liquidity surplus stood at €204.9 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€165.7 billion), equities (€18.3 billion) and net lent deposits to central banks and credit entities (€47.5billion), partially offset by short term funding balance (€26.6 billion).

•High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries. As a proof of this sound and ample liquidity position, the Group as a whole exhibits both Liquidity Coverage Ratio (LCR) well above the 100% regulatory limit and a Net Stable Funding Ratio (NSFR), also well above 100%. Compared with 2020 year end, levels for both ratios have not substantially changed during the first half of 2021.
•Access to wholesale markets for liquidity on the basis of short and long-term ratings.
•Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity.
•Moderate use of assets as security for structural balance-sheet funding sources that has not materially changed since the end of 2020.
Santander Group performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance to Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process in fact encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.
All these processes, which are forward looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that Group’s entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

204	January - June 2021

ITEM 9. CORPORATE GOVERNANCE
In addition to the second quarter 2021 information disclosed in 'Part 1. Consolidated Directors’ Report—Corporate Governance', the following are other significant corporate governance events occurred during 2021:
2021 Ordinary general shareholders’ meeting
On 26 March, the ordinary general shareholders’ meeting of Banco Santander was held at the corporate headquarters in Boadilla del Monte (Madrid) and, in view of the situation relating to covid-19 and in accordance with section 3 of Royal Decree-Law 34/2020, of 17 November on urgent measures to support business solvency and the energy sector and in relation to tax matters, in its wording provided by Royal Decree-Law 5/2021, of 12 March, it took place exclusively by remote means, without the shareholders, proxies or guests attending physically, other than the members of the Presiding Committee (Mesa) of the General Shareholders’ Meeting (the chairman and the secretary), the CEO and the notary, and with the necessary safety and distance measures.
A total of 612,804 shareholders, present or represented, holders of 11,735,176,840 shares, attended the meeting. Therefore, the quorum was 67.674% of the share capital of Banco Santander.
The proposals of resolutions of the agenda submitted to the vote received an average of 98.3% votes in favour.
Full information on the resolutions passed at the general meeting can be found on Banco Santander’s corporate website (www.santander.com).
Changes to the international advisory board’s composition
The board of directors appointed Mr Andreas Dombret as a new member of the international advisory board of Banco Santander.

January - June 2021	205

ITEM 10. OTHER DISCLOSURES

Purchases of equity securities by the issuer and affiliated purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2021:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2021	purchased	unit) in euros	programs	under the plans or programs
January	2,576,938	2.59	―	―
February	27,844,899	2.81	―	―
March	42,793,202	2.89	―	―
April	3,820,453	2.90	―	―
May	17,157,927	3.06	―	―
June	38,578,626	3.39	―	―
Total	132,772,045

During the first six months of 2021, all purchases and sales of equity securities were made in open-market transactions.

206	January - June 2021

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 30 July 2021	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer